Form 20-F
period 2022-03-31
Lytus Technologies Holdings PTV. Ltd.
filed 2022-09-28
CIK 1816319

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number: 001-41418

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

(Exact name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

(Address of Principal Executive Offices)

Dharmesh Pandya

601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

Tel: (284) 494-2810

Email: dharmesh@lytuscorp.com

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	LYT	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 31, 2022, 34,154,062 common shares and were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note-checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Lytus Technologies Holdings PTV. Ltd.

i

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report of Foreign Private Issuer on Form 20-F (this “Annual Report”) to “we,” “our,” “us,” “the company” “our company” or similar terms refer to Lytus Technologies Holdings PTV. Ltd. and its consolidated subsidiaries.

This Annual Report contains translations of certain Indian rupee amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. Unless otherwise noted, we have translated profit and loss items at an average rate of Rs. 74.40 for the year ended March 31, 2022 and Rs. 74.17 for the year ended March 31, 2021 . For balance sheet items, we have translated at a closing rate of Rs. 75.91 as of March 31, 2022 and Rs. 73.20 as of March 31, 2021. We have stated equity accounts at their historical rates. We make no representation that the Indian rupee amounts or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Indian rupee amounts, as the case may be, at any particular rate or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In this Annual Report, unless otherwise specified, all references to “$,” “USD” and “dollars” mean United States dollars.

This Annual Report includes our audited annual consolidated financial statements, or the “Financial Statements.” Our audited consolidated financial statements as of and for the years ended March 31, 2022 and March 31, 2021 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, the independent, private-sector body that develops and approves IFRS, and Interpretations issued by the International Financial Reporting Interpretations Committee, or IFRIC. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless indicated otherwise, our financial information in this Annual Report has been prepared on a basis consistent with IFRS as issued by the International Accounting Standards Board. In making an investment decision, investors must rely on their own examination of our results and consult with their own professional advisors.

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Service Marks

All service marks, trademarks and trade names referred to in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report are referred to without the ®, © and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

We have made statements in this Annual Report, including under “Risk Factors,” “Operating and Financial Review and Prospects,” “Business Overview” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include statements regarding:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the development of future company-owned call centers;

●	the capabilities of our business operations;

●	our expected future economic performance;

●	competition in our market;

●	assumptions underlying statements regarding us or our business;

●	our strategy to finance our operations;

●	future marketing efforts, advertising campaigns, and promotional efforts;

●	future growth and market share projections, including projections regarding developments in technology and the effect of growth on our management and other resources;

●	our future expansion plans;

●	our future acquisition strategy, including plans to acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets;

●	the future impact of our acquisitions;

●	our strategy and intentions regarding new product branding;

●	the future competitive landscape and the effects of different pricing strategies;

●	the effect of future tax laws on our business;

●	any legal proceeding, hearing, or dispute and; and

●	our ability to implement and maintain effective internal control over financial reporting.

These statements are necessarily subjective, are based upon our current plans, intentions, objectives, goals, strategies, beliefs, projections and expectations, and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based, or the success of our business. Furthermore, industry forecasts are likely to be inaccurate, especially over long periods of time.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that may cause actual results, our performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, without limitation, those discussed under the caption “Risk Factors” beginning on page 1 of this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” in this Annual Report on Form 20-F. You should carefully consider these risks and uncertainties when investing in our common shares. Some of the principal risks and uncertainties include the following:

●	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses doubt about our ability to continue as a “going concern”;

●	Given the nature of the markets in which we operate, our revenues and expenses are difficult to predict, which increases the likelihood that our results could fall below the expectations of investors and market analysts, which could cause the market price of our common shares to decline;

●	Defects or malfunctions in our platform could hurt our reputation, sales, and profitability;

●	Our eight million user base calculation is based assumptions that may not be accurate;

●	Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business;

●	We face risks related to the storage of customers’ and their end users’ confidential and proprietary information;

●	Our platform which may never become sufficiently successful;

●	We may not obtain or be able to adequately protect our intellectual property rights;

●	An economic slowdown or factors that affect the economic health of the United States, India or these industries may adversely affect our business;

●	Liability issues are inherent to the healthcare industry and insurance is expensive and difficult to obtain;

●	If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence;

●	We will need to increase the size of our organization and may experience difficulties in managing growth;

●	We depend and will continue to depend on key existing and future personnel;

●	We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business;

●	We operate in a highly competitive industry;

●	Our product testing and operations up to this point are limited;

●	Our success depends on our ability to recruit and retain experienced therapists;

●	We rely on third-party systems and service providers, and any disruption or adverse change in their businesses could have a material adverse effect on our business;

●	We rely on the value of our brand, and any failure to maintain or enhance consumer awareness of our brand could have a material adverse effect on our business, financial condition and results of operations;

●	We may not be successful in implementing our growth strategies, pursuing strategic partnerships, acquisitions and investments, and future partnerships, acquisitions and investments may not bring us anticipated benefits;

●	If we are unable to continue to identify and exploit new market opportunities, our future revenues may decline;

●	Difficult market conditions, economic conditions and geopolitical uncertainties could adversely affect our business by negatively impacting our future revenues in the markets in which we offer services;

●	Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance;

●	Infrastructure in India may not be upgraded in order to support higher internet penetration, which may require additional investments by and expenses for us;

●	Our results of operations are subject to fluctuations in currency exchange rates;

●	We may not be able to obtain additional financing on terms that are acceptable or at all, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements;

●	Any significant disruption in service on our platform or in our computer systems, or any technology failures experienced while developing and enhancing our software could prevent us from using our platform, reduce the attractiveness of our platform or result in a loss of borrowers or investors;

●	An inability to adapt our business effectively to keep pace with a rapidly evolving business environment could have a material adverse effect on our business, financial condition and results of operations;

●	We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules; as a result, may rely on exemptions that provide fewer protection to shareholders compared to other companies;

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations;

●	Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

●	Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and we are subject to risks associated with our business partners and other third parties;

●	We do not plan to pay dividends in the foreseeable future;

●	A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India;

●	A slowdown in economic growth in India could cause our business to suffer;

●	The economy in India is susceptible to events such as terrorist attacks, other acts of violence, natural disasters or pandemics, which may result in a reduction in online transaction volumes impacting our business profitability;

●	Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India, which may adversely affect our results of operations, financial condition and financial performance;

●	Our business and activities are regulated by The Competition Act, 2002;

●	Our common shares were only recently listed on The Nasdaq Capital Market and there can be no assurance that we will be able to comply with The Nasdaq Capital Market’s continued listing standards;

●	As a result of being a “foreign private issuer,” we may not provide you with the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult to evaluate our performance and prospects;

●	Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval;

●	The increased costs, regulations and management time resulting from being a newly public company could lower our profits or make it more difficult to run our business;

●	The market price of our securities may be volatile, which could cause the value of your investment to decline;

●	Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline;

●	As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder;

●	BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests;

●	The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law;

●	As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards;

●	We may be or may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors;

●	The reduced disclosure requirements applicable to “emerging growth companies” may make our common shares less attractive to investors.

Risk Factors

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our historical financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our securities. Refer to “Cautionary Note Regarding Forward-Looking Statements.”

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to Our Business and Industry

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses doubt about our ability to continue as a “going concern.”

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses doubt about our ability to continue as a “going concern.” We currently have negative working capital after considering the large payment obligation discussed below and cash flow aggravated by the COVID-19 lockdown and cash flow used in operating activities of $577,367 for the year ended March 31, 2022 and cash flow used in operating activities of $25,493 for the year ended March 31, 2022 and March 31, 2021. Upon successful transition of subscribers pursuant to the terms of the customer acquisition agreement (the “Customer Acquisition Agreement”) between Reachnet and Lytus India, we expect to be able to carry out its operations in the normal course of business and generate approximately Rs.130 ($1.80) as streaming subscription fees from each of our approximately 1.9 million customer connections, as prescribed by the Telecom Regulatory Authority of India guidelines. For more information on the Customer Acquisition Agreement, see “Business Overview—Reachnet Agreement.” We believe that this will enable us to improve our cash position significantly.

On March 31, 2022, under the terms of the Customer Acquisition Agreement with Reachnet, we are obligated to make payments to Reachnet. We intend to settle 50% of the payment obligations under the Customer Acquisition Agreement on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

Under the terms of the Customer Acquisition Agreement, we were also scheduled to receive ‘Other Receivables’ due of approximately $50.9 million as of March 31, 2022 ($35.6 million as of March 31, 2021) from Reachnet, as reflected in our books of accounts. These funds expected to be received on or before March 31, 2023. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Upon such settlement, the company expects to have sufficient available cash to be able to meet its current liabilities associated with the business. Refer to Note 3A on Other Income in the Financial Statements for more information.

We believe that in the coming 12 months and upon successful implementation of the customer acquisition agreement, cash flow from operating activities will improve for the following reasons:

●	Monthly subscription fees paid by our customers are expected to be billed and collected at the beginning of each month in advance;

●	The contracted operating expense for the streaming business is 61%, which we expect will create a net surplus of revenue for us; and

●	Additional product offerings to customers such as our telemedicine business are expected to generate additional cash flow for us.

To further mitigate the impact of the current negative working capital and cash flow, we have also taken additional precautionary steps by approaching financial institutions and credit partners in India to create and avail ourselves of credit lines and bridge financing.

Despite the above efforts and expectations, no assurances can be given that we will be able to carry out our operations in the normal course of business and that we will be able to obtain funds from financial institutions and credit partners or others to continue our operations in the future. We may need to seek additional financing. The financing sought may be in the form of equity or debt financing or a combination of both from various sources as yet unidentified. No assurance can be given that we will generate sufficient revenue or obtain the necessary financing to continue as a going concern and the failure to do so could cause us to cease our operation.

Lytus’ platform may not be accepted in the marketplace.

Uncertainty exists as to whether our platform will be accepted by the market without additional widespread subscriber acceptance. Several factors may limit the market acceptance of our platform, including the availability of alternative products and services, as well as the price of our Platform services relative to alternative products. There is a risk that subscribers will use other products and/or methods instead of ours. Our business plan assumed that, notwithstanding the fact that our Platform is new in the market, subscribers will elect to use our Platform because of our collective and integrated offerings.

Subscribers will need to be persuaded to use our platform service, but there is no assurance that we will attract enough subscribers to develop a successful market for our platform.

Given the nature of the markets in which we operate, our revenues and expenses are difficult to predict because they can fluctuate significantly. This increases the likelihood that our results could fall below the expectations of investors and market analysts, which could cause the market price of our common shares to decline.

Our revenue historically has fluctuated and may fluctuate in the future, depending on a number of factors, including:

●	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

●	increased pricing pressure from our competitors;

●	our ability to increase sales of our services to new customers and expand sales among our existing customers;

●	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

●	the duration of tax holidays or exemptions and the availability of other incentives offered by the Government of India;

●	the effect of increased wage pressure in India and other locations, and the time we require to train and productively utilize our new employees;

●	currency exchange fluctuations; and

●	other economic and political factors, including the economic conditions in United States, Europe and other geographies in which we operate.

A significant portion of our total operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects may cause significant variations in operating results in any particular quarter.

Parts of the global economy are volatile on account of political uncertainty. Our pricing remains competitive and clients remain focused on cost reduction and capital conservation. While we believe that we have a flexible business model which can mitigate the negative impact of an uncertain or slow growing economy, we may not be able to sustain historical levels of profitability. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability or increase future profitability.

Defects or malfunctions in our platform could hurt our reputation, sales, and profitability.

The acceptance of our Platform depends upon its effectiveness and reliability. Our Platform is complex and is continually being modified and improved, and as such may contain undetected defects or errors when first introduced or as new versions are released. To the extent that defects or errors cause our Platform to malfunction and our customers’ use of our Platform is interrupted, our reputation could suffer, and our potential revenues could decline or be delayed while such defects are remedied. We may also be subject to liability for the defects and malfunctions.

There can be no assurance that, despite our testing, errors will not be found in our Platform or new releases. Any such errors could result in loss of future revenues or delay in market acceptance, diversion of development resources, damage to our reputation, adverse litigation, or increased service, any of which could have a material adverse effect upon our business, operating results, and financial condition.

Our eight million user base is based on a calculation of our 1.9 million paid home subscribers multiplied by an industry average of 4.6 users per household in India and the assumptions we used to determine these figures may not be accurate.

Our eight million user base is based on a calculation of our 1.9 million paid home subscribers multiplied by an industry average of 4.6 users per household in India. The conversion rate of 4.6 users per household was supported by the Database on Household Size and Composition 2021 released by the Department of Economic and Social Affairs of the United Nations.1 Our estimates of household size and the number of users are based upon historical cable industry practices for measurement of user data. For example, according to the Universe Update Report released by Broadcast Audience Research Council of India in 20202, the number of average users per household in 2020 was 4.45. Although we believe the figures in the industry report are reasonable, there can be no assurance that the assumptions we used are accurate and therefore the number of the members per household may not be equal to the number of our active users. As a result, the number of our actual active users could be less than eight million.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

Our success depends on the efficient and uninterrupted operation of our servers and communications systems. A failure of our network or data gathering procedures could impede services and could result in the loss of subscribers. While our operations will have disaster recovery plans in place, they might not adequately protect us. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service. In the event of a server failure, we could be required to transfer our client data collection operations to an alternative provider of server hosting services. Such a transfer could result in delays in our ability to deliver our products and services to our clients.

[1]	Available at: https://population.un.org/Household/index.html#/countries/356
[2]	Available at: https://www.barcindia.co.in/whitepaper/barc-india-tv-universe-estimates-2020.pdf

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our businesses. Although we plan to obtain property and business interruption insurance for our business operations, we do not currently have such coverage, and any such coverage that we obtain in the future might not be adequate to compensate us for all losses that may occur.

We face risks related to the storage of customers’ and their end users’ confidential and proprietary information.

Our platform is designed to maintain the confidentiality and security of our patients’ confidential and proprietary data that are stored on our server systems, which may include sensitive personal data. However, any security breaches or other unauthorized access to these data could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We may be unable to anticipate these techniques or implement adequate preventative or reactionary measures.

We might incur substantial expense to further develop our Platform which may never become sufficiently successful.

Our growth strategy requires the successful launch and commercialization of our platform. , and there can be no assurance that this will occur. The causes for failure of our platform once commercialized include, but are not limited to:

●	market demand for our platform may be smaller than we expect;

●	further platform development may be costlier or take longer than anticipated;

●	our Platform may require significant adjustment post-commercialization, rendering the Platform uneconomic or extending considerably the likely investment return period;

●	additional regulatory requirements may increase the overall costs of the development;

●	patent conflicts or inability to enforce intellectual property rights;

●	physical therapists and clients may be unwilling to adopt and/or use our Platform, and

●	compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

We cannot be certain that we will obtain intellectual property rights for our platform and technology and if we fail to protect our intellectual property rights, our brand and business may suffer.

We believe that our success and competitive position will depend in part on our ability to obtain and maintain intellectual property rights for our platform. Although we seek to obtain copyright or trademark protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or trademark we have obtained may not be sufficient to protect all of our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

Our revenues are highly dependent on clients primarily located in the United States and India, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, India or these industries may adversely affect our business.

We derive approximately 100% of our revenue from India. If the economy in the United States or India continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these countries may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Our clients are concentrated in certain key industries. Significant decreases in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. Furthermore, some of the industries in which our clients are concentrated, such as the health care industry and the streaming industry, are, or may become, increasingly subject to governmental regulation and intervention. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their businesses and therefore negatively impact our revenues.

Liability issues are inherent to the healthcare industry and insurance are expensive and difficult to obtain.

Our business exposes us to potential liability risks, which are inherent to the healthcare industry. While we will take precautions, we deem to be appropriate to avoid lawsuits against us, there can be no assurance that we will be able to avoid significant liability exposure. Liability insurance for the healthcare industry is generally expensive. We have obtained professional indemnity insurance coverage for our platform. There can be no assurance that we will be able to maintain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims. A successful liability claim brought against us may exceed any insurance coverage secured by us and could have a material adverse effect on our results or ability to continue our platform.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to its financial statements that could not be prevented or detected on a timely basis. We identified material weaknesses in connection with our (i) information technology general controls and segregation of duties and (ii) accounting for transactions related to subsidiaries and related documentation. This resulted from a lack of necessary business processes, internal controls, record retention policy, and adequate number of qualified personnel within our accounting function.

The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.

Management will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate. We cannot assure you that the measures we are taking will be sufficient to avoid potential future material weaknesses. Accordingly, there could continue to be a possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

We will need to increase the size of our organization and may experience difficulties in managing growth.

At present, we are a small company. We expect to experience a period of expansion in headcount, infrastructure, and overhead, and anticipate that further expansion will be required to address potential growth and market opportunities. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, and integrate new employees. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

We depend and will continue to depend on key existing and future personnel.

Our success will depend, to a large degree, upon the efforts and abilities of our officers and key management employees. The loss of the services of one or more of our key employees could have a material adverse effect on our operations. In addition, as our business model is implemented, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. Key employees will require a strong background in our industry. We cannot assure that we will be able to successfully attract and retain key personnel.

We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

We depend on the use of sophisticated information technology and systems, which we have customized in-house, for provision of several online services, customer relationship management, communications and administration. As our operations grow in both size and scope, we will need to continuously improve and upgrade our systems and infrastructure to offer our customers enhanced services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

We may not be able to use new technologies effectively, or we may fail to adapt our websites, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. If we face material delays in introducing new or enhanced solutions, our customers may forego the use of our services in favor of those of our competitors.

Our customer devices include license software from third party vendors, as we continue to introduce new offering services. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all. Any of these events could have a material adverse effect on our operations

We operate in a highly competitive industry.

Although we are not aware of any other “Distance Monitored Physical Therapy Telemedicine Program” with local assistance precisely like ours that targets our specific population, we expect to encounter competition from local, regional or national entities, some of which have superior resources or other competitive advantages in the larger physical therapy space. Intense competition may adversely affect our business, financial condition or results of operations. We may also experience competition from companies in the wellness space. These competitors may be larger and more highly capitalized, with greater name recognition. We will compete with such companies on brand name, quality of services, level of expertise, advertising, product and service innovation and differentiation of product and services. As a result, our ability to secure significant market share may be impeded. Although we believe our services will enable us to serve more patients than traditional physical therapy providers, if these more established offices or providers start offering similar services to ours, their name recognition or experience may enable them to capture a greater market share.

Our product testing and operations up to this point are limited.

We have built out the technology platform and content library necessary to execute our planned business strategy. Of course, there may be other factors that prevent us from successfully marketing a product, including, but not limited to, our limited cash resources. Further, our proposed reimbursement plan and the eventual operating results could be susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent our executing our proposed business plan.

Our success depends on our ability to recruit and retain experienced therapists.

Our future revenue generation is dependent upon referrals from physicians in the communities our clinics serve, and our ability to maintain good relations with these physicians. Our therapists are the front line for generating these referrals and we are dependent on their talents and skills to successfully cultivate and maintain strong relationships with these physicians. If we cannot recruit and retain our base of experienced and clinically skilled therapists, our business may decrease, and our net operating revenues may decline.

We rely on third-party systems and service providers, and any disruption or adverse change in their businesses could have a material adverse effect on our business.

We currently rely on certain third-party computer systems, service providers, and local cable operators to provide various services that we offer customers. Any interruption or deterioration in performance of these third-party systems and services could have a material adverse effect on our business.

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

We rely on the value of our brand, and any failure to maintain or enhance consumer awareness of our brand could have a material adverse effect on our business, financial condition and results of operations.

We believe continued investment in our brand and the brands of our subsidiaries is critical to maintaining and expanding our business. We believe that our brand is well respected and recognized in the markets where we have customers. However, we are relatively new to the Indian Ecommerce sector and may not enjoy the same brand recognition in new areas in which we launch new businesses. We have invested in developing and promoting our brand since our inception and expect to continue to invest in maintaining our brand’s value, which we hope will enable us to compete against increased spending by our competitors and against emerging competitors, and allow us to expand into new geographies where our brand is not well known. However, there is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brand. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brand and generate demand in a cost-effective manner, it could negatively impact our ability to compete in the ecommerce sector which would have a material adverse effect on our business.

We may not be successful in implementing our growth strategies.

Our growth strategy is to enhance our service platforms by investing in technology, and expanding into new geographic markets. Our success in implementing our growth strategies may be affected by:

●	our ability to increase the number of suppliers, and product offerings on our platform;

●	our ability to continue to expand our distribution channels, and market and cross-sell our services and products to facilitate the expansion of our business;

●	our ability to build or acquire technology;

●	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for online services;

●	our ability to compete effectively with existing and new entrants to the Indian ecommerce industry;

●	the growth of the Internet as a medium for commerce in India;

●	changes in the regulatory environment; and

●	our ability to expand into new geographic markets.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategy.

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control.

This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our revenue.

If we are unable to continue to identify and exploit new market opportunities, our future revenues may decline and as a result our business, financial condition and results of operations could be materially and adversely affected.

As more participants enter our markets, we may experience a decrease in future revenues in a particular market. We may not be able to attract new customers or successfully enter new markets. If we are unable to continue to identify and exploit new market opportunities on a timely and cost-effective basis, our future revenues may decline and as a result our business, financial condition and results of operations could be materially and adversely affected.

Difficult market conditions, economic conditions and geopolitical uncertainties could adversely affect our business by negatively impacting our future revenues in the markets in which we offer services, which could have a material adverse effect on our business, financial condition and results of operations.

Difficult market conditions, economic conditions, and geopolitical uncertainties have in the past adversely affected and may in the future adversely affect our business and profitability. Our business is affected by national and international economic and political conditions. Any one of these factors could have a material adverse effect on our results and profitability. These factors include, but are not limited to:

●	economic and political conditions in India, the U.S., Europe and elsewhere in the world,

●	concerns about terrorism, war and other armed hostilities,

●	concerns over inflation and wavering institutional and consumer confidence levels,

●	the level and volatility of interest rates and foreign currency exchange rates, and

●	currency values.

The global financial markets have experienced significant disruptions since 2008, and the United States, Europe, and other economies have experienced periods of recession. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Adverse economic conditions could have negative adverse effects on our business and financial conditions. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services and products sold or provided through the Internet. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on online businesses generally.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance.

Infrastructure in India may not be upgraded in order to support higher internet penetration, which may require additional investments by and expenses for us.

Although projections in the Bharat 2.0 study released by Nielson shows that there is significant room for growth in the markets in which we operate, there can be no assurance that such growth will occur. Further, there can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our results of operations are subject to fluctuations in currency exchange rates.

As the functional currency of Lytus India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

We may not be able to obtain additional financing, if needed, on terms that are acceptable or at all, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements.

Our business is dependent upon the availability of adequate funding and sufficient capital. If we need to raise additional funds, we may not be able to obtain additional financing when needed. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

We may experience technology failures while developing and enhancing our software.

In order to maintain our competitive advantage, our software is under continuous development. There is risk that software failures may occur and result in service interruptions and have other unintended consequences, which could have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting transactions on our platform, reduce the attractiveness of our platform and result in a loss of borrowers or investors.

In the event of a platform outage or physical data loss, our ability to perform our servicing obligations, process applications or make products and services available on our platform could be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

We operate in a rapidly evolving business environment. If we are unable to adapt our business effectively to keep pace with these changes, our ability to succeed will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The pace of change in our industry is extremely rapid. Operating in such a rapidly changing business environment involves a high degree of risk. Our ability to succeed will depend on our ability to adapt effectively to these changing market conditions. If we are unable to keep up with technological changes, we may not be able to compete effectively. Our business environment is characterized by rapid technological changes, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

●	develop, license and defend intellectual property,

●	enhance our existing services,

●	develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers,

●	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis,

●	respond to the demand for new services, products and technologies on a cost-effective and timely basis, and

●	adapt to technological advancements and changing standards to address the increasingly sophisticated requirements and varied needs of our current and prospective customers.

We cannot assure you that we will be able to respond in a timely manner to changing market conditions or customer requirements. The development of proprietary electronic trading technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify, adapt and defend our technology. We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, or that we will be able to successfully defend any challenges to any technology we develop. Any failure on our part to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements, could have a material adverse effect on our business, financial condition and results of operations.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under Rule 5615(c)(1) of the NASDAQ Marketplace Rules because Mr. Dharmesh Pandya, our CEO, holds more than 50% of our voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market Rules, if we utilize such exemptions. We currently do not intend to utilize the controlled company exemptions.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

We may pursue further acquisitions and investments in the future, and any such transactions are accompanied by risks. For instance, an acquisition could have a negative effect on our financial and strategic position and reputation or the acquired business could fail to further our strategic goals. Moreover, we may not be able to successfully integrate acquired businesses into our business, and therefore we may not be able to realize the intended benefits from an acquisition. We may lack experience in the markets, products or technologies of an acquired company and we may have an initial dependence on unfamiliar supply or distribution partners. An acquisition could create an impairment of relationships with customers or suppliers of the acquired business or our advisors or suppliers. All of these and other potential risks may serve as a diversion of our management’s attention from other business concerns, and any of these factors could have a material adverse effect on our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed upon by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in India, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of India’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in India are still evolving and are uncertain, and we cannot assure you that Indian courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our platforms and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors or other design defects within the software on which we rely may result in a negative experience for customers and funding sources, delay introductions of new features or enhancements, result in errors or compromise our ability to protect customer or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and, we are subject to risks associated with our business partners and other third parties.

We currently rely on a number of business partners and other third parties in various aspects of our business. In addition, we cooperate with a number of business partners and other third parties to deliver our services to our customers. If third-party service providers fail to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner, or at all. Pursuing, establishing and maintaining relationships with business partners and other third parties, as well as integrating their data and services with our system, require significant time and resources.

The smooth operation of our business also depends on the compliance by our business partners and other third parties with applicable laws and regulations. Any negative publicity about business partners and other third parties could harm our reputation. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected. Our reputation is associated with these business partners and other third parties, and if any of the foregoing were to occur, our reputation may suffer.

We face risks related to health pandemics that could impact our sales and operating results.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, such as the outbreak of respiratory illness caused by the novel coronavirus (COVID-19). These could include disruptions or restrictions on our ability to travel and to deliver our products to our customers, as well as temporary closures of our facilities or the facilities of our customers and third-party service providers.

Any disruption or delay of our operations and those of our suppliers or customers may adversely impact our sales and operating results. This could also add pressure on our cash flow, although the size and duration of this global pandemic are uncertain as of this Annual Report. In addition, a significant outbreak of contagious diseases in the human population resulting in a widespread health crisis that could adversely affect the economies and financial markets of India and many other countries, resulting in an economic downturn that could affect demand for our products and significantly impact our operating results.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of such a crisis is highly uncertain and cannot be predicted and there is no assurance that such a crisis would not have a material adverse impact on our future results. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

We do not plan to pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our board of directors will declare dividends even if we are profitable. Under BVI law, we may only pay dividends from our profits, or credits standing in our share premium account, and we must be solvent before and after any such dividend payment, meaning that we will be able to satisfy our liabilities as they become due in the ordinary course of business.

Risks Related to Doing Business in India

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our common shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, the present government is a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement such policies or initiatives. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.

As the domestic Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector, which is difficult to predict. The Indian economy has grown significantly over the past few years. In the past, economic slowdowns in the Indian economy have harmed the ecommerce sector as customers have less disposable income for their shopping online. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the products we sell and, as a result, on our financial condition and results of operations.

Trade deficits could also adversely affect our business and the price of our common shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our common shares could be adversely affected.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly our business and prospects could be adversely affected.

The ecommerce business in India is susceptible to extraneous events such as terrorist attacks and other acts of violence, which may result in a reduction in online transaction volumes impacting our business profitability.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our common shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

Natural calamities could have a negative impact on the Indian economy and cause our business to suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods, and drought in the past few years. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. The occurrence of any of these disasters may result in a loss of business confidence and have an adverse effect on our business and financial performance.

Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India, which may adversely affect our results of operations, financial condition and financial performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Lytus India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may adversely affect our ability to make investments in India, including through Lytus India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms.

Our business and activities are regulated by The Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, several provisions of which have recently come into force, seeks to prevent practices that could have an appreciable adverse effect on competition. Under the Competition Act, any arrangement, understanding or action between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition, is void and will be subject to substantial penalties. Any agreement that directly or indirectly determines purchase or sale prices, limits or controls production, or creates market sharing by way of geographical area or number of customers in the market is presumed to have an appreciable adverse effect on competition. Provisions relating to the regulations of certain acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition are not yet in force. Such provisions could, if brought into force in the future, be applicable to us.

The effect of the Competition Act on the business environment in India is unclear. If we or any member of our group, including Lytus India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any enforcement proceedings initiated by the Competition Commission of India or any adverse publicity that may be generated due to scrutiny or prosecution by the Competition Commission of India, our business and financial performance may be materially and adversely affected.

Risks Related to Ownership of our Common Shares

Our common shares were only recently listed on The Nasdaq Capital Market and there can be no assurance that we will be able to comply with The Nasdaq Capital Market’s continued listing standards.

Our common shares commenced trading on The Nasdaq Capital Market on June 15, 2022. However, there can be no assurance that any broker will be interested in trading our common shares. Therefore, it may be difficult to sell common shares if you desire to do so. We cannot provide any assurance that an active and liquid trading market in our common shares will develop or, if developed, that such market will continue. In addition, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying The Nasdaq Capital Market’s continued listing requirements. Our failure to continue to meet these requirements may result in our common shares being delisted from The Nasdaq Capital Market.

If our financial condition deteriorates as a NASDAQ listed company, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market requires companies to fulfil specific requirements in order for their shares to continue to be listed. If our common shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our common shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are not so listed or are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our common shares would decline and that our shareholders would find it difficult to sell their common shares.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you with the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

Our officers, directors, and 5% or greater shareholders, in the aggregate, beneficially own approximately 84.90% of our outstanding common shares. Specifically, Dharmesh Pandya, our chief executive officer and director, in the aggregate, beneficially owns 75.80% of our outstanding common shares, which allows such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors, and 5% or greater shareholders possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval.  In addition, this concentration of ownership and voting power may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Major Shareholders and Related Party Transactions—Major Shareholders” for more information.

We will incur increased costs and become subject to additional regulations and requirements as a result of being a newly public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a newly public company, we will incur significant legal, accounting, and other expenses that we did not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with compliance with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

The market price of our common shares may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common shares may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our common shares in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of our common shares could decrease significantly. You may be unable to resell your common shares of at or above the initial public offering price. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, or at all.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline.

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. 4,572,158 of our common shares are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any common shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Common Shares Eligible for Future Sale.” All remaining common shares, which are currently held by our existing shareholders, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If any existing shareholders sell a substantial amount of common shares, the prevailing market price for our common shares could be adversely affected. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the common shares subject to any lock-up agreements to which they are subject. As restrictions on resale end, the market price of our common shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004, as amended (the “BVI Act”), and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if such shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of a company (i.e. the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of a company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of a company. A shareholder may also bring an action under statute if such shareholder feels that the affairs of a company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to such shareholder. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of a company and inspection of such company’s books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards.

As an exempted British Virgin Islands company to be listed on the NASDAQ Capital Market, we are subject to the NASDAQ Stock Market corporate governance listing standards. However, the NASDAQ Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the NASDAQ Stock Market corporate governance listing standards. For instance, we are not required to:

●	have a majority of independent directors on our board of directors (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions for non-management directors; and

●	have annual meetings and director elections.

Currently, we do not intend to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may be or may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which include cash.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the expected market value of our common shares, a decrease in the price of our common shares may also result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our common shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Tax Matters — United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities in respect of our common shares under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Tax Matters — United States Federal Income Taxation — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are not available to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company”, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of our initial public offering, which closed on June 17, 2022, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds $1.07 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may decline and/or become more volatile.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate Information

Lytus Technologies Holdings PTV. Ltd. (“we”, “Lytus”, “Lytus Group”, the “Group”, or the “Company”) is a holding company incorporated under the laws of British Virgin Islands (“BVI”) on March 16, 2020.

On February 21, 2020, Lituus Technologies Limited (“LTL”), a BVI company, DDC CATV Network Private Limited (“DDC”), and all of the shareholders of DDC (the “DDC Shareholders”) entered into a share purchase agreement, pursuant to which LTL acquired 4,900 shares, representing 49% of the outstanding equity share capital of DDC for an aggregated purchase price of Rs.19,208,000 (approximately $255,000).

On February 21, 2020, LTL, DDC and DDC Shareholders entered into a share subscription agreement, pursuant to which LTL has option to subscribe 900,000 shares fully convertible preference shares, representing 100% of the fully convertible preference shares of DDC for an aggregated purchase price of Rs. 90,000,000 (approximately $1,229,450). On February 26, 2020, DDC and DDC Shareholders entered into another share purchase agreement with Mr. Jagjit Singh Kohli, who was appointed as our director on April 1, 2020, pursuant to which Mr. Kohli acquired 200 shares, representing 2% of the equity share capital of DDC for an aggregated purchase price of Rs.784,000 (approximately $10,410).

-	On March 20, 2020, we entered into contract assignments with LTL and Mr. Kohli, pursuant to which LTL and Mr. Kohli transferred their respective equity interests in DDC to us for no consideration. Such transfer was completed on March 31, 2020, resulting in our ownership of 51% of the equity interest in DDC.

-	However, effective from April 1, 2021, we have derecognised and deconsolidated DDC as our subsidiary, due to a lack of cooperation from the management of DDC. Due to disagreements with the management of DDC, we have cancelled the contract going forward. This will not impact any past actions between us and DDC.

On August 29, 2022, our board of directors approved a plan to deconsolidate DDC, due to non-cooperation of the management of the subsidiary. Our directors had been unable to obtain and gain access to the books and records and assets of DDC and resolved that we no longer had the controlling power to govern the financial and operating policies of the DDC so as to benefit from their activities. Accordingly, pursuant to India law, the control over the DDC was deemed to have been lost since August 1, 2022, and the effective date of the deconsolidation was deemed to be April 1, 2021, in light of two or more arrangements that are accounted for as a single transaction.

Due to the non-cooperation of the directors and management of the Deconsolidated Subsidiary, the Board has been unable to access to the books and records of the Deconsolidated Subsidiary even though the Board has taken all reasonable steps and has used its best endeavours to resolve the matter. The Board is of the view that the Group does not have the access to records to prepare accurate and complete financial statements for Deconsolidated Subsidiary for the financial year ended March 31, 2022.

On March 19, 2020, we entered into a share purchase agreement with Lytus Technologies Private Limited (“Lytus India”) and the shareholders thereof, , pursuant to which we acquired 15,000 shares, representing all of the equity share capital of Lytus India for a purchase price of Rs.150,000 (approximately $2,000). We acquired Lytus India from Nimish Pandya, the brother of our Chief Executive Officer at face value per share.

On October 30, 2020, we entered into a share purchase agreement with Global Health Sciences, Inc. (“GHSI”) and the sole shareholder of GHSI, pursuant to which we acquired 75% of the equity interest in GHSI. GHSI was formed in 2020 and had no business operations prior to our acquisition. We previously conducted our telemedicine business in the United States through GHSI. However, effective from April 1, 2021, GHSI has substantially reduced its telemedicine business due to technological hurdles with OEM, and our board of directors are re-structuring its strategy for its telemedicine business in the United States and to develop its proprietary software for patients in the United States.

On June 18, 2022, we acquired 100% equity of Lytus Technologies, Inc. (“Lytus Inc.”), a Delaware corporation, for general corporate purposes. At present, Lytus Inc. has no business activities.

Effective from April 1, 2021, we have deconsolidated DDC from our consolidated financial statements, on account of loss of control over DDC. Our board of directors has assessed the element of control and the risk exposure and has concluded that the loss of control is effective from April 1, 2021.

Our principal executive offices in India are located at 1601 Everest Grande, A Wing Mahakali Caves Road, Andheri (East), Mumbai, India, 400 093, and our telephone number is (284) 494-2810. Our website address is www.lytuscorp.com. The information on or accessed through our website is not incorporated in this Annual Report. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B. Business Overview

We are a growing platform services company and currently have eight million active users located all across India.3 Our business model consists primarily of (a) distribution of linear content streaming/telecasting services and (b) development of technology products, namely, telemedicine. On the basis of approximately 1.9 million subscriber connections, we have subscriber strength of more than 8 million active customers. As per the Michael Bauer Research Report4, the average households’ size in India was 4.6 people per household, as of the most recent report in 2019.

The Lytus platform provides our customers with a one-stop site with the access to all of the services provided by us. We believe our strong customer service, access to an extensive fiber optic network infrastructure, and significant market presence position us as a service provider of choice and provide us with an advantage to offer our online products. Our business model is based on shared core competencies and capabilities, with our subscriber base as our biggest asset. We intend to benefit from India’s e-commerce boom and the recent tele-medicine regulation through our acquisition of Global Health Sciences, Inc. (“GHSI”) and Lytus Technologies Inc. (“Lytus Health”). The collective management of GHSI and Lytus Health have many years of experience in telemedicine in the United States, which we believe will help us create a profitable and sustainable business model with rapid growth prospects. We believe our deep outstanding and local expertise have enabled us to create solutions that address the needs and preferences of our customers in a comprehensive and efficient way. We possess extensive local knowledge of the markets in which we operate, which we consider to be a key component of our success.

Reachnet Agreement

We have established a strong customer base and obtained significant market share through our acquisition of the customers of Reachnet, a long-standing cable services company in India. Reachnet is a licensed Multi System Operator (MSO) in the business of telecasting/streaming of broadcast channels (both owned as well as redistributed) to subscribers for a subscription charge depending upon the services and content chosen by the subscriber. Reachnet also owns and operates fiber optic cable networks with offices across the country in various major cities. These networks are used by Reachnet to offer its services to Lytus India’s subscribers. Reachnet also offers its cable network along with management personnel and subscriber management services to third party service providers for a fee. It has an extensive infrastructure and logistic set-up in various cities for provision of telecasting/streaming services to their erstwhile subscribers. We have acquired all of the customers of Reachnet, who are primarily located in the following metros in India: Mumbai, Hyderabad, Calcutta, New Delhi and Allahabad. We are not bound to use Reachnet as a service provider for streaming services, and have the ability to enter into agreements with other service providers for the provision for streaming services to our subscribers at any time.

Under the terms of the customer acquisition agreement (the “Customer Acquisition Agreement”) between Reachnet and Lytus India dated June 20, 2019, these approximately 1.9 million customers belong to Lytus India. These customers are not and will not be Reachnet’s customers for internet access or services, except for services to be provided for telecasting/streaming, which will be provided by Reachnet with our permission. Reachnet has no ownership rights over these customers and all telecast services provided by Reachnet on our behalf, are in the capacity of a third party independent service provider. The arrangement between Lytus India and Reachnet mandates that Reachnet, as a third-party service provider, maintain the infrastructure required to continue telecast services to the customers, for which it is paid 61% revenue collected from the provision of telecast services. All the services (including the internet service) are, as a matter of fact and in law, provided by us to our subscribers.

Revenue generated upon launch of the telemedicine, OTT and other services in India will belong 100% to us.

Lytus’ customers will be able to access the OTT services at an additional cost in the following ways:

1.	Through an app installed on the Set Top Box in the customer’s home which also provide telecast services.

[3]	Calculation based upon approximately 1.8 million paid home subscribers which based on industry standards translates to more than 8 million viewers on an average of 4.6 viewers per household in India. Source: United Nations, Department of Economic and Social Affairs, Population Division (2021) — Database on Household Size and Composition 2021. Available: https://population.un.org/Household/index.html#/countries/356
[4]	https://www.arcgis.com/home/item.html?id=6cf22970ea8c4b338a196879397a76e4

2.	Through a web portal using either a computer or tablet.

3.	Through apps downloaded from the iOS and or Android store.

We have acquired all subscribers of Reachnet under the condition that we have control and unconditional entitlement rights over the revenues generated from or related to these subscribers.

In light of the above, we have 100% control of and 100% entitlement rights over the revenues accruing to us from our subscribers. Reachnet has no control, ownership or entitlement rights over revenue generated from our subscribers.

The service agreement entered into with Reachnet, obligates Reachnet to retain its infrastructure to provide streaming/telecast services and provide such services to our subscribers on an on-going basis without disruption or interruption, under our control, management and supervision. The service charge for providing these services is determined at arm’s length. According to local industry practice, the average industry EBITDA for cable service companies in India is approximately 57% of total streaming revenues. Since we intend to work with Reachnet as a strategic partner over the next several years, we have agreed to pay Reachnet a service fee at a variable percentage of 61% of our total streaming/telecast revenue.

On December 10, 2020, we engaged an independent third-party reviewer/consultant to carry out a routine systems audit of Reachnet’s operations before completing final payments under the Customer Acquisition Agreement. On February 5, 2021, Lytus India and Reachnet entered into the Third Supplemental Agreement to the Customer Acquisition Agreement, pursuant to which the parties agreed to settle, on a good faith basis, payments due under the Customer Acquisition Agreement upon completion of the third party’s systems and operational review of Reachnet and its subscribers. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. The commercial terms to the Customer Acquisition Agreement remained intact and were not subject to any contingency. Given the uncertainty with respect to another potential lockdown caused by a COVID-19 resurgence in India at the time, the parties also agreed that setting off the amounts due under the agreement would be an option. There was no operational impact on us on account of the proposed review, as Reachnet continued to provide services and collect payments from our customers pending this review.

The independent review commenced on April 1, 2021, and was interrupted on account of COVID-19-related nationwide lockdowns that were implemented in different states intermittently through January 2022. While a substantial portion of the audit was completed, resource scheduling delays on account of COVID-19-related quarantine restrictions on third-party reviewer staff caused certain portions of the review to remain incomplete. With relaxation of the lockdown restrictions effective February 1, 2022, the final phase of the review was completed on April 28, 2022, and a report on the findings (the “Reachnet Report”) was provided to us on April 28, 2022.

The Reachnet Report:

●	Confirmed and verified the physical veracity and operational functionality of the Nationwide Subscriber Management Systems currently deployed by Reachnet and the accuracy of Reachnet’s periodic reporting of data to relevant management teams;

●	Confirmed and verified the operational metrics of the headend/broadcasting equipment that is used by Reachnet in all of the major metros in Maharashtra; and

●	Verified the following as accurate: in the States of West Bengal, Andhra Pradesh, Kerala, Haryana, New Delhi (National Capital Region) and rural parts of Maharashtra and Karnataka:

●	the location and functionality of overhead fiber in each of these regions;

●	the location and functionality of underground fiber in each of these regions;

●	the functionality of all nodes in smaller metros where Reachnet has its offices;

●	the technology redundancy review of protocols of all servers, including aging and expected timelines for renewal of equipment in each of these regions;

●	the lists of final active customers in each of these regions; and

●	the local cable office resources of Reachnet in each of these regions.

The Reachnet Report also validates and certifies the viability of Reachnet’s operational systems nationwide. As a result of the findings of the Reachnet Report, we do not anticipate any amendment or material adjustment to the consideration of $58.29 million payable under the Customer Acquisition Agreement. We intend to settle 50% of the payments with Reachnet under the contract on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

Our board of directors discussed the Reachnet matter at its previous meeting (on July 27, 2022), and is continuing to review and consider this matter. We expect that our board of directors will come to a conclusion at its next meeting, which is expected to be held in October 2022. It is expected that the following steps will be completed based upon the advice of the consultants and in compliance with all applicable requirements of the laws of India:

●	Both parties will determine the total receivables as of the date of settlement.

●	Reachnet will commence to pay us all amounts due to us (approximately $50.94 million) as of March 31, 2022, which amounts may be offset against amounts owed by us to Reachnet (approximately $29.15 million (current portion)) as of March 31, 2022.

●	Once the implementation of a payment settlement is complete, we will, on a going-forward basis, directly bill subscribers and maintain direct relationships with the local agents responsible for collecting subscription revenue from customers.

Based on the conclusions of the Reachnet Report, we believe our commercial arrangement with Reachnet was not materially impacted, and that final settlement of the Customer Acquisition Agreement will have no material impact on our results of operations or result in any material adjustments to the purchase price, or in any contracts or our relationships with customers.

Business Objective

We have scaled and intend to continue to scale our platform through the pursuit of selective acquisitions. We believe our acquisitions of subscribers from Lytus India have expanded our distribution capabilities and broadened our service offerings. We have aggregated customers from several service providers and other businesses by bring them on to the Lytus platform. We provide services to our customers through access to a network of 25,000 kilometers of deployed fiber and broadband infrastructure in accordance with our service agreement with our partner. Since our inception we have consistently expanded our network capabilities and offerings while growing our customer base.

Streaming and Telecast

Lytus India provides technology enabled customer services, which includes streaming and content services. The present software is being further upgraded to support the unified and integrated platform through which it shall provide multi-dimensional services such as MedTech IOT (IOT refers to the Internet of Things).

In India the regulation does not differentiate between telecasting and streaming as long as the streaming is done in IPTV format. Lytus has the expertise and has plans to offer additional value added services such as MedTech IOT, by upgrading the existing cable networks. The upgrade primarily consists of deploying FTTH GPON and changing the existing STB/CPE.

Lytus India provides streaming services to the customers we acquired from Reachnet.

Along with a strong India focus, we plan to grow our international presence in regions such as Africa, Indonesia, UK, and the United States.

Telemedicine

GHSI was formed in 2020 and had no business operations prior to our acquisition. On October 30, 2020, we entered into a share purchase agreement to acquire 75% of the equity interest in GHSI. After the completion of acquisition, the GHSI management team was brought in and integrated with our previous management. We also acquired contracts from GHSI that we believe are important to our business. GHSI’s telemedicine service aims to provide management and technology solutions to hospital networks, university medical schools, physician networks and individual practices in the United States Its proprietary delivery platform uses digital communication technologies using medical monitoring devices, video capabilities and data capture methodologies. The platform also uses AI Ecosystem Assets including Conversational Computing, Intelligent Robotic Process Automation (iRPA), and Machine Learning (ML). This platform is currently rolled out in New Jersey, Illinois, Florida and Texas with approximately 125 medical physicians using our system for approximately 3,000 users via hospital and clinic networks. However, this business’ revenue has substantially decreased as a result of technological hurdles from an OEM. In response to this decrease, we plan to develop a proprietary software for our telemedicine business in India and the United States. If such development is unsuccessful, we plan to look into acquiring a telemedicine software company based in India.

Our Lytus Health business intends to focus on remote patient monitoring devices. We expect that these devices installed at the homes of the patients of participating physicians practices will be sourced from various HIPAA and FDA compliant vendors and will have the monitoring and reporting software pre-installed in them. Lytus Health currently has not developed any proprietary software that is deployed with patients in the United States.

We also expect Lytus Health’s business to focus on artificial intelligence, machine learning, and other capabilities that we believe are required to efficiently run a telemedicine business in United States and India.

In India, Lytus’ telemedicine business, through Lytus India, has commenced repurposing its existing Local Cable Operator Network infrastructure to set up local health centers and diagnostic centers (“LHCs”). We expect there to be one dedicated LHC for every 5,000 customers and each LHC will be staffed with trained healthcare professionals. LHCs will support customers with additional patient services that cannot be remotely provided through devices. Typical services provided at LHCs will include ECGs, blood and urine testing, ultrasound scans, among others. We expect the LHC network to act as an important link between patients, doctors and supporting hospital partners for better integration. We also intend to leverage the LHC network for pharmaceutical delivery.

Our telemedicine service in India operates under a different model than our telemedicine model in the United States. The technology platform used to book doctor appointments and video conference with doctors collects data and then connects the patient to a team of physicians which provide the medical consulting service. The technology platform used by our India telemedicine business is proprietary and developed by Lytus India, whereas the technology platform used by our United States telemedicine business is licensed from third parties.

Our Integrated Service Matrix

Our objective is to expand our business by offering additional online services to our users so that we can become a one-stop shop for all of our customers’ online requirements. We believe that the current low internet penetration in the Indian market presents a tremendous opportunity for us to provide online services to the many underserved geographic areas in India.

Strategic Roadmap

Technology continues to be a strong driver of change for our industry. We have invested in technologies to develop greater scale and speed in our approaches to content production and distribution, centralization, automation, and portfolio rationalization.

In addition, now that we are a public company with potential sources of financing that were previously unavailable to us, we believe that through additional customer acquisitions, our business will expand over the next three years. Our objective is to grow profitably by building on our current strategic position to become a dominant global platform services company.

The key elements of our strategy include:

●	expanding our service and product portfolio to enhance cross-selling opportunities;

●	enhancing our service platform by investing in technology;

●	expanding into new geographic markets; and

●	pursuing selective strategic partnerships and acquisitions.

We have six principles for our growth:

1.	Operating model: simplify and align with our customers’ needs and end markets.

2.	Enhance customer experience: introduce customer-centric programs and services leveraging the latest technologies such as artificial intelligence (AI) and machine learning (ML) to improve our customers’ experiences.

3.	Service portfolio management: adopt a more proactive approach, be agile in introducing new offerings while continuously scrutinizing the potential for returns.

4.	Build scale: grow and build scale in a broad range of international markets and industry verticals within the online service platform and e-healthcare segment.

5.	Strategic relationships: focus on building and maintaining long-term strategic business relationships with other established participants in the market to better utilize the network capabilities, reduce cost burden and generate supplementary revenue streams.

6.	Acquisition strategy: develop a more targeted and disciplined approach; focus on acquisitions that augment our existing online streaming portfolio.

Current and Potential Markets

Television Industry

We currently have operations in Maharashtra, including Mumbai, New Delhi, West Bengal including Kolkata, Madhya Pradesh including Indore & Bhopal, Uttar Pradesh, and Bangalore. Of all media and entertainment options open to Indians, television remains the most penetrated medium in the country, catering to over 200 million households.

Key Market Trends

Increasing Adoption Of Smart Devices Across Internet of Things (“IoT”) Ecosystems5

●	According to the Internet and Television Association's estimates, by 2020, the number of IoT-connected devices is expected to reach 50.1 billion from 34.8 billion in 2018, due to the integration of connectivity competence in a large number of devices and applications, and the development of various networking protocols that have advanced the growth of the consumer IoT market across various end-user industries.

●	Increasing internet penetration can also be termed as a contributing factor to the widespread expansion of IoT enabled consumer electronics, such as smart TV in India. Bain and Company’s ‘Unlocking Digital for Bharat: USD 50 billion Opportunity’ report read, “India has the second-highest active Internet users, with about 390 million residents who use the web at least once a month.

●	The increasing prominance of smart TV in the IoT ecosystem owing to features like ambient intelligence and automatic user assistance, along with the rising disposable income of India’s population, is further boosting the market growth potential.

Internet Protocol Television (IPTV) Expected to Boost the Market Growth6

●	Video on demand (“VoD”) is one of the dynamic features offered by Internet Protocol TV. VoD provides users with a menu of available videos from which to choose. VoD has gained a huge amount of popularity in the recent past, resulting in increased adoption rates of Smart TVs. Moreover, with increasing smartphone penetration and lower data tariffs, VoD services through Over–The–Top (“OTT”) media platforms are growing in India.

●	OTT and IPTV are increasing broadband penetration and changing content consumption behaviors in the India region. Rapid urbanization, which stands at 33% in India, and the increase in spending power is playing a significant role in the adoption of IPTV in the households.

●	Indian government initiatives towards digital transformation such as digitization of cable TV and Direct-to-Home (DTH) services are also favoring the adoption of IPTV in the country. The IPTV scenario in India is changing as a result of the advent of the network services provider. The demand for mobile-based IPTV services is expected to increase in the region.

[5]	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?
[6]	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?

Cable Television subscription revenues have significantly increased in the last few years due to the introduction of streaming services in the Indian market. Streaming media is currently sharing the market space with cable and satellite television, but it is receiving increasingly more attention. There are currently approximately 40 providers of OTT media services in India, which distribute streaming media over the Internet. In 2018, the OTT market in India was worth Rs.2,150 crore ($290 million), and its value grew to Rs.3,500 crores ($473 million) in 2019. According to a KPMG report, the average time spent by Indian subscribers on various OTT platforms is 20–50 minutes7 per day. Internet has now become mainstream media for entertainment for most people. With growing Internet penetration, internet users in India are expected to increase from 445.96 million in 2017 to 829 million by 2021. Based on the data from www.statista.com, as of May 2020, there were 1.2 billion mobile subscriptions and 565 million internet subscriptions in India, making it the second-largest mobile consumer base and internet subscriber base in the world, behind only China, according to a report on Digital India by McKinsey Global Institute released in March 20198.

The Indian media and entertainment industry is expected to reach approximately Rs.307,000 core ($43.93 billion) by 2024. The media and entertainment industry is set to grow at a compound annual growth rate (CAGR) of 13.5 percent from 2019 to 2024. In 2019, major segments were television, print and films with a market size of Rs.713 billion ($10.22 billion), Rs.333 billion ($4.76 billion) and Rs.185 billion ($2.62 billion), respectively. They are projected to reach Rs.1025 billion ($14.67 billion), Rs.375 billion ($4.76 billion) and Rs.228 billion ($3.26 billion), respectively in 2022. Based on this, the Indian television market has an opportunity to provide service to over 50 million homes, given that 197 million homes out of the total 240 million households in India have TV sets as of 20189.

The Indian advertising industry is projected to be the second fastest growing advertising market in Asia after China. At present, advertising revenue accounts for around 0.38 percent of India’s gross domestic product.10

Digital media & entertainment platforms in India grew 13.3 percent in 2019 and reached Rs.163,100 crore ($23.34 billion), contributing the most to the growth of media and entertainment sector in the country. India’s advertising revenue is projected to reach Rs.1,367 billion ($19.56 billion) in 2024 from Rs.693 billion ($10 billion) in 2019. India’s advertisement spending increased to Rs.67,603 crore ($9.67 billion), growing at 11 percent year over year in 2019.

Telemedicine Industry

COVID-19 caused a profound shift of healthcare delivery from the traditional healthcare model to a healthcare model where patients remain at home and receive healthcare without the resources available at a traditional healthcare facility. COVID-19 caused severe shortages and threatens to overwhelm healthcare infrastructure. Thus, we believe that telehealth services and mobile care (such as advanced physician house calls, VNS, home PT, nutritional optimization), with an efficiently managed and cost-effective delivery model, will support patients’ medical needs and alleviate shortages of available healthcare resources while also providing a tech-driven alternative model for patients seeking healthcare guidance in and from their own homes. Healthcare systems have begun to adopt applications marketed as ‘telemedicine,’ but such applications are so far largely offering two-way video conferencing with text messaging. Despite the availability of ultra-high-speed wireless connectivity, computationally complex smartphones, commoditized high resolutions cameras, and other existing solutions have not improved significantly over the past decade in design, user interface, integration, data visualization, nor utilization of AI capabilities.

[7]	Video OTT revenue in India expected to reach Rs.13,800 crore by FY 2023, Exchange4media. Indian Advertising Media & Marketing News — exchange4media

[8]	https://www.statista.com/topics/4852/television-market-in-india/#dossierContents__outerWrapper

[9]	https://www.ibef.org/industry/media-entertainment-india.aspx

[10]	https://www.ibef.org/industry/media-entertainment-india.aspx

Moreover, we believe the increased demand for remote healthcare delivery to the home has not been met with a corresponding increase in platform sophistication required to perform anything other than a base level physical exam and rudimentary delivery of services. We believe that this growing demand will require omni-channel, multi-modal, multi-lingual communication across highly secure and private high-speed wireless networks. Multipoint video conferencing will be required as well as deep integrations into enterprise PBX, CRM, EMR platforms and other systems for communication, diagnosis, management and record-keeping.

We believe the Internet of Things (IoT) revolution has resulted in a plethora of intelligent devices capable of capturing and transmitting a diverse set of data domains including healthcare, environment, logistics, education, energy, and many others relevant to the efficient and effective delivery of care. Remote patient monitoring via patient worn active and passive sensors as well as next generation room-based sensors utilizing ultra-wideband impulse radar, hyperspectral imaging will revolutionize home-based care and remote patient monitoring.

We believe the traditional health monitoring data concerning heart rate, respiratory rate, blood pressure, temperature, will be expanded to include body composition, sleeping patterns, nutrient ingestion, cognitive and behavioral status, wound assessment, range of motion monitoring, and many other important health parameters.

As the need to adopt Telemedicine programs in the aftermath of COVID-19 increases, we believe that such programs require the technological capabilities that we offer.

Our Streaming Services

We offer our customers subscription-based video services and Internet services to residential customers, with prices and related charges based on the types of service selected, whether the services are sold as a “bundle” or on an individual basis, and based on the equipment necessary to receive our services. Our video customers receive a package of programming which generally includes a device that provides an interactive electronic programming guide with parental controls, access to pay-per-view services, including video on demand (“VOD”). Customers have the option to purchase additional tiers of services including premium channels which provide original programming, commercial-free movies, sports, and other special event entertainment programming. Substantially all of our video programming is available in high definition.

In order to establish our customer base, we have acquired all of the customers of Reachnet Cable Services Private Limited, through an Agreement to Acquire Customers dated June 20, 2019, and the income entitlement rights from April 1, 2019. Reachnet is also a licensed service provider and has agreed to provide streaming services to these customers. These customers are primarily located in the following metros in India: Mumbai, Hyderabad, Calcutta, New Delhi and Allahabad.

Our revenues are principally derived from the monthly fees customers pay for our services. We typically charge a one-time installation fee. We believe that offering a wide variety of video programming choices influences a customer’s decision to subscribe and retain our streaming services. We obtain basic and premium programming, usually pursuant to written contracts from a number of suppliers. Media corporation consolidation has, however, resulted in fewer suppliers and additional selling power on the part of programming suppliers.

Programming is usually made available to us for a license fee, which is generally paid based on the number of customers to whom we make that programming available. Programming license fees may include “volume” discounts and financial incentives to support the launch of a channel and/or ongoing marketing support, as well as discounts for channel placement or service penetration. We also offer VOD and pay-per-view channels of movies and events that are subject to a revenue split with the content provider.

Our programming contracts are generally for a fixed period of time, usually for multiple years, and are subject to negotiated renewal. We will seek to renew these agreements on terms that we believe are favorable. There can be no assurance, however, that these agreements will be renewed on favorable or comparable terms. To the extent that we are unable to reach agreements with certain programmers on terms that we believe are reasonable, we have been, and may in the future be, forced to remove such programming channels from our line-up, which may result in a loss of customers.

Our advertising sales division offers local, regional and national businesses the opportunity to advertise in individual and multiple service areas on streaming networks and digital outlets. We receive revenues from the sale of local advertising across various platforms and networks. Our large national footprint provides opportunities for advertising customers to address broader regional audiences from a single provider and thus reach more customers with a single transaction. Our size also provides scale to invest in new technology to create more targeted and addressable advertising capabilities.

We, through our partners have access to the content of more than 450 linear channels, allowing us to provide these channels to all our subscribers’ predominantly through the RF medium using DVB-C technology as well as through IPTV / Online Streaming.

Through our constituents, we deliver over 450 linear channels from various content providers such as Star TV (Disney), Zee TV, Sony, IndiaCast, Times Broadcasting, Discovery, Sun, Jaya TV, Eenadu Television, Turner International, Travel XP and BBC. We have also executed agreements with various content providers having national and regional movie and music libraries viz., such as ADB Shemaroo, Super Cassettes (T-Series), Surya Media Vision (Eros & Sonata) and Cine Prime.

Lytus has also started telecasting educational channels customized for local educational boards catering to schools and has plans to focus on this segment going forward.

Our streaming solution is from a United States-based vendor called “Secure TV”. Our mobile application (JPR Channel) is available on the Playstore and can be currently used by our home subscribers only. We are currently streaming all Free to Air (including home channels) and some select Pay Channels from various broadcasters through our OTT platform.

Lytus is working closely with various vendors globally to further the reach of our streaming network / platform and also building state of the art FTTH (Fiber to the home)/ G-PON network for connecting its existing and future subscribers. For this purpose, we source devices and other equipment such as RF/Hybrid/ IPTV/OTT Set Top Boxes, ONUs, OLTs, Headend and NoC equipment and finally passive components from vendors including Cisco, Harmonics, CommScope — USA, Gospell, ZTE and Antik.

Our Telemedicine Services

We believe Lytus Health’s strong management team, which has several decades of telemedicine experience in the United States and in India, will develop customized solutions and platforms to help us grow our telemedicine offerings globally.

Our telehealth segment of business plans to focus on providing telemedicine solutions for the unmet medical needs of a large part of population in India. Our vision is to provide cost-efficient telemedicine services, as well as serve as an extension of the traditional healthcare system.

We believe this extension of traditional healthcare services is vital because:

●	68% of Indians live in rural villages;

●	India has one doctor for every 1,445 people;

●	More than 75% of Indian doctors are based in cities or urban areas; and

●	Approximately 89% of rural Indian patients have to travel about 8 kilometers to access basic medical treatment.[11]

With rising internet penetration in India, increasing proliferation of fiber optic cables, expanding bandwidth, and owing to advancements in technology, we expect that doctors from urban India will have the ability to treat patients in rural areas remotely through video-call consultations.

Building on our strong fiber-optic network and customer base, we plan to use technology-based innovation to address the most significant unmet needs of patients and societies across rural India.

We intend to develop and deliver telehealth services in the nature of preventive healthcare using technologies such as Internet of Medical Things (IoMT) and Artificial Intelligence (AI). Our initial focus is aimed at offering basic health monitoring and digital stethoscope services with the help of our own smart devices and software systems and also last mile medicine delivery services. Further, we intend to utilize clinical informatics for the collation of information for effective data analysis and for sharing the information with doctors/relatives/other stakeholders to help in better decision making.

[11]	World Health Day Amid Covid Crisis by Pramod N Sulikeri, Available: https://myarogya.in/general/world-health-day-amid-covid-crisis/ & Telemedicine Force Multiplier for Healthcare Delivery by Major General Ashok Kumar Singh (retd), Available: https://innohealthmagazine.com/2020/guest-column/telemedicine-healthcare-delivery/

With our streaming services and our devices, we intend to make it possible for people to undertake self-health monitoring and combine this with remote diagnosis with secure patient-doctor consultation. We believe that this will reduce the number of trips to the hospital while also creating an ecosystem that we believe can become an affordable and fast way to bridge the rural-urban health divide.

Our healthcare service aims to provide telemedicine solutions for the unmet medical needs of the population. Our vision is to provide cost-efficient telemedicine services and to serve as an extension of the traditional healthcare system prevalent in India.

With the rising internet penetration in India, increasing proliferation of fiber-optic cables, expanding bandwidths and advancements in technology, we believe that doctors from urban India will have the ability to treat patients in rural areas remotely through video-call consultations. In an industry where the cost of error is high, operational consistency and network dependability are critical. We believe that our operations will benefit from centralized decision-making and a uniform technology platform, coupled with a coordinated local presence. Our unified, scalable technology platform is being further developed and enhanced by our technology team, which is located in India. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments. Data is constantly collected and analyzed to help optimize operations, make the consumer experience more personal and relevant, and enable us, selected sellers and logistics partners to make informed, real-time decisions.

In addition, our approach is to collaborate with global chain of health insurance companies, pharmaceutical companies, hospitals and diagnostic clinics, and medical research universities. We intend to develop an ecosystem of medical expertise and healthcare at home. India is regulating medical devices and has opened up many opportunities from the perspective of preventive healthcare and at-home on-demand online content.

Self-monitoring for diagnosis requires infrastructure for an effective and efficient communication equipment and distribution network. We believe that our streaming and telecast services customer base and access to a significant fiber infrastructure, positions us well to deliver telemedicine services to over approximately 1.8 million households. The aggregated customer base of over eight million individuals will be offered telemedicine services as well as telemedicine devices and products to enhance the quality of healthcare services offered.

Competition

As a unified platform services company, individual segments of our business face competition from other services providers that operate in India.

Our streaming business typically faces competition from the following service providers:

Hotstar

Hotstar, (now Disney+ Hotstar), is the most subscribed–to OTT platform in India, owned by Star India as of 2018, with around 150 million active users and over 350 million downloads. According to Hotstar’s India Watch Report 2018, 96% of watch time on Hotstar comes from videos longer than 20 minutes, while one–third of Hotstar subscribers watch television shows.13

Netflix in India

American streaming service Netflix entered India in January 2016. In April 2017, it was registered as a limited liability partnership (LLP) and started commissioning content. It earned a net profit of Rs.2.02 million for fiscal year 2017. In fiscal year 2018, Netflix earned revenues of Rs.580 million. According to Morgan Stanley Research, Netflix had the highest average watch time of more than 120 minutes but viewer counts of around 20 million in July 2018. As of 2018, Netflix has six million subscribers, of which 5–6% are paid members.14

[13]	“Video OTT revenue in India expected to reach Rs 13,800 crore by FY 2023 — Exchange4media”. Indian Advertising Media & Marketing News — exchange4media. Available: https://www.exchange4media.com/digital-news/video-ott-revenue-in-india-expected-to-reach-rs-13-800-crore-by-fy-2023-92262.html
[14]	“Video OTT revenue in India expected to reach Rs 13,800 crore by FY 2023 — Exchange4media”. Indian Advertising Media & Marketing News — exchange4media. Available: https://www.exchange4media.com/digital-news/video-ott-revenue-in-india-expected-to-reach-rs-13-800-crore-by-fy-2023-92262.html

Olly Plus

Olly Plus was launched in 2020 by Sk Line Production. Olly Plus is Odisha’s new online Odia OTT platform where you can enjoy unlimited Odia Videos, Albums, Movies, Comedy Videos, Short Films, Audio Stories and other videos on the go.

Since Telemedicine is a relatively new offering in India, Lytus does not face significant competition in this segment locally in India. Start-ups with telemedicine businesses in India include DocOnline, Clinikk Healthcare, Practo and MedLife. All of these companies run online health clinics that provide online doctor consultations, online pharmacies, and health insurance. Our current subscriber base gives us a baseline of captive customers, which gives us a competitive advantage in telemedicine service through remote health monitoring device and unified Lytus platform for content management.

Competitive Advantage

We believe that the following competitive strengths distinguish us from our competitors:

Innovation

World-class networks: enhancing our access to fiber-optic network, we intend to elevate the customer experience, enhance reliability and sustain future growth. Building on this capability and leveraging modern technology, we are diversifying into new growth areas to expand our business horizon.

Strengthen innovation: we have long been a technological innovation leader within our industry space. We are taking steps designed to ensure we maintain and consolidate our market share. We continue to maintain our investments in different technological upgrades at a level that is consistent with changing industry dynamics. Today, we are amongst the few players in India who have transformed the traditional set-top box into an android box, thereby giving access to a host of new facilities under one platform.

Value

Profitable growth: driving continued profitable revenue and customer growth in our core consumer and business markets, while continuously looking for opportunities to widen the business horizon. From a traditional contact management service provider, we have evolved into a significant online content management service provider, with sustained profits.

Disciplined capital allocation: we continue to invest in long-term growth opportunities, while simultaneously building on our core capabilities and engaging in strategic partnerships to widen our geographical presence and offerings.

Growth

Putting customers first: focusing on customer service excellence and technological leadership to further strengthen our differentiated competitive position and enhance the customer experience with an integrated digital platform covering areas such as education, entertainment, financial technology, and healthcare. We strive to continue exceeding our customers’ expectations by enhancing our network capacity and coverage while broadening service offerings.

Proven growth strategy: delivering industry-leading performance by continuing to execute on our long-term growth strategy focused on data and our fiber-optic network capabilities.

Employees

As of March 31, 2022, we had three full-time employees and five part-time employees. Our employee headcount decreased substantially as a result of the deconsolidation of DDC from our company. See Note 24 of the financial statements included herein for more information.

Intellectual Property Rights

We are in the process of registering our intellectual property rights to protect our business interests and ensure our competitive position in our industry. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.

As of March 31, 2022, we have applied for one trademark for the name “Lytus”, and for two domain names in India and overseas.

Legal Proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of our business. Any such proceedings, whether meritorious or not, could be time consuming, costly, and result in the diversion of significant operational resources and/or management time.

Although the outcomes of legal proceedings are inherently difficult to predict, we are not currently involved in any legal proceeding in which the outcome, in our judgment based on information currently available, is likely to have a material adverse effect on our business or financial position.

Government Regulation

The industry in which we operate is subject to extensive governmental laws and regulations in the United States and India. More particularly, in India, our business is subject to the governance under the foreign exchange laws governing the foreign investments, directions issued by the Telecom Regulatory Authority of India, regulations and directions issued by the Ministry of Health and Family Welfare. There are numerous laws and regulations governing the operation of streaming and telemedicine business, and purchase, sale, and sharing of personal information about consumers, many of which are new and continue to evolve; accordingly, it is difficult to determine whether and how existing and proposed privacy laws may apply to our businesses in the future. Furthermore, government regulations can change with little to no notice and may result in increased regulation of our product(s), resulting in a greater regulatory burden for us.

Regulation in connection with our streaming service

India

The following is an overview of the important laws and regulations which are relevant to our streaming in India. The description of laws and regulations sets out below is not exhaustive and is based on the current provisions of Indian laws, which are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions.

Before the introduction of cable television in India, broadcasting was solely under the control of the State. The Government of India was caught unprepared with the emergence of cable networks and broadcasting through satellites in the early 1990s. The government was not able to put a check on transmission and broadcast of television through foreign satellites. Due to the lack of licensing mechanism for cable operators; this resulted in large number of cable operators, broadcasting programs without any regulation.

The necessity of procuring license for operating cable networks was first mentioned by the Rajasthan High Court in the case of Shiv Cable TV System v. State of Rajasthan television through foreign satellites. The high court held that there was no violation of the right to freedom of trade because cable networks fall within the definition of “wireless telegraph apparatus” under the Indian Wireless Telegraphy Act and therefore it necessary to have license to operate such network. This highlighted the need for having a framework for the regulation of cable networks in India which led to the enactment of the Cable Television Networks (Regulation) Act, 1995 becoming effective from September 29, 1994.

The Cable Television Networks (Regulation) Act, 1995 (“Cable Television Act”)

The Cable Television Act regulates the operation of cable television networks in India. The Cable Television Act requires any cable operator who is desirous of operating a cable television network to be registered with the head postmaster of the area concerned. Where the Central Government is satisfied that it is necessary in public interest to do so may make it obligatory for every cable operator to transmit or re-transmit programs of any channel in an encrypted form through a DAS.

The Ministry of Information and Broadcasting issued a notification dated November 11, 2011 (“DAS Notification”) under the Cable Television Act, making it mandatory for every cable operator to transmit or retransmit programs of any channel in an encrypted form through a digital addressable system in four phases in such cities and with effect from such dates as specified in the DAS Notification. Phase I included the cities of Mumbai, Delhi, Kolkata and Chennai where digitization had to be completed by June 30, 2012. The said deadline of June 30, 2012 was extended until October 31, 2012. Phase II which included 38 cities, was required to be completed by March 31, 2013. Further, phases III and IV are required to be completed by December 2015 and December 2016 respectively.

The Cable Television Network Rules, 1994 (“Cable Television Rules”)

The Cable Television Rules stipulate that registration as a cable operator needs to be renewed every 12 months. The Cable Television Rules further stipulate that an MSO shall apply for registration in order to provide DAS services.

The Indian Telegraph Act, 1885 (“Telegraph Act”)

The Telegraph Act governs all forms of the usage of ‘telegraph’ which expression has been defined to mean any appliance, instrument, material or apparatus used or capable of use for transmission or reception of signs, signals, writing, images, and sounds or intelligence of any nature, by wire, visual or other electro-magnetic emissions, radio waves or hertzian waves, galvanic, electric or magnetic means. Using appliance or apparatus for the purposes of dissemination of television signals and video transmissions therefore comes within the definition of a ‘telegraph’.

The Indian Wireless Telegraphy Act, 1933 (“Wireless Telegraphy Act”)

In addition to a telegraph license under section 4 of the Telegraph Act, land-based wireless providers and users also require an additional license under the Wireless Telegraphy Act. Section 3 of the Wireless Telegraphy Act forbids any person from possessing a wireless telegraphy apparatus without a license. Under section 5 of the Wireless Telegraphy Act, the license to possess the wireless and radio equipment and to use it for wireless services is issued by the telegraph authority designated under the Telegraph Act, that is, the Director-General of Posts and Telegraphs.

The Sports Broadcasting Signals (Mandatory Sharing with Prasar Bharati) Act, 2007 (“Mandatory Signal Sharing Act”)

The Mandatory Signal Sharing Act provides for access to the largest number of listeners and viewers, on a free to air basis, of sporting events of national importance through mandatory sharing of sports broadcasting signals with Prasar Bharati. Under this enactment, no content rights owner or holder and no television or radio broadcasting service provider can carry a live television broadcast on any cable or DTH network or radio commentary broadcast in India of “sporting events of national importance”, unless it simultaneously shares the live broadcasting signal, without advertisements, with Prasar Bharati, to enable Prasar Bharati to re-transmit the signal on its terrestrial networks and DTH networks.

The Telecom Regulatory Authority of India Act, 1997 (“TRAI Act”)

The Telecom Regulatory Authority of India (“TRAI”) was established in 1997 by the TRAI Act, as amended, to regulate telecommunication services in India, including broadcasting and cable services. The TRAI is vested with major recommendatory, regulatory and tariff setting functions, including (a) making recommendations on the need and timing for introduction of new service providers, (b) on the terms and conditions of license to a service provider, (c) ensuring compliance of terms and conditions of license, (d) effective management of telecom, (e) laying down the standards for quality of service, (f) conducting a periodical survey of such service provided by the service providers so as to protect interest of consumers, and (g) notifying the rates at which telecommunication services within India and outside India shall be provided under the TRAI Act. In addition, the TRAI Act contains penalty provisions for offences committed by a company under the TRAI Act.

The following regulations have been notified by TRAI: A. Regulations applicable to DAS Notified areas:

The Standards of Quality of Service (Digital Addressable Cable TV Systems) Regulations, 2012 (“DAS Regulations”)

The DAS Regulations require every MSO or its linked Local Cable Operator (“LCO”), offering digital addressable cable TV services in entire DAS Notified areas to devise formats of application for seeking connection, disconnection, reconnection and for obtaining and returning of set top boxes. Any person seeking connection, disconnection or reconnection or shifting of cable service connection or intending to obtain or return set top box at a place located within the area of operation of an MSO or its linked LCO is required to make an application to such MSO/ LCO, as the case may be. Every MSO/ LCO shall provide the cable services to every person making request for the same. No MSO/ LCO shall disconnect the cable services to the subscriber or take any channel off the air without giving prior notice of at least 15 days to such subscriber indicating the reasons for such disconnection and no charge for the services other than the rent for set top box shall be levied on the subscriber for the period during which the services were discontinued. In the event of a complaint received from a subscriber, the MSO/ LCO shall respond to the complaint within eight hours and at least 90% of all ‘no signal’ complaints received shall be redressed and signal restored within twenty four hours of receipt of such complaint. Further, the quality of the set top box should conform to the Indian standard set by the Bureau of Indian Standards.

The Telecommunication (Broadcasting and Cable Services) Interconnection (Digital Addressable Cable Television Systems) Regulations, 2012 (“Interconnection DAS Regulations”)

The Interconnection DAS Regulations provide that no broadcaster of television channels shall engage in any practice or activity or enter into any understanding or arrangement, including exclusive contract with any MSO for distribution of its channel which may prevent any other MSO from obtaining such TV channels for distribution. Further, every broadcaster shall provide signals of its television channels on non-discriminatory basis to every MSO having the prescribed channel capacity and registered. Every broadcaster shall provide the signals of television channels to a MSO, in accordance with its Reference Interconnect Offer (RIO) or as may be mutually agreed, within 60 days from the date of receipt of the request. Every MSO while seeking interconnection with the broadcaster, shall ensure that its DAS installed for the distribution of television channels meets the DAS requirements specified in these regulations. An MSO operating in the Municipal boundary of Greater Mumbai, National Capital Territory of Delhi, Kolkata and Chennai shall have a capacity to carry a minimum of 500 channels as of January 1, 2013 and provided that all MSOs operating in the above areas and having subscriber base of less than 25,000 shall have the capacity to carry a minimum of 500 channels by April 1, 2013. In the event of a complaint received from a subscriber, the MSO/ LCO shall respond to the complaint within eight hours and at least 90% of all ‘no signal’ complaints received shall be redressed and signal restored within twenty four hours of receipt of such complaint.

The Telecommunication (Broadcasting and Cable) Services (Fourth) (Addressable Systems) Tariff Order, 2010 (“Tariff Order”)

TRAI has imposed a ceiling on tariffs of channels and bouquets of channels payable by (i) broadcasters to distributors, (ii) LCOs to MSOs, and (iii) subscribers to MSOs/LCOs. The Tariff Order provides that every MSO shall offer all channels to its subscribers on an a-la-carte basis and shall specify the maximum retail price for each channel, as payable by the subscribers. The a-la-carte rates for free to air channels shall be uniform. Further, in the event an MSO is offering channels as part of a bouquet, the sum of the a-la-carte rates of the channels forming part of such a bouquet shall in no case exceed one and half times of the rate of that bouquet of which such channels are a part. Additionally, the a-la-carte rate of each channel forming part of such a bouquet shall in no case exceed three times the average rate of channel of that bouquet of which such channel is a part. Every MSO shall report to TRAI, the a-la-carte rates for its pay channels and the bouquet rates.

The Telecommunication (Broadcasting and Cable Services) Interconnection Regulation, 2004, as amended (“Interconnection Regulations”)

The Interconnection Regulations apply to all arrangements among service providers, including MSOs, for interconnection and revenue sharing for all telecommunication services, including cable services in India. The Interconnection Regulations provides that broadcasters are required to provide signals on non-discriminatory terms to all distributors of television channels. Similarly, Head End In The Sky (“HITS”) operators and MSOs are required to re-transmit signals received from a broadcaster on a non-discriminatory basis to LCOs. MSOs are not allowed to engage in any practice or activity or enter into any understanding or arrangement, including exclusive contracts with any distributor of TV channels that prevents any other distributor from obtaining such TV channels. Further, No Broadcaster/ MSO/ HITS operator shall disconnect the TV channel signals to a distributor of TV channels without giving three weeks prior written notice indicating the brief reasons for the proposed action.

Telecommunication (Broadcasting and Cable) Services (Second) Tariff Order, 2004, as amended

TRAI has imposed a ceiling on tariffs on channels and bouquets of channels, payable by (i) MSOs to broadcasters, (ii) LCOs to MSOs, and (iii) subscribers to MSOs/LCOs. The charges, excluding taxes shall not exceed 4% of the charges prevailing as of December 1, 2007, with respect to free to air, pay channels, bouquet of channels and standalone channels not part of a bouquet, offered by MSOs to LCOs and by MSOs/ LCOs to subscribers. Further, every MSO/LCO is required to give to every subscriber a bill for the charges payables by that subscriber.

The Standards of Quality of Service (Broadcasting and Cable Services) (Cable Television — Non CAS Areas) Regulation, 2009

The regulations provide for provisions relating to connection/disconnection or shifting of cable services as well as provisions for the billing procedure and billing related complaints. Further, the regulations detail the mechanism for the handling of complaints and the provisions regarding additional standards of quality of service relating to digital decoders and set top boxes for digital cable service in non-CAS areas.

The Policy Guidelines for Uplinking of Television Channels from India, 2011 (“Uplinking Guidelines”)

The Uplinking Guidelines came into effect in December 5, 2011, and regulate the gathering, uplinking and broadcasting of television-based content in India. The Uplinking Guidelines provide for, inter alia, permission for: (i) setting up of uplinking hub/teleports; (ii) uplinking of non-news and current affairs television channels (that is, channels which do not include elements of news and current affairs in their program content); (iii) uplinking of news and current affairs television channels; and (iv) uplinking by Indian news agency; (v) use of SNG/DSNG equipment in C Band and Ku Band; and (vi) temporary uplinking. Setting up uplinking hub/teleports, uplinking of a non-news and current affairs television channels, or uplinking news and current affairs television channels requires a specific permission from the MIB, and the permission granted by the MIB is valid for a period of ten years.

Guidelines and General Information for Grant of License for Operating Internet Services, 2007 (“ISP License Guidelines”)

The DoT issued ISP License Guidelines or grant of license of internet services on non-exclusive basis. The licensee company is required to provide service within 24 months from the date of signing the license agreement. The license is valid for a period of 15 years and access to internet through an authorized cable operator is permitted to ISPs without additional licensing subject to the provisions of Cable Television Act. In addition, the license is governed by the provisions of the Telegraph Act and the TRAI Act.

A service provider is required to obtain a license and enter into a standard agreement (“ISP License Agreement”) with the DoT before starting operations as an ISP. In addition to the conditions required to be followed by a licensee company under the ISP License Guidelines, the ISP License Agreement provides for further requirements to be adhered to by the licensee company.

The Telecommunication Tariff Order, 1999 (“Tariff Order 1999”)

The Tariff Order issued by TRAI, provides the terms and conditions at which telecommunication services within India and outside India may be provided, including rates and related conditions at which messages shall be transmitted to any country outside India, deposits, installation fees, rentals, free calls, usage charges and any other related fees or service charge.

The United States

We plan to expand our streaming business to the United States. Like many OTT companies, our operations are subject to routine regulation by governmental agencies. Companies conducting business on the internet are subject to a number of U.S. domestic laws and regulations. In addition, laws and regulations relating to user privacy, freedom of expression, content, advertising, information security and intellectual property rights are being debated and considered for adoption by many countries throughout the world. Online businesses face risks from some of the proposed legislation that could be passed in the future.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties sometimes get tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content generated by users. Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could harm our businesses.

A range of other laws and new interpretations of existing laws could have an impact on our businesses as well. For example, the Digital Millennium Copyright Act of 1998 has provisions that limit, but do not necessarily eliminate, liability for listing, linking or hosting third-party content that includes materials that infringe copyrights. Various United States and international laws restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Further, any failure to comply with these laws may subject us to significant liabilities.

We also face risks due to government failure to preserve the internet’s basic neutrality as to the services and sites that users can access through their broadband service providers. Such a failure to enforce network neutrality could limit the internet’s pace of innovation and the ability of large competitors, small businesses and entrepreneurs to develop and deliver new products, features and services, which could harm our business.

Companies conducting online businesses are also subject to federal, state and foreign laws regarding privacy and protection of user data. Any failure by us to comply with our privacy policies or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could potentially harm our business. Further, any failure to protect our users’ privacy and data could result in a loss of user confidence in our services and ultimately in a loss of users, which could adversely affect our business.

Regulations in connection with our proposed tele-medicine service

India

The Indian Government has published Telemedicine Practice Guidelines (“Telemedicine Guidelines”) on March 25, 2020. These guidelines finally clarify India’s position on the legality of teleconsultation. It is now legal to provide teleconsultation by registered medical practitioners (M.B.B.S and above) in line with the requirements of the Telemedicine Guidelines. Telehealth is defined as “The delivery and facilitation of health and health-related services including medical care, provider and patient education, health information services, and self-care via telecommunications and digital communication technologies”. It is aimed to achieve timely access to appropriate interventions including faster access, real-time access and access to services that may not otherwise be available, and includes all channels of communication with the patient that leverages Information Technology platforms, including Voice, Audio, Text & Digital Data exchange.

Under the Telemedicine Guidelines, doctor can choose the medium of teleconsultation: A doctor may use any medium for patient consultation, e.g. telephone, mobile or landline phones, chat platforms like WhatsApp, Facebook Messenger etc., other mobile apps or internet-based digital platforms for telemedicine or data transmission systems like Skype/ email/ fax etc. However, before proceeding with the teleconsultation, the doctor should exercise professional judgement to decide whether the teleconsultation is, in fact, appropriate and in the interest of the patient. If the answer is yes, then the doctor should evaluate which medium would be preferred for the teleconsultation. For example, a complaint of appendicitis may require a physical examination and teleconsultation may not be preferred. On the other hand, some common complaints may not require physical examination or even consultation in real-time. For example, a complaint of headache or fever may not always require the doctor to examine the patient physically or audio-visually through a mobile or computer application. However, in certain cases, for example, on presentation of allergy or inflammation (e.g. Conjunctivitis), the doctor may choose to examine the patient in-person or through an audio-visual teleconsultation. Thus, the decision to examine the patient physically or remotely i.e. through teleconsultation, and the medium of teleconsultation, is to be taken by the doctor himself or herself on case to case basis. However, the Doctor on teleconsultation is required to maintain confidentiality of patient data, unless prior written consent has been obtained.

Doctor has to maintain the same standard of care during teleconsultation as during in-person consultation: The Telemedicine Guidelines require doctors to maintain the same standard of care towards a patient during a teleconsultation as they would during an in-person consultation. In other words, the fact that the teleconsultation took place over a mobile app or email or telephone cannot be taken as a defense by a doctor against an allegation of medical negligence. Every doctor is expected to know the limitation of teleconsultation and advise or prescribe accordingly.

Patient is responsible for the accuracy of information: During the course of teleconsultation, if the doctor inquires for relevant information from the patient, then the patient is supposed to disclose the right information. The Telemedicine Guidelines have clarified that is the patient who will be responsible for accuracy for the information shared with the doctor, and not the doctor. However, since the standard of care is as high in the case of teleconsultation as in-person consultation, the doctor must make all efforts to gather sufficient medical information about the patient’s condition before deciding on a diagnosis or a treatment. If a patient provides any contradictory information, or if the doctor is not convinced with the information at hand to make a professional decision, he may ask patient to provide such documents or undertake such tests as he/she may feel proper in his/her professional judgement without fear of liability. Patient identification is mandatory during the first consultation.

Caregiver is deemed to be authorized on behalf of minor or incapacitated patients: If the age of the patient is 16 years or less, or if the patient is incapacitated (due to mental conditions like dementia or physical disability due to an accident), then the caregiver is deemed to be authorized to consult on behalf of the patient. The Telemedicine Guidelines clarify that in such cases, the teleconsultation can take place with the caregiver without the presence of the patient.

There is no fixed format for issuing a prescription in a teleconsultation. The Telemedicine Guidelines has recommended a format, but following it is not mandatory. However, the doctor must provide photo/scan /digital copy of a signed prescription or e-Prescription to the patient via email or any messaging platform. The limitation on prescribing medicines (such as habit-forming drugs or narcotic or psychotropic drug, etc.) to patients should be adhered to. Please note that a doctor can transfer the prescription to a pharmacy only if he/ she has the explicit consent of the patient.

The United States

The healthcare industry and the practice of medicine are extensively regulated at both the state and federal levels. Our ability to operate profitably in the future will depend in part upon our ability, and that of our affiliated providers, to maintain all necessary licenses and to operate in compliance with applicable laws and rules. Those laws and rules continue to evolve, and we therefore devote significant resources to monitoring developments in healthcare and medical practice regulation. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. We cannot assure you that a review of our business by courts or regulatory authorities in the future will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Provider Licensing, Medical Practice, Certification and Related Laws and Guidelines

The practice of medicine, including the provision of behavioral health services, is subject to various federal, state and local certification and licensing laws, regulations and approvals, relating to, among other things, the adequacy of medical care, the practice of medicine (including the provision of remote care and cross-coverage practice), equipment, personnel, operating policies and procedures and the prerequisites for the prescription of medication. The application of some of these laws to telehealth is unclear and subject to differing interpretation.

Physicians and behavioral health professionals who provide professional medical or behavioral health services to a patient via telehealth must, in most instances, hold a valid license to practice medicine or to provide behavioral health treatment in the state in which the patient is located. In addition, certain states require a physician providing telehealth to be physically located in the same state as the patient. Failure to comply with these laws and regulations could result in our services being found to be non-reimbursable or prior payments being subject to recoupments and can give rise to civil or criminal penalties.

Corporate Practice of Medicine; Fee-Splitting

We may contract with physicians or physician-owned professional associations and professional corporations to deliver our services to their patients. We may also enter into management services contracts with these physicians and physician-owned professional associations and professional corporations pursuant to which we may provide them with billing, scheduling and a wide range of other services, and they pay us for those services out of the fees they collect from patients and third-party payors. These contractual relationships will be subject to various state laws, including those of New York, Texas and California, that prohibit fee-splitting or the practice of medicine by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the physician’s professional judgment. In addition, various state laws also generally prohibit the sharing of professional services income with nonprofessional or business interests. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. Under the corporate practice of medicine restrictions of certain states, decisions and activities such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel may implicate the restrictions on the corporate practice of medicine.

State corporate practice of medicine and fee-splitting laws vary from state to state and are not always consistent among states. In addition, these requirements are subject to broad powers of interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our engagement of a provider licensed in the state or the provision of telehealth to a resident of the state. Failure to comply could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our providers that interfere with our business and other materially adverse consequences.

Federal and State Fraud and Abuse Laws

Federal Stark Law

After we establish our telemedicine service, we will be subject to the federal self-referral prohibitions, commonly known as the Stark Law. Where applicable, this law prohibits a physician from referring Medicare patients to an entity providing “designated health services” if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, unless an exception applies. The penalties for violating the Stark Law include the denial of payment for services ordered in violation of the statute, mandatory refunds of any sums paid for such services, civil penalties of up to $15,000 for each violation and twice the dollar value of each such service and possible exclusion from future participation in the federally-funded healthcare programs. A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined up to $100,000 for each applicable arrangement or scheme. The Stark Law is a strict liability statute, which means proof of specific intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of the various statutes, including the Stark Law can be considered a violation of the federal False Claims Act (described below) based on the contention that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement. A determination of liability under the Stark Law could have a material adverse effect on our business, financial condition and results of operations.

Federal Anti-Kickback Statute

We will be also subject to the federal Anti-Kickback Statute. The Anti-Kickback Statute is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. Certain federal courts have held that the Anti-Kickback Statute can be violated if “one purpose” of a payment is to induce referrals. In addition, a person or entity no longer does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation, making it easier for the government to prove that a defendant had the requisite state of mind or “scienter” required for a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, as discussed below. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, including fines of $50,000 per violation and three times the amount of the unlawful remuneration. Imposition of any of these remedies could have a material adverse effect on our business, financial condition and results of operations. In addition to a few statutory exceptions, OIG has published safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

False Claims Act

Both federal and state government agencies have continued civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and their executives and managers. Although there are a number of civil and criminal statutes that can be applied to healthcare providers, a significant number of these investigations involve the federal False Claims Act. These investigations can be initiated not only by the government but also by a private party asserting direct knowledge of fraud. These “qui tam” whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action, even if the claim was originally submitted appropriately. Penalties for False Claims Act violations include fines ranging from $5,500 to $11,000 for each false claim, plus up to three times the amount of damages sustained by the federal government. A False Claims Act violation may provide the basis for exclusion from the federally-funded healthcare programs. In addition, some states have adopted similar fraud, whistleblower and false claims provisions.

State Fraud and Abuse Laws

Several states also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any third-party payor, including commercial insurers, not just those reimbursed by a federally-funded healthcare program. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Other Healthcare Laws

HIPAA established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of healthcare services. Under HIPAA, these two additional federal crimes are: “Healthcare Fraud” and “False Statements Relating to Healthcare Matters.” The Healthcare Fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the federal False Claims Act covers in connection with governmental health programs.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs and employing or contracting with individuals or entities who are excluded from participation in federally funded healthcare programs. Moreover, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties of up to $10,000 for each wrongful act. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with the wrongful act. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payers may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud.

State and Federal Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of PII, including health information. In particular, the federal Health Insurance Portability and Accountability Act of 1996, as amended by HITECH, and their implementing regulations, which we collectively refer to as HIPAA, establish privacy and security standards that limit the use and disclosure of PHI and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Teladoc, our Providers and our health plan Clients are all regulated as covered entities under HIPAA. Since the effective date of the HIPAA Omnibus Final Rule on September 23, 2013, HIPAA’s requirements are also directly applicable to the independent contractors, agents and other “business associates” of covered entities that create, receive, maintain or transmit PHI in connection with providing services to covered entities. Although we are a covered entity under HIPAA, we are also a business associate of other covered entities when we are working on behalf of our affiliated medical groups.

Violations of HIPAA may result in civil and criminal penalties. The civil penalties range from $100 to $50,000 per violation, with a cap of $1.5 million per year for violations of the same standard during the same calendar year. However, a single breach incident can result in violations of multiple standards. We must also comply with HIPAA’s breach notification rule. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to the HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. The regulations also require business associates of covered entities to notify the covered entity of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. On January 16, 2009, HHS released the final rule mandating that everyone covered by HIPAA must implement ICD-10 for medical coding on October 2, 2013, which has since been subsequently extended to October 2, 2015.

Many states also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA, state health information privacy and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well-publicized data breaches involving the improper use and disclosure of PII. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. In addition, under HIPAA and pursuant to the related contracts that we enter into with our business associates, we must report breaches of unsecured PHI to our contractual partners following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

C. Organizational Structure

The following diagram illustrates our organizational structure (including the jurisdiction of formation or incorporation of the various entities):

D. Property, Plants and Equipment

Our headquarters is located at 601 Everest Grande, A Wing Mahakali Caves Road, Andheri (East), Mumbai, India, 400 093. All of our facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our material, tangible fixed assets, including facilities leases follows:

Office	Address	Rental Term	Space
India Corporate Office	601 Everest Grande, A Wing Mahakali Caves Road, Andheri (East), Mumbai, India, 400 093	Until terminated by either party	3,430 sq. ft.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations for the years ended March 31, 2022 and 2021 in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Company Overview

We are a growing platform services company primarily providing content streaming/telecasting services with over eight million active users located all across India.15 Our Lytus platform provides a wide range of streaming services and telemedicine services with local assistance through local Health Centers. Through our platform, our customers are well connected via CPE devices/STBs and have access to multi-dimensional services including telemedicine service we place to offer in the future.

We believe that our strong customer base and expansive market presence position us to expand our portfolio of offerings. We have been focused on adopting and implementing technologies that can change the landscape of being a conventional streaming services provider. Partnering with those who share our passion, we strive to provide India’s semi-urban, urban population with unmatched services across the tele-healthcare.

We intend to benefit from India’s e-commerce boom and the recent tele-medicine regulation through the acquisition of GHSI and Lytus Health. The management teams of GHSI and Lytus Health have many years of pioneering experience in telemedicine in USA, which we believe will help us create a profitable and sustainable business model with rapid growth prospects. We believe that our deep understanding and local expertise have enabled us to create solutions that address the needs and preferences of our consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of our success.

Key Factors For Our Performance

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

●

Number of Subscribers: our revenue growth and long-term profitability are affected by our ability to increase our subscriber base because we derive a substantial portion of our revenue from streaming services and via client contracts that provide subscribers access to our Lytus platform in exchange for a contractual based monthly fee. Revenue is driven primarily by the number of subscribers, the number of services contracted for by a subscriber and the contractually negotiated prices of our services and online content that is specific to that particular subscriber. We believe that increasing our subscriber base is an integral objective that will provide us with the ability to continually innovate our services and support initiatives that will enhance subscriber experiences and lead to increasing or maintaining our existing annual net dollar retention rate. The number of subscribers was 1,904,450 and 1,932,134 as of March 31, 2022 and March 31, 2021 , respectively. During the year ended March 31, 2022, the subscribers decreased by 27,684 from the previous year. The decrease in subscribers was primarily driven by competition in the OTT streaming market. However, the management believes that the decrease is marginal and will be retained when platform services are launched.

[15]	Calculation based upon approximately 1.9 million paid home subscribers which based on industry standards translates to more than 8 million viewers on an average of 4.6 viewers per household in India. Source: United Nations, Department of Economic and Social Affairs, Population Division (2019) — Database on Household Size and Composition 2019. Available at https://population.un.org/Household/index.html#/countries/356.

●	Cluster of customized online content: the Lytus platform provides an opportunity to customize the online content to meet the needs of that particular subscriber. We plan to form partnership with other companies to develop our telemedicine business and entertainment and education online content. Revenues arising from this segment will be driven primarily by the customizable content formats aligned with the customer satisfaction. We believe that increasing our current subscriber utilization rate is a key objective in order for our subscribers to realize tangible healthcare savings with our service.

Year ended March 31, 2022 compared to year ended March 31, 2021

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of profit or loss and other comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of profit or loss and other comprehensive income.

Share Warrant Liability

We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 - Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement.  Share warrants are accounted for as a derivative in accordance with IFRS 9 – Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative.  Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash.  We will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. . These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold."

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: IAS 38.21

a.	it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b.	the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. IAS 38.22 The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. IAS 38.33

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

Deferred offering costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. As of March 31, 2022 and March 31, 2021, the Company had deferred offering costs of $34,165 and $0, respectively

Revenue from Contract with Customers and Other Income

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming/telecasting, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

During the fiscal year ended March 31, 2022, we had total income of $16,356,163, which was comprised of operating revenue of $50,630 and other income of $16,305,533, whereas during the fiscal year ended March 31, 2021, we had total income of $16,549,460, which was comprised of operating revenue of $1,900,987 and other income of $14,648,473. The overall decrease of $193,297 or 1.17% in Total income was primarily driven by deconsolidation of subsidiary and reduced business in GHSI.

	Year ended		Year ended
Particulars	March 31, 2022		March 31, 2021		Change
STATEMENT OF OPERATIONS DATA:	$	%	$	%	$	%
Revenue from contract with customer	50,630		1,900,987		(1,850,357)
Other operating revenue	-		-		-
Total Revenues	50,630	0.31	1,900,987	11.49	(1,850,357)	(97.34)
Other Income	16,305,533	99.69	14,648,473	88.51	1,657,060	11.31
Total income	16,356,163	100.00	16,549,460	100.00	(193,297)	(1.17)

During the fiscal year ended March 31, 2022, the operating revenue was $50,630, a decrease of 1,850,357 or 97.34%, from $1,900,987 for the fiscal year ended March 31, 2021. The decrease is primarily driven by deconsolidation of subsidiary and written off balances in GHSI.

During the fiscal year ended March 31, 2022, other income was $16,305,533, an increase of $1,657,060 or 11.31%, from $14,648,473 for the fiscal year ended March 31, 2021. The increase is primarily driven by fair value gains on remeasurement of warrant liability15.

Fair value gain on remeasurement of share warrant liability

Other Income of $1.49 million is presented for the year ended March 31, 2022, compared to Nil for the year ended March 31, 2021.

The outstanding warrants referred in Note at Page F-13 are recognized as a warrant liability on our balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of operations

The revenue from contract with customers and other income consist of:

	Year ended March 31, 2022	Year ended March 31, 2021	Change
	($)	($)	($)	(%)
Revenue from contract with customers
Subscription Income	-	1,123,401	(1,123,401)	(100.00)
Carriage Fees	-	181,554	(181,554)	(100.00)
Advertisement Income	-	62,909	(62,909)	(100.00)
Placement Fees	-	89,255	(89,255)	(100.00)
Fiber Lease Charges	-	70,715	(70,715)	(100.00)
Telemedicine services	50,630	341,433	(290,803)	(85.17)
Others	-	31,720	(31,720)	(100.00)
	50,630	1,900,987	(1,850,357)	(97.34)
Other Operating Revenue
Sundry Balance written back	-	-	-	-
Total (A)	50,630	1,900,987	(1,850,357)	(97.34)

Other Income
Income from revenue entitlement rights	14,392,091	14,648,473	(256,382)	(1.75)
Fair value gain on remeasurement of warrant liability	1,487,589	-	1,487,589	100.00
Sundry liabilities no longer required written back	425,853	-	425,853	100.00
Total (B)	16,305,533	14,648,473	1,657,060	11.31
Total income (A+B)	16,356,163	16,549,460	(193,297)	(1.17)

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed of $17,722; for the period ended March 31, 2022, representing decrease of $907,212 or 98% from $924,934 for the period ended March 31, 2021. In the year ended March 31, 2021, the costs of revenue consisted primarily of cost of materials consumed of $147,309; broadcaster/subscription fees of $658,840; and leaseline charges of $118,785 for the period ended March 31, 2021,The decrease was primarily on account of deconsolidation of subsidiary.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

	Year ended March 31, 2022	Year ended March 31, 2021	Change
	($)	($)	($)	(%)
Cost of materials consumed	17,722	147,309	(129,587)	(87.97)
Broadcaster/Subscription Fees	-	658,840	(658,840)	(100.00)
Lease Line charges	-	118,785	(118,785)	(100.00)
	17,722	924,934	(907,212)	(98.08)

[15]

Management believes that the income is correctly recognized as per the provisions of IFRS 15.9. Please refer to ASC 606-10-55-37A and IFRS 15.B35A, wherein Lytus India has the control for allocating “a right to a service to be performed by the other party (Reachnet), which gives the entity (Lytus India) the ability to direct that party to provide the service to the customer on the entity’s behalf.”

Staffing Expenses

For the fiscal year ended March 31, 2022, the most significant components of operating expenses were staffing expense, which was $310,894, consisting of salaries, benefits and bonuses, representing decrease of $135,128 or 30.30% from $446,022 in the fiscal year ended March 31, 2021. The decrease was primarily due to foreign exchange fluctuation and deconsolidation of a subsidiary.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $832,319 for the fiscal year ended March 31, 2022, representing an increase of $439,365 or 111.81% from $392,954 in the fiscal year ended March 31, 2021. The increase was primarily driven by expenses in connection with listing fees.

Amortization and depreciation costs were $11,894,518, for the fiscal year ended March 31, 2022, representing a decrease of $277,314 or 2.28% from $12,171,832 in the fiscal year ended March 31, 2021. The decrease was primarily due to foreign exchange fluctuation and deconsolidation of subsidiary.

Other operating expenses was $2,036,314 for the fiscal year ended March 31, 2022, representing an increase of $1,451,580 or 248% from $584,734 in the fiscal year ended March 31, 2021. The increase was primarily due to warrants expenses recognised during the year.

Liquidity and Capital Resources

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products as well as negative working capital impacts (after considering the large payment obligation as explained at page F-7) from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment installment plans.

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position,

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

●	We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

●	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets, fair value estimation of warrants and critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We did not have any undisclosed off-balance sheet arrangements as of March 31, 2022 and March 31, 2021.

Trade and Other Receivable

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Given that Reachnet is an ongoing operations partner of Lytus India with respect to the telecasting business, the collectability of the amounts does not pose a significant risk for the following reasons:

1.	Reachnet is a licensed cable company and is regularly audited by the Ministry of Information and Broadcasting. These audits regularly confirm number of subscribers and subscriptions fees reported in the Nationwide SMS platform (Subscriber Management Platform);

2.	Our Management and Reachnet have implemented protocols requiring the finance teams of both companies to closely monitor the amounts receivable and payable providing relevant confirmations periodically;

3.	To the extent that Reachnet is unable to collect or pay the amounts owed to us, we have the ability to set those amounts off against any future payments to Reachnet in conjunction with our ongoing operations;

4.	We have the ability to take legal action against Reachnet and or its directors for non-payment of dues owed to us. Under Indian law, remedies pursued against the management of Reachnet can be civil remedies and/or remedies under the Indian Penal Code; and

5.

Upon ending of the lockdown and reconciliation of all payments with Reachnet, we intend to implement a direct billing system with its customers so that we have better visibility and control over revenue streams from customers.

Please refer accounting policy relating to intangible asset and share warrant liability on page F-17 and F-36, respectively, for assumptions and estimates.

Impairment of property and equipment and intangible assets excluding goodwill:

At each reporting date, the Group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.”

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired

When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	Year ended March 31, 2022		Year ended March 31, 2021		Change
	$	%	$	%	$	%
STATEMENT OF OPERATIONS DATA:
Revenue from contract with customer	50,630	0.31	1,900,987	11.49	(1,850,357)	(97.34)
Other Income	16,305,533	99.69	14,648,473	88.51	1,231,207	8.41
Total Revenue	16,356,163	100.00	16,549,460	100.00	(193,297)	(1.17)

Cost of revenue	17,722	0.12	924,934	6.37	(907,212)	(98.08)
Legal and professional expense	832,319	5.52	392,954	2.71	439,365	111.81
Staffing expense	310,894	2.06	446,022	3.07	(135,128)	(30.30)
Depreciation and amortisation	11,894,518	78.81	12,171,832	83.83	(277,314)	(2.28)
Other operating expenses	2,036,314	13.49	584,734	4.03	1,451,580	248.25
Total expenses	15,091,767		14,520,476		571,291	3.93

Operating Profit	1,264,396		2,028,984		(764,588)	(37.68)

Finance expenses	1,087,485		270,000		817,485	302.77
Finance income	-		8,524		(8,524)	(100.00)
Income before income tax	176,911		1,767,508		(1,590,597)	(89.99)
Income tax expenses	579,946		616,893		(36,947)	(5.99)
Net (loss)/income after tax available to common shareholders	(403,035)		1,150,615		(1,553,650)	(135.03)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange difference on foreign currency translation of subsidiaries, net of tax	753,427		(754,959)		1,508,386	199.80
Total comprehensive income for the year	350,392		395,656		(45,264)	(11.44)
Total comprehensive income attributable to:					-
Controlling interest	363,360		432,446		(69,086)	(15.98)
Non-controlling interest	(12,968)		(36,790)		23,822	(64.75)
Basic (loss)/earning per common share	(0.01)		0.05
Basic weighted average number of shares outstanding	34,154,062		24,306,527
Diluted (loss)/earning per common share	(0.01)		0.05
Diluted weighted average number of shares outstanding	34,154,062		24,306,527

Revenue

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus Technologies Private Limited (“Lytus India”), our wholly-owned subsidiary incorporated in India, did not have significant operations during the fiscal year ended March 31, 2022 and.during the fiscal year ended March 31, 2021.

For the fiscal year ended March 31, 2022, we have revenues of approximately $0.05 million compared to approximately $1.90 million in the fiscal year ended 2021, a decrease of $1,850,357, or 97.344%. The decrease was primarily due to deconsolidation of a subsidiary.

The following table provides revenues separated by services for the years ended March 31, 2022 and 2021:

Disaggregated revenue information
	Year ended March 31, 2022	Year ended March 31, 2021	Change
	($)	($)	($)%
Types services
Subscription Income	-	1,123,401	(1,123,401)	(100.00)
Carriage Fees	-	181,554	(181,554)	(100.00)
Advertisement Income	-	62,909	62,909	100.00
Placement Fees	-	89,255	(89,255)	(100.00)
Fiber Lease Charges	-	70,715	(70,715)	100.00
Telemedicine service charges	50,630	341,433	(290,803)	(85.17)
Others	-	31,720	(31,720)	(100.00)

Total revenue from contract with customers	50,630	1,900,987	(1,850,357)	(97.34)

	Year ended March 31, 2022		Year ended March 31, 2021
	Cable	Telemedicine	Cable	Telemedicine
Revenue
External customer	-	50,630	1,559,554	341,433
Inter-segment
	-	50,630	1,559,554	341,433
Less : Inter-segment adjustments and eliminations	-	-	-	-

Total revenue from contract with customers	-	50,630	1,559,554	341,433

Other Income/Application of IFRS 15

The following table presents other income (including fair value gains on warrant liability) for the years ended March 31, 2022 and 2021:

	Year ended March 31, 2022	Year ended March 31, 2021	Change
	($)	($)	($)	(%)
Other income
Other income	14,392,091	14,648,473	(256,382)	(1.75)
Fair value gain on remeasurement of remeasurement of warrant liability	1,487,589	-	1,487,589	100.00
Sundry balances written back	425,853	-	425,853	100.00
	16,305,533	14,648,473	1,657,060	11.31

Other Income of $14.39 million for the year ended March 31, 2022 and ( $14.65 million) for the year ended March 31, 2021 (Refer to Note 23 regarding agreement with Reachnet). Is presented on the basis that all conditions have been satisfied as of March 26, 2020, to consummate closing of the Group’s acquisition agreement with Reachnet Cable Services Pvt. Ltd. (“Reachnet”) in which the Group acquired the customers and corresponding revenues. (Refer to Note 23 regarding agreement with Reachnet).

The group has acquired approximately 1.9 million subscriber connections from a licensed streaming company (Reachnet), through the Agreements dated June 21, 2019 and December 6, 2019, and the income entitlement rights from April 1, 2019, for a consideration of $59 million. On March 26, 2020, the arrangement was consummated when pre-conditions were waived by mutual consent. The net surplus remaining with the Company is approximately $14.39 million for the year ended March 31, 2022, $14.65 million for the year ended March 31, 2021. Based upon the terms of customer acquisition contract for the period ended March 31, 2022 and the management services agreement for the period ended March 31, 2021, the revenue arising there from is recognized as “Other Income”. The income is regarded as “Other Income” in compliance with the AP21B and AP21C of the IFRS 15. The Group has not collected any amount under receivable to date. The Group has not collected any amount under receivable to date since some of the terms under the contract were deferred by mutual agreement between the parties. Since there was no change in the status of the agreement, during the period ended March 31, 2022, the Group continued to be subject to the applicability of IFRS 15 and continued to consistently report the income as Other Income.

The Group is free to appoint any licensed service provider for provision of streaming services. There is no binding or lock-in arrangement for providing streaming services to subscribers through Reachnet. The agreement contemplates only acquisition of subscriber base and is not an agreement to acquire or purchase the business of Reachnet. The Group has ensured adequate safeguard to secure acquired customer contracts through non-compete clause and non-solicitation of subscribers clause. In respect of streaming services, Lytus India has outsourced the provision of streaming services to Reachnet in the capacity of a service provider under the Management Services Agreement. Going forward, with respect of non-streaming services (such as MedTech IOT) these services would be billed directly by the Company and costs and revenue would not be shared with Reachnet.

Fair value gain on remeasurement of share warrant liability

Other Income of $1.49 million is presented for the year ended March 31, 2022 and nil for the year ended March 31, 2021.

The outstanding warrants as referred in Note 13 are recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of operations

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed of $17,722; for the period ended March 31, 2022, representing an decrease of $907,212 or 98% from $924,934 for the period ended March 31, 2021. In the preceding year ended March 31, 2021, the costs of revenue consists primarily of cost of materials consumed of $147,309; broadcaster/subscription fees of $658,840; and leaseline charges of $118,785 for the period ended March 31, 2021,The decrease was primarily on account of deconsolidation of subsidiary.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

	Year ended March 31, 2022	Year ended March 31, 2021	Change
	($)	($)	($)	(%)
Cost of revenue consists of:
Cost of materials consumed	17,722	147,309	(129,587)	(87.97)
Broadcaster/Subscription Fees	-	658,840	(658,840)	(100.00)
Lease Line charges	-	118,785	(118,785)	(100.00)
	17,722	924,934	(907,212)	(98.08)

Staffing Expenses

For the fiscal year ended March 31, 2022, the most significant components of operating expenses were staffing expense, which was $310,894, consisting of salaries, benefits and bonuses, representing an increase of $135,128 or 30% from $446,022 in the fiscal year ended March 31, 2021. The increase was primarily due to foreign exchange fluctuation and deconsolidation of a subsidiary.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $832,319 for the fiscal year ended March 31, 2022, representing an increase of $439,365 or 111.81% from $392,954 in the fiscal year ended March 31, 2021. The increase was primarily driven by expenses in connection with listing fees.

Amortization and depreciation costs were $11,894,518, for the fiscal year ended March 31, 2022, representing a decrease of $277,314 or 2.28% from $12,171,832 in the fiscal year ended March 31, 2021. The decrease was primarily due to foreign exchange fluctuation and deconsolidation of a subsidiary.

Other operating expenses was $2,036,314 for the fiscal year ended March 31, 2022, representing an increase of $1,451,580 or 248% from $584,734 in the fiscal year ended March 31, 2021. The increase was primarily due to warrants expenses recognized during the year.

As a newly public company, we expect to incur additional expenses, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations, and professional services. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future. Although these expenses may fluctuate as a percentage of our total revenue from period to period, over the long term, we expect general and administrative expense to gradually decline as a percentage of revenue as we scale our business.

The following table presents details of other operating expenses :

	Year ended March 31, 2022	Year ended March 31, 2021	Change
	($)	($)	($)	(%)
Electricity charges	-	46,755	(46,755)	(100.00)
Software running expenses	-	28,137	(28,137)	(100.00)
Repair & Maintainence expenses	-	69,163	(69,163)	(100.00)
Business Support service	-	12,134	(12,134)	(100.00)
Operating lease rentals	339	26,064	(25,725)	(98.70)
Regulatory expenses	-	14,019	(14,019)	(100.00)
Conveyance & Traveling expenses	13,819	8,370	5,449	65.10)
Copy right charges	-	8,151	(8,151)	(100.00)
Security charges	-	3,193	(3,193)	(100.00)
Commission charges	16,340	74,324	(57,984)	(78.02)
Loss on allowances	-	-	-	0.00
Bad debts written off	-	61,385	(61,385)	(100.00)
CSR expenses	112,287	98,819	13,468	13.63
Share warrant expenses	1,562,911	-	1,562,911	100.00
Loss on disposal of a subsidiary	225,098	-	225,098	100.00
Other operating expenses	105,520	134,220	(28,700)	(21.38)
	2,036,314	584,734	1,451,580	248.25

Income Taxes

During the fiscal year ended March 31, 2022, our income tax expense was $579,946, which includes current tax of $1,117,861 and deferred tax of ($537,915), representing decrease of $36,947 or 5.99% from income tax expenses of $616,893 for the fiscal year ended March 31, 2021, which includes current tax of $371,021 and deferred tax of $245,872. The decrease is primarily on account of foreign exchange fluctuation and disposal of subsidiary.

Deferred tax related to the translations of foreign operations of Lytus India and DDC (until March 31, 2021) from INR to USD has been calculated at the rate of the jurisdiction in which subsidiaries are situated, i.e. in India (at the rate of 25.17%).

Going Concern

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses doubt about our ability to continue as a “going concern.” We currently have negative working capital after considering the large payment obligation discussed below and cash flow aggravated by the COVID-19 lockdown and cash flow used in operating activities of $577,367 for the year ended March 31, 2022 and cash flow used in operating activities of $25,493 for the year ended March 31, 2022 and March 31, 2021. Upon successful transition of subscribers pursuant to the terms of the customer acquisition agreement (the “Customer Acquisition Agreement”) between Reachnet and Lytus India, we expect to be able to carry out its operations in the normal course of business and generate approximately Rs.130 ($1.80) as streaming subscription fees from each of our approximately 1.9 million customer connections, as prescribed by the Telecom Regulatory Authority of India guidelines. For more information on the Customer Acquisition Agreement, see “Business Overview—Reachnet Agreement.” We believe that this will enable us to improve our cash position significantly.

On March 31, 2022, under the terms of the Customer Acquisition Agreement with Reachnet, we are obligated to make payments to Reachnet. We intend to settle 50% of the payment obligations under the Customer Acquisition Agreement on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

Under the terms of the Customer Acquisition Agreement, we were also scheduled to receive ‘Other Receivables’ due of approximately $50.9 million as of March 31, 2022 ($35.6 million as of March 31, 2021) from Reachnet, as reflected in our books of accounts. These funds expected to be received on or before March 31, 2023. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Upon such settlement, the company expects to have sufficient available cash to be able to meet its current liabilities associated with the business. Refer to Note 3A on Other Income in the Financial Statements for more information.

We believe that in the coming 12 months and upon successful implementation of the customer acquisition agreement, cash flow from operating activities will improve for the following reasons:

●	Monthly subscription fees paid by our customers are expected to be billed and collected at the beginning of each month in advance;

●	The contracted operating expense for the streaming business is 61%, which we expect will create a net surplus of revenue for us; and

●	Additional product offerings to customers such as our telemedicine business are expected to generate additional cash flow for us.

To further mitigate the impact of the current negative working capital and cash flow, we have also taken additional precautionary steps by approaching financial institutions and credit partners in India to create and avail ourselves of credit lines and bridge financing.

Despite the above efforts and expectations, no assurances can be given that we will be able to carry out our operations in the normal course of business and that we will be able to obtain funds from financial institutions and credit partners or others to continue our operations in the future. We may need to seek additional financing. The financing sought may be in the form of equity or debt financing or a combination of both from various sources as yet unidentified. No assurance can be given that we will generate sufficient revenue or obtain the necessary financing to continue as a going concern and the failure to do so could cause us to cease our operation.

Intangible Assets and Goodwill

During the year ended March 31, 2020, we acquired a subscriber base of more than eight million (i.e. 1.84 million household connections) for consideration of $59,216,654, consisting of the consideration of acquiring each customer at a price of approximately $27 per customer and indirect tax (GST) additionally charged at a rate of 18%. Having regard with the timing of the consummation (also discussed in the Revenue note above), the legally enforceable right for subscriber acquisition was effective from March 26, 2020. Accordingly, the amortization expense on the customer acquisition costs is $204,086 for the period ended March 31, 2020, $11,931,668 for the year ended March 31, 2021 and $11,894,518 for the year ended March 31, 2022.

Contractual Obligations and Off-Balance Sheet Arrangements

On March 31, 2022, under the terms of our Customer Acquisition Agreement with Reachnet, we are obligated to make payments to Reachnet. We intend to settle 50% of the payment obligation of Reachnet under the contract on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

Under the terms of the agreement with Reachnet, we were also scheduled to receive ‘Other Receivables’ due of approximately $50.9 million as of March 31, 2022 ($35.6 million as of March 31, 2021) from Reachnet, as reflected in its books of accounts. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Upon such settlement, we expect to have sufficient available cash to be able to meet our current liabilities associated with the business. Refer to Note 3A on Other Income.

As of March 31, 2022, we have not decided to offset the balances payable.

Quantitative and Qualitative Disclosures about Market Risk

Substantially all of our operations are within India and the United States, and we are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Foreign Currency Exchange Rate Risk

As a result of our operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. Our functional currency is the U.S. dollar and the functional currency of Lytus India and DDC (deconsolidated on April 1, 2021), which generate the majority of our revenue, is the Indian Rupees (“INR”). The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the Rupee depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported exchange difference on foreign currency translation of subsidiaries, net of tax of $753,427 for the year ended March 31, 2022 and ($754,959) for the year ended March 31, 2021.

Interest Rate Sensitivity

Cash and short-term investments were held primarily in bank and time deposits. The fair value of our cash and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

B. Liquidity and Capital Resources

Liquidity and Capital Resources:

Year ended March 31, 2022 and year ended March 31, 2021

The components of cash flows are discussed below:

	Year ended March 31, 2022	Year ended March 31, 2021
Net cash used in operating activities	$(577,367)	$(24,037)
Net cash used in investing activities	(166,721)	(157,303)
Net cash provided by financing activities	746,240	166,271
Exchange rate effect on cash	2	909
Net cash inflow (outflow)	$2,152	$(15,616)

Cash used in Operating Activities

Net cash used in operating activities was $577,367 for the year ended March 31, 2022. Cash used in operating activities for the year ended March 31, 2022 consisted primarily of non-cash adjustments for deferred tax expense of ($537,915), income tax expense of $1,117,861, amortization of $11,894,518, loss on deconsolidation of subsidiary of $225,098, fair value gain on remeasurement of warrant liability of ($1,487,589), share warrant expenses $1,562,911, finance cost of $1,087,485, sundry balances written off during the year of $5,571 and liabilities no longer required written back during the year of ($425,853). Further, it consists of ‘changes in other receivable’ of ($16,970,571) and changes in ‘other liabilities’ of $2,705,196.

Net cash used in operating activities was $25,493 for the year ended March 31, 2021. Cash used in operating activities for the year ended March 31, 2021 consisted primarily of non-cash adjustments for deferred tax expense of $245,872, income tax expense of $371,021, amortization of $11,931,668, depreciation of 240,164, loss on sale of property and equipment of $6,712, finance cost of $270,000, sundry balances written off during the year of $61,385 and finance income of $8,524. Further, it consists of ‘changes in other receivable’ of ($17,285,198) and changes in ‘other current liabilities’ of $2,787,012.

Cash used in by Investing Activities

Net cash used in investing activities was $166,721 for the year ended March 31, 2022. The investment activity was primarily comprised of purchase of property, and equipment and intangible assets (including intangible assets under development) of $166,721.

Net cash used in investing activities was $157,303 for the year ended March 31, 2021. The investment activity was primarily comprised of purchase of property and equipment and intangible assets (including intangible assets under development) of $93,776, and investment in subsidiary of $70,000.

Cash provided by Financing Activities

Net cash provided by financing activities was $746,240 for the year ended March 31, 2022. During the period, cash used in financing activities consisted of proceeds from short term borrowings of $1,172,904, repayment of short and term borrowings of $304,500, interest, commission and other charge paid of $88,000 and payment of deferred initial public offering costs of $34,164.

Net cash provided by financing activities was $166,271 for the year ended March 31, 2021. During the period, cash provided financing activities consisted of proceeds from short term borrowings of $376,990, repayment of short term borrowings of $212,719, and proceeds on issuance of shares of $2,000.

Note on Liquidity and Capital Resources

The principal amount of our debt as of March 31, 2022, was $1,038,155 and as of March 31, 2021, was $1,456,131. Our business does not require significant cash to fund principal and interest payments on our debt.

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products as well as negative working capital impacts from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment installment plans.

In order to establish our customer base, we have acquired customers from Reachnet, through an Agreement to Acquire Customers dated June 20, 2019, and the income entitlement rights from April 1, 2019, for a consideration of approximately $59 million. This amount is payable as follows: 50% on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

Under the terms of the agreement with Reachnet, we were also scheduled to receive ‘Other Receivables’ due of approximately $50.9 million as of March 31, 2022 ($35.6 million as of March 31, 2021) from Reachnet, as reflected in its books of accounts. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Upon such settlement, we expect to have sufficient available cash to be able to meet our current liabilities associated with the business.

The below table elucidates the reconciliation for increase in Trade Receivables for the years ended March 31, 2022 and March 31, 2021.

	As of March 31, 2022	As of March 31, 2021
	$	$
Trade receivables:	-	395,585

Receivables from Reachnet for the year ended March 31, 2022, and March 31, 2021 was recognized under “Note 7 — Other Receivables” at $50.94 million and $35.57 million, for March 31, 2022 and March 31, 2021, respectively.

We expect to utilize free cash flow, cash on hand, and availability under our credit facilities, as well as future refinancing transactions to further extend the maturities of our obligations. The timing and terms of any refinancing transactions will be subject to market conditions among other considerations. Additionally, we may, from time to time, and depending on market conditions and other factors, use cash on hand and the proceeds from securities offerings or other borrowings to retire our debt through open market purchases, privately negotiated purchases, tender offers or redemption provisions. We believe we have sufficient liquidity from cash on hand, free cash flow and access to the capital markets to fund our projected cash needs.

We continue to evaluate the deployment of our cash on hand and anticipated future free cash flow including to invest in our business growth and other strategic opportunities, including mergers and acquisitions as well as stock repurchases and dividends.

As possible acquisitions, swaps or dispositions arise, we actively review them against our objectives including, among other considerations, improving the operational efficiency, geographic clustering of assets, product development or technology capabilities of our business and achieving appropriate return targets, and we may participate to the extent we believe these possibilities present attractive opportunities. However, there can be no assurance that we will actually complete any acquisitions, dispositions or system swaps, or that any such transactions will be material to our operations or results.

On June 17, 2022, we consummated our initial public offering and listing on NASDAQ. We have listed our common shares on the NASDAQ Capital Market under the trading symbol “LYT”. We raised gross proceeds of $12.40 million from the initial public offering of 2,609,474 shares at $4.75 per common share and raised gross proceeds of $1.86 million from the of 391,421 shares pursuant to the underwriter’s overallotment option at $4.75 per common share (for aggregate gross proceeds of $14.25 million).

Note on Going Concern

Negative working capital and Cash Flow

We currently have negative working capital and cash flow of $577,367 for the fiscal year ended March 31, 2022 and cash flow used in operating activities of $25,493 for the year ended March 31, 2021. Upon successful transition of subscribers pursuant to the the terms of the customer acquisition agreement (the “Customer Acquisition Agreement”) between Reachnet and Lytus India, we expect to be able to carry out our operations in the normal course of business and generate approximately Rs.130 ($1.80) in streaming subscription fees from each of our approximately 1.9 million customer connections, as prescribed by the Telecom Regulatory Authority of India guidelines. For more information on the Customer Acquisition Agreement, see “Business Overview—Reachnet Agreement.” We believe that this will enable us to improve our cash position significantly.

The intermittent inability to process accounts receivables and receive cash payments has resulted in liquidity issues. However, we, in collaboration with Reachnet’s management, has taken necessary steps, including communicating with all relevant commercial partners, seeking deferral of its payment obligations where possible, to mitigate our liquidity issues. From an operations perspective, there was no significant impact on the Company as the number of subscribers remained unchanged. Reachnet continued to collect fees from our customers in the interim and was paid its 61% of collected revenue in the interim period. Accordingly, we represented that there was no significant operational impact resulting from the deferred settlement agreement.

On December 10, 2020, we engaged an independent third-party reviewer/consultant to carry out a routine systems audit of Reachnet’s operations before completing final payments under the Customer Acquisition Agreement. On February 5, 2021, Lytus India and Reachnet entered into the Third Supplemental Agreement to the Customer Acquisition Agreement, pursuant to which the parties agreed to settle, on a good faith basis, payments due under the Customer Acquisition Agreement upon completion of the third party’s systems and operational review of Reachnet and its subscribers. The commercial terms to the Customer Acquisition Agreement remained intact and were not subject to any contingency. There was no operational impact on us on account of the proposed review, as Reachnet continued to provide services and collect payments from our customers pending this review.

The independent review commenced on April 1, 2021, and with relaxation of the lockdown restrictions, the final phase of the review was completed on April 28, 2022, and a report on the findings (the “Reachnet Report”) was provided to us on April 28, 2022.

The Reachnet Report:

●	Confirmed and verified the physical veracity and operational functionality of the Nationwide Subscriber Management Systems currently deployed by Reachnet and the accuracy of Reachnet’s periodic reporting of data to relevant management teams;

●	Confirmed and verified the operational metrics of the headend/broadcasting equipment that is used by Reachnet in all of the major metros in Maharashtra; and

●	Verified the following as accurate: in the States of West Bengal, Andhra Pradesh, Kerala, Haryana, New Delhi (National Capital Region) and rural parts of Maharashtra and Karnataka:

●	the location and functionality of overhead fiber in each of these regions;

●	the location and functionality of underground fiber in each of these regions;

●	the functionality of all nodes in smaller metros where Reachnet has its offices;

●	the technology redundancy review of protocols of all servers, including aging and expected timelines for renewal of equipment in each of these regions;

●	the lists of final active customers in each of these regions; and

●	the local cable office resources of Reachnet in each of these regions.

The Reachnet Report also validates and certifies the viability of Reachnet’s operational systems nationwide. As a result of the findings of the Reachnet Report, we do not anticipate any amendment or material adjustment to the consideration of $58.29 million  payable under the Customer Acquisition Agreement as of March 31, 2022. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Accordingly, we intend to settle 50% of the payment obligation on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

At the next meetings of the respective boards of directors of us and Reachnet, it is expected that the following steps will be completed based upon the advice of the consultants and in compliance with all applicable requirements of the laws of India:

●	Both parties will determine the total receivables as of the date of settlement.

●	Reachnet will pay us all amounts due (approximately $50.94 million) as of March 31, 2024

●	Once the implementation of a payment settlement is complete, we will, on a going-forward basis, directly bill subscribers and maintain direct relationships with the local agents responsible for collecting subscription revenue from customers.

Based on the conclusions of the Reachnet Report, we believe our commercial arrangement with Reachnet was not materially impacted, and that final settlement of the Customer Acquisition Agreement will have no material impact on our results of operations or result in any material adjustments to the purchase price, or in any contracts or our relationships with customers.

C. Research and Development, Patents and Licenses, etc.

GHSI has incurred $160,000 to develop proprietary software for its telemedicine business in the United States during the period ended March 31, 2022. It is still in the developing stage as of March 31, 2022.

In the past, we have not expended resources on research and development, patents or licenses. Going forward, we expect to expend some resources on research and development, including applications to register trademarks. On September 5, 2022, we incurred approximately INR 250,000 ($ 3,150) to apply to register a trademark.

D. Trend information

Our Industry

Key Market Trends

Increasing Adoption Of Smart Devices Across Internet of Things (“IoT”) Ecosystems18

●	According to the Internet and Television Association's estimates, by 2020, the number of IoT-connected devices is expected to reach 50.1 billion from 34.8 billion in 2018, due to the integration of connectivity competence in a large number of devices and applications, and the development of various networking protocols that have advanced the growth of the consumer IoT market across various end-user industries.

●	Increasing internet penetration can also be termed as a contributing factor to the widespread expansion of IoT enabled consumer electronics, such as smart TV in India. Bain and Company’s ‘Unlocking Digital for Bharat: USD 50 billion Opportunity’ report read, “India has the second-highest active Internet users, with about 390 million residents who use the web at least once a month.

●	The increasing prominance of smart TV in the IoT ecosystem owing to features like ambient intelligence and automatic user assistance, along with the rising disposable income of India’s population, is further boosting the market growth potential.

Internet Protocol Television (IPTV) Expected to Boost the Market Growth19

●	Video on demand (“VoD”) is one of the dynamic features offered by Internet Protocol TV. VoD provides users with a menu of available videos from which to choose. VoD has gained a huge amount of popularity in the recent past, resulting in increased adoption rates of Smart TVs. Moreover, with increasing smartphone penetration and lower data tariffs, VoD services through Over–The–Top (“OTT”) media platforms are growing in India.

●	OTT and IPTV are increasing broadband penetration and changing content consumption behaviors in the India region. Rapid urbanization, which stands at 33% in India, and the increase in spending power is playing a significant role in the adoption of IPTV in the households.

●	Indian government initiatives towards digital transformation such as digitization of cable TV and Direct-to-Home (DTH) services are also favoring the adoption of IPTV in the country. The IPTV scenario in India is changing as a result of the advent of the network services provider. The demand for mobile-based IPTV services is expected to increase in the region.

[18]	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?
[19]	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?

We are actively looking to offer Cable and IPTV/ Broadband services to its existing cable customers in order to grow the suite of offerings to its customers. To that effect, we has obtained an Internet Service Provider License for the provision of such services. Offering the Broadband/Internet service along with the traditional cable services offering, is likely to enhance the Revenue Per User for the Company as well as increase Customer loyalty to the company. Over a period of time. We are likely to benefit from these trends in terms of increased revenue per customer and increased number of subscribers that are also broadband customers for us.

E. Critical Accounting Estimates

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the year ended March 31, 2022 and March 31, 2021.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 on Financial Instruments on page F-12 – F-13 for additional discussion on FVTPL and FVOCI.

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired

When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

Previous GAAP figures of subsidiaries have been reclassified/regrouped to confirm the presentation requirements under IFRS.

As such there are no material differences or impact due to transition from Indian GAAP to IFRS and hence restated summaries of equity and profit & loss not given for subsidiaries.

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of comprehensive income.

Share Warrant Liability

We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 - Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement.  Share warrants are accounted for as a derivative in accordance with IFRS 9 – Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative.  Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash.  We will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception dateand subsequently re-measured at each reporting period with change being recognised in the consolidated statements of profit or loss and other comprehensive income.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names and ages of the members of our board of directors and our executive officers and the positions held by each. Our board of directors elects our executive officers annually by vote of a majority of directors present at the meeting who voted. Each director’s term continues until his or her successor is elected or qualified at the next annual meeting, unless such director earlier resigns or is removed.

Name	Age	Positions and Offices
Dharmesh Pandya	53	Chief Executive Officer and Director
Shreyas Shah	39	Chief Financial Officer and Director
Jagjit Singh Kohli	61	Chief Executive of Lytus India and Director
Rajeev Kheror	58	Director
Robert M. Damante	69	Director
Dr. Sanjeiiv Geeta Chaudhry	61	Director

The following is information about the experience and attributes of the members of our board of directors and senior executive officers as of the date of this Annual Report. The experience and attributes of our directors discussed below provide the reasons that these individuals were selected for board membership, as well as why they continue to serve in such positions.

Dharmesh Pandya is the founder and CEO of Lytus. He is a Technology, Tax and Corporate lawyer with over 25 years’ experience. Mr. Pandya served as our director since our inception and was appointed as our Chief Executive Officer on April 1, 2020. He started his career with Big Four accounting firms in New York and helped build their International and Emerging Market Practices. From December 2012 to April 2015, he served as a partner at DLA Piper in Silicon Valley where he set up and advised several technology companies globally. From April 2015 to March 2020, Mr. Pandya served as CEO of Lituus Technologies Limited. He is a graduate of Harvard Law School.

Shreyas Shah became our Chief Financial Officer on April 1. 2020. He has more than 15 years of hands-on experience in Legal, Financial, Management, and Tax Consultancy, including Business Restructuring, Transaction Structuring, Business Valuation, Private Equity investment structuring, International Taxation and Transfer Pricing, etc. In the past, he has worked as Assistant Manager at KPMG India from October 2007 to March 2012, a research associate at IBFD Netherlands from April 2012 to January 2013, a partner at Ambalal Thakkar and Associates from May 2006 to December 31, 2018, and a proprietor at Shreyas N. Shah & Associates from April 1, 2013 to April 1, 2020. His expertise includes, inter-alia, to develop and implement an innovative, growth focused commercial strategy, focusing primarily on new product areas and emerging markets, while analyzing, managing and mitigating potential legal, tax and financial risks. Mr. Shah received his Advance LLM in International Tax Law from Leiden University in 2012.

Jagjit Singh Kohli became a director on April 1, 2020. He is a pioneer in Cable TV and broadcasting industry with several achievements to his credit. He was among the first to start Cable TV services in the country and is acknowledged as the most experienced and respected man in the Cable TV industry. He is an Engineer from SASMIRA Mumbai. From 2015 to March 31,2020, Mr. Kohli served as CEO at Digicable Network India Pvt Ltd, a cable television company based in Mumbai, India. Mr. Kohli served as a director of Lytus India from May 2008 to June 2019. He was then reappointed as a director of Lytus India on April 1, 2020.

Robert M. Damante has served on our board of directors since June 14, 2022. Mr. Damante is an experienced financial professional. He has been the Chief Financial Officer of two different Life Insurance Companies, and a senior executive in four others over the past 30 years. Recently retired, his most recent position was as EVP and CFO of Prosperity Life Group in New York. In that position he managed all financial activities of this multi-billion life insurance company. Prosperity was the acquirer of SBLI USA (previously Savings Bank Life Insurance Company of New York) where he had been the EVP and CFO for five years. Prior to that he was Senior Vice President of Finance for SBLI USA, where he oversaw the Planning, Financial, Treasury, Tax and Employee Benefit functions of this growing insurance company. Before joining SBLI USA he was SVP of Finance at GE Financial Assurance Company (Genworth) where he managed financial planning and reporting for the New York Life Insurance operations of GE’s New York companies. He had previously held positions of increasing responsibility at American Mayflower Life and Home Life Insurance Companies. He spent his early professional years as a staff accountant with Grant Thornton and its predecessors, where he received his CPA Certification in 1977. Mr. Damante received his Bachelor of Science in Accounting from Saint Francis College and MBA from Long Island University.

Rajeev Kheror has served on our board of directors since July 27, 2022. Mr Kheror is a digital, broadcasting and film business expert with thirty years of international media industry experience. He has built 17 digital and broadcasting platforms worldwide and led the custodianship for approximately 1.3, billion viewers. From 2019 to the present, Mr. Kheror has been self-employed. From 2017 to 2019, Mr. Kheror served as President—USA and Latin America at TV Asia USA Ltd. From 2012 to 2017, Mr. Kheror served as President—International Business at Zee Entertainment Enterprises Ltd. He is a presiding judge for global awards, advisor to international film festivals, a world cinema columnist and a media business strategy consultant. He is a member of the Television Academy of Arts & Sciences and a gold medalist from Asian Academy of Film & Television.

Dr. Sanjeiiv Geeta Chaudhry has served on our board of directors since June 14, 2022. Dr. Chaudhry is an accomplished healthcare consultant and strategic advisor with over four decades of global multi-industry experience. He was CEO and Managing Director of leading diagnostics and drug delivery innovations companies in Asia. Since June 2016, Dr. Chaudhry has been serving as a strategy consultant, providing advisory and consulting services to investors, bankers and corporates on M&A Opportunities, project strategy and new markets entry. From December 2006 to May 2016, he served as Managing Director of SRL Limited, one of the India’s largest healthcare diagnostic companies. Dr. Chaudhry received his PhD in International Business from Columbia University in 1988.

B. Compensation

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to the individuals who served as our principal executive officer or chief financial officer at any time during our fiscal years ended March 31, 2022 and March 31, 2021, and the next most highly compensated officer in our fiscal years ended March 31, 2022 and March 31, 2021. These individuals are referred to in this Annual Report as the “named executive officers.” For the years ended March 31, 2022 and March 31, 2021, we only had three executive officers.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Dharmesh Pandya	2022	—	—	—	—	—	—
Chief Executive Officer and Director	2021	—	—	—	—	—	—
Shreyas Shah	2022	—	—	—	—	—	—
Chief Financial Officer and Director	2021	—	—	—	—	—	—
Jagjit Singh Kohli	2022	—	—	—	—	—	—
Chief Executive Officer of Lytus India and Director	2021	—	—	—	—	—	—

Employment Contracts and Potential Payments Upon Termination or Change in Control

On April 1, 2020, we entered into employment agreements with Dharmesh Pandya, our Chief Executive Officer, pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of $450,000 payable in accordance with our ordinary payroll practices. Compensation for Mr. Pandya is payable upon confirmation by our independent compensation committee upon successful completion of listing on NASDAQ. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

On April 1, 2020, we entered into an employment agreement with Shreyas Shah pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of $280,000 payable in accordance with our company’s ordinary payroll practices. Compensation for Mr. Shah is payable upon confirmation by our independent compensation committee upon successful completion of listing on NASDAQ. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

On April 1, 2020, our subsidiary, Lytus India entered into an employment agreement with Jagjit Singh Kohli pursuant to which he agreed to serve as the Chief Executive Officer of Lytus India. The agreement provides for an annual base salary of $280,000 payable in accordance with our company’s ordinary payroll practices. Compensation for Mr. Jagjit Singh Kohli is payable upon confirmation by our independent compensation committee upon successful completion of listing on NASDAQ. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

Change of Control

The employment agreements between us and each of Dharmesh Pandya, Shreyas Shah and Jagjit Singh Kohli do not contain change of control provisions.

Equity Incentive Plans

None.

Outstanding Equity Awards at Fiscal Year-End

None.

Equity Compensation Plan Information

None.

DIRECTOR COMPENSATION

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of tour board of directors. Employee directors do not receive any compensation for their services

C. Board Practices

Composition of Board; Risk Oversight

Our board of directors presently consists of six directors and we are in the process of seeking one additional independent director. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board of directors. Our board of directors shall hold meetings on at least a quarterly basis.

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board of directors as he plays key roles in the risk oversight of our company. We believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board of directors has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board of directors determined that each of Mr. Damante, Mr. Kheror and Dr. Chaudhry are “independent” within the meaning of the NASDAQ rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfil their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers,

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable,

●	exercising the borrowing powers of the company and mortgaging the property of the company,

●	executing checks, promissory notes and other negotiable instruments on behalf of the company, and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Board Committees

We have established three committees of our board of directors: the Audit Committee, the Compensation Committee and the Nominating Committee.

Our Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board of directors regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board of directors retains the authority to interpret those plans). The Nominating Committee of the board of directors is responsible for the assessment of the performance of the board of directors, considering and making recommendations to the board of directors with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

Our Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm,

●	discussing with our independent registered public accounting firm the independence of its members from its management,

●	reviewing with our independent registered public accounting firm the scope and results of their audit,

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm,

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC,

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements,

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures,

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters, and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Mr. Damante, Mr. Kheror and Dr. Chaudhry. Our board of directors has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board of directors has determined that Mr. Damante qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

Our Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors,

●	reviewing key employee compensation goals, policies, plans and programs,

●	administering incentive and equity-based compensation,

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers, and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Mr. Damante, Mr. Kheror and Dr. Chaudhry. Our board of directors has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

Our Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships,

●	evaluating the independence of directors and director nominees,

●	reviewing and making recommendations regarding the structure and composition of our board of directors and the committees thereof,

●	developing and recommending to the board of directors corporate governance principles and practices;

●	reviewing and monitoring our company’s Code of Business Conduct and Ethics, and

●	overseeing the evaluation of our company’s management.

Our Nominating Committee consists of consists of Mr. Damante, Mr. Kheror and Dr. Chaudhry. Our board of directors has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Interested Transactions

A director may vote, attend a board meeting, or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board of directors or otherwise contained in the minutes of a meeting or a written resolution of the board of directors or any committee thereof that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees thereof or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

Our directors are not required to hold shares as a qualification to serve on our board of directors.

Limitation on Liability and Other Indemnification Matters

BVI law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Controlled Company

Our Chief Executive Officer, Dharmesh Pandya, beneficially owns approximately 77.1% of the aggregate voting power of our outstanding common shares. As a result, we may be deemed a “controlled company” within the meaning of the NASDAQ listing standards. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the NASDAQ listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Capital Market.”

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As an exempted British Virgin Islands company to be listed on the NASDAQ Capital Market, we are subject to the NASDAQ Stock Market corporate governance listing standards. However, the NASDAQ Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the NASDAQ Stock Market corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board of directors to be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions for non-management directors; and

●	have annual meetings and director elections.

Currently, we do not intend to rely on home country practice with respect to our corporate governance and we intend to fully comply with the NASDAQ Stock Market corporate governance listing standards. For example, we intend to have mandatory annual meetings and director elections.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Director Term Limits

Our board of directors has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals serving as directors as it does not believe that such a limit is in the best interests of our company. Our nominating and corporate governance committee will annually review the composition of our board of directors, including the age and tenure of individual directors. Our board of directors will strive to achieve a balance between the desirability of its members having a depth of relevant experience, on the one hand, and the need for renewal and new perspectives, on the other hand.

Risk Oversight

Our board of directors oversees the risk management activities designed and implemented by our management. Our board of directors executes its oversight responsibility for risk management both directly and through its committees. The full board of directors also considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our board of directors regularly receives detailed reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors has delegated to the audit committee oversight of our risk management process. Our other board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

D. Employees

The following table summarizes our staff by main category of activity at the end of our fiscal year ended March 31, 2022:

Main Activity	Number of Employees
Sales, marketing, and business development	2
Accounts and operations	3
Engineering, product, and design	2
General and administrative	1
Total	8

All of our employees are located in the United States and are predominantly full-time employees. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good. All employees are subject to contractual agreements that specify requirements on confidentiality and restrictions on working for competitors, as well as other standard matters.

E. Share Ownership

See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information relating to the beneficial ownership of our common shares as of March 31, 2022 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares,

●	each of our directors,

●	each of our named executive officers, and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to subscribe for within 60 days of March 31, 2022, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

The percentage ownership is based on 37,576,449 common shares outstanding at September 13, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is C/O Lytus Technologies Holdings PTV. LTD., 601 Everest Grande, A Wing Mahakali Caves Road, Andheri (East), Mumbai, India, 400 093.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	%
Dharmesh Pandya(1)	28,483,678	75.80
Shreyas Shah	307,691	*
Jagjit Singh Kohli	3,076,923	8.19
Robert M. Damante	15,308	*
Rajeev Kheror	19,230	*
Dr. Sanjeiiv Geeta Chaudhry	-	-
All officers and directors as a group	31,902,830	84.90

5% or greater beneficial owners
Lytus Trust(2)	2,262,471	6.02

*	Less than 1%

(1)	Includes 2,262,471 shares held by Lytus Trust. Mr. Dharmesh Pandya may be deemed to be the beneficial owner of these shares.

(2)	Dharmesh Pandya, Manager of Lytus Trust, has discretionary authority to vote and dispose of the shares held by Lytus Trust and may be deemed to be the beneficial owner of these shares. The address of Lytus Trust is 5011 Gate Parkway, Building 100, Suite 100, Jacksonville FL 32256.

As of September 13, 2022, there were 37,576,449 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a common share or common shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a common share or common shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our common shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

A “related party transaction” is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiaries were or are a party, or in which we or our subsidiaries were or are a participant, in which the amount involved exceeded or exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any related party had or will have a direct or indirect material interest. A “related party” includes:

●	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

●	any person who beneficially owns more than 5% of our common share;

●	any immediate family member of any of the foregoing; or

●	any entity in which any of the foregoing is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Except as discussed below, as of March 31, 2022, we are not aware of any related party transactions.

Deconsolidation of DDC

Due to non-cooperation of the management of one subsidiary, namely, DDC, our directors had been unable to obtain and gain access to the books and records and assets of DDC and resolved that we no longer had the controlling power to govern the financial and operating policies of DDC so as to benefit from their activities, and accordingly the control over DDC was deemed to have lost since August 1, 2022. The effective date of the deconsolidation is deemed to be April 1, 2021, in light of two or more arrangements that are accounted for as a single transaction.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18. - “Financial Statements.”

A.7 Legal Proceedings

As of the date hereof, we are not a party to any material legal or administrative proceedings. There are no proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

A.8 Dividend Policy

The holders of our common shares are entitled to dividends out of funds legally available when and as declared by our Board of Directors subject to the BVI Act. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating company may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

B. Significant Changes

We have not experienced any significant changes since the date of our Annual Financial Statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Our common shares are presently quoted on The Nasdaq Capital Market, or Nasdaq, under the symbol “LYT.”

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated as a BVI business company under the BVI Business Companies Act, 2004 as amended, in the BVI on March 16, 2020, under the name “Lytus Technologies Holdings PTV. Ltd.” We were originally authorized to issue up to 50,000 common shares of $1.00 par value each and on March 17, 2020, our board of directors passed a resolution to change the originally authorized shares from 50,000 common shares to 30,000 common shares, of $0.10 par value each. Effective May 15, 2020, we amended our Memorandum of Association to increase the number of our authorized shares to 230,000,000, with a par value of $0.01 per share. The following are summaries of the material provisions of our Memorandum and Articles of Association; a copy of these documents are filed as exhibits to this Annual Report.

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates evidencing the common shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their common shares. As of September 13, 2022, there were 37,576,449 common shares issued and outstanding.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share that such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the BVI do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the BVI, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time and place at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting common shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the common shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of securities entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board of directors is not present, then the shareholders present shall choose to chair the meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either BVI law or our Memorandum and Articles of Association.

Transfer of common shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements entered into in connection with our initial public offering and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless: (a) the person transferring the common shares has failed to pay any amount due in respect of any of those common shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may, on the terms established at the time of the issuance of such common shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued common shares have been fully paid in accordance with the terms of its issuance and subscription, our board of directors does not have the right to make calls on such fully paid common shares and such fully paid common shares shall not be subject to forfeiture.

Redemption of common shares

Subject to the provisions of the BVI Act, we may issue common shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, NASDAQ, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

If at any time, the company is authorized to issue more than one class of common shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

Changes in the number of common shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

●	amend our Memorandum of Association to increase or decrease the maximum number of common shares we are authorized to issue,

●	subject to our Memorandum of Association, subdivide our authorized and issued common shares into a larger number of common shares then our existing number of common shares, and

●	subject to our Memorandum of Association, consolidate our authorized and issued shares into a smaller number of common shares.

Inspection of books and records

Under BVI Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors and (iv)minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our common shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our Memorandum and Articles of Association authorizes our board of directors to issue additional common shares from authorized but unissued common shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Part IX 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board of directors prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares, pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days following the date of shareholders’ approval. These shareholders then have 20 days from the date of the notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without considering any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his common shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, considering without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. BVI law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting common shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board of Directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. The BVI law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by written resolution passed by at least 50 % of the votes of the shareholders of the company. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s Board of Directors. BVI law has no comparable statute and our Memorandum and Articles of Association do not expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

C. Material Contracts

Deconsolidation of DDC

Due to non-cooperation of the management of DDC, our directors were unable to obtain and gain access to DDC’s books and records and assets and resolved that we no longer had the controlling power to govern the financial and operating policies of DDC so as to benefit from their activities, and accordingly our control over DDC was deemed lost since August 1, 2022. The effective date of the deconsolidation is deemed to be April 1, 2021, in light of two or more arrangements that are accounted for as a single transaction.

GPL Agreements

On July 1, 2021, we entered into a subscription agreement (the “Subscription Agreement”) with an institutional investor (the “Investor”), pursuant to which it sold to the Investor 100 units (each, a “Bridge Unit” and collectively, the “Bridge Units”) at a price of $8,800 per Bridge Unit, with each Bridge Unit consisting of (i) a six-month, 7% Senior Secured Promissory Note in the principal amount of $10,000, reflecting an original issue discount of 12% (a “Note” and collectively the “Notes”), and (ii) one half of a three-year warrant (each, a “Bridge Warrant” and collectively, the “Bridge Warrants”) to purchase 10,000 of our common shares (the transaction, the “Bridge Financing”). The principal and accrued interest of the Notes will be due and payable on the date that is the earlier of (i) six months anniversary of the Notes, or (ii) the closing of a firm commitment underwritten public offering that results in our common shares being traded on a U.S. national securities exchange (a “Qualified IPO”). On July 1, 2021, we and the Investor also entered into a pledge agreement (the “Pledge Agreement”), pursuant to which we pledged and granted to the Investor a security interest in 75% of its equity interest in GHSI and all related Future Rights, and the Proceeds thereof, as such terms are defined in the Pledge Agreement. In addition, the Investor and GHSI entered into a Guaranty and Suretyship Agreement, pursuant to which GHSI jointly and severally guaranteed the payment of the Notes.

The Bridge Warrants issued in the Bridge Financing are exercisable six months after the Qualified IPO and allow the Investor to purchase up to 500,000 of our common shares (the “Bridge Warrant Shares”) at a price equal to (i) the lesser of 110% of the of the price of the Qualified IPO and the lowest daily volume weighted average price during the ten trading days prior to exercise of the Bridge Warrant, if six months have elapsed since a Qualified IPO has occurred, or (ii) 110% of the price of the Qualified IPO if six months have not elapsed since a Qualified IPO; or (iii) $10.00 if a Qualified IPO has not occurred. The holder of the Bridge Warrants also has rights to acquire securities that we issue which the Holder would have acquired if the Holder had held the number of Bridge Warrant Shares acquirable upon complete exercise of the Bridge Warrant immediately before the date on which a record is taken for the issuances. The Bridge Warrants Sharers shall be registered by us on a resale registration statement on Form F-1 following the Qualified IPO.

The Bridge Financing closed on July 15, 2021, and we received gross proceeds of $880,000. We issued the Bridge Units in reliance upon the exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act.

On February 3, 2022, we and the Investor entered into a maturity date extension agreement, pursuant to which the maturity date of the Notes was extended to the earlier of June 1, 2022 or a Qualified IPO (the “Extension”). As cure for its maturity date default and in consideration for the extension of the maturity date of the Notes, we agreed to issue to the Investor $250,000 worth of our common shares or the equivalents at a per share price equal to the offering price in the Qualified IPO immediately prior to the closing of such Qualified IPO. On the same date, we and the Investor also entered into a registration rights agreement, pursuant to which we agreed to file a registration statement with the SEC to register the registrable securities under the Bridge Financing and the Extension within 90 days from the date of the Qualified IPO.

On June 6, 2022, we and the Investor entered into a second maturity date extension agreement, pursuant to which the parties extended the maturity date of the Notes to the earlier of June 17, 2022 or the consummation of a Qualified IPO and, as cure for its maturity date default and in consideration for the second extension of the maturity date of the Notes, agreed that we will (i) pay to the Investor the $250,000 owed under the Extension in cash instead of common shares and (ii) pay to the Investor an additional $100,000 in cash.

D. Exchange Controls

Ownership and Exchange Controls

Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973 and the notifications issued by the RBI thereunder.

With effect from June 1, 2000, foreign investment in Indian securities is regulated by FEMA, and the rules, regulations and notifications made under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only under the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

The RBI issued the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (the “FEMA Rules”) to regulate the issue of Indian securities, including ADSs, to persons resident outside India and the transfer of Indian securities by or to persons resident outside India. The FEMA Rules provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, introduced FEMA, which along with the rules, regulations and notifications issued thereunder, regulates all foreign direct investment in India. Foreign direct investment (“FDI”) means investment by way of subscription and/or purchase of securities of an Indian company by a non-resident investor. Regulatory approval is required for investment in some sectors, including housing, defense and strategic industries. Also, the following investments would require prior regulatory permission:

●	Foreign investments, including a transfer of shares, in excess of foreign investment limits;

●	Investments by an unincorporated entity;

●	Investment in industries for which industrial licensing is compulsory; and

●	All proposals relating to transfer of control and/or ownership pursuant to amalgamation, merger or acquisition of an Indian company currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity, the activities of which company are not under the “automatic” route under existing Indian foreign investment policy.

Subject to certain exceptions, FDI and investment by non-resident Indians in Indian companies do not require the prior approval of the Government of India (acting through the concerned ministries or departments, in consultation with the DIPP, Ministry of Commerce and Industry) or the RBI. The Government of India has indicated that in all cases where FDI is allowed under the automatic route pursuant to the FDI policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In both cases, the prescribed applicable standards with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

Pricing

Under the requirements of the Consolidated FDI Policy of 2017 (the “FDI Policy”), which came into effect on August 28, 2017, the price of shares of a listed Indian company issued to non-residents on an automatic basis cannot be less than the price worked out in accordance with the guidelines issued by the SEBI for the preferential allotment of shares where the shares of such company are listed.

Every Indian company issuing shares or convertible debentures in accordance with the Foreign Exchange Regulations is required to submit a report to the RBI within 30 days of receipt of the consideration.

The above description applies only to a primary issue of shares or convertible debentures by an Indian company.

Portfolio Investment by Foreign Portfolio Investors

The SEBI (Foreign Portfolio Investors) Regulations, 2019 (the “2019 FPI Regulations”) have replaced the SEBI (Foreign Portfolio Investors) Regulations, 2014 (the “2014 FPI Regulations”) and the regime for investments by qualified institutional investors.

The FPI Regulations came into effect on September 23, 2019. Unlike the 2014 FPI Regulations, under the 2019 FPI Regulations, there are only two categories of FPIs, i.e., Category I and Category II FPI. All existing Category I FPIs are deemed to have been registered as Category I FPIs under the 2019 FPI Regulations. All existing Category III FPIs are deemed to have been registered as Category II FPIs under the 2019 FPI Regulations. All existing Category II FPIs are deemed to have been registered either as Category I FPI or Category II FPI under the 2019 FPI Regulations, depending on the eligibility criteria met by such FPIs under the 2019 FPI Regulations. There are no deemed re-categorization for existing Category III FPI registration to Category I FPI under the 2019 FPI Regulations.

FPIs who are registered with the SEBI are required to comply with the provisions of the 2019 FPI Regulations. As per the FEMA Rules, the total holding of each FPI (or an investor group) shall be below 10% of the total paid up equity capital on a fully diluted basis or less than 10% of the paid up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holding of all FPIs put together (i.e., aggregate limit) shall not exceed 24% of the paid up equity capital on a fully diluted basis or paid up value of each series of debentures or preference shares or share warrants. The FPIs investing in breach of the prescribed limit of 10% shall have the option of divesting their holdings within five trading days from the date of settlement of the trades causing the breach. In case the FPI chooses not to divest, then the entire investment in the company by such FPI and its investor group shall be considered as investment under FDI and the FPI and its investor group shall not make further portfolio investment in the company concerned. The aggregate investment limit of 24% mentioned above could also be increased to the sectoral cap or statutory ceiling, as applicable, by the Indian company concerned through a resolution by its board of directors followed by a special resolution to that effect by its shareholders.

With effect from April 1, 2020, the aggregate limit for investment by FPIs is the sectoral caps applicable to the Indian company as set out under the FDI route. Prior to March 31, 2020, companies were provided the option of setting a lower aggregate limit of 24% or 49% or 74% as deemed fit, instead of the sectoral caps, with the approval of its board of directors and shareholders (through a special resolution). If a company has decreased its aggregate limit to 24% or 49% or 74%, it may subsequently increase such aggregate limit to 49% or 74% or the sectoral cap or statutory ceiling, respectively as deemed fit, with the approval of its board of directors and shareholders (through a special resolution). Once the aggregate limit has been increased to a higher threshold, the Indian company cannot reduce the same to a lower threshold.

Portfolio investment, up to aggregate foreign investment level of 49% or sectoral or statutory cap, whichever is lower, will not be subject to either governmental approval or compliance of sectoral conditions, as the case may be, if such investment does not result in transfer of ownership and control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India and other investments by a person resident outside India shall be subject to the conditions of Government approval and compliance of sectoral conditions as laid down in the FEMA Rules.

Pursuant to resolutions of the Board and special resolutions passed by the shareholders of the Company, the FII and FPI limits have been increased to 35% of the paid-up capital of Ordinary Shares and 75% of the paid-up capital of ‘A’ Ordinary Shares.

The FEMA Rules provide that an FPI may purchase equity instruments of a listed Indian company on a recognized stock exchange in India through public offer or private placement, subject to the individual and aggregate limits and the conditions specified.

Further, under the 2019 FPI Regulations, an FPI may sell securities so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of securities by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 2018. An FPI may also acquire securities (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the central government or any state government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the SEBI (ICDR) Regulations, 2018.

Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of Regulation 21 of the SEBI FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (as defined under the 2019 FPI Regulations as any instrument, by whatever name called, which is issued overseas by an FPI against securities held by it that are listed or proposed to be listed on any recognized stock exchange in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons registered as Category I FPI under the 2019 FPI Regulations; (ii) such offshore derivative instruments are issued only to persons who are eligible for registration as Category I FPIs (where an entity has an investment manager who is from the Financial Action Task Force member country, the investment manager shall not be required to be registered as a Category I FPI); (iii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms; and (iii) compliance with other conditions as may be prescribed by SEBI.

An FPI issuing offshore derivative instruments is also required to ensure that any transfer of offshore derivative instruments issued by or on its behalf, is carried out subject to, amongst others, the following conditions:

(a) such offshore derivative instruments are transferred only to persons in accordance with the 2019 FPI Regulations; and

(b) prior consent of the FPI is obtained for such transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre – approved by the FPI.

Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if an FPI, non-resident Indian or overseas corporate body were to withdraw its equity shares from an ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.

Registered FPIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961 (the “Income Tax Act”).

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to non-resident Indians. These methods allow non-resident Indians to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to portfolio investments in Indian companies, non-resident Indians may also make foreign direct investments in Indian companies pursuant to the FDI.

Transfer of Shares and Convertible Debentures of an Indian Company by a Person Resident Outside India

The Government of India has granted general permission to persons residing outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares to his name.

Moreover, the transfer of shares between an Indian resident and a non-resident (other than a non-resident Indian (“NRI”)) does not require the prior approval of the Government of India or RBI, provided that (i) the activities of the investee company are under the automatic route pursuant to the FDI Policy, and the transfer is not subject to regulations under the Takeover Code, (ii) the non-resident shareholding complies with sector limits under the FDI Policy and (iii) the pricing is in accordance with the guidelines prescribed by the SEBI and RBI.

Indirect Foreign Investment

The FDI Policy, among other things, prescribes the guidelines for (i) the calculation of total indirect foreign investment in Indian companies, (ii) transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident entities and (iii) guidelines on downstream investments by Indian companies. Pursuant to the Consolidated FDI Policy, for the purposes of computation of indirect foreign investment in an Indian company, foreign investments in its parent company, by FPI (holding as of March 31 of the relevant year), NRIs, ADSs, global depository shares, foreign currency convertible bonds, FDI, convertible preference shares and convertible currency debentures are required to be taken together. The FDI Policy is reissued annually.

Material United States Federal Income Tax Considerations for U.S. Holders

TAX MATTERS

E. Taxation

The following sets forth the material BVI, Indian and U.S. federal income tax matters related to an investment in our common shares. It is based on laws and relevant interpretations thereof in effect as of March 31, 2022, all of which are subject to change. This description does not address all possible tax consequences relating to an investment in our common shares.

WE URGE POTENTIAL PURCHASERS OF OUR COMMON SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Indian Taxation

The discussion of Indian income tax below is based on the Income Tax Act, 1961 (the “Tax Act”). The profits are taxable at the corporate level and any dividend distribution is taxable at the shareholder level. Further, the arrangement or transactions entered into is subject to the provisions of General Anti-Avoidance Regulation and Specific Anti-Avoidance Regulations, wherever applicable.

There is no specific participation exemption.

Taxable income

Resident companies are subject to income tax on their worldwide income, including capital gains. A non-resident entity can be regarded as a foreign resident company when the place of effective management (“POEM”) is situated in India. The Finance Minister has issued guidelines on the POEM and the tax implications if the POEM is situated in India.

The corporate tax rate is determined under the Tax Act as under:

Corporate Tax Information

Tax rate

30% general corporate tax rate

25% if turnover is less than INR 4 billion in FY2018/19

22% for domestic company, without special deductions and 0% MAT

15% for domestic manufacture/research company, without special deductions

10% if patent is developed and registered in India

15% Minimum Alternate Tax (MAT) for domestic companies

Surtaxes

0% surcharge (SC) where total income does not exceed INR 10 million

7% SC where total income exceeds INR 10 million but is less than INR 100 million

12% SC where total income exceeds INR 100 million

4% health and education cess (HEC) in all cases

Corporate income is divided into the following heads:

●	income from house property;

●	income from a business or profession;

●	capital gains; and

●	income from other sources, e.g. dividends and other passive income.

The heads of income are mutually exclusive; income that is specifically chargeable under one head may not be charged under another head. For filing the income tax return, a taxpayer must quote the Aadhar number (unique identification number) and permanent account number (tax registration number), unless specifically excluded (such as non-residents and other taxpayers not required to file a tax return).

The new section 115BAA has been added to the Income Tax Act,1961 to give the benefit of a reduced corporate tax rate for domestic companies in India. Section 115BAA states that domestic companies have the option to pay tax at a rate of 22% plus sc of 10% and cess of 4%. The Effective Tax rate being 25.17% from the FY 2019-20 (AY 2020-21) onwards if such domestic companies adhere to certain conditions specified. We are not required to pay tax under MAT if we opt for Section 115BAA.

Different deductibility rules apply to each head of income. The net results of each category are aggregated to obtain total income. Certain allowances (such as for losses and donations) are deducted from total income to derive the taxable total income, to which the tax rates in force are applied.

A dividend is then taxable in the hands of the applicable shareholder. The company distributing the dividend will have to deduct withholding tax on such dividend at a 20% rate, plus applicable surcharge and health cess. The Tax Act incentivizes business transactions undertaken through normal banking channels (other than cash) and prohibits cash receipts (income or not) exceeding INR 200,000 in the aggregate (i) from a person in a day, (ii) in respect of a single transaction, or (iii) in respect of transactions relating to one event or occasion from a person.

Under section 115-O of the Indian Income Tax Act, 1961, distributions of dividends paid by Indian company through March 31, 2020, are subject to a dividend distribution tax (DDT) at an effective rate of 20.56% (inclusive of the applicable surcharge of 12% and health and education cess of 4%). Repatriation of a dividend will not require Reserve Bank of India approval, subject to compliance and certain other conditions being met per the Indian Income Tax Act, 1961. The said provisions of Section 115-O shall not be applicable if the dividend is distributed on or after April 1, 2020. From April 1, 2020, the dividend distributed would now be taxable in the hands of the investors, the domestic companies shall not be liable to pay DDT.

Deductible expenses

In general, an expenditure must satisfy the following criteria in order to be deductible:

●	it must be of a revenue nature rather than of a capital nature;

●	it must be laid out or spent “wholly and exclusively” for purposes of the taxpayer’s business;

●	it must be laid out and spent during the relevant previous year;

●	it must not be incurred in respect of private expenses of the taxpayer;

●	it must not be specifically disallowed or restricted by the tax legislation, or covered by provisions relating to specifically permitted deductions; and

●	it must not be incurred for a purpose that is an offence or is prohibited by law.

The tax legislation also provides for specific deductions in respect of specified types of businesses.

Interest and royalties are generally deductible unless specifically disallowed. Dividends are not deductible expenses. The Tax Act restricts the deductibility of interest to 30% of EBITDA payable by the payer to a non-resident associated enterprise of more than Rs.10 million (approximately $132,000). The payer includes an Indian company and a permanent establishment of a non-resident company. Unabsorbed interest (as restricted pursuant to the above limitation) would be eligible to be carried-forward to the subsequent 8 years for set-off subject to an overall limit of 30% EBITDA. This provision is not applicable to banking and insurance businesses.

Capital gains

Broadly, gains from the disposal of capital assets are subject to tax. The tax treatment depends on the type of asset and the period for which the asset was held. A gain is classified as a long-term capital gain if the underlying asset was held for more than 3 years (more than 1 year, for listed shares as well as for certain units and bonds). The cost of assets resulting in long-term capital gains is indexed (increased) in accordance with the official inflation index. However, the Tax Act reduces the period of holding of unlisted shares and land/building from 36 months to 24 months for the purpose of determining a long-term capital asset.

The Tax Act clarifies that, for conversion of preference shares to equity shares, the period of holding of the said equity shares would include the period of holding as preference shares and the cost of acquisition of the said equity shares would be the cost of the preference shares.

Some long-term capital gains are exempt if reinvested in specified assets. A special regime may apply to assets acquired before specific dates.

The tax rate applicable to long-term capital gains derived by domestic companies from the disposal of assets (except for listed securities) is 20% with cost indexation benefit and for listed shares (above Rs.100,000) is 10% without cost indexation benefit.

Short-term capital gains derived by domestic companies from the disposal of assets (other than securities) are taxed at the normal income tax rate of 30% and 15% in case of listed shares.

ITA provides for taxation of gifts in the hands of the recipient if any asset is transferred for inadequate or nil consideration, subject to specified exceptions.

Withholding taxes

Some withholding tax rates are set by the annual Finance Acts, while other rates which apply to specific types of income are set out in the tax legislation.

The surcharge and education cess apply to the withheld taxes described below.

Dividends

On distribution, a dividend is subject to withholding tax at 10% if the payment is to a resident and 20%, if the payment is to a non-resident, unless the benefit of a tax treaty is available to that non-resident.

Buy back distribution tax

Where a shareholder or holder of specified securities in a company receives consideration from the company in respect of a purchase by the company of its own shares or other specified securities held by that person, the difference between the acquisition cost and the consideration received is deemed to be a capital gain of that person in the income year in which the shares are purchased by the company and taxable at 20% tax rate. The shareholders are not exempt from tax.

BVI Taxation

The company and all distributions, interest and other amounts paid by the company in respect of the common shares of the company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any common shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the common shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its shareholders.

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares as of the date hereof. This discussion applies only to U.S. Holders (as defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States,

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The following does not represent a detailed description of the U.S. federal income tax consequences applicable to any particular investor or to persons subject to special tax treatment under the U.S. federal income tax laws, such as:

●	banks,

●	financial institutions,

●	insurance companies,

●	regulated investment companies,

●	real estate investment trusts,

●	broker-dealers,

●	traders that elect to mark to market,

●	U.S. expatriates,

●	tax-exempt entities,

●	persons liable for alternative minimum tax,

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction or constructive sale,

●	persons that actually or constructively own 10% or more of our stock by vote or value,

●	persons required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an “applicable financial statement” (as defined by the Code),

●	persons who acquired our common shares pursuant to the exercise of any employee common share option or otherwise as consideration for services, or

●	persons holding our common shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners of a partnership holding common shares should consult their tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to a prospective purchaser in light of his, her or its particular circumstances and does not address the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes, or the effects of any state, local or non-U.S. tax laws. Prospective purchasers are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date actually or constructively received by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if the dividends are paid on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the common shares (which we will apply to list on the NASDAQ Capital Market) will be readily tradable on an established securities market in the United States once they are so listed. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

In addition, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under “— Passive Foreign Investment Company” below, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

A U.S. Holder may be subject to withholding taxes on dividends paid on our common shares. Subject to certain conditions and limitations (including a minimum holding period requirement), any withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Dispositions of Common Shares

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the amount realized (in U.S. dollars) for the common shares and your tax basis (in U.S. dollars) in the common shares. Subject to the passive foreign investment company rules discussed below, such gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value of our assets (based on an average of the quarterly values of our assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The determination of whether we are a PFIC is made annually after the close of each taxable year. As a result, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. In particular, because we have valued our goodwill based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold common shares, you will generally continue to be subject to the special rules described below for all succeeding years during which you hold common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you may avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your common shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to such years cannot be offset by any net operating losses for such years, and gains realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the special tax rules discussed above. If you make an effective mark-to-market election for the common shares, for each taxable year that we are a PFIC you will include in income an amount equal to the excess, if any, of the fair market value of the common shares as of the close of the taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of your adjusted basis in the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of the net amount previously included in income as a result of the mark-to-market election. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net amount of previously included income as a result of the mark-to-market election. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), which includes the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC. However, there can be no assurance that the common shares will be traded in sufficient volumes to be considered “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on a qualified exchange or other market, or the Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to avoid the special tax rules discussed above. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If we are a PFIC for any taxable year during which you hold common shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If you hold common shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or other disposition of our common shares that are paid to you within the United States (and in certain cases, outside the United States) will be subject to information reporting to the U.S. Internal Revenue Service, unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend or interest income.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants, including Lytus Technologies Holdings PTV. Ltd., that file electronically with the SEC. The SEC’s Internet website address is www.sec.gov.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Section 16 short-swing profit reporting for our directors, officers and holders of more than 10% of our voting securities.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. - D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

In June 2022, we completed a registered public offering of 2,609,474 common shares; and 391,421 common shares connection with the underwriter’s full exercise of the over-allotment option. The gross proceeds to us from the offering were approximately $14,254,250, before deducting the underwriting discounts and commissions of approximately 8% (including a non-accountable expense allowance payable to the representative of the underwriters, in the amount of 1% of the gross proceeds received in the offering) and offering expenses of approximately $600,000 payable by us. The net proceeds to us were approximately $11.3 million. The proceeds from the over-allotment exercise that closed on June 20, 2022 were approximately $1.7 million.

			Used	Unspent
		US$	US$	US$
Sr. No.	Particulars	In Million	In Million	In Million
1	Gross Proceeds from issue of shares	14.25

2	Used of net proceeds
	Acquisition of customers	4.00	1.50	2.50
	General corporate purposes	3.95	3.86	0.09
	Development of assets	2.00	1.52	0.48
	Repayment of the outstanding principal and interest on the 7% Senior Secured Promissory Note	1.45	1.45	-
	Share issue expenses mainly underwriter commission, counsel fees and auditor fees.	2.85	1.95	0.90
	Total	14.25	10.28	3.97

Spartan Capital Securities, LLC and Pacific Century Securities, LLC acted as the underwriters for the offering.

No payments for such expenses were made directly or indirectly to (i) any of our officers, members of our board of directors, or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

There has been no material change in our planned use of the net proceeds from the public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act with the SEC on June 16, 2022.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Upon completion of its initial public offering, we, under the close supervision and participation of our management, carried out an extensive review of the material weakness in internal controls over financial reporting described below. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were not effective for the period ending March 31, 2022 to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (“GAAP”). Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of ourmanagement and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Annual Report on Internal Control Over Financial Reporting

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2022, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management has determined that our internal control over financial reporting as of March 31, 2022, was not effective due to material weaknesses in internal controls over financial reporting in below specified areas.

Material Weaknesses in Internal Control Over Financial Reporting

A material weakness in internal controls over financial reporting is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The review, testing and evaluation of key internal controls over financial reporting completed by us resulted in our principal executive officer and principal financial officer concluding that as of March 31, 2022, material weaknesses existed in our internal controls over financial reporting. Specially, in connection with our:

a)	Entity-level controls - Controls are not in place with respect to the two out of the five components of entity-level controls: Monitoring, and Control Activities;

b)	Information technology general controls and segregation of duties - Lack of proper segregation of duties related to journal entries. The accounting software does not require approval before a journal entry is posted to the general ledger. Thus, an unapproved journal entry can be easily input into the system without the knowledge of senior management;

c)	Accounting for significant transactions – We have a series of significant transactions during the year such as issuance of warrant and promissory note; penalty on extension of promissory note; revenue recognition for telemedicine services under ASC 606. These transactions were not initially accounted appropriately and timely during the year. However, subsequent to the year end, appropriate accounting was done for these transactions in the financial statements.

d)	Control of subsidiaries and related documentation – We have was unable to continuously assess control under IFRS10 for DDC and identified about the same in August 2022. Further, for our Global Health Services subsidiary, we did not maintain adequate documentation and relied on the information and contracts received from the subsidiary for the purposes of consolidation.

We have continued to address the material weaknesses described above through the following actions:

a)	Engaging third-party consultants with appropriate expertise to assist the finance and accounting department on an interim basis until key roles are filled;

b)	Assessing finance and accounting resources to identify the areas and functions that lack sufficient personnel and recruiting for experienced personnel to assume these roles;

c)	Further centralization of key accounting processes to enable greater segregation of duties; and

d)	Designing and implementing additional compensating controls where necessary.

While we are working diligently to remediate these material weaknesses, there is no assurance that these material weaknesses will be fully remediated by March 31, 2023.

B. – C.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control Over Financial Reporting

None.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of three of our directors, Robert M. Damante, Rajeev Kheror and Dr. Sanjeiiv Geeta Chaudhry, each of whom meets the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and Nasdaq listing rules. Mr. Damante serves as chairman of our audit committee. Our board of directors has determined that Mr. Damante qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K under the Securities Act. The written charter for our audit committee is available on our corporate website at www.lytuscorp.com. The information on our website is not part of this Annual Report.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website at www.lytuscorp.com by clicking on “Investors.” If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website at the above address within four business days of such amendment or waiver. The information on our website is not part of this Annual Report.

Our board of directors, management and all employees of our company are committed to implementing and adhering to the Code of Ethics. Therefore, it is up to each individual to comply with the Code of Ethics and to be in compliance of the Code of Ethics. If an individual is concerned that there has been a violation of the Code of Ethics, he or she will be able to report in good faith to his or her superior. While a record of such reports will be kept confidential by our company for the purposes of investigation, the report may be made anonymously and no individual making such a report will be subject to any form of retribution.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by Paris, Kreit & Chiu CPA LLP (formerly Benjamin & Ko) for certain services rendered to our company during the fiscal years ended March 31, 2022 and March 31, 2021, respectively.

	Year ended	Year ended
Paris, Kreit & Chiu CPA LLP (formerly Benjamin & Ko)	March 31, 2022	March 31, 2021
Audit fees(1)	$150,000	$149,430
Audit-related fees(2)	-	100,010
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$150,000	$249,440

(1)	“Audit fees” means the aggregate fees billed or billable for each of the fiscal years for professional services rendered for the audit of our annual financial statements and review of our interim financial statements until the date of filing.

(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit (including services related to the initial public offering) and not included in audit services.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by Paris, Kreit & Chiu CPA LLP (formerly Benjamin & Ko) listed above have been pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The listing rules of the Nasdaq (the “Nasdaq Marketplace Rules”), include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the Nasdaq Marketplace Rules that we do not follow.

Currently, we do not intend to rely on home country practice with respect to our corporate governance and we intend to fully comply with the NASDAQ Stock Market corporate governance listing standards . However, we may decide to rely on certain home country practices in the future.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. - “Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of and for the Years Ended March 31, 2022 and March 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Lytus Technologies Holdings PTV. Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Lytus Technologies Holdings PTV. Ltd. and its subsidiaries (the “Company”) as of March 31, 2022, and 2021, the related consolidated statement of profit or loss and other comprehensive income, changes in equity and cash flows, for the years ended March 31, 2022 and March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022, and 2021, and the consolidated results of its operations and its cash flows for the years ended March 31, 2022 and March 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has negative working capital, significant balances due within 12 months, and has been impacted by the COVID-19 crisis during the year. As such there is substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Paris, Kreit & Chiu CPA LLP

New York, NY

September 27, 2022

We have served as the Company’s auditor since 2021.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs OF FINANCIAL POSITION

	Note No.	As of March 31, 2022	As of March 31, 2021
		(US$)	(US$)
ASSETS
Current assets
Cash and cash equivalents		$8,758	$26,142
Other financial assets		330	59,801
Trade receivables	6	-	395,585
Other receivables	7	50,939,090	35,572,982
Other current assets	8	328,024	265,311
Total current assets		51,276,202	36,319,821
Non-current assets
Property and equipment, net	9	-	940,231
Capital work-in-process		-	25,001
Intangible assets and goodwill, net	10	35,259,504	47,472,204
Intangible assets under development		166,587	-
Other non-current assets		-	8,197
Deferred tax assets	5	126,624	447,787
Total non-current assets		35,552,715	48,893,420
Total assets		$86,828,917	$85,213,241
LIABILITIES AND EQUITY
Current Liabilities
Borrowings	11	$1,038,155	$1,456,131
Trade payables	12	941,162	876,154
Other financial liabilities	13	1,510,240	565,028
Security deposits payable		-	36,089
Other current liabilities	14	7,998,305	5,629,150
Customers acquisition payable	15	29,146,665	30,223,965
Current tax liability	5	3,305,308	2,313,098
Total current liabilities		43,939,835	41,099,615
Non-current liabilities
Customer acquisition payable, net of current portion	15	29,146,665	30,223,965
Deferred tax liability	5	1,533,643	2,137,066
Total non-current liabilities		30,680,308	32,361,031
Total liabilities		74,620,143	73,460,646
Commitments and contingencies	16	730,000	1,959,450
EQUITY
Equity share capital	17	341,541	341,541
Other equity	17	11,865,325	11,489,029
Equity attributable to equity holders of the Company		12,206,866	11,830,570
Non-controlling interest	17 & 24	1,908	(77,975)
Total equity		12,208,774	11,752,595
Total liabilities and equity		$86,828,917	$85,213,241

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

	Note No.	For the year ended March 31, 2022	For the year ended March 31, 2021
		(US$)	(US$)

Revenues:
Revenue from contracts with customer	3	$50,630	$1,900,987
Other income	3A	16,305,533	14,648,473
Total income		16,356,163	16,549,460

Expenses:
Costs of revenue		17,722	9,24,934
Amortization of intangible assets	10	11,894,518	11,931,668
Depreciation	9	—	240,164
Legal and professional expenses	4	832,319	392,954
Staffing expenses	4	310,894	446,022
Other operating expenses	4	2,036,314	584,734
Total expenses		15,091,767	14,520,476

Finance Income		—	8,524
Finance Cost		1,087,485	270,000
Profit before income tax		176,911	1,767,508
Income tax expense	5	579,946	616,893
(Loss)/profit for the year		$(403,035)	$1,150,615
(Loss)/profit attributable to:
Controlling interest		$(390,067)	$1,174,970
Non-controlling interest		(12,968)	(24,355)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange difference on foreign currency translation of subsidiaries, net of tax		753,427	(754,959)
Total comprehensive income for the year		$350,392	$395,656
Total comprehensive income attributable to:
Controlling interest		$363,360	$432,446
Non-controlling interest		$(12,968)	$(36,790)

Basic and diluted earnings per share
Basic (loss)/earning per share of common share	18	$(0.01)	$0.05
Basic weighted average number of shares outstanding		34,154,062	24,306,527
Diluted (loss)/earning per share of common share	18	$(0.01)	$0.05
Diluted weighted average number of shares outstanding		34,154,062	24,306,527

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Retained earnings	Total	Non-controlling interest	Total equity

Balance at April 1, 2020	300,000	3,000	(306,910)	11,363,499	11,059,589	(41,691)	11,017,898
Profit for the year	—	—	—	1,174,970	1,174,970	(24,355)	1,150,615
Foreign currency translation of subsidiaries, net of tax	—	—	(742,530)	—	(742,530)	(12,429)	(754,959)
Issuance of shares (refer note 17)	33,854,062	338,541	—	—	338,541	—	338,541
Business combination	—	—	—	—	—	500	500
Balance at March 31, 2021	34,154,062	$341,541	$(1,049,440)	$12,538,469	$11,830,570	$(77,975)	$11,752,595
Adjustment for deconsolidation of subsidiary (refer note 24)			12,936	—	12,936	92,851	105,787
Loss for the year	—	—	—	(390,067)	(390,067)	(12,968)	(403,035)
Foreign currency translation of subsidiaries, net of tax	—	—	753,427	—	753,427	—	753,427
Balance at March 31, 2022	34,154,062	$341,541	$(283,077)	$12,148,402	$12,206,866	$1,908	$12,208,774

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

CONSOLIDATED statementS of CASH FLOWS

	For the year ended March 31, 2022	For the year ended March 31, 2021
	(US$)	(US$)
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit for the year	$(403,035)	$1,150,615
Adjustment to reconcile (loss)/profit to net cash used in operating activities:
Deferred tax (benefit) / expense	(537,915)	245,872
Income tax expense	1,117,861	371,021
Amortization of intangible assets	11,894,518	11,931,668
Loss on deconsolidation of subsidiary (refer note 24)	225,098	—
Fair value gain on remeasurement of warrant liability	(1,487,589)	—
Share warrant expenses	1,562,911	—
Depreciation	—	240,164
Loss on sale of property, plant and equipment	—	6,712
Finance Cost	1,087,485	270,000
Sundry balances written off during the year	5,571	61,385
Liabilities no longer required written back	(425,853)	—
Finance income	—	(8,524)
Change in operating assets and liabilities:
Inventories	—	—
Trade receivable	85,358	(56,703)
Other receivable	(16,970,571)	(17,285,198)
Other financial assets	—	—
Other assets	(120,600)	(87,595)
Trade payable	456,528	439,654
Other financial liabilities	227,670	(65,000)
Other current liabilities	2,705,196	2,787,012
Security Deposits	—	(25,120)
Cash flow used in operating activities after working capital changes	(577,367)	(24,037)
Income tax (paid)/refund, net	—	(1,456)
Net cash used in operating activities	(577,367)	(25,493)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (including intangible assets under development)	(166,721)	(93,776)
Sale of property, plant and equipment and intangible assets	—	12,458
Interest received	—	7,497
Placement of fixed deposits above there months	—	(13,482)
Purchase of shares of GHSI	—	(70,000)
Net cash used in investing activities	(166,721)	(157,303)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short term borrowings from directors	292,904	376,990
Proceeds from 7% secured promissory notes, net	880,000	—
Repayment of short term borrowings - Directors Loans	(304,500)	(2,12,719)
Proceeds on issuance of shares	—	2,000
Interest, commission and other charge paid	(88,000)	—
Payment of deferred IPO costs	(34,164)	—
Net cash provided by financing activities	746,240	166,271
Net increase (decrease) in cash and cash equivalents	2,152	(16,525)
CASH AND CASH EQUIVALENTS – beginning of period	26,142	41,760
Adjustment for deconsolidation of subsidiary (refer note 24)	(19,538)	—
Effects of exchange rate changes on cash and cash equivalents	2	909
CASH AND CASH EQUIVALENTS – end of period	$8,758	$26,142

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Lytus Technologies Holdings PTV. Ltd. (Reg. No. 2033207) (“Lytus Tech” or the “Company”) was incorporated on March 16, 2020 (date of inception) under the laws of the British Virgin Islands (BVI). On March 19, 2020, Lytus Tech acquired a wholly owned subsidiary, Lytus Technologies Private Limited (CIN U22100MH2008PTC182085) (“Lytus India”), on March 31, 2020, it acquired a majority shareholding (51%) in DDC CATV Network Private Limited (CIN: U64100DL2013PTC260426) (“DDC India” or “DDC CATV”), however, it has been deconsolidated effective from April 1, 2021 (refer note 24)   and on October 30, 2020, it acquired 75% of voting equity interests of Global Health Sciences, Inc. (“GHSI”). Lytus India was incorporated in India on 10 May 2008 for the purpose of providing telemedicine and online streaming content services to its subscribers, DDC CATV was incorporated in India on November 20, 2013 for the purpose of providing streaming services to its subscribers  and GHSI was incorporated in 2020 for the purpose of providing Telemedicine services 3.

The Company’s registered office is at 116 Main Street, P.O. Box 3342, Road Town, Tortola British Virgin Islands. The consolidated financial statements comprise financial statements of the Company and its subsidiaries (together referred to as “the Group”).

On June 17, 2022, the Company consummated its initial public offering (“IPO”) on NASDAQ Capital Markets. The Company has listed  common shares on the NASDAQ Capital Market under the trading symbol “LYT”. The Company has raised gross proceeds of $12.40 million from initial public offering of 2,609,474 shares at $4.75 per common shares and has raised gross proceeds of $1.86 million from overallotment of 391,421 shares at $4.75 per common shares.

[3]	“The Company has two Indian subsidiaries: Lytus India and DDC (now, deconsolidated since April 1, 2021). Refer to Note 24 on deconsolidation.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The accounting policies used for the preparation of these consolidated financial statements are based upon the application of IFRS 1.D17, which results in assets and liabilities  being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the year ended March 31, 2022 and for the year ended March 31, 2021 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.

The functional and reporting currency of the Company and Group is “INR” and “USD”, respectively and all amounts, are rounded with two decimals, unless otherwise stated. The consolidated financial statements have been prepared under the historical cost convention.

Basis of Consolidation

The subsidiaries considered in the preparation of these consolidated financial statements are:

		% Shareholding and Voting Power
Name of Subsidiary	Country of Incorporation	As of March 31, 2022	As of March 31, 2021
Lytus Technologies Private Limited	India	100%	100%
DDC CATV Network Private Limited (Deconsolidated on April 1, 2021) (refer note 24)	India	—	51%
Global Health Sciences, Inc.	United States	75%	75%

These consolidated financial statements are prepared in accordance with IFRS 10 “Consolidated Financial Statements”.

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the relevant activities that affect the Company’s returns and exposure or rights to variable returns from the entity. Subsidiaries are consolidated from the date of their acquisition, being the date on which the group obtains control, and continue to be consolidated until the date that such control ceases.

The consolidated financial statements of the Company and its subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses. Intra-group balances and transactions and any unrealized profits or losses arising from intra group transaction, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests (NCI) in the net assets of consolidated subsidiaries are identified separately from the Group’s equity. Non-controlling interests consist of the amount of those interests at the date of the acquisition and the non-controlling shareholders’ share of changes in equity since the date of the acquisition.

Going Concern:

Negative working capital and Cash Flow

The Company currently has negative working capital after considering the large payment obligation as explained below and cash flow aggravated by the COVID-19 lockdown and cash flow used in operating activities to the extent of $ 577,367 for the year ended March 31, 2022 and cash flow used in operating activities to the extent of $ 25,493 for the year ended March 31, 2022 and March 31, 2021. Upon successful transition of subscribers, the Company expects to be able to carry out its operations in the normal course of business and generate a minimum of Rs.130 ($1.8) as streaming subscription fee from its approximately 1.9 million customer connections, as prescribed by the Telecom Regulatory Authority of India guidelines. This would enable the Company to improve its cash position significantly.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

On June 17, 2022, the Company consummated its initial public offering (“IPO”) on NASDAQ Capital Markets. The Company has listed its common shares on the NASDAQ Capital Market under the trading symbol “LYT”. The Company has raised gross proceeds of $12.40 million from initial public offering of 2,609,474 shares at $4.75 per common shares and has raised gross proceeds of $1.86 million from overallotment of 391,421 shares at $4.75 per common shares (aggregate of gross proceeds of $14.26 million).

The Company further believes that in the coming 12 months, upon successful implementation of the customer acquisition agreement, cash flow from operating activities should improve for the following reasons:

●	Monthly subscription fees paid by our customers will be billed and collected at the beginning of each month in advance;

●	The contracted operating expense for the streaming business is 61%, ensuring a confirmed net surplus of revenue for the Company.

●	Additional product offerings to customers such as our telemedicine business are expected to generate additional cash flow for the Company.

To further mitigate the impact of the current negative working capital after considering the large payment obligation as explained below and cash flow, the Company has also taken additional precautionary steps by approaching financial institutions and credit partners in India to create and avail credit lines and bridge financing against the company’s future cash flows;

Large Payment Obligation by the Company

On March 31, 2022, under the terms of its Customer Acquisition Agreement with Reachnet, the Company is obligated to make payments to Reachnet. The Company intend to settle 50% of the payments obligation of Reachnet under the contract on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

Under the terms of the agreement with Reachnet, the Company was also scheduled to receive ‘Other Receivables’ due of approximately $50.9 million as of March 31, 2022 ($35.6 million as of March 31, 2021) from Reachnet, as reflected in its books of accounts. It is expected to be received on or before March 31, 2023. The Company expects that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Upon such settlement, the company expects to have sufficient available cash to be able to meet its current liabilities associated with the business. Refer to Note 3A on Other Income.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

New, revised or amended Accounting Standards and Interpretations adopted for the year ended March 31, 2022.

New, revised or amended Accounting Standards and Interpretations not yet Adopted

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

●	Amendments to IAS 1 Classification of Liabilities

●	Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies

●	Amendments to IAS 8 Definition of Accounting Estimates

●	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

IAS 1 – Classification of Liabilities

The IASB has issued ‘Classification of Liabilities as Current or Non-current (Amendments to IAS 1)’ providing a more general approach to the classification of liabilities under IAS 1 based on the contractual agreements in place at the reporting date. The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and are to be applied retrospectively with application permitted. The Group does not expect the amendments to have any significant impact on its presentation of liabilities in its statement of financial position.

IAS 1 – Disclosure of Accounting Policies

In February 2021, IASB issued ‘Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)’ which is intended to help entities in deciding which accounting policies to disclose in their financial statements. The amendments to IAS 1 require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 8 – Definition of Accounting Estimates

In February 2021, IASB issued ‘Definition of Accounting Estimates (Amendments to IAS 8)’ to help entities to distinguish between accounting policies and accounting estimates. The definition of a change in accounting estimates has been replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 12 – Income Taxes

In May 2021, IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Group does not expect this amendment to have any significant impact in its financial statements.

The IASB has issued the amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. The effective date of the amendments has yet to be set by the Board. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 16 for the proceeds before intended use. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 37 for cost of fulfilling a contract. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of comprehensive income.

Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of India (INR) which is the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in United States dollars.

Transactions and balances

Foreign currency transactions are translated into the presentation currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as of fair value through other comprehensive income are recognized in other comprehensive income.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii) income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii) all resulting currency translation differences are recognised in the consolidated statements of profit or loss and other comprehensive income within “other comprehensive income” and accumulated in translation reserve. These currency translation differences are reclassified to the consolidated statements of profit or loss and other comprehensive income on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign subsidiaries and translated at the closing rates at the reporting date.

Financial Instruments

Financial Assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Impairment

The Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Company measures the expected credit loss associated with its trade receivables based on historical trend, industry practices and the business environment in which the entity operates or any other appropriate basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Financial Liabilities

Initial Recognition and Measurement

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group financial liabilities include trade and other payables, loans, and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

Financial liabilities at amortized cost:

After initial measurement, such financial liabilities are subsequently measured at amortized cost using the effective interest rate (EIR) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the Statement of Profit and Loss.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the Statement of Profit and Loss over the period of the borrowings using the EIR method.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Financial Guarantee Obligations

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations. Where guarantees in relation to loans or other payables of subsidiaries, joint ventures or associates are provided for no compensation, the fair values as of the date of transition are accounted for as contributions and recognized as part of the cost of the equity investment.

Share Warrant Liability

The share warrants can be accounted as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 - Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement.  Share warrants are accounted for as a derivative in accordance with IFRS 9 – Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative.  Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash.  The Company will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recognised in the consolidated statements of profit or loss and other comprehensive income.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial Liability

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

As of March 31, 2022 and March 31, 2021, the Group had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Group recognizes interest and penalties related to significant uncertain income tax positions in other expense. There were no such interest and penalties incurred for the period ended March 31, 2022 and for the year ended March 31, 2021.

Under section 115-O of the Indian Income Tax Act, 1961, distribution of dividends, paid by Indian company until March 31, 2020 is subject to dividend distribution tax (DDT) at an effective rate of 20.56% (inclusive of the applicable surcharge of 12% and health and education cess of 4%). Repatriation of dividend will not require Reserve Bank of India approval, subject to compliance and certain other conditions met per the Indian Income Tax Act, 1961. The said provisions of Section 115-O shall not be applicable if the dividend is distributed on or after April 1, 2020. From April 1, 2020, the dividend distributed would now be taxable in the hands of the investors, the domestic companies shall not be liable to pay DDT.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Property and Equipment

Property and Equipment assets are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the Statement of Profit or Loss during the reporting period in which they are incurred.

Capital work in progress (CWIP) includes cost of property and equipment under installation/under development, as of balance sheet date. All project related expenditures related to civil works, machinery under erection, construction and erection materials, preoperative expenditure incidental/attributable to the construction of projects, borrowing cost incurred prior to the date of commercial operations and trial run expenditure are shown under CWIP. Property and Equipment are derecognized from the financial statements, either on disposal or when retired from active use. Gains and losses on disposal or retirement of Property and Equipment are determined by comparing proceeds with carrying amount. These are recognized in the Statement of Profit or Loss.

Depreciation methods, estimated useful lives and residual value

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the written down method over their estimated useful lives and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Buildings	40 years
Property and equipment	3 – 15 years
Fixtures and fittings	5 – 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in the consolidated statements of profit or loss and other comprehensive income when incurred.

Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible Assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: [IAS 38.21]

a. it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b. the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. [IAS 38.22] The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. [IAS 38.33]

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Revenue

Revenue is recognized based on the transfer of services to a customer for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of consideration received or receivable taking into account the amount of discounts, rebates, outgoing taxes on sales.

To determine whether to recognize revenue, the Group follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied

Further information about each source of revenue from contracts with customers and the criteria for recognition follows.

Subscription revenues

Subscription income includes subscription from subscribers. Revenue is recognized upon completion of services based on underlying subscription plan or agreements with the subscribers. Invoice for subscription revenue is raised on a monthly basis. These services are consumed by the client and their members in accordance with the service programs selected by the client included in the client services agreements.

Client service agreements are renewed on an annual bass and can be terminated based upon terms specified in the agreements.

Carriage/Placement/Marketing Incentive revenues

Carriage/Placement/Marketing Incentive fees are recognized upon completion of services based on agreements with the broadcasters.

Advertising revenues

Advertisement income is recognized when relevant advertisements are telecasted.

Telemedicine revenues

Telemedicine revenue is derived from monthly invoiced services fees that are recognized as services that are rendered and earned under agreements with clients. Clients are business entities, such as physicians offices, medical care groups, hospitals and other healthcare institutions that have contracted with us to offer telemedicine services to their covered lives. Clients are our customers and the patients of these clients who are enrolled in the telemedicine services programs are referred to as members. We provide services to assist care providers to improve member health results and reduce healthcare costs by providing an overall health management solution through the integration of our devices, supplies, access to our web-based platform, electronic data records, and clinical services.

For the most part services costs to the client are primarily fees for services rendered to each member on a per month basis for each eligible and active member based upon accessibility and usage of services by each client and member. These services are consumed by the client and their members in accordance with the service programs selected by the client included in the client services agreements. Client service agreements are renewable on an annual basis and can be terminated based upon terms specified in the agreements.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Goods and Service Tax on all income

The Company collects Goods and Service Tax (GST) on behalf of the government and, therefore, it is not an economic benefit flowing to the Company. Hence, it is excluded from revenue.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed, broadcaster/subscription fees and leaseline charges. Costs of revenue are recognized when incurred and have been classified according to their primary function.

Other operating expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance cost.

Deferred Offering Costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. As of March 31, 2022 and March 31, 2021, the Company had deferred offering costs of $34,164 and $0, respectively

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Issued Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividend distributions to the Group’s shareholders are recognized as a liability in the financial statements in the period in which the dividends are approved.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the controlling interest, excluding any costs of servicing equity other than common shares, by the weighted average number of common shares outstanding during the financial year, adjusted for bonus elements in common shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential common shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential common shares.

Trade and other receivable

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Given that Reachnet is an ongoing operations partner of Lytus India with respect to the telecasting business, the collectability of the amounts does not pose a significant risk for the following reasons:

1.	Reachnet is a licensed cable company and is regularly audited by the Ministry of Information and Broadcasting. These audits regularly confirm number of subscribers and subscriptions fees reported in the Nationwide SMS platform (Subscriber Management Platform);

2.	The Management of the Company and Reachnet have implemented protocols requiring the finance teams of both companies to closely monitor the amounts receivable and payable providing relevant confirmations periodically;

3.	To the extent that Reachnet is unable to collect or pay the amounts owed to the Company, the Company has the ability to set those amounts off against any future payments to Reachnet in conjunction with the ongoing operations of the Company;

4.	The Company has the ability to take legal action against Reachnet and or its directors for non-payment of dues owed to the Company. Under Indian law, remedies pursued against the management of Reachnet can be both civil remedies as well as remedies under the Indian Penal Code; and

5.	Upon ending of the lockdown and reconciliation of all payments with Reachnet, the Company intends to implement a direct billing system with its customers so that it has better visibility and control over revenue streams from customers.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segments.

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the year ended March 31, 2022 and March 31, 2021.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 on Financial Instruments on page F-12 – F-13 for additional discussion on FVTPL and FVOCI.

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired

When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS (cont.)

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS

Revenue from contract with customers consist of the following for the year ended March 31, 2022 and for the year ended March 31, 2021:

Disaggregated revenue information	For the year ended March 31, 2022	For the year ended March 31, 2021
	(US$)	(US$)
Types of services:
Subscription revenues	$—	$1,123,401
Placement fees	—	181,554
Carriage fees	—	62,909
Advertisement income	—	89,255
Fibre lease charges	—	70,715
Telemedicine service charges	50,630	341,433
Others	—	31,720
Total Revenue from customers	$50,630	$1,900,987
Timing of revenue recognition
Product transferred at point in time	—	—
Services transferred over time	$50,630	$1,900,987
Total	$50,630	$1,900,987

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOERS (cont.)

Contract balances:

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Receivables, which are included in ‘trade receivables	$—	$339,585

Performance obligations:

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

NOTE 3A — OTHER INCOME

Other income	For the year ended March 31, 2022	For the year ended March 31, 2021
Income from revenue entitlement rights	14,392,091	14,648,473
Fair value gain on remeasurement of warrant liability	1,487,589	—
Liabilities no longer required written back	425,853	—

	16,305,533	14,648,473

Income from revenue entitlement rights

Other Income of $14.39 million for the year ended March 31, 2022 and $ 14.65 million for the year ended March 31, 2021 (Refer to Note 23 regarding agreement with Reachnet).  is presented on the basis that all conditions have been satisfied as of March 26, 2020, to consummate closing of the Group’s acquisition agreement with Reachnet Cable Services Pvt. Ltd. (“Reachnet”) in which the Group acquired the customers and corresponding revenues. (Refer to Note 23 regarding agreement with Reachnet).

The Group has acquired approximately 1.9 million subscriber connections from a licensed streaming company (Reachnet), through the Agreements dated June 21, 2019 and December 6, 2019, and the income entitlement rights from April 1, 2019, for a consideration of $59 million. On March 26, 2020, the arrangement was consummated when pre-conditions were waived by mutual consent. The net surplus remaining with the Company is approximately $14.39 million for the year ended March 31, 2022, $14.65 million for the year ended March 31, 2021. Based upon the terms of customer acquisition contract for the period ended March 31, 2022 and the management services agreement for the period ended March 31, 2021, the revenue arising there from is recognized as “Other Income”. The income is regarded as “Other Income” in compliance with the AP21B and AP21C of the IFRS 15. The Group has not collected any amount under receivable to date. The Group has not collected any amount under receivable to date since some of the terms under the contract were deferred by mutual agreement between the parties. Since there was no change in the status of the agreement, during the period ended March 31, 2022, the Group continued to be subject to the applicability of IFRS 15 and continued to consistently report the income as Other Income.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3A — OTHER INCOME (cont.)

The Group is free to appoint any licensed service provider for provision of streaming services. There is no binding or lock-in arrangement for providing streaming services to subscribers through Reachnet. The agreement contemplates only acquisition of subscriber base and is not an agreement to acquire or purchase the business of Reachnet. The Group has ensured adequate safeguard to secure acquired customer contracts through non-compete clause and non-solicitation of subscribers clause. In respect of streaming services, Lytus India has outsourced the provision of streaming services to Reachnet in the capacity of a service provider under the Management Services Agreement. Going forward, with respect of non-streaming services (such as MedTech IOT) these services would be billed directly by the Company and costs and revenue would not be shared with Reachnet.

Fair value gain on remeasurement of share warrant liability

Other Income of $1.49 million is presented for the year ended March 31, 2022 and nil for the year ended March 31, 2021.

The outstanding warrants as referred in Note 13 are recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of operations

Liabilities no longer required written back

Mainly includes amount no longer payable to owners of DDC on deconsolidation (refer note 24)

NOTE 4 — EXPENSES

Expenses consist of the following for the year  ended March 31, 2022 and March 31, 2021:

	For the year ended March 31, 2022	For the year ended March 31, 2021
	(US$)	(US$)
Cost of revenue	$17,722	$924,934
Amortization of intangible assets	11,894,518	11,931,668
Depreciation	—	240,164
Legal and professional expenses	832,319	392,954
Staffing expense	310,894	446,022
Other operating expenses	2,036,314	584,734
Total expenses	$15,091,767	$14,520,476

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

	For the year ended March 31, 2022	For the year ended March 31, 2021
	(In USD)	(In USD)
Cost of revenue consists of :
Cost of materials consumed	17,722	147,309
Broadcaster/Subscription Fees	—	658,840
Lease Line charges	—	118,785
	17,722	924,934

	For the year ended March 31, 2022 (US$)	For the period ended 31 March 2021 (US$)
Legal and professional expenses consist of :
Audit fees	$331,633	$10,382
Tax consulting and IFRS and other accounting fees	—	101,155
Legal and professional fees	493,219	273,719
Others	7,467	7,698
Total expenses	$832,319	$392,954

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Staffing expenses consists of :

Salaries, wages and bonus	$310,894	$411,150
Director remuneration	—	32,357
EPF, ESIC and Labour welfare fund	—	2,515
Total expenses	$310,894	$446,022

Staff costs includes salary paid to the various operations and administrative persons and director of the subsidiaries

Details of other operating expenses:

	For the year ended March 31, 2022 (US$)	For the year ended March 31, 2021 (US$)
Electricity charges	—	46,755
Software running expenses	—	28,137
Repair & Maintainence expenses	—	69,163
Business Support service	—	12,134
Operating lease rentals	339	26,604
Regulatory expenses	—	14,019
Conveyance & Traveling expenses	13,819	8,370
Copy right charges	—	8,151
Security charges	—	3,193
Commission charges	16,340	74,324
Bad debts written off	—	61,385
CSR expenses	112,287	98,819
Share warrant expenses	1,562,911	—
Loss on disposal of a subsidiary (refer note 24)	225,098	—
Other operating expenses	105,520	134,220
Total other expenses	$2,036,314	$584,734

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX

Income tax consist of the following for the year ended March 31, 2022:

	For the year ended March 31, 2022 (US$)	For the year ended March 31, 2021 (US$)
Current tax expenses	$1,117,861	$371,021
Deferred tax (benefit) / expense	(537,915)	245,872
Income tax expense	$579,946	$616,893

Consolidated statement of comprehensive income

	For the year ended March 31, 2022 (US$)	For the year ended March 31, 2021 (US$)
Deferred tax related to item charged directly to equity:
Net loss/(gain) on translations of foreign subsidiaries	$(253,425)	$253,940
Total	$(253,425)	$253,940

Deferred tax related to the translations of foreign operations consists of Lytus Technologies Private Limited a Wholly owned subsidiary and DDC CATV Network Pvt. Ltd a (till March 31, 2021) Subsidiary of the Group from INR to USD have been calculated at the rate of the jurisdiction in which a subsidiary situated i.e. in India (at the rate of 25.17% for the years ended March 31, 2022 and 2021, respectively).

Accounting for Income Taxes

British Virgin Islands

Under the current laws of BVI, Lytus Technology Holdings Ptv. Ltd. is not subject to tax on income or capital gains. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

GHSI

United States tax reform legislation enacted on 22 December 2017 (P.L. 115-97) moved the United States from a ’worldwide’ system of taxation towards a ’territorial’ system of taxation. Among other things, P.L. 115-97 permanently reduced the 35% CIT rate on resident corporations to a flat 21% rate for tax years beginning after 31 December 2017.

US taxation of income earned by non-US persons depends on whether the income has a nexus with the United States and the level and extent of the non-US person’s presence in the United States.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX (cont.)

Prior to enactment of P.L. 115-97, a non-US corporation engaged in a US trade or business was taxed at a 35% US CIT rate on income from US sources effectively connected with that business (i.e. effectively connected income or ECI). However, as noted above, P.L. 115-97 significantly revised the federal tax regime. P.L. 115-97 permanently reduced the 35% CIT rate on ECI to a 21% flat rate for tax years beginning after 31 December 2017. Certain US-source income (e.g. interest, dividends, and royalties) not effectively connected with a non-US corporation’s business continues to be taxed on a gross basis at 30%.

Alternate Minimum Tax

AMT previously was imposed on corporations other than S corporations (see below) and small C corporations (generally those with three-year average annual gross receipts not exceeding 7.5 million US dollars [USD]). The tax was 20% of alternative minimum taxable income (AMTI) in excess of a USD 40,000 exemption amount (subject to a phase-out). AMTI was computed by adjusting the corporation’s regular taxable income by specified adjustments and ‘tax preference’ items. Tax preference or adjustment items could arise, for example, if a corporation had substantial accelerated depreciation, percentage depletion, intangible drilling costs, or non-taxable income.

P.L. 115-97 repealed the corporate AMT effective for tax years beginning after 31 December 2017 and provided a mechanism for prior-year corporate AMT credits to be refunded by the end of 2021.

P.L. 116-136, enacted as part of COVID-19 relief legislation, amended this provision and provided for all corporate AMT credits to be refunded by the end of 2019. More specifically, P.L. 116-136 accelerated the ability of companies to receive refunds of AMT credits in tax years beginning in 2019.  Alternatively, companies could elect to claim the entire refundable AMT credit in tax years beginning in 2018.

State Taxes:

Corporate Income Tax rates vary from state to state and generally range from 1% to 12% (although some states impose no income tax). The most common taxable base is federal taxable income, which is modified by state provisions and generally is apportioned to a state on the basis of an apportionment formula consisting of one or more of the following: tangible assets and rental expense, sales and other receipts, and payroll. Many states are moving away from a three-factor formula in favour of a one-factor receipts apportionment methodology.

There are effectively no taxes in GHSI, as GHSI is running into tax losses in United States.

India (subsidiary in India)

Income tax expense represents the sum of the current tax and deferred tax.

The charge for current tax is based on the result for the period adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Current and deferred tax is recognized in the income statement unless the item to which the tax relates was recognized outside the income statement being other comprehensive income or equity. The tax associated with such an item is also recognized in other comprehensive income or equity respectively.

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Accounting profit before tax	$176,911	$1,767,508
Less: Net loss of the Lytus BVI and non-taxable profit of GHSI	(1,421,362)	(228,563)
Net Accounting profit	1,598,273	1,996,071
At Indian statutory income tax rate of 25.17%	402,286	502,407
Accelerated tax depreciation	537,958	(274,803)
Others mainly timing differences	-	23,415
Non-deductible expenses net	177,617	120,002
Current income tax expense reported on consolidated statements of profit or loss and other comprehensive income	$1,117,861	371,021

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX (cont.)

Reflected in the financial statement of financial position as follows:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Opening balance	$2,313,098	2,005,748
Current income tax accrual	1,117,861	$371,021
Exchange rate difference	(103,837)	(52,137)
Taxes paid/adjustments	—	(11,534)
Reversed on deconsolidation of a subsidiary	(21,814)	—
Closing balance of current income taxes payables	$3,305,308	$2,313,098

Deferred tax

Deferred tax relates to the following temporary differences:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Deferred tax assets
Acquired in business combination	$—	$—
Accelerated depreciation on tangible and intangible assets	—	64,922
Temporary timing differences	22,878	23,415
Foreign currency translations of foreign subsidiary	103,746	357,171
Exchange rate difference	—	(3,004)
On change of rates from 22.88% to 25.17%	—	5,283
Total deferred tax assets	$126,624	$447,787
Deferred tax liabilities
Accelerated depreciation on tangible and intangible assets	$1,599,108	$2,188,432
Foreign currency translations of foreign subsidiary	—	—
Exchange rate difference	(65,465)	(51,366)
Total deferred tax liabilities	$1,533,643	$2,137,066

Reconciliation of deferred tax (liabilities)/asset net:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Opening balance	$(1,689,279)	(1,750,995)
Tax expense during the period recognised in profit & loss	537,958	$(269,284)
Exchange rate difference	73,149	48,362
Tax expenses during the period recognised in other comprehensive income	(253,425)	253,940
Temporary timing differences	—	28,698
Reversed on deconsolidation of a subsidiary	(75,423)	—
Acquired in business combination	—	—
Total deferred tax (liabilities)/assets net	$(1,407,020)	$(1,689,279)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES

Trade receivables consist of the following:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Others	—	395,585

Total receivables	$—	$395,585

NOTE 7 — OTHER RECEIVABLES

Other receivables consist of the following:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Net Receivable from Reachnet Cable Service Pvt. Ltd.	$43,168,720	$30,146,595
GST and other taxes	7,770,370	5,426,387
	$50,939,090	$35,572,982

NOTE 8 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
GST receivables and other tax deposits	$27,400	$35,924
Advance to suppliers	—	59,519
Withholding tax receivables	—	61,777
Income tax receivables	—	—
Deferred debt discount on promissory note	30,000	—
Deferred commission charges on promissory note	22,002	—
Deferred IPO costs	34,164	—
Receivable from director	214,458	—
Prepaid expenses	—	108,091
	$328,024	$265,311

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Description	Plant and equipment	Furniture and fittings	Vehicles	Office equipment	Computer equipment	Total
Gross carrying value
As at April 1, 2020	1,124,326	337	754	4,425	692	1,130,534
Additions	37,678	—	—	12,994	421	51,093
Disposals	1,232	—	—	—	—	1,232
As at March 31, 2021	1,160,772	337.00	754	17,419	1,113	1,180,395
Additions	—	—	—	—	—	—
‘Derecognized on deconsolidation of subsidiary*	(1,160,772)	(337)	(754)	(17,419)	(1,113)	(1,180,395)
As at March 31, 2022	—	—	—	—	—	—

Accumulated depreciation and impairment loss
As at April 1, 2020	—	—	—	—	—	—
Charge for the year	232,822	89	139	6,887	227	240,164

As at March 31, 2021	232,822	89	139	6,887	227	240,164
Charge for the year	—	—	—	—	—	—
‘Derecognized on deconsolidation of subsidiary*	(232,822)	(89)	(139)	(6,887)	(227)	(240,164)
As at March 31, 2022	—	—	—	—	—	—
Net block as at March 31, 2021	927,950	248	615	10,532	886	940,231
Net block as at March 31, 2022	—	—	—	—	—	—

*	Refer to note 24 for deconsolidation of subsidiary

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — INTANGIBLE ASSETS AND GOODWILL

Intangible assets and Goodwill consist of the following:

Description	Customer acquisition List	Goodwill	Software	Total	Intangible asset under development
Gross carrying value
As at April 1, 2020	59,216,654	313,345	377	59,530,376	—
Additions (refer note 25)	—	68,500	—	68,500	—
Exchange differences	—	9,082		9,082	—
As at March 31, 2021	59,216,654	390,927	377	59,607,958	—
Additions	—	—	—	—	166,587
‘Derecognized on deconsolidation of subsidiary*	—	(317,752)	(377)	(318,129)	—
Exchange differences	—	(167)	—	(167)	—
As at March 31, 2022	59,216,654	73,008	—	59,289,662	166,587

Accumulated amortisation
As at April 1, 2020	204,086	—	—	204,086	—
Charge for the year	11,931,554	—	114	11,931,668	—
As at March 31, 2021	12,135,640	—	114	12,135,754	—
Charge for the year	11,894,518	—	—	11,894,518	—
‘Derecognized on deconsolidation of subsidiary*	—	—	(114)	(114)	—
As at March 31, 2022	24,030,158	—	—	24,030,158	—
Net block as at March 31, 2021	47,081,014	390,927	263	47,472,204	—
Net block as at March 31, 2022	35,186,496	73,008	—	35,259,504	166,587

Refer to Note 24 for deconsolidation of a subsidiary.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — BORROWINGS

Borrowings consist of the following:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
7% Senior secured promissory note	$1,000,000	—
Loan from directors	$36,851	$1,454,827
Loan from a related party	$1,304	$1,304
	1,038,155	1,456,131

Loan from directors is interest free and is repayable on demand. There is a pre-existing loan of approximately $1.5 million from a director of DDC CATV Network Private Limited that was given prior to the business combination as on March 31, 2021. However, the same has been derecognized as per note 24 on deconsolidation.

7% Senior secured promissory note

The Secured Promissory Notes amount is $1,000,000 at a 7% original issue discount. The securities of the note are senior guaranteed by Global Health Sciences, Inc., a Delaware corporation, and secured by a security interest in the assets of Global Health Sciences, Inc. In addition, the Company’s performance of its obligations hereunder is secured by a pledge of the Company’s shares of the common stock of Global Health Sciences, Inc. but are not convertible into the Company’s stock. The senior secured note also contains certain default provisions and is subject to standard covenants such as restrictions on issuing new debt. In conjunction with the note, the Company issued a warrant exercisable into 0.5 million shares with a term of three years and strike price of $10. The Warrants also contain certain antidilution provisions that apply in connection with any stock split, stock dividend, stock combination, recapitalization or similar transactions as well as a potential adjustment to the exercise price based on certain events. The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date at fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of profit or loss and other comprehensive income (refer note 13)

NOTE 12 — TRADE PAYABLES

Trade payables consist of the following:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Trade payables – Others	$571,773	$647,465
Employee related payables	369,389	228,689
	$941,162	$876,154

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — OTHER FINANCIAL LIABILITIES

Other financial liabilities consist of the following:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Payable in connection with the Acquisition of DDC CATV Network Private Limited (refer note 24)	$—	$265,410
Interest on tax payable	845,792	273,577
Interest accrued on 7% senior secured promissory note	337,745	—
Share warrants liability	75,322	—
Professional fees payable	251,381	26,041
	$1,510,240	$565,028

Share Warrants Liability

On July 1, 2021, the Company entered into a subscription agreement (the “Subscription Agreement”) with an institutional investor (the “Investor”), pursuant to which it sold to the Investor 100 units (each, a “Unit” and collectively, the “Units”) at a price of $8,800 per Unit, consists of (i) a six-month, 7% Senior Secured Promissory Note in the aggregate principal amount of $10,000 per Unit purchased, reflecting an original issue discount of 12% (the “Note”), and (ii) one half of a three-year warrant (each, a “Warrant” and collectively, the “Warrants”) to purchase 10,000 shares of the Company’s common shares (the transaction, the “Bridge Financing”).

In accordance with IFRS, a contract that will or may be settled other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity fails to meet the definition of equity and must instead be classified as a liability and measured at fair value with changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income loss at each reporting date. The liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants.

The fair value of warrant liability was measured using a Black Scholes Model. The Warrants outstanding and fair value at each of the respective valuation dates are summarized below:

Share Warrant Liability	Warrants Outstanding	Fair Value per shares	Fair Value
		($)	($)
Fair value at initial measurement date July 1, 2021	500,000	3.13	1,562,911
(Gain) on remeasurement of warrant liability at fair value			(1,487,589)
Fair value as of March 31, 2022	500,000	0.15	75,322

During the year ended March 31, 2022 the Company recorded a gain on change in fair value of warrant liability of 1,487,589. During the year ended March 31, 2021 there were no warrant liabilities or corresponding changes in valuation.

The Warrant Liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock price and historical volatility as inputs.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — OTHER FINANCIAL LIABILITIES (cont.)

The fair value of warrant liability was measured using a Black Schole Model. Significant inputs in to the model at the inceptions and reporting period measurement date are follows:

BSM Assumptions	As of July 1, 2021	As of March 31, 2022
Current Stock Price (1)	11	4.75
Strike Price (1)	10	10
Time to Maturity (1)	3 years	2.25 years
Dividend Yield (2)	-	-
Historical Volatility (3)	35.49%	34.90%
Risk Free interest Rate (4)	0.47%	2.45%

1.	Based on the agreement dated July 1, 2021

2.	No dividend is declared or paid since inception of the Company

3.	Based on the Volatility research carried out

4.	Based on Interest rate for US treasury bonds

NOTE 14 — OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
GST and other tax liabilities	$7,790,790	$5,470,477
CSR expenses liabilities	206,619	100,127
Cheques receivables / payables (net)	—	54,653
Capital creditors	896
Advances from customers	—	3,893
	$7,998,305	$5,629,150

NOTE 15 — CUSTOMER ACQUISITION PAYABLE

Customer Acquisition Payable consist of the following:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Customer acquisition payable to Reachnet*	$58,293,330	$60,447,930
Customer acquisition payable to Reachnet, current portion	(29,146,665)	(30,223,965)
Customer acquisition payable to Reachnet, non-current portion	$29,146,665	$30,223,965

*	The Group has acquired customers from Reachnet Cable Services Private Limited (“Reachnet”), through an Agreement to Acquire Customers dated June 21, 2019, and the income entitlement rights from April 1, 2019, for a consideration of approximately $59 million. The Company intend to settle 50% of the payment obligation of Reachnet under the contract on or before March 31, 2023 and the remaining 50% on or before March 31, 2024. Refer to Note 23 on Acquisition of Customers.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Commitments and contingencies consist of the following:

	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Agreement for investment in Preference shares of DDC CATV Network Pvt. Ltd	$-	$1,229,450
Claim against company not acknowledged as debt	-	-
Financially support the investment in research organizations – GHSI	$730,000	730,000

The Company has entered into the Share Subscription Agreement with DDC CATV Network Private Limited and its Promoters under the terms of which it has an option to acquire an additional 49% of the DDC CATV through an issue of 900,000 fully convertible preference shares at INR 100 per share, aggregating to an amount of $1,194,822. The above option is subject to obtaining necessary regulatory approvals. The agreed investment in DDC is no longer committed as of March 31, 2022 due to deconsolidation of subsidiary (refer to Note 24 for details on deconsolidation)

We had retained Skyline Corporate Communications Group, LLC for our capital markets, financial and public relations advisory services. The Company could not make payments under the contract, as the client did not comply with the mandatory regulatory requirements. The client has approach for arbitration. Pending resolution on this matter under arbitration, the claim will not have any significant impact on the financial position of the company.

In accordance with share purchase agreement of GHSI dated October 30, 2021, the company commits to invest an aggregate of USD 800,000; out of which, USD 70,000 was paid against 75% shareholding and the balance is payable as required by the research organisations.

NOTE 17 — EQUITY

Common shares:

The total number of shares of common shares issued:	As of March 31, 2022 (US$)	As of March 31, 2021 (US$)
Common shares – par value $ 0.01/0.10 each	34,154,062	34,154,062

Movements in Common Shares:

	Shares	Amount (US$)
Balance as of April 1, 2020	30,000	$3,000
Shares split from $ 0.10 to $ 0.01	300,000	300,000
Shares issued	33,854,062	338,541
Balance as of March 31, 2021	34,154,062	$341,541
Shares issued	—	—
Balance as of March 31, 2022	34,154,062	$341,541

Mr. Dharmesh Pandya, the then sole shareholder of the Company, has subscribed to these shares and held 33,854,062 common shares of the Company. Mr. Pandya has later transferred unconditionally an aggregate of 7,932,855 common shares to various persons (including 2,621,371 shares to Lytus Trust, resulting in his current holding of 28,842,578 common shares of the Company (i.e. 26,221,207 held in his individual capacity and 2,621,371 shares held by Lytus Trust).

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — EQUITY (cont.)

Common Stock

Common stock entitles the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. As of 31 March 2020, the Company had an authorized share capital of 50,000 shares of $0.10 par value per share and on March 17, 2020, the Board of Directors passed the resolution to change the originally authorized shares from 50,000 common shares to 30,000 common shares, of $0.10 par value each. On 15 May 2020, the Company passed a resolution to increase the authorized share capital to 230,000,000 shares of $0.01 par value per share.

Equity consists of the following as of 31 March 2022:

As of March 31, 2022 ($US)
Common stock – par value $0.01, 34,154,062 shares issued and outstanding	$341,541
Net income available to common shareholders	11,797,960
Translation of foreign subsidiaries, net of tax	(20,841)
Non-controlling interest	1,908
$12,120,568

Equity consists of the following as of 31 March 2021:

As of March 31, 2021 ($US)
Common stock – par value $0.01, 34,154,062 shares issued and outstanding	$341,541
Net income available to common shareholders	12,538,69
Translation of foreign subsidiaries, net of tax	(1,049,440)
Non-controlling interest	(77,975)
$11,752,595

Capital risk management

The Group’s capital management objectives are to ensure the Group’s ability to continue as a going concern as well as to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group monitors capital based on the carrying amount of equity plus its subordinated loan, less cash and cash equivalents as presented on the face of the statement of financial position recognized in other comprehensive income.

The Group manages its capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares. The amounts managed as capital by the Group are summarized as follows:

	As of March 31, 2022 ($US)	As of March 31, 2021 ($US)
Current borrowings	$(1,038,155)	$(1,456,131)
Cash and cash equivalents	8,758	26,142
Net debt	$(1,029,397)	$(1,429,989)
Total equity	$12,120,568	$11,752,595
Net debt to equity ratio	8.49%	12.17%

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — EARNINGS PER SHARE

Earnings per share consist of the following for the year ended March 31, 2022 and March 31, 2021:

	March 31, 2022 ($US)	March 31, 2021 ($US)
(Loss)/Profit for the year available to common shareholders	$(403,035)	$1,150,615
Weighted average number of common shares	34,154,062	24,306,527
Par value	$0.01	$0.01
Earnings/(loss) per common share:
Basic earnings/(loss) per common share	$(0.01)	$0.05
Diluted earnings/(loss) per common share	$(0.01)	$0.05

Basic earnings per share (EPS) are computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss applicable to common stock by the weighted average number of common shares outstanding for the period and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of share warrants, convertible debt instruments or other common stock equivalents. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive. At March 31, 2022, outstanding warrants to purchase an aggregate of 500,000 shares of common stock were excluded from the computation of dilutive earnings per share because the inclusion would have been anti-dilutive and at March 31, 2021, there were no potentially dilutive securities.

NOTE 19 — FINANCIAL RISK MANAGEMENT

Risk management framework

The Group’s activities expose it to market risk, liquidity risk and credit risk. The management has the overall responsibility for the establishment and oversight of the Group’s risk management framework. This note explains the sources of risk which the Group is exposed to and how the Group manages the risk and the related impact in the consolidated financial statements.

Credit risk

Credit risk is the risk that a counterparty fails to discharge its obligation to the Group. The Group’s exposure to credit risk is influenced mainly by cash and cash equivalents, trade receivables and financial assets.

Credit risk management

The Group assesses and manages credit risk based on internal credit rating system. Internal credit rating is performed for each class of financial instruments with different characteristics. The Group assigns the following credit ratings to each class of financial assets based on the assumptions, inputs, and factors specific to the class of financial assets.

The Group provides for expected credit loss based on the following:

Credit rating	Basis of categorization	Provision for expected credit loss
Low credit risk	Cash and cash equivalents, trade receivables, and other financial assets	12 month expected credit loss
Moderate credit risk	Trade receivables and other financial assets	Lifetime expected credit loss, or 12 month expected credit loss
High credit risk	Trade receivables and other financial assets	Lifetime expected credit loss, or fully provided for

With respect of trade receivables, the Company recognizes a provision for lifetime expected credit losses.

Based on business environment in which the Group operates, a default on a financial asset is considered when the counterparty fails to make payments within the agreed time period as per the contract. Loss rates reflecting defaults are based on actual credit loss experience and consideration of differences between current and historical economic conditions.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FINANCIAL RISK MANAGEMENT (cont.)

Assets are written off when there is no reasonable expectation of recovery, such as a debtor declaring bankruptcy, or a litigation decision against the Group. The Group continues to engage with parties whose balances are written off and attempts to enforce repayment. Recoveries made are recognized in the consolidated statement of profit and loss and other comprehensive income.

Credit rating	Basis of categorization	As of 31 March 2022	As of 31 March 2021
Low credit risk	Cash and cash equivalents	$8,758	$26,142
Low credit risk	Other financial assets	$330	$59,801
Moderate credit risk	Trade receivables	$-	$395,585
Moderate credit risk	Other receivables	$50,939,090	$35,572,982

Cash & cash equivalents and bank deposits

Credit risk related to cash and cash equivalents and bank deposits is managed by only accepting highly rated banks and diversifying bank deposits and accounts in different banks across the country.

Trade receivables

Credit risk related to trade receivables are mitigated by taking bank guarantees or letters of credit, from customers where credit risk is high. The Group closely monitors the creditworthiness of the debtors through internal systems that are configured to define credit limits of customers, thereby, limiting the credit risk to pre-calculated amounts. The Group assesses increases in credit risk on an ongoing basis for amounts receivable that become past due and default is considered to have occurred when amounts receivable become two year past due.

Other receivables

This is aggregate receivable for the year ended March 31, 2022 and March 31, 2021, pursuant to the Acquisition of Customers from Reachnet. The Group closely monitors the creditworthiness of the debtors. Refer to Note 23 for further discussion on Acquisition of Customers.

Other financial assets measured at amortized cost

Other financial assets measured at amortized cost includes loans and advances to related parties and employees, security deposits and others. Credit risk related to these other financial assets is managed by monitoring the recoverability of such amounts continuously.

Expected credit losses for financial assets other than trade receivables

The Group provides for expected credit losses on loans and advances other than trade receivables by assessing individual financial instruments for expectation of any credit losses. Since the Group deals with only high-rated banks and financial institutions, credit risk in respect of cash and cash equivalents, other bank balances and bank deposits is evaluated as very low. With respect to loans, comprising of security deposits, credit risk is considered low because the Group is in possession of the underlying asset. However, with respect to related parties, credit risk is evaluated based on credit worthiness of those parties and loss allowance is measured as lifetime expected credit losses. With respect to other financial assets, credit risk is evaluated based on the Group’s knowledge of the credit worthiness of those parties and loss allowance is measured as lifetime expected credit losses. The Group does not have any expected loss-based impairment recognized on such assets considering their low credit risk nature, though incurred loss provisions are disclosed under each sub-category of such financial assets.

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2022
Cash and cash equivalents	$8,758	0.00%	—	$8,758
Other financial assets	$330	0.00%	—	$330

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2021
Cash and cash equivalents	$26,142	0.00%	—	$26,142
Other financial assets	$59,801	0.00%	—	$59,801

The Company did not have any written off amounts during the period ended 31 March 2022 and 2021. Additionally, the Company did not have an allowance for loss at March 31, 2022 and March 31, 2021.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FINANCIAL RISK MANAGEMENT (cont.)

Expected credit loss for trade receivables under simplified approach

The Group recognizes lifetime expected credit losses on trade and other receivables using a simplified approach, wherein the Group has defined percentage of provision by analyzing historical trend of default relevant to each category of customer based on the criteria defined above and such provision percentage determined have been considered to recognize lifetime expected credit losses on trade receivables (other than those where default criteria are met).

Asset class	Current	0-30 days past due	31-90 days past due	91-182 days past due	183-365 days past due	366-730 days past due	More than 730 days past due	As of 31 March 2022
Gross carrying amount trade receivables	$—	—	—	—	—	—	—	$—
Gross carrying amount other receivables	$50,939,090	—	—	—	—	—	—	$50,939,090
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	—
Loss allowance provision	—	—	—	—	—	—	—	—
Carrying amount trade and other receivables (net of impairment)	$50,939,090	—	—	—	—	—	—	$50,939,090

Asset class	Current	0-30 days past due	31-90 days past due	91-182 days past due	183-365 days past due	366-730 days past due	More than 730 days past due	As of 31 March 2021
Gross carrying amount trade receivables	$395,585	—	—	—	—	—	—	$395,585
Gross carrying amount other receivables	$35,572,982	—	—	—	—	—	—	$35,572,982
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	—
Loss allowance provision	—	—	—	—	—	—	—	—
Carrying amount trade and other receivables (net of impairment)	$35,968,567	—	—	—	—	—	—	$35,968,567

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due. The Group manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business. Long-term liquidity needs for a 180-day and a 360-day lookout period are identified monthly.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FINANCIAL RISK MANAGEMENT (cont.)

Management monitors rolling forecasts of the liquidity position and cash and cash equivalents based on expected cash flows. The Group considers the liquidity of the market in which the entity operates.

Contractual Maturities of financial liabilities

The tables below analyze the Group’s financial liabilities based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2022
Borrowings	$1,038,155	—	—	—	$1,038,155
Trade payables	941,162	—	—	—	941,162
Other financial liabilities	1,510,240	—	—	—	1,510,240
Other current liabilities	7,998,305				7,998,305
Customer Acquisition Payable	29,146,665	29,146,665	—	—	58,293,330
Total	$40,634,527	$29,146,665	$—	$—	$69,781,192

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2021
Borrowings	$1,456,131	—	—	—	$1,456,131
Trade payables	876,154	—	—	—	876,154
Other financial liabilities	565,028	—	—	—	565,028
Security deposits payable	36,089	—	—	—	36,089
Other current liabilities	5,629,150				5,629,150
Customer Acquisition Payable	30,223,965	15,111,983	15,111,982	—	60,447,930
Total	$38,786,517	$15,111,983	$15,111,982	$—	$69,010,482

Interest rate risk

The Group’s policy is to minimize interest rate cash flow risk exposures on long-term financing. At March 31, 2021, the Group is exposed to changes in market interest rates through bank borrowings at variable interest rates. Other borrowings are at fixed interest rates. As such Group does not has any borrowings from outsiders except overdraft facility which is short term in the nature and repayable on demand, the interest rates on borrowings are around 8.5%. The other borrowings are from Directors who are also shareholders. The borrowings from them are short term in the nature interest free and repayable on demand.

The Group’s policy is to minimize interest rate cash flow risk exposures on long-term financing. At 31 March 2022, the Group is exposed to changes in market interest rates through bank borrowings at variable interest rates. Other borrowings are at fixed interest rates. As such Group does not have any borrowings from outsiders except overdraft facility and 7 % Secured Promissory Notes which is short term in the nature the interest rates on borrowings are around 7% - 8.5%. The other borrowings are from Directors who are also shareholders. The borrowings from them are short term in the nature interest free and repayable on demand.

NOTE 20 — FAIR VALUE MEASUREMENTS

Financial assets and liabilities

The carrying amounts and fair values of financial instruments by class are as on March 31, 2022 is as follows:

Financial assets	Fair value through profit (loss)	Fair value through other comprehensive income	Amortized Cost
Trade receivable	$—	—	$—
Other receivables	50,939,090	—	—
Other financial assets	330	—	—
Total	$50,939,420	—	$—

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FAIR VALUE MEASUREMENTS (cont.)

Financial liabilities	Fair value through profit (loss)	Fair value through other comprehensive income	Total as of March 31, 2022
Borrowings	$—	—	$1,038,155
Trade payables	941,162	—	—
Other financial liabilities	1,510,240	—	—
Total	$2,451,402	—	$1,038,155

Financial assets and liabilities

The carrying amounts and fair values of financial instruments by class are as on March 31 2021 is as follows:

Financial assets	Fair value through profit (loss)	Fair value through other comprehensive income	Amortized Cost
Trade receivable	$395,585	—	$—
Other receivables	35,572,982	—	—
Other financial assets	59,801	—	—
Total	$36,028,368	—	$—

Financial liabilities	Fair value through profit (loss)	Fair value through other comprehensive income	Total as of March 31, 2021
Borrowings	$—	—	$1,456,131
Trade payables	876,154	—	—
Other financial liabilities	565,028	—	—
Total	$1,441,182	—	$1,456,131

Fair value hierarchy

Financial assets and financial liabilities measured at fair value on the balance sheet are categorized into the three levels of fair value hierarchy. The three levels are defined based on the observability of significant inputs to the measurement, as follows:

The different levels of fair value have been defined below:

Level 1: Quoted prices for identical instruments in an active market;

Level 2: Directly (i.e. as prices) or indirectly (i.e. derived from prices) observable market inputs, other than Level 1 inputs; and

Level 3: Inputs which are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a net asset value or valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The share warrants liabilities which are included in other financial liabilities and disclosed at Note No. 13 are carried at fair value and are classified as Level 3 fair value measurements due to the use of significant inputs. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied. There were no share warrant liabilities as of March 31, 2021.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FAIR VALUE MEASUREMENTS (cont.)

Fair value of instruments measured at amortized cost

Financial liabilities	Carrying value as of 31 March 2022	Fair value as of 31 March 2022
Borrowings	$1,038,155	$1,038,155

Fair value of instruments measured at amortized cost

Financial liabilities	Carrying value as of 31 March 2021	Fair value as of 31 March 2021
Borrowings	$1,456,131	$1,456,131

Management assessed that fair value of cash and cash equivalents, trade receivables, security deposits, loan to related parties, other financial assets, short term borrowings, trade payables and other current financial liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Long-term fixed-rate receivables are evaluated by the Group based on parameters such as interest rates, individual creditworthiness of the customer and other market risk factors. Based on this evaluation, allowances are considered for the expected credit losses of these receivables.

The fair values of the Group’s fixed interest-bearing borrowings are determined by applying discounted cash flows (‘DCF’) method, using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period.

All the other long-term borrowing facilities availed by the Company are variable rate facilities which are subject to changes in underlying Interest rate indices. Further, the credit spread on these facilities are subject to change with changes in Group’s creditworthiness. The management believes that the current rate of interest on these loans are in close approximation from market rates applicable to the Group. Therefore, the management estimates that the fair value of these borrowings are approximate to their respective carrying values.

NOTE 21 — RELATED PARTY TRANSACTIONS

Names of related parties and related party relationships :

Parties where control exists:

Lytus Technologies Private Limited - Wholly owned subsidiary

DDC CATV Network Private Limited – Subsidiary (Deconsolidated on April 1, 2021)

Global Health Sciences, Inc.

Key Management Personnel (KMP):

Dharmesh Pandya	Group CEO and Director
Ravi Gupta	Director (DDC Director which has been deconsolidated on April 1, 2021)
Nirlep Kumar	Director (DDC Director which has been deconsolidated on April 1, 2021)
Jagjit Singh Kohli	Director
Shreyas Shah	Group CFO and Director
Robert M. Damante	Independent Director
Gurdial Singh Khandpur	Independent Director (Resigned on June 14, 2022)
Dr. Sanjeiiv G. Chaudhary	Independent Director
Rajiv Kheror,	Independent Director (Appointed on July 27, 2022)
Pawan Singhal,	CFO of Lytus India
Jim Tuchi,	CEO of GHSI

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — RELATED PARTY TRANSACTIONS (Cont.)

Enterprise over which KMP has significant influences

Digicable Network (India) Limited	Till June 19, 2019
M/s MM Cable Network	Directors are partners in the firm (Deconsolidated on April 1, 2021)
M/s New City Line Cable Network	Directors are partners in the firm (Deconsolidated on April 1, 2021)
M/s Explore Cable Network	Director is partner in the firm (Deconsolidated on April 1, 2021)
M/s Alliance Cable Network	Director is partner in the firm (Deconsolidated on April 1, 2021)
M/s New Delhi Video Cable	Director is partner in the firm (Deconsolidated on April 1, 2021)
M/s SMC Infrastructure Pvt Ltd	Director is partner in the firm (Deconsolidated on April 1, 2021)
M/s Sunrisze Communications	Relative of a Partner is proprietor (Deconsolidated on April 1, 2021)

Relatives of KMP:
Rekha Gupta	Director sister (Deconsolidated on April 1, 2021)
Swaran Lata Gupta	Director mother (Deconsolidated on April 1, 2021)
Menakshi Saini	Director wife (Deconsolidated on April 1, 2021)
Bhawna Gupta	Director wife (Deconsolidated on April 1, 2021)

Transactions with relative parties:

Sr. No.	Particulars	KMP		Significant influence Entity			Relatives of KMP
Transactions made during the year:		March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
		US$	US$	US$	US$	US$	US$
1	Loan taken	292,204	377,550	—	—	—	—
2	Loan repayment	(304,500)	(551,556)	—	—	—	—
3	Remuneration*	186,352	32,358	—	—	—	26,017
4	Rent paid	—	16,180	—	—	—	—
5	Business support services	—	—	—	12,134	—	—
6	Sale/ Outward Supply of Goods or Services or Capital Goods	—	—	—	96,163	—	—
Period end balances:
1	Borrowings	38,155	1,456,131	—	—	—	—
2	Other payables	—	265,410	—	—	—	—
3	Trade payables	115,072	—	—	—	—	—
4	Other current assets	214,458	—	—	—	—	—

Compensation and benefits to Key Management Personnel would commence upon confirmation by independent compensation committee. The compensation committee is expected to be held in October 2022.

*	The remuneration of CEO of GHSI is no longer payable.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Based on the management approach as defined in IFRS 8, the Chief Operating Decision Maker evaluates the Group’s performance based on two segments i.e. Cable Services and Telemedicine Services.

The Group has only two reportable segments:

a.	Cable Business

b.	Telemedicine Services

A. Information about Primary Segments

						(In USD)
	Cable business		Telemedicine Services		Total
Particulars	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2021
Revenue

External revenue	—	1,559,554	50,630	341,433	50,630	1,900,987
Other income	14,392,091	14,648,473	159,712	—	14,552,533	14,648,473
Intersegment revenue
Total	14,392,091	16,208,027	211,072	341,433	14,603,163	16,549,460

Segment result	2,192,004	2,257,530	(51,868)	57,477	2,140,136	2,315,007
Unallocated corporate expenses	—	—	—	—	(3,122,484)	(286,023)
Less: Interest and finance charges	(593,740)	(270,000)	—	—	(593,740)	(270,000)
Add : Interest income	—	8,524	—	—	—	8,524
Add: Unallocated exceptional items gain/ (loss)	—	—	—	—	—	—
Add: Unallocated other income	—	—	—	—	1,753,589	—

Profit/(loss) before tax for the year	1,598,264	1,996,054	(51,868)	57,477	176,911	1,767,508

	Cable business		Telemedicine services		Total
Other Information	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2021
Segment assets	86,291,186	84,958,807	236,109	253,434	86,527,295	85,212,241
Unallocated corporate assets	—	—	—	—	301,622	1,000
Total assets	86,291,186	84,958,807	236,109	253,434	86,828,917	85,213,241
Segment liabilities	72,523,353	72,843,407	—	125,458	72,523,353	72,968,865
Unallocated corporate liabilities		—	—	—	2,096,790	491,781
Total liabilities	72,523,353	72,843,407	—	125,458	74,620,143	73,460,646

	Cable business		Telemedicine Services		Total
	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2021
Capital expenditure on:
Tangible assets	—	1,205,396	—	—	—	1,205,396
Intangible assets	59,227,749	59,539,458	228,500	68,500	59,456,249	59,607,958
Depreciation expense*	—	240,164	—	—	—	240,164
Amortisation expense*	11,894,518	11,931,668	—	—	11,894,518	11,931,668

*	Note: Excluding unallocated depreciation and amortisation.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SEGMENT INFORMATION: (cont.)

B. Additional information by geographies

a) Revenue as per Geographical Markets:

Segment	Domestic		Overseas
	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2021

Cable business	14,392,091	16,208,027	—	—
Telemedicine Services	210,342	341,433	—	—
Total	14,602,433	16,549,460	—	—

b) Long Lived Assets (non-current assets) as per geographical markets:

Segment	Domestic		Overseas
	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2021
Cable business	35,197,591	48,377,133	—	—
Telemedicine Services	228,500	68,500	—	—
Unallocated	—	—	—	—
Total	35,426,091	48,445,633	—	—

c) Revenue as per Customers (more than 10% of revenue):

Segment	Domestic		Overseas
	For the year ended March 31, 2022	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2021
Cable business	14,392,091	14,648,473	—	—
Telemedicine Services	—	—	—	—
Total	14,392,091	14,648,473	—	—

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — ACQUISITION OF CUSTOMERS

Agreement with the Reachnet Cable Services Private Limited

The Group has acquired approximately 1.9 million subscriber connections from a licensed streaming company (Reachnet), through the Agreements dated 21 June 2019 and 6 December 2019, and the income entitlement rights from 1 April 2019, for a consideration of approximately US$ 59 million. This amount is payable upon submission of an independent consultant’s report. On 26 March 2020, the arrangement was consummated when pre-conditions were waived by mutual consent. The net surplus remaining with the Company is approximately US$ 51 million (as of March 31, 2021 - US$ 36 million). Considering that the acquired customers were integrated into the Group’s normal course of business on 26 March 2020, the revenue arising therefrom is recognised as “other income”.

The Group is free to appoint any licensed service provider for provision of streaming services. There is no binding or lock-in arrangement for providing streaming services to subscribers through Reachnet. The agreement contemplates only acquisition of subscriber base and is not an agreement to acquire or purchase the business of Reachnet. The Group has ensured adequate safeguard to secure acquired customer contracts through non-compete clause and non-solicitation of subscriber clause. All non-streaming services offered by the Group will not be on a cost sharing basis with Reachnet and will be dealt with (including issuing invoice) directly by the Group.

NOTE 24 — DECONSOLIDATION OF SUBSIDIARY

The consolidated financial statements have been prepared based on the books and records maintained by the Group. However, due to non-cooperation of the management of one subsidiary, namely, DDC CATV (the “Deconsolidated Subsidiary”), the directors of the Company had been unable to obtain and gain access to the books and commercial records and assets of the Deconsolidated Subsidiary and resolved that the Group no longer had the controlling power to govern the financial and operating policies of the Deconsolidated Subsidiary so as to benefit from their activities, and accordingly the control over the Deconsolidated Subsidiary was deemed to have lost since August 1, 2022.

Loss attributable to the Company on deconsolidation of a Subsidiary:

For the year ended March 31, 2022 ($)
Fair Value Consideration receivable/received	—
Less ; Lytus BVI (Groups) share of net assets at disposal
DDC share capital at disposal	1,328
Add : Retained earnings at disposal date	(165,453)
Total of Net assets at disposal	(164,125)
Group Share - 51%	(83,704)

Less Goodwill at acquisition date	308,802

Total loss on deconsolidation date	(225,098)

Due to the non-cooperation of the directors and management of the Deconsolidated Subsidiary, the Board has been unable to access to the books and commercial records of the Deconsolidated Subsidiary even though the Board has taken all reasonable steps and has used its best endeavors to resolve the matter. The Board is of the view that the Group does not have the records to prepare accurate and complete financial statements for Deconsolidated Subsidiary for the financial year ended March 31, 2022.

Given these circumstances, the Directors have not consolidated the financial statements of the Deconsolidated Subsidiary in the consolidated financial statements of the Company for the year ended March 31, 2022. As such, the results of the Deconsolidated Subsidiary for the year ended March 31, 2022, and the assets and liabilities of the Deconsolidated Subsidiary as of March 31, 2022, have not been included into the consolidated financial statements of the Group since April 1, 2021. Considering above the liability of $ 265,410 payable to the owners of DDC CATV is no longer required to be settled. Therefore, the Company has reversed this liability to other income in the consolidated statements of profit & loss account.

The consolidated financial statements of the Company as of and for the year ended March 31, 2021 and March 31, 2020, includes the financial statements of DDC CATV. The financial statement line items as included have been disclosed below.

Financial Statement Line Items	March 31, 2021	March 31, 2020
	(US$)	(US$)
Total revenue	1,568,078	-
Total expenses	1,644,560	-
Loss before tax	(76,482)	-
Tax expenses	2,560	-
Loss after tax	79,042	-
Other comprehensive loss, net of tax	25,364	-
Total assets	1,575,722	1,820,080
Total liabilities	1,765,211	1,905,163
Total equity	(189,489)	(85,083)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 — SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is September 27, 2022, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

On June 17, 2022, the Company consummated its initial public offering (IPO) on NASDAQ Capital Markets. The Company has listed its common shares on the NASDAQ Capital Market under the trading symbol “LYT”. The Company has raised gross proceeds of $12.40 million from initial public offering of 2,609,474 shares at $4.75 per common shares, and has raised gross proceeds of $1.86 million from overallotment of 391,421 shares at $4.75 per common shares.

The proceeds received from the IPO (including overallotment) have been allocated and utilized as below:

Sr. No.	Particulars	Total	Used	Unspent
		US$	US$	US$
		In Million	In Million	In Million
1	Gross Proceeds from issue of shares	14.25

2	Used of net proceeds
	Acquisition of customers	4.00	1.50	2.50
	General corporate purposes	3.95	3.86	0.09
	Development of assets	2.00	1.52	0.48
	Repayment of the outstanding principal and interest on the 7% Senior Secured Promissory Note	1.45	1.45	-
	Share issue expenses mainly underwriter commission, counsel fees and auditor fees.	2.85	1.95	0.90
	Total	14.25	10.28	3.97

The compensation committee is expected to be held in October 2022.

On June 18, 2022, we acquired 100% equity of Lytus Technologies, Inc. (“Lytus Inc.”), a Company for general corporate purposes.

GPL Ventures LLC, on June 23, 2022, elects to exercise the warrant on a cashless basis under the limited circumstances described in section 2(c) of the Warrant agreement. Accordingly, GPL has exercised its rights to convert warrants (500,000) into shares (421,490), on the basis of the VWAP as on June 22, 2022 of $33.28.

GHSI has substantially reduced its business on account of technological hurdle with OEMs. The management is re-structuring its strategy on telemedicine business in United States and is also in the process of developing proprietary software for its patients in United States.

As per note 24, the Company has carried out the assessment of control subsequent to the consummation of IPO and have concluded that there is a loss of control effective from April 1, 2021 and accordingly, have decided to deconsolidate DDC CATV in its consolidated financial statements for the year ended March 31, 2022.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number

2.1	Description of Registered Securities		*

3.1	Memorandum and Articles of Association of Lytus Technologies Holdings PTV. Ltd.	F-1	April 1, 2021	3.1

3.1	Extract of the Memorandum of Resolutions by the Directors	F-1	April 1, 2021	3.2

4.1	Specimen Stock Certificate evidencing common shares.	F-1/A	August 23, 2021	4.1

10.1	Employment Agreement between the Registrant and its CEO†	F-1	April 1, 2021	10.1

10.2	Employment Agreement between the Registrant and its CFO†	F-1	April 1, 2021	10.2

10.3	Agreement to Acquire Customer List, dated June 20, 2019, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.3

10.4	Supplemental Agreement, dated December 6, 2019, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.4

10.5	Secondary Supplemental Agreement, dated June 30, 2020, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.5

10.6	Share Purchase Agreement, dated March 19, 2020, by and among Lytus Technologies Holdings PTV. Ltd., Lytus Technologies Private Limited and the shareholders of Lytus Technologies Private Limited†	F-1	April 1, 2021	10.6

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number
10.7	Share Purchase Agreement, dated February 21, 2020, by and among Lituus Technologies Limited, DDC CATV Network Private Limited, and all of the shareholders of DDC CATV Network Private Limited†	F-1	April 1, 2021	10.7

10.8	Assignment of Contract dated March 20, 2020, by and between Lituus Technologies Limited and Lytus Technologies Holdings PTV. Ltd.†	F-1	April 1, 2021	10.8

10.9	Assignment of Contract dated March 20, 2020, by and between Jagjit Singh Kohli and Lytus Technologies Holdings PTV. Ltd.†	F-1	April 1, 2021	10.9

10.10	Share Purchase Agreement, dated October 30, 2020, by and between Lytus Technologies Holdings PTV. Ltd., Global Health Sciences, Inc. and its shareholder†	F-1	April 1, 2021	10.10

10.11	Agreement for Subscription of Debentures, dated December 30, 2020, by and between Lytus Technologies Private Limited and Veeta Legal Services Private Limited†	F-1	April 1, 2021	10.11

10.12	Third Supplemental Agreement, dated February 5, 2021, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.12

10.13	Form of the underwriters’ warrant	F-1/A	June 15, 2021	10.13

10.14	Form of lockup agreement†	F-1/A	June 15, 2021	10.14

10.15	Form of the subscription agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.15

10.16	Form of the investor warrant in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.16

10.17	Form of the secured promissory note in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.17

10.18	Form of the pledge agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.18

10.19	Form of the Guaranty and Suretyship Agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.19

10.20	Management Service Agreement, dated March 1, 2020, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1/A	December 6, 2021	10.20

10.21	Deed of Confirmation, dated November 19, 2021, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1/A	December 6, 2021	10.20

10.22	Maturity Date Extension, Amendment To Loan Documents And Reaffirmation Agreement, dated February 3, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC†	F-1/A	February 9, 2022	10.22

Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number
10.23	Registration Rights Agreement dated February 3, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC†	F-1/A	February 9, 2022	10.23

10.24	Engagement Letter between OpulusBizserve Private Limited and Lytus Technologies Holdings PTV Ltd. dated December 10, 2020†	F-1/A	March 9, 2022	10.24

10.25	Maturity Date Extension, Amendment No. 2 To Loan Documents And Reaffirmation Agreement, dated June 6, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC	POS AM	June 8, 2022	10.25

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		*

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		*

14.1	Code of Conduct and Ethics.		*

21.1	List of Subsidiaries of Lytus Technologies Holdings PTV. Ltd.		*

99.1	Charter of the Audit Committee.		*

99.2	Charter of the Compensation Committee.		*

99.3	Charter of the Nominating and Corporate Governance Committee.		*

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K. Schedules, exhibits and similar supporting attachments to this exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lytus Technologies Holdings PTV. Ltd.

	By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
Date: September 27, 2022	Title:	Chief Executive Officer