Form 20-F
period 2023-03-31
Lytus Technologies Holdings PTV. Ltd.
filed 2023-08-18
CIK 1816319

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Business Center 1, M Floor,

The Meydan Hotel, Nad Al Sheba,
Dubai, UAE

(Address of Principal Executive Offices)

Business Center 1, M Floor,
The Meydan Hotel, Nad Al Sheba,
Dubai, UAE

Email: info@lytuscorp.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At August 18, 2023, 40,126,449 common shares were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This Annual Report contains translations of certain Indian rupee amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. Unless otherwise noted, we have translated profit and loss items at an average rate of Rs. 80.57 for the year ended March 31, 2023 and at an average rate of Rs. 74.40 for the year ended March 31, 2022. For balance sheet items, we have translated at a closing rate of Rs. 82.18 as of March 31, 2023 and at a closing rate of Rs. 75.91 as of March 31, 2022. We have stated equity accounts at their historical rates. We make no representation that the Indian rupee amounts or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Indian rupee amounts, as the case may be, at any particular rate or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In this Annual Report, unless otherwise specified, all references to “$,” “USD” and “dollars” mean United States dollars.

This Annual Report includes our audited annual consolidated financial statements, or the “Financial Statements.” Our audited consolidated financial statements as of and for the years ended March 31, 2023 and March 31, 2022 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, the independent, private-sector body that develops and approves IFRS, and Interpretations issued by the International Financial Reporting Interpretations Committee, or IFRIC. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

ii

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

iii

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

●

We may fail to realize the benefits expected from our entry into the fintech market and the 51% stake in Sri Sai Cable and Broadband Private Limited in Telangana, India or those benefits may take longer to realize than expected.

●	Given the nature of the markets in which we operate, our revenues and expenses are difficult to predict, which increases the likelihood that our results could fall below the expectations of investors and market analysts, which could cause the market price of our common shares to decline;

●	Defects or malfunctions in our platform could hurt our reputation, sales, and profitability;

●	Our four million user base calculation is based assumptions that may not be accurate;

●	Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business;

●	We face risks related to the storage of customers’ and their end users’ confidential and proprietary information;

●	There can be no assurance that our securities, including our common shares, will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions;

●	Our platform which may never become sufficiently successful;

●	We may not obtain or be able to adequately protect our intellectual property rights;

●	An economic slowdown or factors that affect the economic health of the United States, India or these industries may adversely affect our business;

●	Liability issues are inherent to the healthcare industry and insurance is expensive and difficult to obtain;

●	If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence;

●	We will need to increase the size of our organization and may experience difficulties in managing growth;

●	We depend and will continue to depend on key existing and future personnel;

●	We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business;

●	We operate in a highly competitive industry;

●	Our product testing and operations up to this point are limited;

●	Our success depends on our ability to recruit and retain experienced therapists;

●	We rely on third-party systems and service providers, and any disruption or adverse change in their businesses could have a material adverse effect on our business;

●	We rely on the value of our brand, and any failure to maintain or enhance consumer awareness of our brand could have a material adverse effect on our business, financial condition and results of operations;

●	We may not be successful in implementing our growth strategies, pursuing strategic partnerships, acquisitions and investments, and future partnerships, acquisitions and investments may not bring us anticipated benefits;

●	If we are unable to continue to identify and exploit new market opportunities, our future revenues may decline;

●	Difficult market conditions, economic conditions and geopolitical uncertainties could adversely affect our business by negatively impacting our future revenues in the markets in which we offer services;

●	Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance;

●	Infrastructure in India may not be upgraded in order to support higher internet penetration, which may require additional investments by and expenses for us;

●	Our results of operations are subject to fluctuations in currency exchange rates;

●	We may not be able to obtain additional financing on terms that are acceptable or at all, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements;

●	Any significant disruption in service on our platform or in our computer systems, or any technology failures experienced while developing and enhancing our software could prevent us from using our platform, reduce the attractiveness of our platform or result in a loss of borrowers or investors;

●	An inability to adapt our business effectively to keep pace with a rapidly evolving business environment could have a material adverse effect on our business, financial condition and results of operations;

●	We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules; as a result, may rely on exemptions that provide fewer protection to shareholders compared to other companies;

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations;

●	Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

●	Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and we are subject to risks associated with our business partners and other third parties;

●	We do not plan to pay dividends in the foreseeable future;

●	A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India;

●	A slowdown in economic growth in India could cause our business to suffer;

●	The economy in India is susceptible to events such as terrorist attacks, other acts of violence, natural disasters or pandemics, which may result in a reduction in online transaction volumes impacting our business profitability;

●	Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India, which may adversely affect our results of operations, financial condition and financial performance;

●	Our business and activities are regulated by The Competition Act, 2002;

●	As a result of being a “foreign private issuer,” we may not provide you with the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult to evaluate our performance and prospects;

●	Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval;

●	The increased costs, regulations and management time resulting from being a newly public company could lower our profits or make it more difficult to run our business;

●	The market price of our securities may be volatile, which could cause the value of your investment to decline;

●	Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline;

●	As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder;

●	BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests;

●	The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law;

●	As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards;

●	We may be or may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors;

●	The reduced disclosure requirements applicable to “emerging growth companies” may make our common shares less attractive to investors.

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

Risks Related to our November 2022 Private Placement of Convertible Notes and Warrants

The holder of our convertible notes issued in November 2022 may, at its option, at any time, convert its convertible notes into, or exercise its warrants for, common shares based on agreed-upon formulas. Any such conversion or exercise will result in significant dilution to our shareholders.

Our shareholders may experience significant dilution as a result of our issuance of common shares pursuant to the convertible notes and warrants issued in November 2022. The conversion price for the convertible notes s will initially be equal to $1.044 and is subject to adjustment upon an event of default as well as customary anti-dilution provisions. The warrants are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the warrants and will expire on the five year anniversary of the date of issuance. The issuance of material amounts of common shares by us pursuant to the conversion or exercise, as applicable, of these securities would cause our shareholders to experience significant dilution in their investment in our company.

The convertible notes and the warrants have anti-dilution provisions triggered by the issuance of our common shares and securities convertible or exercisable for common shares at prices below the then-current conversion price for such convertible notes or the then-current exercise price of such warrants. Any such adjustments would increase the number of common shares issuable upon conversion or exercise of such securities, as the case may be, and increase the dilutive effect of such securities on our current shareholders.

The conversion price for the convertible notes will initially be equal to $1.044. The holder of convertible notes has the option, at any time and for any amount of such convertible notes, to convert convertible notes at an Alternative Conversion Price that is the lower of the conversion price in effect, or at a 90% discount to the then-VWAP of our common shares, but in no event less than the conversion floor price of $0.174. Pursuant to the terms of the warrants, the exercise price of the warrants will not be subject to adjustment if the Alternate Conversion Price of the convertible notes is lower than the exercise price of the warrants. In light of the fact that the Alternative Conversion Price can be 90% of the then-market price of our VWAP, the convertible notes are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The warrants have an initial exercise price of $0.957 per warrant. Both the conversion and exercise prices for the securities are subject to reduction upon the issuance of our common shares or securities exercisable or convertible for our common shares at a per share price below the then-current conversion price or exercise price, as applicable. In such event, the conversion prices or exercise prices as applicable, will be reduced in accordance with agreed-upon formulae. As a result of any such adjustment, the number of common shares issuable upon conversion or exercise, as applicable, of the foregoing securities will be increased, which will increase the dilutive effect of such securities on our shareholders.

Dilution may result from the issuance of common shares underlying the convertible notes under the Alternate Conversion Price, which provides for the conversion of the convertible notes at a discount to the market price at the time of conversion, which may negatively impact the price of our common shares.

The holder of convertible notes has the option, at any time and for any amount of such convertible notes, to convert convertible notes at an Alternative Conversion Price that is the lower of the conversion price in effect, or at a 90% discount to the then-VWAP of our common shares, but in no event less than the conversion floor price of $0.174. Based on this, it is likely that the holder of the convertible note will convert at the Alternate Conversion Price when the VWAP of our shares is below $1.16. Pursuant to the terms of the warrants, the exercise price of the warrants will not be subject to adjustment if the Alternate Conversion Price of the convertible notes is lower than the exercise price of the warrants. In light of the fact that the Alternative Conversion Price can be 90% of the lowest VWAP of our common shares in the 10 trading days prior to measurement, the convertible notes are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. Due to the floating nature of the conversion prices of the convertible notes, we do not know the exact number of common shares that we will issue upon conversion of the convertible notes; however, the maximum number of common shares that may be issued upon conversion of the convertible notes based upon the conversion floor price of $0.174 is 20,911,474, which is the total number of shares registered under the registration statement of which this prospectus forms a part.

If the holder of convertible notes converts such convertible notes and then sells the common shares received from such conversion, the price of our common shares may decrease due to the additional common shares in the market. This could allow the noteholder to receive greater amounts of common stock, the sales of which would further depress the price of our common shares. Further, under the Securities Purchase Agreement, the holder of convertible notes and warrants is allowed to have a short position in our securities, and may already have a short position in our securities. Shorting our common shares may further decrease the common share price, which could allow the noteholder to receive greater amounts of common shares, the sales of which would further depress the stock price.

The 4.99% beneficial ownership cap on the convertible notes and warrants does not prevent the holder of convertible notes and warrants from converting and selling some or all of the common shares it acquires and then converting or acquiring additional shares. Accordingly, the holder will be able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of our outstanding shares at a given time.

The agreements governing our indebtedness contain covenants that reduce our financial flexibility and could impede our ability to operate.

The agreements governing our indebtedness each impose significant operating and financial restrictions on us. These restrictions will limit our and our subsidiaries’ ability to, among other things:

●	incur or guarantee additional debt or issue disqualified stock or preferred stock;

●	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

●	make certain investments;

●	incur certain liens;

●	enter into transactions with affiliates;

●	merge or consolidate; and

●	transfer or sell assets.

In addition, such agreements subject us and our subsidiaries to covenants, representations and warranties. As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to fund our operations, compete effectively or to take advantage of new business opportunities. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision. In the event our lenders or holders of the Convertible Notes accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness or if we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Risks Related to Our Business and Industry

We may fail to realize the benefits expected from our entry into the fintech market and the 51% stake in Sri Sai Cable and Broadband Private Limited in Telangana, India or those benefits may take longer to realize than expected.

The Company recently acquired a 51% stake in Sri Sai Cable and Broadband Private Limited in Telangana, India (the “Acquisition”) and launched its payments gateway for Indian consumers, through payments gateway offerings to businesses in the Indian cable and broadband sector. The anticipated benefits we expect from the Acquisition and Platform are based on projections and assumptions, which may not materialize as expected or which may prove to be inaccurate. We may not realize the anticipated benefits within the anticipated time frame, or at all. The challenges involved in the commercial success of the Platform, which will be complex and time-consuming, include the following:

●	significant issues with the acquired technology, security, product architecture and legal, regulatory and contractual compliance, among other matters that our due diligence process may have failed to identify;

●	difficulties entering new markets and integrating new technologies in which we had no or limited direct experience prior to the Acquisition;

●	our ability to comply with new and complex regulatory regimes and compliance standards applicable to the Platform;

●	our ability to continue to fund the development and commercialization of the Platform;

●	technical or other difficulties faced by our aesthetic practice customers when using the Platform, which may negatively impact our existing or future customer relationships;

●	limiting exposure to data and security breaches of consumer personal information used by the Platform;

●	retaining and managing existing relationships with the Platform’s customer base;

●	expanding sales and marketing efforts to effectively position the Company and expand its customer base;

●	the Platform’s ability to foster loyalty between practices and their consumers;

●	evolving law relating to patent eligibility for patents related to computer-related inventions (e.g. software, business methods, computer security, database and data structures, computer networking, and graphical user interfaces) may be relevant to the scope of protection available for the Platform;

●	entry of competitors to the market, including those with greater resources, experience and name recognition; the timing of development and release of new products, features and functionality and pricing by competitors; our ability to adapt to technological advancement in comparison to our competitors;

●	changes in user preferences and growth or contraction in the addressable market; and

●	minimizing the diversion of management’s attention from other important business objectives.

Our future success depends, in part, upon our ability to manage our expanded and distinct business segments, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs, regulatory requirements and complexity. If we do not successfully manage these issues and other challenges inherent in integrating and expanding an acquired business of the size and complexity of the Acquisition and Platform, then we may need to alter our commercial strategy, we may not achieve the anticipated benefits of the Acquisition and our revenue, expenses, operating results and financial condition could be materially adversely affected.

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

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4 users per household in India and the assumptions we used to determine these figures may not be accurate.

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4 users per household in India. The conversion rate of 4.6 users per household was supported by the Database on Household Size and Composition 2021 released by the Department of Economic and Social Affairs of the United Nations.1 Our estimates of household size and the number of users are based upon historical cable industry practices for measurement of user data. For example, according to the Universe Update Report released by Broadcast Audience Research Council of India in 20202, the number of average users per household in 2020 was 4.45. Although we believe the figures in the industry report are reasonable, there can be no assurance that the assumptions we used are accurate and therefore the number of the members per household may not be equal to the number of our active users. As a result, the number of our actual active users could be less than four million.

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

[1]	Available at: https://population.un.org/Household/index.html#/countries/356

[2]	Available at: https://www.barcindia.co.in/whitepaper/barc-india-tv-universe-estimates-2020.pdf

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

Our revenues are highly dependent on clients primarily located in the India, as well as on clients concentrated in certain industries/sub-region; therefore, an economic slowdown or factors that affect the economic health of the India or these industries/ sub-region may adversely affect our business.

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

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to its financial statements that could not be prevented or detected on a timely basis. We identified material weaknesses in connection with our (i) entity-level controls, (ii) information technology general controls and segregation of duties, (iii) accounting for significant transactions and (iv) control of subsidiaries and related documentation. This resulted from a lack of necessary business processes, internal controls, record retention policy, and adequate number of qualified personnel within our accounting function.

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

The functional currency of Lytus India, our key operating subsidiary, is the Indian Rupee. Our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

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

Risks Related to Ownership of our Common Shares

There can be no assurance that our securities, including our common shares, will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our common shares commenced trading on The Nasdaq Capital Market on June 15, 2022. To continue listing our common shares on Nasdaq, we are required to demonstrate compliance with Nasdaq’s continued listing requirements, particularly the requirement to maintain a minimum $1.00 bid price per share. On March 24, 2023, we received a letter from the Nasdaq Listing Qualifications Staff (“Nasdaq”) notifying us that we were not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our common shares for the 30 consecutive business days before March 24, 2023, we did not meet the minimum bid price requirement. The letter did not impact our listing on the Nasdaq Capital Market and, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided 180 calendar days, or until September 20, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2).

If the Company does not regain compliance with Rule 5550(a)(2) by September 20, 2023, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period, for example, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq would notify the Company that its securities would be subject to delisting. In the event of such a notification, the Company may appeal the Nasdaq staff’s determination to delist its securities. There can be no assurance that the Company will be eligible for the additional 180 calendar day compliance period, if applicable, or that the Nasdaq staff would grant the Company’s request for continued listing subsequent to any delisting notification.

Additionally, we cannot assure you that we will be able to meet Nasdaq’s other continued listing standards. We currently do not have three audit committee members, in violation of Nasdaq’s rules. If our common shares are delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●	determination that our common shares and/or warrants are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our common shares remain listed on Nasdaq, our common shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on Nasdaq and therefore not “covered securities”, we would be subject to regulation in each state in which we offer our securities.

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

Our officers, directors, and 5% or greater shareholders, in the aggregate, beneficially own approximately 79.51% of our outstanding common shares. Specifically, Dharmesh Pandya, our chief executive officer and director, in the aggregate, beneficially owns 70.98% of our outstanding common shares, which allows such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors, and 5% or greater shareholders possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval.  In addition, this concentration of ownership and voting power may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Major Shareholders and Related Party Transactions—Major Shareholders” for more information.

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

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. 39,342,759 of our common shares are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any common shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with certain limitations. All remaining common shares, which are currently held by our existing shareholders, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If any existing shareholders sell a substantial amount of common shares, the prevailing market price for our common shares could be adversely affected. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the common shares subject to any lock-up agreements to which they are subject. As restrictions on resale end, the market price of our common shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004, as amended (the “BVI Act”), and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

As an exempted British Virgin Islands company listed on the NASDAQ Capital Market, we are subject to the NASDAQ Stock Market corporate governance listing standards. However, the NASDAQ Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the NASDAQ Stock Market corporate governance listing standards. For instance, we are not required to:

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

On March 19, 2020, we entered into a share purchase agreement with Lytus Technologies Private Limited (“Lytus India”) and the shareholders thereof, pursuant to which we acquired 15,000 shares, representing all of the equity share capital of Lytus India for a purchase price of Rs.150,000 (approximately $2,000). We acquired Lytus India from Nimish Pandya, the brother of our Chief Executive Officer at face value per share.

We had acquired Global Health Sciences Inc. on October 30, 2020, pursuant to which we acquired 75% of the equity interest in GHSI. However, the business was not aligned to our goal and objective, the Board determined that it no longer in control of the Company. Our board of directors has assessed the element of control and the risk exposure and has concluded that the loss of control is effective from March 1, 2023.

On January 1, 2023, we acquired 100% equity of Lytus Technologies, Inc. (“Lytus Inc.”), a Delaware corporation, for general corporate purposes. At present, Lytus Inc. has no business activities.

Our principal executive offices in India are located at Business Center 1, M Floor, The Meydan Hotel, Nad Al Sheba, Dubai, UAE, and our telephone number is (284) 494-2810. Our website address is www.lytuscorp.com. The information on or accessed through our website is not incorporated in this Annual Report. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

We are a growing platform services company and currently have more than four million active users located all across India.1 Our business model consists primarily of (a) distribution of linear content streaming/telecasting services and (b) development of technology products, namely, telemedicine. On the basis of approximately 1 million subscriber connections, we have subscriber strength of more than four million active customers. As per the Michael Bauer Research Report2, the average households’ size in India was 4.6 people per household, as of the most recent report in 2019.

The Company has acquired Sri Sai business and has modified its earlier arrangement, so as to streamline its financial obligations and commitments and has obtained higher control on the operational activities and policies of its subscriber business. Refer to Note 23 for further details.

The Lytus platform provides our customers with a one-stop site with the access to all of the services provided by us. We believe our strong customer service, access to an extensive fiber optic network infrastructure, and significant market presence position us as a service provider of choice and provide us with an advantage to offer our online products. Our business model is based on shared core competencies and capabilities, with our subscriber base as our biggest asset. We intend to benefit from India’s e-commerce boom and the recent tele-medicine regulation. Presently, the management of Lytus is making the key decisions regarding Lytus Health; however, going forward, we will hire experienced personnel in the telemedicine field in the United States, which we believe will help us create a profitable and sustainable business model with rapid growth prospects. The business of telemedicine in USA shall be reformatted in Lytus Health. Through the Company’s deconsolidation of GHSI and acquisition of Sri Sai and Lytus Health, the Company has made its organizational structure more efficient, both operationally and from a cost perspective.

We have scaled and intend to continue to scale our platform through the pursuit of selective acquisitions. We believe our acquisitions of subscribers from Lytus India have expanded our distribution capabilities and broadened our service offerings. We have aggregated customers from several service providers and other businesses by bringing them to the Lytus platform. We provide services to our customers through access to a network of 5,000 kilometers of deployed fiber and broadband infrastructure in accordance with our service agreement with our partner.

We are focused on consolidating our subscriber base for future technology services, such as telemedicine and healthcare services and at the same time, develop our technology platform for a better service experience. The technology services will be provided through our proprietary unified technology platform. Presently, we provide streaming and internet services through our platform. We are simultaneously working to strengthen its platform services, including advancing its platform with the state-of-art technology.

1	Calculation based upon approximately 1 million paid home subscribers which based on industry standards translates to more than 4 million viewers on an average of 4.6 viewers per household in India. Source: United Nations, Department of Economic and Social Affairs, Population Division (2021) — Database on Household Size and Composition 2021. Available: https://population.un.org/Household/index.html#/countries/356

2	https://www.arcgis.com/home/item.html?id=6cf22970ea8c4b338a196879397a76e4

Streaming and Telecast

Lytus India provides technology enabled customer services, which includes streaming and content services. The present software is being further upgraded to support the unified and integrated platform through which it shall provide multi-dimensional services such as MedTech IOT (IOT refers to the Internet of Things).

In India the regulation does not differentiate between telecasting and streaming as long as the streaming is done in IPTV format. Lytus has the expertise and has plans to offer additional value added services such as MedTech IOT, by upgrading the existing cable networks for Sri Sai Cable Network. The upgrade primarily consists of deploying Fiber to the Home (“FTTH”), Gigabit Passive Optical Networks (“GPON”) and changing the existing STB/CPE. On July 24, 2023, the Company announced its commencement of IPTV and broadband business and Fintech business.

Along with a strong India focus, we plan to grow our international presence in regions such as Africa, Indonesia, UK, the Middle East and the United States.

Remote Healthcare

The Company business plan for remote healthcare is expected to commence by November 2023. Our initial plan is to reformat the remote healthcare business in Lytus Health. Our Lytus Health business intends to focus on remote patient monitoring devices. We expect that these devices installed at the homes of the patients of participating physicians practices will be sourced from various HIPAA and FDA compliant vendors and will have the monitoring and reporting software pre-installed in them. Lytus Health currently has not developed any proprietary software that is deployed with patients in the United States.

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

Recent Developments

Private Placement of Convertible Notes and Warrants

On November 9, 2022, we entered into a securities purchase agreement with a certain accredited investor as purchaser. Pursuant to the securities purchase agreement, we sold, and the investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes and warrants.

The convertible notes were issued with a conversion price at a 20% premium to the most recent closing price, an original issue discount of 10%, do not bear interest, and mature twelve months from the date of issuance. The convertible notes are convertible into our common shares, par value $0.01 per share (“Common Shares”), at a conversion price per share of $1.044, subject to adjustment under certain circumstances described in the convertible notes.

The warrants are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the warrants. The holder of convertible notes has the option, at any time and for any amount of such convertible notes, to convert convertible notes at an Alternative Conversion Price that is the lower of the conversion price in effect, or at a 90% discount to the then-VWAP of our common shares, but in no event less than the conversion floor price of $0.174. Pursuant to the terms of the warrants, the exercise price of the warrants will not be subject to adjustment if the Alternate Conversion Price of the convertible notes is lower than the exercise price of the warrants. In light of the fact that the Alternative Conversion Price can be 90% of the then-market price of our VWAP, the convertible notes are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies.

In connection with the issuance of the convertible notes and warrants, we granted certain registration rights to the selling shareholder requiring us to register the underlying common shares.

Secured Business Loans

The Compay has obtained business loans on July 14, 2023 from Balanced Management, LLC of $350,000, by pledging Dharmesh Pandya shares to the extent of 1,500,000. The total repayment amount is $472,500, with weekly payment of $19,672.

Acquisition of Sri Sai

We have established a strong customer base and obtained significant market share through our acquisition of Sri Sai, a long-standing cable services company in India. Sri Sai is a licensed Multi System Operator (MSO) in the business of telecasting/streaming of broadcast channels (both owned as well as redistributed) to subscribers for a subscription charge depending upon the services and content chosen by the subscriber. Sri Sai also owns and operates fiber optic cable networks with offices across the country in various major cities.

The Company has modified its earlier arrangement, and has acquired 51% equity stake in Sri Sai, so as to streamline its financial obligation and commitment and to have higher control over the operational activities of its subscriber business. Refer to Note 23 for further details.

The Company obtained control of the business affairs of Sri Sai on April 1, 2022. Hence, the effective date of acquisition shall be determined to be April 1, 2022. Reachnet, or the erstwhile partner, has mandated the modification of the terms should be on April 1, 2022. Hence, the effective date of modification shall be determined to be April 1, 2022

The summarized financial statements as of March 31, 2023 and March 31, 2022, applying the new accounting policy prospectively.

Extract from Financial Statements	As at March 31, 2022	Adjustments	As at April 1, 2022	As at March 31, 2023

Assets items
Non-current assets
Intangible (Customer Acquisition, net of amortisation)	35,186,496	(35,186,496)	-	-

Deferred tax assets	537,915	(537,915)	-	-

Current assets
Other receivables	50,939,090	(50,939,090)	-	-

Total of assets	86,663,501	(86,663,501)	-	-

Liabilities Items
Non-current liabilities
Customer Acquisition List Payable, net of current portion	(29,146,665)		-	-
Less: Part Payment made towards Customer Acquisition	(395,209)		-	-
Net of payments	(28,751,456)	28,751,456	-	-

Deferred tax liability	(2,297,717)	2,297,717

Current liabilities
Other financial liabilities
Interest on tax payable	(845,791)	845,791

Other current liabilities:
CSR expenses payable	(206,619)		-	-
Statutory liabilities	(7,790,691)	7,997,310	-	-

Customer acquisition payable	(29,146,665)	29,146,665

Current tax liability	(3,305,308)	3,305,308

Total of liabilities	(72,344,247)	72,344,247	-	-

Net balances adjusted		(14,319,254)	-	-

Retained earnings (refer to Consolidated Statement of Changes in Equity))	12,148,403	(14,319,254)	(2,170,851)	4,518,954

1	On August 11, 2022, the erstwhile partner had executed Agreement for Acquisition with Shareholders of Sri Sai wherein the erstwhile partner had made payment of INR 50 million to the shareholders of Sri Sai as part payment. Upon payment of full consideration, the erstwhile partner would have acquired 51% shareholding of Sri Sai and Sri Sai would have become subsidiary of the erstwhile partner. Prior to actual payment of full consideration, the erstwhile partner assigned its interest to Lytus India under Deed of Assignment agreement dated December 12, 2022 and adjusted the part payment made by the Company to the erstwhile partner as payment made for the acquisition of Sri Sai. Therefore, the company management believes that it has acquired 51% shareholding of Sri Sai, a proposed subsidiary of the erstwhile partner.

In pursuant to the acquisition of Sri Sai, our payment obligations totals to $10 million, consisting of:

●	$1 million, which has been paid to the shareholders of Sri Sai by the erstwhile partner (Reachnet) and is credited to Lytus India, as partial payment for the 51% equity interest in Sri Sai;

●	$1.5 million, which was paid on March 31, 2023 to the shareholders of Sri Sai, for the remaining amount due to such shareholders, in consideration for our 51% equity interest in Sri Sai; and

●	$7.5 million, which is payable, in accordance with the terms of the Sri Sai Agreement, as capital infusion for capital expenditures, in the form of convertible debentures to be issued by Sri Sai, the first of which shall be approximately $4.5 million payable on or around April 30, 2023, subject to obtaining regulatory approval.

The source of funding for the $10 million to fulfil the Deed of Assignment and the Share Purchase Agreement obligation shall be on the basis of the Convertible Notes signed with Walleye Opportunities Master Fund Ltd.

As a result of the Modification Agreement and the Deed of Assignment, we own and directly control the operating core assets that impact income received from subscribers, including fiber optic network, the subscriber management system, local operator network, and others. We have streamlined our processes and the acquisition of Sri Sai ensures that we would be in direct control over the Board of Sri Sai, operations, and related policies that is necessary to run the operations of the subscriber business.

Business Objective

We have scaled and intend to continue to scale our platform through the pursuit of selective acquisitions. We believe our acquisitions of subscribers from Lytus India have expanded our distribution capabilities and broadened our service offerings. We have aggregated customers from several service providers and other businesses by bring them on to the Lytus platform. We provide services to our customers through access to a network of 5,000 kilometers of deployed fiber and broadband infrastructure in accordance with our service agreement with our partner. Since our inception we have consistently expanded our network capabilities and offerings while growing our customer base.

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

Telemedicine

GHSI was formed in 2020 and had no business operations prior to our acquisition. On October 30, 2020, we entered into a share purchase agreement to acquire 75% of the equity interest in GHSI. After the completion of acquisition, the GHSI management team was brought in and integrated with our previous management. We also acquired contracts from GHSI that we believe are important to our business. GHSI’s telemedicine service aims to provide management and technology solutions to hospital networks, university medical schools, physician networks and individual practices in the United States Its proprietary delivery platform uses digital communication technologies using medical monitoring devices, video capabilities and data capture methodologies. The platform also uses AI Ecosystem Assets including Conversational Computing, Intelligent Robotic Process Automation (iRPA), and Machine Learning (ML). This platform is currently rolled out in New Jersey, Illinois, Florida and Texas with approximately 125 medical physicians using our system for approximately 3,000 users via hospital and clinic networks. However, this business’ revenue has substantially decreased as a result of technological hurdles from an OEM. In response to this decrease, we plan to develop a proprietary software for our telemedicine business in India and the United States. If such development is unsuccessful, we plan to look into acquiring a telemedicine software company based in India. The Company has deconsolidated GHSI with effect from March 1, 2023.

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

Key Market Trends

Increasing Adoption Of Smart Devices Across Internet of Things (“IoT”) Ecosystems5

●	According to the Internet and Television Association’s estimates, by 2020, the number of IoT-connected devices is expected to reach 50.1 billion from 34.8 billion in 2018, due to the integration of connectivity competence in a large number of devices and applications, and the development of various networking protocols that have advanced the growth of the consumer IoT market across various end-user industries.

●	Increasing internet penetration can also be termed as a contributing factor to the widespread expansion of IoT enabled consumer electronics, such as smart TV in India. Bain and Company’s ‘Unlocking Digital for Bharat: USD 50 billion Opportunity’ report read, “India has the second-highest active Internet users, with about 390 million residents who use the web at least once a month.

●	The increasing prominance of smart TV in the IoT ecosystem owing to features like ambient intelligence and automatic user assistance, along with the rising disposable income of India’s population, is further boosting the market growth potential.

Internet Protocol Television (IPTV) Expected to Boost the Market Growth6

●	Video on demand (“VoD”) is one of the dynamic features offered by Internet Protocol TV. VoD provides users with a menu of available videos from which to choose. VoD has gained a huge amount of popularity in the recent past, resulting in increased adoption rates of Smart TVs. Moreover, with increasing smartphone penetration and lower data tariffs, VoD services through Over–The–Top (“OTT”) media platforms are growing in India.

●	OTT and IPTV are increasing broadband penetration and changing content consumption behaviors in the India region. Rapid urbanization, which stands at 33% in India, and the increase in spending power is playing a significant role in the adoption of IPTV in the households.

●	Indian government initiatives towards digital transformation such as digitization of cable TV and Direct-to-Home (DTH) services are also favoring the adoption of IPTV in the country. The IPTV scenario in India is changing as a result of the advent of the network services provider. The demand for mobile-based IPTV services is expected to increase in the region.

[5]	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?

[6]	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?

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

The Indian media and entertainment industry is expected to reach approximately Rs.307,000 core ($43.93 billion) by 2024. The media and entertainment industry is set to grow at a compound annual growth rate (CAGR) of 13.5 percent from 2019 to 2024. In 2019, major segments were television, print and films with a market size of Rs.713 billion ($10.22 billion), Rs.333 billion ($4.76 billion) and Rs.185 billion ($2.62 billion), respectively. They are projected to reach Rs.1,025 billion ($14.67 billion), Rs.375 billion ($4.76 billion) and Rs.228 billion ($3.26 billion), respectively in 2022. Based on this, the Indian television market has an opportunity to provide service to over 50 million homes, given that 197 million homes out of the total 240 million households in India have TV sets as of 20189.

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

In order to establish our customer base, we have acquired the business of Sri Sai, a licensed service provider and has agreed to provide streaming services to these customers. These customers are primarily located in the following metros in India: Mumbai, Hyderabad, Calcutta, New Delhi and Allahabad.

Our revenues are principally derived from the recurring monthly fees customers pay for our services. We typically charge a one-time installation fee. We believe that offering a wide variety of video programming choices influences a customer’s decision to subscribe and retain our streaming services. We obtain basic and premium programming, usually pursuant to written contracts from a number of suppliers. Media corporation consolidation has, however, resulted in fewer suppliers and additional selling power on the part of programming suppliers.

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

Self-monitoring for diagnosis requires infrastructure for an effective and efficient communication equipment and distribution network. We believe that our streaming and telecast services customer base and access to a significant fiber infrastructure, positions us well to deliver telemedicine services to over approximately 1.8 million households. The aggregated customer base of over four million individuals will be offered telemedicine services as well as telemedicine devices and products to enhance the quality of healthcare services offered.

Other business opportunities:

On July 20, 2023, the Company announced the launch of its IPTV and Broadband services to its customers in India and has invested in IPTV headends which is equipped with the latest technology to deliver quality content to its subscribers. The Company has also secured IPTV content from broadcasters. Further, on a separate note, on July 24, 2023, the Company announced its foray into Fintech space, with the launch of a new payment gateway in India.

Competition

As a unified platform services company, individual segments of our business face competition from other services providers that operate in India.

Our streaming business typically faces competition from the following service providers:

Hotstar

Hotstar, (now Disney+ Hotstar), is the most subscribed to OTT platform in India, owned by Star India as of 2018, with around 150 million active users and over 350 million downloads. According to Hotstar’s India Watch Report 2018, 96% of watch time on Hotstar comes from videos longer than 20 minutes, while one–third of Hotstar subscribers watch television shows.13

Netflix in India

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
Advertising Media & Marketing News — exchange4media. Available: https://www.exchange4media.com/digital-
news/video-ott-revenue-in-india-expected-to-reach-rs-13-800-crore-by-fy-2023-92262.html

[14]	“Video OTT revenue in India expected to reach Rs 13,800 crore by FY 2023 — Exchange4media”. Indian
Advertising Media & Marketing News — exchange4media. Available: https://www.exchange4media.com/digital-
news/video-ott-revenue-in-india-expected-to-reach-rs-13-800-crore-by-fy-2023-92262.html

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

Employees

As of March 31, 2023, we had three full-time employees and five part-time employees. Our employee headcount decreased substantially as a result of the deconsolidation of DDC from our company. See Note 24 of the financial statements included herein for more information.

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

As of March 31, 2023, we have applied for one trademark for the name “Lytus”, and for two domain names in India and overseas.

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

C. Organizational Structure

The following diagram illustrates our organizational structure (including the jurisdiction of formation or incorporation of the various entities):

D. Property, Plants and Equipment

Our principle executive office is located at Business Center 1, M Floor, The Meydan Hotel, Nad Al Sheba, Dubai, UAE. All of our facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our material, tangible fixed assets, including facilities leases follows:

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations for the years ended March 31, 2023 and 2022 in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Company Overview

We are a growing platform services company primarily providing content streaming/telecasting services with over four million active users located all across India.15 Our Lytus platform provides a wide range of streaming services and telemedicine services with local assistance through local Health Centers. Through our platform, our customers are well connected via CPE devices/STBs and have access to multi-dimensional services including telemedicine service we place to offer in the future.

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

We intend to benefit from India’s e-commerce boom and the recent tele-medicine regulation through the acquisition of Sri Sai and Lytus Health. We will recruit management teams of Sri Sai and Lytus Health having many years of pioneering experience in IPTV business and telemedicine in India and USA, which we believe will help us create a profitable and sustainable business model with rapid growth prospects. We believe that our deep understanding and local expertise have enabled us to create solutions that address the needs and preferences of our consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of our success.

Key Factors For Our Performance

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

[15]	Calculation based upon approximately 1 million paid home subscribers which based on industry standards translates to more than 4 million viewers on an average of 4.6 viewers per household in India. Source: United Nations, Department of Economic and Social Affairs, Population Division (2019) — Database on Household Size and Composition 2019. Available at https://population.un.org/Household/index.html#/countries/356.

●	Number of Subscribers: our revenue growth and long-term profitability are affected by our ability to increase our subscriber base because we derive a substantial portion of our revenue from streaming services and via client contracts that provide subscribers access to our Lytus platform in exchange for a contractual based monthly fee. Revenue is driven primarily by the number of subscribers, the number of services contracted for by a subscriber and the contractually negotiated prices of our services and online content that is specific to that particular subscriber. We believe that increasing our subscriber base is an integral objective that will provide us with the ability to continually innovate our services and support initiatives that will enhance subscriber experiences and lead to increasing or maintaining our existing annual net dollar retention rate. The number of subscribers pertaining to Sri Sai business are 877,318 for the year ended March 31, 2023. Whereas the number of subscribers with the erstwhile partner is 1,904,450 for the year ended March 31, 2022. The decrease in subscribers was primarily driven by the modification of the earlier arrangement. Our Board believes that modification of the earlier arrangement has been advantageous for the Company.

●	Cluster of customized online content: the Lytus platform provides an opportunity to customize the online content to meet the needs of that particular subscriber. We plan to form partnership with other companies to develop our telemedicine business and entertainment and education online content. Revenues arising from this segment will be driven primarily by the customizable content formats aligned with the customer satisfaction. We believe that increasing our current subscriber utilization rate is a key objective in order for our subscribers to realize tangible healthcare savings with our service.

Year ended March 31, 2023 compared to year ended March 31, 2022

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

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial rights	5-10 years

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

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.”

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

Deferred offering costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. The Company has no deferred offering costs for the year ended March 31, 2023. As of March 31, 2022, the Company had deferred offering costs of $34,165.

Revenue from Contract with Customers and Other Income

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming/telecasting, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

During the fiscal year ended March 31, 2023, we had a total income of $19,393,329, which was comprised of Revenue from Contract with Customers of $19,008,184 and other income of $385,145, whereas during the fiscal year ended March 31, 2022, we had a total income of $16,356,163, which was comprised of Revenue from Contract with Customers of $50,630 and other income of $16,305,5331.

The overall increase of $3,037,166 or 19%, which is primarily comprised of (a) incremental Revenue from Contract with Customers by $19,008,184 or 100% arising from our acquisition of Sri Sai and corresponding decrease in telemedicine income by $50,630 or 100% on account of deconsolidation of GHSI; and (b) decrease in Other Income by $14,392,091 or 100% arising from modification of earlier arrangement and decrease in fair value gains on remeasurement of warrant liability by $1,464,823 or 98% and a decrease in sundry balances written back by $64,975 or 15%.

STATEMENT OF OPERATIONS DATA:	For the year ended 31 March 2023		For the year ended 31 March 2022		% of change
	$	%	$	%	$	%
Operating revenue	19,008,184	98%	50,630	0%	18,957,554	37443%
Other Income	385,145	2%	16,305,533	100%	(15,920,388)	-98%
Total Revenue	19,393,329	100%	16,356,163	100%	3,037,166	19%

[1]	Management believes that the income is correctly recognized as per the provisions of IFRS 15.9. Please refer to ASC 606-10-55-37A and IFRS 15.B35A, wherein Lytus India has the control for allocating “a right to a service to be performed by the other party (The erstwhile partner), which gives the entity (Lytus India) the ability to direct that party to provide the service to the customer on the entity’s behalf.” Further, for the fiscal year ended March 31, 2022, the earlier arrangement was still valid and applicable to the company. We believe that the announcement for the modification occurred after the date when the financial statements were authorized for issue, and we also believe that the said modification of earlier arrangement is a non-adjusting event and in continuation of the earlier contract.

Fair value gain on remeasurement of share warrant liability

Other Income of $0.02 million in respect of 0% Senior Convertible Notes is presented for the year ended March 31, 2023, compared to $1.49 million in respect of 7% Senior Promissory Notes is presented for the year ended March 31, 2022.

The outstanding warrants referred in Note 13A are recognized as a warrant liability on our balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of operations.

The revenue from contract with customers and other income consist of:

Disaggregated revenue information
Revenue from contract with customers	For the year March 31, 2023	For the year March 31, 2022	Change March 23 vs March 22
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	13,930,887	-	13,930,887	100%
Carriage /Placement Fees	3,406,204	-	3,406,204	100%
Advertisement Income	1,413,553	-	1,413,553	100%
Telemedicine service charges	-	50,630	(50,630)	100%
Activation fees	257,540	-	257,540	100%
Total revenue from contract with customers	19,008,184	50,630	18,957,554	37443%

Other income
Other income assignment fees	-	14,392,091	(14,392,091)	-100%
Fair value gains on remeasurement of warrant liability	22,766	1,487,589	(1,464,823)	-98%
Miscellaneous Income	1,501	-	1,501	100%
Sundry Balances written back	360,878	425,853	(64,975)	-15%

Total Other Income	385,145	16,305,533	(15,920,388)	-98%

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the year ended March 31, 2023, of $13,884,291, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $12,715,217, and Leaseline / Bandwidth charges of $1,091,700, whereas it has incurred costs of revenue for the year ended march 31, 2022 of $17,722 which is relating to modification of earlier arrangement.

The Costs of Revenue for the period ended March 31, 2023 has increased by 13,866,569 or 78245%, which is primarily comprised of an increase in Broadcaster / Subscription Fee by $12,715,217 or 100% and an increase in leaseline/bandwidth costs by $1,091,700 or 100%, both on account of acquisition of Sri Sai business, whereas, the costs of material consumed has decreased by $17,722 or 100% on account of modification of earlier arrangement.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

Cost of revenue	For the year March 31, 2023	For the year March 31, 2022	Change (USD)	Change (%)
	(In USD)	(In USD)
Cost of materials consumed	-	17,722	(17,722)	-100%
Broadcaster/Subscription Fees	12,715,217	-	12,715,217	100%
Lease Line/Bandwith charges	1,091,700	-	1,091,700	0%
Cable Hardware & Networking Exp.	28,129	-	28,129	100%
Ham Charges	3,156	-	3,156	100%
Activation fees	37,217	-	37,217	100%
Programming expenses	8,872	-	8,872	100%
	13,884,291	17,722	13,866,569	78245%

Staffing Expenses

For the fiscal year ended March 31, 2023, the most significant components of operating expenses were staffing expense, which was $555,591, consisting of salaries, benefits and bonuses, representing an increase by $244,697 or 79% from $310,894 in the fiscal year ended March 31, 2022. The increase was primarily due to acquisition of Sri Sai.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $833,079 for the fiscal year ended March 31, 2023, representing an increase of $760 or 0% from $832,319 in the fiscal year ended March 31, 2022. The marginal increase was primarily driven by expenses in connection with listing fees.

Amortization and depreciation costs were $696,224, for the fiscal year ended March 31, 2023, representing a decreaseof $ 11,198,294 or 94% from $11,894,518 in the fiscal year ended March 31, 2022. The decrease was primarily due to modification of earlier arrangement.

Other operating expenses was $2,267,265 for the fiscal year ended March 31, 2023, representing an increase of $1,793,863 or 379% from $473,403 in the fiscal year ended March 31, 2022. The increase was primarily due to expenses relating to Sri Sai business and loss on disposal of subsidiary.

Finance and other income

 Interest on tax refund were $19,123 for the fiscal year ended March 31, 2023, representing an increase of $19,123 or 100% from $0 in the fiscal year ended March 31, 2022. The marginal increase was primarily driven by acquisition of Sri Sai.

Finance and other cost

For the fiscal year ended March 31, 2023, the most significant components of finance expenses were share warrant expenses, which was $1,607,791, representing an increase of $44,880 or 3% from $1,562,911 in the fiscal year ended March 31, 2022. Other costs are as under:

Finance and other cost	For the period ending March 31, 2023	For the period ending March 31, 2022	Change (USD)	Change (%)
Interest on bank overdrafts, loans and other financial liabilities	328,449.00	427,745	(99,296)	-23%
Interest on lease liabilities	21,845.00	-	21,845	100%
Commission and other borrowings	122,000.00	66,000	56,000	85%
Collection charges	125,930.00	-	125,930	100%
Foreign exchange losses on borrowings	-	-	-	0%
Share warrant expenses	1,607,791.00	1,562,911	44,880	3%
Other costs - interest on tax payables	4,389.00	593,740	(589,351)	-99%
	2,210,404	2,650,396	(439,992)	-17%

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

We did not have any undisclosed off-balance sheet arrangements as of March 31, 2023 and March 31, 2022.

Trade Receivable

Assessment as to whether the trade receivables from Sri Sai business are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

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

 Please refer accounting policy relating to modification of earlier arrangement and acquisition of Sri Sai on Note 23, for assumptions and estimates.

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

Assessment as to whether the trade receivables and other receivables from The erstwhile partner are impaired

When measuring Expected Credit Loss (ECL) of receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

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

STATEMENT OF OPERATIONS DATA:	For the year ended 31 March 2023		For the year ended 31 March 2022
	$	%	$	%	$	%
Operating revenue	19,008,184	98%	50,630	0%	18,957,554	37443%
Other Income	385,145	2%	16,305,533	100%	(15,920,388)	-98%
Total Revenue	19,393,329	100%	16,356,163	100%	3,037,166	19%
Cost of revenue	13,884,291	1	17,722	0	13,866,569	78245%
Other operating expenses	2,267,265	12%	473,403	2%	1,793,863	379%
Legal and professional expenses	833,079	4%	832,319	4%	760	0%
Staffing expenses	633,979	3%	310,894	2%	323,085	104%
Depreciation and amortisation	696,224	4%	11,894,518	61%	(11,198,294)	-94%
Net income	1,078,491	6%	2,827,308	15%	(1,748,817)	-62%
Interest expenses	2,210,404	11%	2,650,396	14%	(439,992)	-17%
Interest income	19,123	0%	0	0%	19,123	100%
Income (loss) from continuing operations before income taxes	(1,112,790)	-6%	176,911	1%	(1,289,702)	-729%
Income tax	523,047	3%	579,946	3%	(56,899)	-10%
Net income after tax	(1,635,837)	-8%	-403,034	-2%	(1,232,803)	306%
Other comprehensive income
Items that may not be reclassified subsequently to income
Reclassification of defined benefit obligation	1,400		-		1,400	100%
Items that may be reclassified subsequently to income	-
Foreign currency translation reserves of subsidiaries, net of tax	16,022		753,427		(537,405)	-71%
Total comprehensive income for the period	1,421,215		350,393		1,070,822	306%
Attributable to:	-		0		-
Controlling interest	(2,190,732)		363,361		(2,554,093)	-703%
Non-controlling interest	769,517		-12,968		782,485	-6034%
Basic income per common share	(0.04)		(0.01)
Diluted income per common share	(0.04)		(0.01)

Revenue

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus Technologies Private Limited (“Lytus India”), our wholly-owned subsidiary incorporated in India, did not have significant operations during the fiscal year ended March 31, 2023 and during the fiscal year ended March 31, 2022. Lytus India has acquired Sri Sai that has active business operations and that meets the criteria (5 steps) for recognizing revenue from contracts with customers in pursuant to IFRS 15.

During the fiscal year ended March 31, 2023, we had a total income of $19,393,329, which was comprised of Revenue from Contract with Customers of $19,008,184 and other income of $385,145, whereas during the fiscal year ended March 31, 2022, we had a total income of $16,356,163, which was comprised of Revenue from Contract with Customers of $50,630 and other income of $16,305,5332.

The overall increase of $3,037,166 or 19%, which is primarily comprised of (a) incremental Revenue from Contract with Customers by $19,008,184 or 100% arising from our acquisition of Sri Sai and corresponding decrease in telemedicine income by $50,630 or 100% on account of deconsolidation of GHSI; and (b) decrease in Other Income by $14,392,091 or 100% arising from modification of earlier arrangement and decrease in fair value gains on remeasurement of warrant liability by $1,464,823 or 98% and a decrease in sundry balances written back by $64,975 or 15%.

The following table provides revenues separated by services for the years ended March 31, 2023 and 2022:

Disaggregated revenue information
Revenue from contract with customers	For the year March 31, 2023	For the year March 31, 2022	Change March 23 vs March 22
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	13,930,887	-	13,930,887	100%
Carriage /Placement Fees	3,406,204	-	3,406,204	100%
Advertisement Income	1,413,553	-	1,413,553	100%
Telemedicine service charges	-	50,630	(50,630)	100%
Activation fees	257,540	-	257,540	100%
Total revenue from contract with customers	19,008,184	50,630	18,957,554	37443%

[2]	Management believes that the income is correctly recognized as per the provisions of IFRS 15.9. Please refer to ASC 606-10-55-37A and IFRS 15.B35A, wherein Lytus India has the control for allocating “a right to a service to be performed by the other party (The erstwhile partner), which gives the entity (Lytus India) the ability to direct that party to provide the service to the customer on the entity’s behalf.” Further, for the fiscal year ended March 31, 2022, the earlier arrangement was still valid and applicable to the company. We believe that the announcement for the modification occurred after the date when the financial statements were authorized for issue, and we also believe that the said modification of earlier arrangement is a non-adjusting event and in continuation of the earlier contract.

Other Income/Application of IFRS 15

The following table presents other income (including fair value gains on warrant liability) for the years ended March 31, 2023 and 2022:

Other income
Other income assignment fees	-	14,392,091	(14,392,091)	-100%
Fair value gain on warrant liability	22,766	1,487,589	(1,464,823)	-98%
Miscellaneous Income	1,501	-	1,501	100%
Sundry Balances written back	360,878	425,853	(64,975)	-15%
	385,145	16,305,533	(15,920,388)	-98%

 Other Income of $0.04 million for the year ended March 31, 2023 and $16.30 million for the year ended March 31, 2022 is pertaining to the modification agreement with the erstwhile partner. Please refer to Note 23 for additional information.

The group has acquired approximately 1 million subscriber connections from a licensed streaming company (Sri Sai), effective from April 1, 2022

Fair value gain on remeasurement of share warrant liability

Other Income of $0.02 million in respect of 0% Senior Convertible Notes is presented for the year ended March 31, 2023, compared to $1.49 million in respect of 7% Senior Promissory Notes is presented for the year ended March 31, 2022.

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

Cost of revenue

The Company has incurred cost of revenue for the year ended March 31, 2023, of $13,884,291, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $12,715,217, and Leaseline/Bandwidth charges of $1,091,700, whereas it has incurred costs of revenue for the year ended march 31, 2022 of $17,722 which is relating to modification of earlier arrangement.

The Costs of Revenue for the period ended March 31, 2023 has increased by 13,866,569 or 78245%, which is primarily comprised of an increase in Broadcaster / Subscription Fee by $12,715,217 or 100% and an increase in leaseline/bandwidth costs by $1,091,700 or 100%, both on account of acquisition of Sri Sai business, whereas, the costs of material consumed has decreased by $17,722 or 100% on account of modification of earlier arrangement.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

Cost of revenue	For the year March 31, 2023	For the year March 31, 2022
	(In USD)	(In USD)
Cost of materials consumed	-	17,722	(17,722)	-100%
Broadcaster/Subscription Fees	12,715,217	-	12,715,217	100%
Lease Line/Bandwith charges	1,091,700	-	1,091,700	100%
Cable Hardware & Networking Exp.	28,129	-	28,129	100%
Ham Charges	3,156	-	3,156	100%
Activation fees	37,217	-	37,217	100%
Programming expenses	8,872	-	8,872	100%
	13,884,291	17,722	13,866,569	78245%

Staffing Expenses

For the fiscal year ended March 31, 2023, the most significant components of operating expenses were staffing expense, which was $555,591, consisting of salaries, benefits and bonuses, representing an increase by $244,697 or 79% from $310,894 in the fiscal year ended March 31, 2022. The increase was primarily due to acquisition of Sri Sai.

Amortization and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $833,079 for the fiscal year ended March 31, 2023, representing an increase of $760 or 0% from $832,319 in the fiscal year ended March 31, 2022. The marginal increase was primarily driven by expenses in connection with listing fees.

Amortization and depreciation costs were $696,224, for the fiscal year ended March 31, 2023, representing a decrease of $ 11,198,294 or 94% from $11,894,518 in the fiscal year ended March 31, 2022. The decrease was primarily due to modification of earlier arrangement.

Other operating expenses was $2,267,265 for the fiscal year ended March 31, 2023, representing an increase of $1,793,863 or 379% from $473,403 in the fiscal year ended March 31, 2022. The increase was primarily due to expenses relating to Sri Sai business and loss on disposal of subsidiary.

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

The following table presents details of other operating expenses:

	Year ended March 31, 2023	Year ended March 31, 2022	Change
	($)	($)	($)	(%)
Electricity charges	59,036	-	59,036	100)%
Repair & Maintenance expenses	129,987	-	129,987	100%
Business promotion expenses	3,508	-	3,508	100%
Operating lease rentals	15,327	339	14,988	4421%
Regulatory expenses	69,929	-	69,929	100%
Conveyance & Traveling expenses	112,111	13,819	98,292	711%
Security charges	5,150	-	5,150	100%
Commission charges	1,465,012	16,340	1,448,672	8866%
Credit Loss allowances	(120,544)		(120,544)	100%
CSR expenses	-	112,287	(112,287)	-100%
Loss on disposal of a subsidiary	192,776	225,098	(32,322)	-14%
Other operating expenses	334,973	105,520	229,454	217%
	2,267,265	473,403	1,793,863	379%

Income Taxes

During the fiscal year ended March 31, 2023, our income tax expense was $523,047, which includes current tax of $387,407 and deferred tax of 135,640, representing decrease of $56,899 or 10% from income tax expenses of $579,946 for the fiscal year ended March 31, 2022, which includes current tax of $1,117,861 and deferred tax of ($537,915). The decrease is primarily on account of modification of earlier arrangement, foreign exchange fluctuation and disposal of subsidiary.

Deferred tax related to the translations of foreign operations of Lytus India and Sri Saifrom INR to USD has been calculated at the rate of the jurisdiction in which subsidiaries are situated, i.e. in India (at the rate of 25.17%).

Intangible Assets and Goodwill

During the year ended March 31, 2023, we acquired a subscriber base of more than four million (i.e. nearly 1 million household connections) for consideration of $10,000,000 and the effective date for acquisition is April 1, 2022. We have also modified the earlier arrangement and the effective date for modification is April 1, 2022.

Contractual Obligations and Off-Balance Sheet Arrangements

On April 1, 2022, we have modified our earlier arrangement and the corresponding obligation to make payment to our erstwhile partner. We have offset the balances and the residuary balance is adjusted against the opening retained earnings. On April 1, 2022, same date as the modification date, we have acquired Sri Sai business and our commitment towards Sri Sai business is $7,500,000 which would be payable for expansion of Sri Sai business.

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

Foreign Currency Exchange Rate Risk

As a result of our operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. Our functional currency is the U.S. dollar and the functional currency of Lytus India, Sri Sai and DDC (deconsolidated on April 1, 2021), which generate the majority of our revenue, is the Indian Rupees (“INR”). The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the Rupee depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported exchange difference on foreign currency translation of subsidiaries, net of tax of $216,022 for the year ended March 31, 2023 and $753,427 for the year ended March 31, 2022.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources:

Year ended March 31, 2023 and year ended March 31, 2022

The components of cash flows are discussed below:

	Year ended March 31, 2023	Year ended March 31, 2022
Net cash provided by operating activities	$1,153,335	$(577,367)
Net cash used in investing activities	(12,920,014)	(166,721)
Net cash provided by financing activities	11,655,402	746,240
Cash acquired in business combination (refer note 23)	432,138	-
Adjustment for deconsolidation of subsidiary (refer note 24)	(7,601)	(19,538)
Exchange rate effect on cash	(10,201)	2
Net cash inflow (outflow)	$303,059	$(17,384)

Cash provided / (used by) used in Operating Activities

Net cash provided by operating activities was 1,153,335 for the year ended March 31, 2023 and Net cash used in operating activities was $577,367 for the year ended March 31, 2022. Cash provided by operating activities for the year ended March 31, 2023 consisted primarily of non-cash adjustments for finance costs of 2,210,404, deferred tax expense of $135,640, income tax expense of $387,407, amortization of $696,224, loss on deconsolidation of subsidiary of $192,776, and liabilities no longer required written back during the year of $360,878. Further, it consists of ‘changes in other receivable’ of 381,946, other assets of $730,555 and changes in ‘other financial liabilities’ of $566,378.

Net cash used in operating activities was $577,367 for the year ended March 31, 2022. Cash used in operating activities for the year ended March 31, 2022 consisted primarily of non-cash adjustments for deferred tax expense of 537,915, income tax expense of $1,117,861, amortization of $11,894,518, loss on deconsolidation of subsidiary of $225,098, fair value gain on remeasurement of warrant liability of $1,487,589, share warrant expenses $1,562,911, finance cost of $1,087,485, sundry balances written off during the year of $5,571 and liabilities no longer required written back during the year of ($425,853). Further, it consists of ‘changes in other receivable’ of ($16,970,571) and changes in ‘other liabilities’ of ($2,705,196).

 Cash used in by Investing Activities

Net cash used in investing activities was $12,920,014 for the year ended March 31, 2023. The investment activity was primarily comprised of purchase of property, plant and equipment and intangible assets and Intangible Assets (including capital advances) of $10,820,099 and advances for acquisition of network of $2,119,038.

Net cash used in investing activities was $166,721 for the year ended March 31, 2022. The investment activity was primarily comprised of purchase of property, and equipment and intangible assets (including intangible assets under development) of $166,721.

Cash provided by Financing Activities

Net cash provided by financing activities was $11,655,402 for the year ended March 31, 2023. During the period, cash used in financing activities consisted of proceeds from IPO of $12,509,169 and proceeds from short term borrowings of $1,000,000.

Net cash provided by financing activities was $746,240 for the year ended March 31, 2022. During the period, cash used in financing activities consisted of proceeds from short term borrowings of $1,172,904, repayment of short and term borrowings of $304,500, interest, commission and other charge paid of $88,000 and payment of deferred initial public offering costs of $34,164.

Note on Liquidity and Capital Resources

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

The principal amount of our current debt as of March 31, 2023, was $15,258,547 and as of March 31, 2022 was $43,939,834.

The principal amount of our non-current debt as of March 31, 2023, was $882,749 and as of March 31, 2022 was $30,680,308.

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products that may have an impact from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment installment plans.

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

C. Research and Development, Patents and Licenses, etc.

In the past, we have not expended resources on research and development, patents or licenses. Going forward, we expect to expend some resources on research and development, including applications to register trademarks. On September 5, 2022, we incurred approximately INR 250,000 ($3,150) to apply to register a trademark.

D. Trend information

Our Industry

Key Market Trends

Increasing Adoption Of Smart Devices Across Internet of Things (“IoT”) Ecosystems18

●	According to the Internet and Television Association’s estimates, by 2020, the number of IoT-connected devices is expected to reach 50.1 billion from 34.8 billion in 2018, due to the integration of connectivity competence in a large number of devices and applications, and the development of various networking protocols that have advanced the growth of the consumer IoT market across various end-user industries.

[18]	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?

●	Increasing internet penetration can also be termed as a contributing factor to the widespread expansion of IoT enabled consumer electronics, such as smart TV in India. Bain and Company’s ‘Unlocking Digital for Bharat: USD 50 billion Opportunity’ report read, “India has the second-highest active Internet users, with about 390 million residents who use the web at least once a month.

●	The increasing prominance of smart TV in the IoT ecosystem owing to features like ambient intelligence and automatic user assistance, along with the rising disposable income of India’s population, is further boosting the market growth potential.

Internet Protocol Television (IPTV) Expected to Boost the Market Growth19

●	Video on demand (“VoD”) is one of the dynamic features offered by Internet Protocol TV. VoD provides users with a menu of available videos from which to choose. VoD has gained a huge amount of popularity in the recent past, resulting in increased adoption rates of Smart TVs. Moreover, with increasing smartphone penetration and lower data tariffs, VoD services through Over–The–Top (“OTT”) media platforms are growing in India.

●	OTT and IPTV are increasing broadband penetration and changing content consumption behaviors in the India region. Rapid urbanization, which stands at 33% in India, and the increase in spending power is playing a significant role in the adoption of IPTV in the households.

●	Indian government initiatives towards digital transformation such as digitization of cable TV and Direct-to-Home (DTH) services are also favoring the adoption of IPTV in the country. The IPTV scenario in India is changing as a result of the advent of the network services provider. The demand for mobile-based IPTV services is expected to increase in the region.

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

E. Critical Accounting Estimates

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the year ended March 31, 2023 and March 31, 2022.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 on Financial Instruments on page F-11 – F-13 for additional discussion on FVTPL and FVOCI.

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Actuarial valuations assumptions for employee define benefits

Fair value estimation of share warrants.

[19]	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables and other receivables from the erstwhile partner are impaired

When measuring Expected Credit Loss (ECL) of receivables and other receivables related to the erstwhile partner the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

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

Share Warrant Liability

We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement.  Share warrants are accounted for as a derivative in accordance with IFRS 9 – Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative.  Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash.  We will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change being recognised in the consolidated statements of profit or loss and other comprehensive income.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names and ages of the members of our board of directors and our executive officers and the positions held by each as of August 18, 2023. Our board of directors elects our executive officers annually by vote of a majority of directors present at the meeting who voted. Each director’s term continues until his or her successor is elected or qualified at the next annual meeting, unless such director earlier resigns or is removed.

Name	Age	Positions and Offices
Dharmesh Pandya	54	Chief Executive Officer and Director
Shreyas Shah	40	Chief Financial Officer and Director
Rajeev Kheror	59	Independent Director
Robert M. Damante	70	Independent Director

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

Shreyas Shah became our Chief Financial Officer on April 1, 2020. He has more than 15 years of hands-on experience in Legal, Financial, Management, and Tax Consultancy, including Business Restructuring, Transaction Structuring, Business Valuation, Private Equity investment structuring, International Taxation and Transfer Pricing, etc. In the past, he has worked as Assistant Manager at KPMG India from October 2007 to March 2012, a research associate at IBFD Netherlands from April 2012 to January 2013, a partner at Ambalal Thakkar and Associates from May 2006 to December 31, 2018, and a proprietor at Shreyas N. Shah & Associates from April 1, 2013 to April 1, 2020. His expertise includes, inter-alia, to develop and implement an innovative, growth focused commercial strategy, focusing primarily on new product areas and emerging markets, while analyzing, managing and mitigating potential legal, tax and financial risks. Mr. Shah received his Advance LLM in International Tax Law from Leiden University in 2012.

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

B. Compensation

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to the individuals who served as our principal executive officer or chief financial officer at any time during our fiscal years ended March 31, 2022 and March 31, 2023, and the next most highly compensated officer in our fiscal years ended March 31, 2022 and March 31, 2023. These individuals are referred to in this Annual Report as the “named executive officers.” For the years ended March 31, 2022 and March 31, 2023, we only had three executive officers.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Dharmesh Pandya	2022	—	—	—	—	—	—
Chief Executive Officer and Director	2023	—	—	—	—	—	—
Shreyas Shah	2022	—	—	—	—	—	—
Chief Financial Officer and Director	2023	—	—	—	—	—	—
Jagjit Singh Kohli*	2022	—	—	—	—	—	—
Chief Executive Officer of Lytus India and Director	2023	—	—	—	—	—	—

*	Jagjit Singh Kohli resigned from all positions of the Company on January 19, 2023.

Employment Contracts and Potential Payments Upon Termination or Change in Control

On April 1, 2020, we entered into employment agreements with Dharmesh Pandya, our Chief Executive Officer, pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of $450,000 payable in accordance with our ordinary payroll practices. Compensation for Mr. Pandya is payable upon confirmation by our independent compensation committee and it is expected that the independent compensation committee shall conduct its meeting for review on or prior to September 10, 2023. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

On April 1, 2020, we entered into an employment agreement with Shreyas Shah pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of $280,000 payable in accordance with our company’s ordinary payroll practices. Compensation for Mr. Shah is payable upon confirmation by our independent compensation committee and it is expected that the independent compensation committee shall conduct its meeting for review on or prior to September 10, 2023. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

Change of Control

The employment agreements between us and each of Dharmesh Pandya and Shreyas Shah do not contain change of control provisions.

Equity Incentive Plans

None.

Outstanding Equity Awards at Fiscal Year-End

None.

Equity Compensation Plan Information

None.

DIRECTOR COMPENSATION

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of tour board of directors. Independent directors shall receive $75,000 worth of stock from the Company. Accordingly, the Company shall issue $75,000 worth of stock subject to Board approval. Employee directors do not receive any compensation for their services.

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

Director Independence

Our board of directors has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board of directors determined that each of Mr. Damante and Mr. Kheror are “independent” within the meaning of the NASDAQ rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfil their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Our Audit Committee consists of Mr. Damante and Mr. Kheror. Our board of directors has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board of directors has determined that Mr. Damante qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Mr. Damante and Mr. Kheror. Our board of directors has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Mr. Damante and Mr. Kheror. Our board of directors has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

Controlled Company

Our Chief Executive Officer, Dharmesh Pandya, beneficially owns approximately 70.98%  of the aggregate voting power of our outstanding common shares (includes 2,262,471 shares held by Lytus Trust, Mr. Dharmesh Pandya may be deemed to be the beneficial owner of these shares.). As a result, we may be deemed a “controlled company” within the meaning of the NASDAQ listing standards. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

D. Employees

The following table summarizes our staff by main category of activity at the end of our fiscal year ended March 31, 2023:

Main Activity	Number of Employees
Sales, marketing, and business development	2
Accounts and operations	3
Engineering, product, and design	2
General and administrative	1
Total	8

All of our employees are located in the United States, UAE and in India and are predominantly full-time employees. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good. All employees are subject to contractual agreements that specify requirements on confidentiality and restrictions on working for competitors, as well as other standard matters.

E. Share Ownership

See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information relating to the beneficial ownership of our common shares as of August 18,  2023 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares,

●	each of our directors,

●	each of our named executive officers, and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to subscribe for within 60 days of August 18, 2023, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

The percentage ownership is based on 40,126,449 common shares outstanding at August 18, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is C/O Lytus Technologies Holdings PTV. LTD., Business Center 1, M Floor, The Meydan Hotel, Nad Al Sheba, Dubai, UAE, and our telephone number is (284) 494-2810. Our website address is www.lytuscorp.com..

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	%
Dharmesh Pandya(1)	28,483,678	70.98
Shreyas Shah	307,691	*
Jagjit Singh Kohli	3,076,923	7.67
Robert M. Damante	15,308	*
Rajeev Kheror	19,230	*
Dr. Sanjeiiv Geeta Chaudhry	-	-
All officers and directors as a group	31,902,830	79.51

5% or greater beneficial owners
Lytus Trust(2)	2,262,471	5.64

*	Less than 1%

(1)	Includes 2,262,471 shares held by Lytus Trust. Mr. Dharmesh Pandya may be deemed to be the beneficial owner of these shares.

(2)	Dharmesh Pandya, Manager of Lytus Trust, has discretionary authority to vote and dispose of the shares held by Lytus Trust and may be deemed to be the beneficial owner of these shares. The address of Lytus Trust is 5011 Gate Parkway, Building 100, Suite 100, Jacksonville FL 32256.

As of June 6, 2023, there were 40,126,449 holders  of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a common share or common shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a common share or common shares in our company.

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

Except as discussed below, as of March 31, 2023, we are not aware of any related party transactions.

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

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates evidencing the common shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their common shares. As of August 18, 2023, there were a total of 40,126,449 common shares issued and outstanding.

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

C. Material Contracts

Modification of earlier arrangement and acquisition of Sri Sai

The Company has acquired 51% of Sri Sai, as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022.

Deconsolidation of GHSI

The consolidated financial statements have been prepared based on the books and records maintained by the Group. However, due to non-alignment of the management with respect to the business plan and strategy, due to non-transfer of shares of GHSI (the “Deconsolidated Subsidiary”), the directors of the Company had been unable to obtain control of the business affairs of the Deconsolidated Subsidiary and resolved that the Group no longer had the controlling power to govern the financial and operating policies of the Deconsolidated Subsidiary so as to benefit from their activities, and accordingly the control over the Deconsolidated Subsidiary was deemed to have lost since March 1, 2023.

0% Senior Unsecured Convertible Notes

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). The Company has reserved 20,911,474 for issuance of no less than the sum of 1) maximum number of common shares issuable upon conversion of all the notes then outstanding (number of 19,157,088 common shares, referred to “Common Share Conversion”), and 2) the maximum number of warrants shares issuable upon exercise of all the warrants then outstanding (number of 1,754,386 common shares, referred to as “Warrant Conversion”).

Out of the above Common Shares Conversion, the following Principle has been converted to common shares as under:

Date of conversion	Principle amount converted	No. of Common Shares issued
June 23, 2023	22,445	50,000
July 20, 2023	383,300	1,000,000
July 20, 2023	383,300	1,000,000
July 28, 2023	181,050	500,000

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

Secured Business Loan

On July 14, 2023, the Company has obtained secured loan of $350,000. The total repayment amount is $472,500 (including interest expense of $122,500). The repayment term is $19,687.50 weekly (average monthly payment of $78,750).

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

Material United States Federal Income Tax Considerations for U.S. Holders

TAX MATTERS

E. Taxation

The following sets forth the material BVI, Indian and U.S. federal income tax matters related to an investment in our common shares. It is based on laws and relevant interpretations thereof in effect as of March 31, 2023, all of which are subject to change. This description does not address all possible tax consequences relating to an investment in our common shares.

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

The surcharge and education fees apply to the withheld taxes described below.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

Not applicable.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the Indian Rupee. Although the U.S. dollar is our functional currency, a portion of our expenses are denominated in Indian Rupee and currently all of our revenues are denominated in Indian Rupee. Our U.S. dollar and INR expenses consist principally of payments made to sub-contractors and consultants for the purpose of the Company.. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the INR. If the U.S. dollar fluctuates significantly against the INR, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. - D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were not effective for the period ending March 31, 2023 to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our CEO, and our CFO, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended.  Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2023, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management has determined that our internal control over financial reporting as of March 31, 2023, was not effective due to material weaknesses in internal controls over financial reporting in below specified areas.

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

The review, testing and evaluation of key internal controls over financial reporting completed by us resulted in our principal executive officer and principal financial officer concluding that as of March 31, 2023, material weaknesses existed in our internal controls over financial reporting. Specially, in connection with our:

a)	Entity-level controls - Controls are not in place with respect to the two out of the five components of entity-level controls: monitoring, and control activities;

b)	Information technology general controls and segregation of duties - Lack of proper segregation of duties related to journal entries. The accounting software does not require approval before a journal entry is posted to the general ledger. Thus, an unapproved journal entry can be easily input into the system without the knowledge of senior management;

c)	Accounting for significant transactions – We have a series of significant transactions during the year such as issuance of warrant and promissory note; penalty on extension of promissory note; revenue recognition for telemedicine services under ASC 606. These transactions were not initially accounted appropriately and timely during the year. However, subsequent to the year end, appropriate accounting was done for these transactions in the financial statements.

d)	Control of subsidiaries and related documentation – We were unable to continuously assess control under IFRS10 for GHSI and identified about the same in January 2023. Further, we relied on the information and contracts received from the subsidiary for the purposes of consolidation.

We have continued to address the material weaknesses described above through the following actions:

a)	Engaging third-party consultants with appropriate expertise to assist the finance and accounting department on an interim basis until key roles are filled;

b)	Assessing finance and accounting resources to identify the areas and functions that lack sufficient personnel and recruiting for experienced personnel to assume these roles;

c)	Further centralization of key accounting processes to enable greater segregation of duties; and

d)	Designing and implementing additional compensating controls where necessary.

While we are working diligently to remediate these material weaknesses, there is no assurance that these material weaknesses will be fully remediated by March 31, 2024.

C. Attestation Report of the Registered Public Accounting Firm.

Not applicable.

D. Changes in Internal Control Over Financial Reporting

None.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of two of our directors, Robert M. Damante and Rajeev Kheror, each of whom meets the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and Nasdaq listing rules. Mr. Damante serves as chairman of our audit committee. Our board of directors has determined that Mr. Damante qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K under the Securities Act. The written charter for our audit committee is available on our corporate website at www.lytuscorp.com. The information on our website is not part of this Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by succeeding auditor for fiscal year ended March 31, 2023, Pipara & Co LLP (preceding auditor for the fiscal year ended March 31, 2022, Paris, Kreit & Chiu CPA LLP (formerly Benjamin & Ko) for certain services rendered to our company during the fiscal years ended March 31, 2023 and March 31, 2022, respectively.

	Year ended	Year ended
Principal Accountant Fees and Services	March 31, 2023	March 31, 2022
Audit fees(1)	$55,000	$150,000
Audit-related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$55,000	$150,000

(1)	“Audit fees” means the aggregate fees billed or billable for each of the fiscal years for professional services rendered for the audit of our annual financial statements and review of our interim financial statements until the date of filing.

(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit (including services related to the initial public offering) and not included in audit services.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

ITEM 16J. INSIDER TRADING POLICIES.

As of the date of this filing, we have not adopted an insider trading policy (the “Policy”), but intend to adopt a Policy as soon as practicable to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. The Policy will apply to all officers, directors, and employees of the Company. As someone subject to the Policy, individuals will be responsible for ensuring that members of their immediate family and household also comply with the Policy. The Policy will also apply to any entities that individuals control, including any corporations, partnerships, or trusts, and transactions by such entities should be treated for the purposes of the Policy and applicable securities laws as if they were for their own account. The Company may determine that the Policy applies to additional persons with access to material nonpublic information, such as contractors or consultants. The Policy will extend to all activities within and outside individuals’ Company duties.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. - “Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of and for the Years Ended March 31, 2023 and March 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Lytus Technologies Holdings PTV. Ltd. (LYT)

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Lytus Technologies Holdings PTV. Ltd. (LYT) (the “Company”) which comprise the statement of financial position as of March 31, 2023, and the related statement of comprehensive income, statement of changes in equity, and statement of cash flows for period ended March 31, 2023, and notes to the financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the 2023 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements of Lytus Technologies Holdings PTV. Ltd. (LYT) as of March 31, 2022, were audited by other auditors whose report dated September 27, 2022, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters

For, Pipara & Co LLP (6841)

/s/ Pipara & Co LLP

We have served as the Company’s auditor since 2023

Place: Ahmedabad, India

Date: August 18, 2023

This document represents a preliminary version of the audit report. The final audit report will be issued once the signed financial statement is received.

New York Office: 1270, Ave of Americas, Rockfeller Center, FL7, New York – 10020, USA	Corporate Office: “Pipara Corporate House” Near Bandhan Bank Ltd., Netaji Marg, Law Garden, Ahmedabad – 380006	Mumbai Office: #3, 13th floor, Tradelink, ‘E’ Wing, A - Block, Kamala Mills, Senapati Bapat Marg, Lower Parel, Mumbai – 400013	Delhi Office: 1602, Ambadeep Building, KG Marg, Connaught Place New Delhi- 110001	Contact T: +1 (646) 387 - 2034 F: 91 79 40 370376 E: usa@pipara.com naman@pipara.com

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs OF FINANCIAL POSITION

	Note No.	As of March 31, 2023	As of March 31, 2022
		(US$)	(US$)
ASSETS
Current assets
Cash and cash equivalents		$311,810	$8,758
Other financial assets		2,529,576	330
Trade receivables	6	1,831,724	-
Other receivables	7	-	50,939,090
Other current assets	8	1,652,936	328,024
Total current assets		6,326,046	51,276,202
Non-current assets
Property and equipment, net	9	9,600,526	-
Capital work-in-process		794,271	-
Intangible assets and goodwill, net	10	1,060,228	35,259,504
Intangible assets under development		11,051	166,587
Other non-current financial assets		275,049	-
Other non-current assets		8,714,907	-
Deferred tax assets	5	103,746	126,624
Total non-current assets		20,559,778	35,552,715
Total assets		$26,885,824	$86,828,917
LIABILITIES AND EQUITY
Current Liabilities
Borrowings	11A	$3,889,131	$1,038,155
Trade payables	12	6,802,780	941,162
Other financial liabilities	13A	1,715,060	1,510,240
Employee benefits obligation	13B	212	-
Other current liabilities	14	2,452,190	7,998,305
Customers acquisition payable	15	-	29,146,665
Current tax liability	5	399,174	3,305,308
Total current liabilities		15,258,547	43,939,835
Non-current liabilities
Financial Liabilities
Borrowings	11B	10,185	-
Other financial liabilities		321,749	-
Employee benefits obligations		72,456	-
Customer acquisition payable, net of current portion	15	-	29,146,665
Deferred tax liability	5	478,359	1,533,643
Total non-current liabilities		882,749	30,680,308
Total liabilities		16,141,296	74,620,143
Commitments and contingencies	16	8,911,022	730,000
EQUITY
Equity share capital	17	375,766	341,541
Other equity	17	7,830,284	11,865,325
Equity attributable to equity holders of the Company		8,206,050	12,206,866
Non-controlling interest	17 & 24	2,538,478	1,908
Total equity		10,744,528	12,208,774
Total liabilities and equity		$26,885,824	$86,828,917

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

	Note No.	For the year ended March 31, 2023	For the year ended March 31, 2022
		(US$)	(US$)
Revenues:
Revenue from contracts with customer	3	$19,008,184	$50,630
Other income	3A	385,145	16,305,533
Total income		19,393,329	16,356,163

Expenses:
Costs of revenue	4	13,884,291	17,722
Amortization of intangible assets	10	16,211	11,894,518
Depreciation	9	680,013	—
Legal and professional expenses	4	833,079	832,319
Staffing expenses	4	633,979	310,894
Other operating expenses	4	2,267,265	473,403
Total expenses		18,314,838	13,528,856

Finance Income	4	19,123	—
Finance Cost	4	2,210,404	2,650,396
Profit before income tax		(1,112,790)	176,911
Income tax expense	5	523,047	579,946
(Loss)/profit for the year		$(1,635,837)	$(403,035)
(Loss)/profit attributable to:
Controlling interest		$(2,348,103)	$(390,067)
Non-controlling interest		712,266	(12,968)

Other comprehensive income
Items that will not be reclassified to profit or loss
Reclassification of defined benefit obligation, net of tax		(1,400)
Items that may be reclassified subsequently to profit or loss
Exchange difference on foreign currency translation of subsidiaries, net of tax		216,022	753,427
Total comprehensive income/(Loss) for the year		$(1,421,215)	$350,392
Total comprehensive income/(Loss) attributable to:
Controlling interest		$(2,190,732)	$363,360
Non-controlling interest		$769,517	$(12,968)

Basic and diluted earnings per share
Basic (loss)/earning per common share	18	$(0.04)	$(0.01)
Basic weighted average number of shares outstanding		36,808,689	34,154,062
Diluted (loss)/earning per common share	18	$(0.04)	$(0.01)
Diluted weighted average number of common shares outstanding		36,808,689	34,154,062

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Retained earnings	Securities Premium reserve	Employee benefits reclassification	Total	Non-controlling interest	Total equity

Balance at March 31, 2021	34,154,062	$341,541	$(1,049,440)	$12,538,469			$11,830,570	$(77,975)	$11,752,595
Adjustment for deconsolidation of subsidiary (refer note 24)			12,936	—			12,936	92,851	105,787
Loss for the year	—	—	—	(390,067)			(390,067)	(12,968)	(403,035)
Foreign currency translation of subsidiaries, net of tax	—	—	753,427	—			753,427	—	753,427
Balance at March 31, 2022	34,154,062	$341,541	$(283,077)	$12,148,402			$12,206,866	$1,908	$12,208,774
Adjustments for Modification of Reachnet Agreement (refer note 23)				(14,319,254)			(14,319,254)		(14,319,254)
Restated Balance	34,154,062	341,541	(283,077)	(2,170,851)			(2,112,387)	1,908	(2,110,480)
Derecognition on disposal of a subsidiary - GHSI			-	-			-	(1,908)	(1,908)
Issue of shares	3,000,895	30,010			14,224,240		14,254,250		14,254,250
Share warrants exercised	421,492	4,215			71,108		75,323		75,323
Cost of IPO					(1,820,404)		(1,820,404)		(1,820,404)
Profit/(Loss) for the year			-	(2,348,103)			(2,348,103)	712,266	(1,635,837)
Acquired in the business combination (Refer Note 35)			-	-			-	1,768,961	1,768,961
Other comprehensive income for the year			158,085	-		(714)	(157,371)	57,251	214,622
Closing balance as at 31 March, 2023	37,576,449	375,766	(124,992)	(4,518,954)	12,474,944	(714)	8,206,050	2,538,478	10,744,528

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

CONSOLIDATED statementS of CASH FLOWS

	For the year ended March 31, 2023	For the year ended March 31, 2022
	(US$)	(US$)
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit for the year	$(1,635,837)	$(403,035)
Adjustment to reconcile (loss)/profit to net cash used in operating activities:
Deferred tax (benefit) / expense	135,640	(537,915)
Income tax expense	387,407	1,117,861
Amortization of intangible assets	696,224	11,894,518

Loss on deconsolidation of subsidiary (refer note 24)	192,776	225,098
Fair value gain on remeasurement of warrant liability	(22,766)	(1,487,589)
Remeasurements of the net defined benefit plans	30,606	—
Expected credit loss on trade receivables	(120,544)	—
Finance Cost	2,210,404	2,650,396
Sundry balances written off during the year	-	5,571
Liabilities no longer required written back	(360,878)	(425,853)
Finance income	(19,123)	—
Change in operating assets and liabilities:
Inventories	—	—
Trade receivable	381,946	85,358
Other receivable	-	(16,970,571)
Other financial assets	102,242	—
Other assets	(730,555)	(120,600)
Trade payable	132,056	456,528
Other financial liabilities	(566,378)	227,670
Other current liabilities	255,511	2,705,196
Security Deposits	-	—
Cash flow used in operating activities after working capital changes	1,068,731	(577,367)
Income tax (paid)/refund, net	84,604	—
Net cash used in operating activities	1,153,335	(577,367)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (including intangible assets under development)	(10,820,099)	(166,721)
Sale of property, plant and equipment and intangible assets	—	—
Interest received	19,123	—
Advances for acquisition of network	(2,119,038)	—
Purchase of shares of GHSI	—	—
Net cash used in investing activities	(12,920,014)	(166,721)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short term borrowings from directors	(1,000,000)	292,904
Proceeds from 7% secured promissory notes, net		880,000
Repayment of short term borrowings - Directors Loans	518,125	(304,500)
Proceeds on issuance of shares	12,509,169	—
Proceeds from financial institutions (net)	10,449	—
Interest, commission and other charges paid	(382,341)	(88,000)
Deferred IPO costs paid	-	(34,164)
Net cash provided by financing activities	11,655,402	746,240
Net increase (decrease) in cash and cash equivalents	(111,277)	2,152
CASH AND CASH EQUIVALENTS – beginning of period	8,758	26,142
Acquired in Business Combination (refer note 23)	432,138	—
Adjustment for deconsolidation of subsidiary (refer note 24)	(7,608)	(19,538)
Effects of exchange rate changes on cash and cash equivalents	(10,201)	2
CASH AND CASH EQUIVALENTS – end of period	$311,810	$8,758

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Lytus Technologies Holdings PTV. Ltd. (Reg. No. 2033207) (“Lytus Tech” or the “Company”) was incorporated on March 16, 2020 (date of inception) under the laws of the British Virgin Islands (BVI). On March 19, 2020, Lytus Tech acquired a wholly owned subsidiary in India, Lytus Technologies Private Limited (CIN U22100MH2008PTC182085) (“Lytus India”), on April 1, 2022, it acquired a majority shareholding (51%) in an Indian company, Sri Sai cable and Broadband Private Limited (CIN U74999TG2018PTC124509) (“Sri Sai” or “SSC”) and on January 1, 2023, it acquired a wholly owned subsidiary in United States, Lytus Technologies Inc3.

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

The accounting policies used for the preparation of these consolidated financial statements are based upon the application of IFRS 1.D17, which results in assets and liabilities  being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the year ended March 31, 2023 and for the year ended March 31, 2022 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.

The functional and reporting currency of the Company and Group is “INR” and “USD”, respectively and all amounts, are rounded with two decimals, unless otherwise stated. The consolidated financial statements have been prepared under the historical cost convention.

[3]	“The Company has deconsolidated two companies – DDC CATV during the period ending March 31, 2022 and GHSI during the period ending March 31, 2023. Refer to note 24.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Basis of Consolidation

The subsidiaries considered in the preparation of these consolidated financial statements are:

		% Shareholding and Voting Power
Name of Subsidiary	Country of Incorporation	As of March 31, 2023	As of March 31, 2022
Lytus Technologies Private Limited	India	100%	100%
Sri Sai Cable and Broadband Private Limited	India	51%	—
Lytus Technologies Inc.	United States	100%	—
DDC CATV Network Private Limited (Deconsolidated on April 1, 2021) (refer note 24)	India	—	—
Global Health Sciences, Inc. (Deconsolidated on March 1, 2023) (Refer to Note 24)	United States	—	75%

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

New, revised or amended Accounting Standards and Interpretations adopted for the year ended March 31, 2023.

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

As of March 31, 2023 and March 31, 2022, the Group had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Group recognizes interest and penalties related to significant uncertain income tax positions in other expense. There were no such interest and penalties incurred for the period ended March 31, 2023 and for the year ended March 31, 2022.

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

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Buildings	40 years
Property and equipment	3-15 years
Fixtures and fittings	5-10 years
Office equipments	5-10 years
Plant and Machinery	5-10 years

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

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial Rights	5-10 years

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

Deferred Offering Costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. As of March 31, 2023 and March 31, 2022, the Company had deferred offering costs of $0 and $34,164, respectively.

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

Trade and other receivable

Assessment as to whether the trade receivables: When measuring Expected Credit Loss (ECL) of receivables the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the year ended March 31, 2023 and March 31, 2022.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 on Financial Instruments on page F-11 – F-13 for additional discussion on FVTPL and FVOCI.

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables are impaired

When measuring Expected Credit Loss (ECL) of receivables the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

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

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS

Revenue from contract with customers consist of the following for the year ended March 31, 2023 and for the year ended March 31, 2022:

Disaggregated revenue information	For the year ended March 31, 2023	For the year ended March 31, 2022
	(US$)	(US$)
Types of services:
Subscription Income	$13,930,887	$-
Carriage/Placement fees	3,406,204	-
Advertisement Income	1,413,553	-
Telemedicine service charges	-	50,630
Activation Installation Fees	257,540	-
Total Revenue from customers	$19,008,184	$50,630
Timing of revenue recognition
Product transferred at point in time	—	—
Services transferred over time	$19,008,184	$50,630
Total	$19,008,184	$50,630

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOERS (cont.)

Contract balances:

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Receivables, which are included in ‘trade receivables	$1,831,724	$—

Performance obligations:

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

The Company has modified its earlier arrangement with its erstwhile partner and has simultaneously acquired controlling stake in Sri Sai, vide the modification agreement and the share purchase agreement. The modification effective date is April 1, 2022 and the acquisition effective date is also April 1, 2022. Refer to Page 23 for details on the modification. In pursuant with the modification agreement, the Company has acquire Sri Sai, an active MSO licensed company performing obligations as provided in the customer contracts and providing distinct telecast/streaming services to its subscribers.

For the year ended March 31, 2023, the revenue from Sri Sai operational activity is recorded as Revenue from Contract with Customers, as per the IFRS 15. The five steps mentioned in the IFRS 15 is met and satisfied by Sri Sai in respect of its business operation of providing streaming cable services to its subscriber base (five steps in IFRS are as under: (i)identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognise revenue when the entity satisfies a performance obligation).

NOTE 3A — OTHER INCOME

Other income	For the year ended March 31, 2023	For the year ended March 31, 2022
Income from revenue entitlement rights *	-	14,392,091
Fair value gain on warrant liability	22,766	1,487,589
Miscellaneous Income	1,501	-
Sundry Balances written back	360,878	425,853
	385,145	16,305,533

Income from revenue entitlement rights:

The Company has modified its earlier arrangement with its erstwhile partner and has simultaneously acquired controlling stake in Sri Sai, vide the modification agreement and the share purchase agreement. The modification effective date is April 1, 2022 and the acquisition effective date is also April 1, 2022. During the year, the Company has no “other income” in pursuant with the modification agreement. Accordingly, the Group has reversed the accounting for the other income in respect of contract with the erstwhile partner for the period April 1, 2022 to September 30, 2022. Refer to Page 23 for details on the modification.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3A — OTHER INCOME (cont.)

Other income for the year ended March 31, 2022 includes Income from revenue entitlement rights of $14,392,091, and relates to the arrangement as valid and applicable for the year ended March 31, 2022. The income is regarded as “Other Income” in compliance with the AP21B and AP21C of the IFRS 15. Since there was no change in the status of the agreement, during the period ended March 31, 2022, the Group continued to apply IFRS 15 and continued to consistently report the income as “Other Income”. However, for the year ended March 31, 2023, the revenue from operations is recorded as Revenue from Contract with Customers, as per the IFRS 15.

Fair value gain on remeasurement of share warrant liability

Other Income of $22,766 is presented for the year ended March 31, 2023 and $1,487,589 million is presented for the year ended March 31, 2022.

The outstanding warrants as referred in Note 13A are recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of operations.

Liabilities no longer required written back

Other income of $360,878 includes provision for staff costs of Lytus India no longer required for the year ended March 31, 2023.

Other income of $425,853 includes amount no longer payable to owners of DDC on deconsolidation (refer note 24) for the year ended March 31, 2022.

NOTE 4 — EXPENSES

Expenses consist of the following for the year ended March 31, 2023 and March 31, 2022:

	For the year ended March 31, 2023	For the year ended March 31, 2022
	(US$)	(US$)
Cost of revenue	$13,884,291	$17,722
Amortization of intangible assets	16,211	11,894,518
Depreciation	680,013	—
Legal and professional expenses	833,079	832,319
Staffing expense	633,979	310,894
Other operating expenses	2,267,265	473,402
Total expenses	$18,314,838	$13,528,855

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

	For the year ended March 31, 2023	For the year ended March 31, 2022
	(In USD)	(In USD)
Cost of revenue consists of :
Cost of materials consumed	—	17,722
Broadcaster/Subscription Fees	12,715,217
Lease Line/Bandwidth charges	1,091,700
Cable Hardware & Networking Exp.	28,129
Ham Charges	3,156
Activation installation costs	37,217	—
Programming expenses	8,872	—
	13,884,291	17,722

During the year ending March 31, 2023, the Company has recorded costs of revenue of $13,884,291 relating to the business of Sri Sai, a licensed Multi System Operator in the business of telecasting/streaming of broadcast channels to subscribers for a subscription charge.

During the year ending March 31, 2022, the Company has recorded costs of material consumed of $17,722 relating to earlier arrangement with the erstwhile partner.

	For the year ended March 31, 2023	For the period ended 31 March 2022
	(US$)	(US$)
Legal and professional expenses consist of :
Audit fees	$144,747	$331,633
Legal and professional fees	688,332	500,686
Total expenses	$833,079	$832,319

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Staffing expenses consists of :

Salaries, wages and bonus	$555,591	$310,894
Director remuneration	—	—
Contribution to a gratuity fund	30,606
EPF, ESIC and Labour welfare fund	34,738	—
Staff welfare expenses	13,044
Total expenses	$633,979	$310,894

Staff costs includes salary paid to the various operations and administrative persons and director of the subsidiaries.

The Group provides for gratuity for employees in India as per the Payment of Gratuity Act, 1972. Employees who are in continuous service for a period of 5 years are eligible for gratuity. The amount of gratuity payable on retirement/termination is the employees last drawn basic salary per month computed proportionately for 15 days salary multiplied for the number of years of service. For the funded plan the group makes contributions to recognised funds in India. The group does not fully fund the liability and maintains a target level of funding to be maintained over a period of time based on estimations of expected gratuity payments.

Details of other operating expenses:

	For the year ended March 31, 2023	For the year ended March 31, 2022
	(US$)	(US$)
Electricity charges	59,036	—
Repair & Maintainence expenses	129,987	—
Business promotion expenses	3,508	—
Operating lease rentals	15,327	339
Regulatory expenses	69,929	—
Conveyance & Traveling expenses	112,111	13,819
Security charges	5,150	—
Commission charges	1,465,012	16,340
Credit Loss allowances	(120,544)	—
CSR expenses	—	112,287
Loss on disposal of a subsidary	192,776	225,098
Other operating expenses (refer note below)	334,973	105,520
Total other expenses	$2,267,265	$473,403

We had retained Skyline Corporate Communications Group, LLC for our capital markets, financial and public relations advisory services. The Company could not make payments under the contract, as the client did not comply with the mandatory regulatory requirements. The client has approach for arbitration. On April 11, 2023, the arbitrator has awarded final damages in favor of Skyline of $130,000.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Details of Finance and other income

	For the year ended March 31, 2023	For the year ended March 31, 2022
	(US$)	(US$)
Interest on income tax refund	$19,123.00	$
Total	$19,123.00	$-

Details of Finance and other costs

	For the year ended March 31, 2023	For the year ended March 31, 2022
	(US$)	(US$)
Interest on bank overdrafts, loans and other financial liabilities	$328,449	$427,745
Interest on lease liabilities	$21,845	$
Commission and other borrowings	122,000	66,000
Collection charges	125,930
Foreign exchange losses on borrowings	-	-
Share warrant expenses	1,607,791	1,562,911
Other costs - interest on tax payables	4,389	593,740
	2,210,404	2,650,396

	For the year ended March 31, 2023	For the year ended March 31, 2022
	(US$)	(US$)
Total borrowing costs	$2,210,404	$2,650,396
Less: amounts included in the cost of qualifying assets	$-	$-
	2,210,404	2,650,396

The Company has reclassified the share warrant expenses as finance costs in respect of bridge financing obtained during the year ending March 31, 2023 and March 31, 2022.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX

Income tax consist of the following for the year ended March 31, 2023:

	For the year ended March 31, 2023	For the year ended March 31, 2022
	(US$)	(US$)
Current tax expenses	$387,407.00	$1,117,861
Deferred tax (benefit) / expense	135,640.00	(537,915)
Income tax expense	$523,047.00	$579,946

Consolidated statement of comprehensive income

	For the year ended March 31, 2023	For the year ended March 31, 2022
	(US$)	(US$)
Deferred tax related to item charged directly to equity:
Net loss/(gain) on translations of foreign subsidiaries	$(72,663)	$(253,425)
Total	$(72,663)	$(253,425)

Deferred tax related to the translations of foreign operations consists of Lytus Technologies Private Limited and Sri Sai from INR to USD have been calculated at the rate of the jurisdiction in which a subsidiary situated i.e. in India (at the rate of 25.17% for the years ended March 31, 2023 and 2022, respectively).

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

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Accounting profit before tax	$(1,112,790)	$176,911
Less: Net loss of the Lytus BVI and non-taxable loss / (profit) of GHSI	(3,134,953)	(1,421,362)
Net Accounting profit	2,022,163	1,598,273
At Indian statutory income tax rate of 25.17%	508,979	402,286
Accelerated tax depreciation	(139,328)	537,958)
Others mainly timing differences	8,038	-
Non-deductible expenses net	-	177,708
Exchange differences	9,718	(91)
Current income tax expense reported on consolidated statements of profit or loss and other comprehensive income	$387,407	1,117,861

Reflected in the financial statement of financial position as follows:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Opening balance	$3,305,308	2,313,098
Acquired in business combination (Refer Note 23)	121,319	-
Current income tax accrual	387,407	$1,117,861
Adjustment on account of modification	(3,399,850)
Exchange rate difference	(15,010)	(103,837)
Taxes paid/adjustments	—	—
Reversed on deconsolidation of a subsidiary	-	(21,814)
Closing balance of current income taxes payables	$399,174	$3,305,308

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX (cont.)

Deferred tax

Deferred tax relates to the following temporary differences:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Deferred tax assets
Acquired in business combination	$—	$—
Accelerated depreciation on tangible and intangible assets	—	—
Temporary timing differences	(22,878)	22,878
Foreign currency translations of foreign subsidiary	126,624	103,746
Exchange rate difference	—	—
On change of rates from 22.88% to 25.17%	—	—
Total deferred tax assets	$103,746	$126,624
Deferred tax liabilities
Accelerated depreciation on tangible and intangible assets	$1,625,271	$1,599,108
Acquired in business combination	295,177	—
Temporary differences	9,929	—
On translations of foreign subsidiary operations	72,663	—
Reversed in deconsolidation/Modification of contracts	(1,533,644)	—
Exchange rate difference	8,963	(65,465)
Total deferred tax liabilities	$478,359	$1,533,643

Reconciliation of deferred tax (liabilities)/asset net:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Opening balance	$(1,407,020)	$(1,689,279)
Tax expense during the period recognised in profit & loss	(135,640)	537,958
Exchange rate difference	(37,613)	73,149
Tax expenses during the period recognised in other comprehensive income	72,663	(253,425)
Temporary timing differences	(9,929)	—
Reversed on deconsolidation of a subsidiary	1,510,767	(75,423)
Acquired in business combination	(295,177)	—
Total deferred tax (liabilities)/assets net	$(374,613)	$(1,407,020)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES

Trade receivables consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Receivable from related parties	352,424
Receivable from others	1,537,132	—
Less: allowance for doubtful debts (expected credit loss)	(57,832)
Total receivables	$1,831,724	$—

The average credit period on sales of services is 30 days. No interest is charged on outstanding trade receivables.

The Group always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The Group has recognised a loss allowance of 100% against all receivables over 365 days past due because historical experience has indicated that these receivables are generally not recoverable.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or when the trade receivables are over two years past due, whichever occurs earlier. None of the trade receivables that have been written off is subject to enforcement activities

The following table details the risk profile of trade receivables based on The Group’s provision matrix. As The Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between The Group’s different customer base.

As at March 31, 2023

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.03%	5.82%	50.00%
Estimated total gross carrying amount at default	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Lifetime ECL	0.01	0.10	73.16	3,641.53	54,116.20	57,831

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES (cont.)

As at March 31, 2022

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	-	-	-	-	-	-
Expected loss rate
Estimated total gross carrying amount at default						-
Lifetime ECL						-

The following table shows the movement in lifetime ECL that has been recognised for trade receivables in accordance with the simplified approach set out in IFRS 9.

	Collectively assessed	Individually assesse

Balance as at 31 March 2023	1,889,554	57,831
Balance as at 31 March 2022	-	-

NOTE 7 — OTHER RECEIVABLES

Other receivables consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Net Receivable from Reachnet Cable Service Pvt. Ltd.	$-	$43,168,720
GST and other taxes	-	7,770,370
	$-	$50,939,090

NOTE 8 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Balances with government authorities	$507,696	$27,400
Advance to suppliers	295,601	—
Advance to staff	2,972	—
TDS Receivables	297,764	—
Advance payment of interest on loans	194,445	30,000
Advance payment of commission on loans	140,000	22,002
Deferred IPO costs	-	34,164
Other receivables - Balance with Director	214,458	214,458
Prepaid expenses	—	—
	$1,652,936	$328,024

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Description	ROU-office premises	Building	Plant and equipment	Furniture and fittings	Vehicles	Office equipment	Computer equipment	Total
Gross carrying value
As at March 31, 2021	-	-	1,160,772	337	754	17,419	1,113	1,180,395
Derecognised on ‘Disposals			(1,160,772)	(337)	(754)	(17,419)	(1,113)	(1,180,395)
As at 31 March , 2022	-	-	-	-	-	-	-	-
Additions	461,420		2,326,888	11,802	24,396	796	26,856	2,852,158
Acquisition through business combination	25,111	32,006	7,349,465		17,600		4,199	7,428,381
As at 31 March , 2023	486,531	32,006	9,676,353	11,802	41,996	796	31,055	10,280,539

Accumulated depreciation and impairment loss
As at March 31, 2021	-	-	232,822	89	139	6,887	227	240,164
Derecognised on ‘Disposals			(232,822)	(89)	(139)	(6,887)	(227)	(240,164)
As at 31 March , 2022	-	-	-	-	-	-	-	-
Charge for the year	50,845	462	616,304	421	7,307	61	4,613	680,013
As at 31 March , 2023	50,845	462	616,304	421	7,307	61	4,613	680,013

Net block as at 31 March, 2022	-	-	-	-	-	-	-	-
Net block as at 31 March, 2023	435,686	31,544	9,060,049	11,381	34,689	735	26,442	9,600,526

Vehicle of $41,996 as at March 31, 2023 is pledged as security for borrowings

*	Refer to Note 23 for acquisition of subsidiary and Note 24_______ for deconsolidation of a subsidiary.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — INTANGIBLE ASSETS AND GOODWILL

Intangible assets and Goodwill consist of the following:

Description	Customer	Goodwill	Commercial rights	Softwares	Total	Intangible asset under development
Gross carrying value
As at March 31, 2021	59,216,654	390,927		377	59,607,958	-
Additions					-	166,587
Derecognised on ‘Disposals of a subsidary		(317,752)		(377)	(318,129)
Exchange differences		167			167
As at 31 March, 2022	59,216,654	73,008		-	59,289,662	166,587
Additions					-	4,464
Derecognised on ‘Disposals of a subsidary		(68,500)		-	(68,500)
Write off	(59,216,654)				(59,216,654)	160,000
Exchange differences		60,886			60,886
Acquisation through business combination		793,324	339,277	216	1,132,817
As at 31 March, 2023	-	736,946	339,277	216	1,076,439	11,051

Accumulated amortisation
As at March 31, 2021	12,135,640	-		114	12,135,754	-
Charge for the year	11,894,518	-		-	11,894,518
Derecognised on ‘Disposals of a subsidary				(114)	(114)

As at 31 March, 2022	24,030,158	-		-	24,030,158	-
Charge for the year	-	-	16,157	54	16,211
Write off	(24,030,158)				(24,030,158)
As at 31 March, 2023	-	-	16,157	54	16,211	-

Net block as at 31 March, 2022	35,186,496	73,008		-	35,259,504	166,587
Net block as at 31 March, 2023	-	736,946	323,120	162	1,060,228	11,051

Refer to Note 23 for acquisition of subsidiary and Note 24_______ for deconsolidation of a subsidiary.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11A — BORROWINGS (CURRENT)

Borrowings consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Secured Borrowings
7% Senior secured promissory note	$-	1,000,000
Vehicle loan from financial institution	10,946

Unsecured Borrowings
0% Senior Convertible Notes	3,333,333
Loan from directors	$532,960	$36,851
Loan from a related party	$1,304	$1,304
Loan from others	10,587
	3,889,131	1,038,155

0% Senior unsecured convertible notes

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). Refer to note 13A.

7% Senior secured promissory note

The Secured Promissory Notes amount is $1,000,000 at a 7% original issue discount. The securities of the note are senior guaranteed by Global Health Sciences, Inc., a Delaware corporation, and secured by a security interest in the assets of Global Health Sciences, Inc. In addition, the Company’s performance of its obligations hereunder is secured by a pledge of the Company’s shares of the common stock of Global Health Sciences, Inc. but are not convertible into the Company’s stock. The senior secured note also contains certain default provisions and is subject to standard covenants such as restrictions on issuing new debt. In conjunction with the note, the Company issued a warrant exercisable into 0.5 million shares with a term of three years and strike price of $10. The Warrants also contain certain antidilution provisions that apply in connection with any stock split, stock dividend, stock combination, recapitalization or similar transactions as well as a potential adjustment to the exercise price based on certain events. The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date at fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of profit or loss and other comprehensive income (refer note 13A)

Loan from directors is interest free and is repayable on demand.

Loans from financial institutions is towards purchased of vehicles which has been kept as security with them. The borrowings is repayable in 36 equal installments and rate of borrowigs is 8.5 % p.a.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11B — BORROWINGS (NON-CURRENT)

Borrowings consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Secured Borrowings
Vehicles Loans from Financial Institutions	$10,185	-

NOTE 12 — TRADE PAYABLES

Trade payables consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Trade payables due to related parties	2,716,238
Trade payables – Others	$4,038,790	$571,773
Employee related payables	47,752	369,389
	$6,802,780	$941,162

NOTE 13A — OTHER FINANCIAL LIABILITIES

Other financial liabilities consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Lease liabilities	$120,981	$—
Interest on tax payable	-	845,792
Interest accrued on 7% senior secured promissory note	-	337,745
Share warrants liability	1,585,025	75,322
Professional fees payable	9,054	251,381
	$1,715,060	$1,510,240

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES (cont.)

Share Warrants Liability

For the year ending March 31, 2023

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”).

The Warrants are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the Warrants.

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

The fair value of warrant liability was measured using a Black Scholes Model. The Warrants outstanding and fair value at each of the respective valuation dates are summarized below:

Share Warrant Liability	Warrants Outstanding	Fair Value per shares	Fair Value
		($)	($)
Fair value at initial measurement date Nov 9, 2022	1,754,386	0.62	1,607,791
(Gain) on remeasurement of warrant liability at fair value			(22,766)
Fair value as of March 31, 2023	1,754,386	0.53	1,585,025

During the year ended March 31, 2023 the Company recorded a gain on change in fair value of warrant liability of 22,766.

The Warrant Liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock price and historical volatility as inputs.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES (cont.)

The fair value of warrant liability was measured using a Black Schole Model. Significant inputs in to the model at the inceptions and reporting period measurement date are follows:

BSM Assumptions	As of Nov 9, 2022	As of March 31, 2023
Current Stock Price (1)	0.95	0.94
Strike Price (1)	0.95	0.94
Time to Maturity (1)	5 years	4.66 years
Dividend Yield (2)	-	-
Historical Volatility (3)	1.85	1.87
Risk Free interest Rate (4)	4.00%	4.42%

1.	Based on the agreement dated July 1, 2021

2.	No dividend is declared or paid since inception of the Company

3.	Based on the Volatility research carried out

4.	Based on Interest rate for US treasury bonds

For the year ending March 31, 2022

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

NOTE 13A — OTHER FINANCIAL LIABILITIES (cont.)

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
2.	No dividend is declared or paid since inception of the Company
3.	Based on the Volatility research carried out
4.	Based on Interest rate for US treasury bonds

Lease

In case of assets taken on lease

The Group has elected not to recognise right to use assets and lease liabilities for short term leases that have lease term of 12 months or less and lease of low value asssets. The Group recognise the lease payments associated with these leases as an expenses on straight line basis over the lease term.

The groupy has taken various residential, office and godown premises under operating lease agreements. These are generally cancellable and are renewable by mutual consent on mutually agreed terms. There are no sublease payments expected to be received under non-cancellable subleases at the balance sheet date and no restriction is imposed by lease arrangements.

Lease payments for the year recognised in the Statement of Profit and Loss : 2023 $ 15,327 and in 2022 $ 339.

Rights of use of assets – Office premises

The Group recognised a right to use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismentale and remove the undelying asset or to restore the underlying asset or the site on which it is located, less any lease incentive received.

The right to use asset is subsequently depreciated using the straight line method. The estimated useful lives of right of use assets are determined on the same basis as those of property plant and equipment. In addition, the right of use asset is perodically reduced by the impairment losses, if any, adjusted for certain remesurements of the lease liability.

The lease liability is initially measured at the present value of the lease paymentsthat are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if the rate cannot be readily determined, the Group’s incremental borrowing rate. Generally Group uses incremental borrowing rate as the discount rate.

The lease liability is measured at amortisd cost using the effective interest method.

The Group present right of use asset that do not meet the definaition of investment property in ‘property, plan and equipment and lease liabilities in ‘loans and borrowings’ in the statement of financial position.

For Rights of Use of Office premises movements and amortization refer note 9

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS

The Company provides for gratuity for employees in India as per the Payment of Gratuity Act, 1972. Employees who are in continuous service for a period of 5 years are eligible for gratuity. The amount of gratuity payable on retirement/termination is the employees last drawn basic salary per month computed proportionately for 15 days salary multiplied for the number of years of service. For the funded plan the group makes contributions to recognised funds in India. The group does not fully fund the liability and maintains a target level of funding to be maintained over a period of time based on estimations of expected gratuity payments.

The weighted average duration of the defined benefit obligation as of March 31, 2022 is 14 years (March 31, 2021: 15 years; March 31, 2020: 16 years).

The amounts recognised in the Statement of Financial Position and the movements in the net defined benefit obligation over the year are as follows:

(a)	The liabilities recognised in the standalone statement of financial position are:

	As at March 31, 2023	As at March 31, 2022
	( In USD)	( In USD)
Funded Plans
Net value of defined benefit obligations
Current	212	119
Non current	72,456	44,657

(b)	The movement in defined benefit obligations for funded and unfunded plans is as follows:

Particluars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2021	27,551	-
Included in profit and loss
Service cost	23,542
Past service credit
Interest cost (income)	1,841
	52,936	-

Included in OCI
Actuarial gain/(loss)	(6,809)
Remeasurements
Benefits paid
Gain and loss on settlement
Exchange difference	-1,350

Employer’s contribution
Benefits payment
As at March 31, 2022	44,776	-

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

Particluars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2022	44,776	-
Included in profit and loss
Service cost	27,549
Past service credit
Interest cost (income)	3,056
	75,382	-

Included in OCI
Actuarial gain/(loss)	-
Remeasurements
Benefits paid
Gain and loss on settlement
Exchange difference	(2,715)

Employer’s contribution
Benefits payment
As at March 31, 2023	72,666	-

(c)	Plan assets for funded plan are comprised as follows:

Plan assets comprise the following.

Particulars	As at March 31, 2023	As at March 31, 2022
Debt instruments - unquoted
Cash and cash equivalents	-	-
Investment property	-	-
Fixed assets	-	-
Other assets	-	-
	-	-

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

(d)	Actuarial assumptions

(i)	The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages).

Particulars	As at March 31, 2023	As at March 31, 2022
Discount rate	7.50%	7.25%
Attrition rate	5.00%	5.00%
Future salary growth rate	10.00%	10.00%

(ii)	Assumptions regarding future longevity have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows.

Particulars	As at March 31, 2023	As at March 31, 2022
Longetivity at age of 65 for current members aged above 45
Males	0.258% -2.406%	0.258% -2.406%
Females	0.258% -2.406%	0.258% -2.406%

Longetivity at age of 65 for current members aged above 45 or below
Males	0.092% -0.168%	0.092% -0.168%
Females	0.092% -0.168%	0.092% -0.168%

(e)	Sensitivity Analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

Particulars	As at March 31, 2023	As at March 31, 2022
Discount rate (1% movement)	18,925	(12,252)
Attrition rate (1% movement)	12,324	(10,742)
Future salary growth rate (1% movement)	(15,884)	11,923

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
GST and other tax liabilities	$73,248	$7,790,790
CSR expenses liabilities	-	206,619
Cheques receivables / payables (net)	1,437,245	—
Capital creditors	799,501	896
Advances from customers	142,196	—
	$2,452,190	$7,998,305

NOTE 15 — CUSTOMER ACQUISITION PAYABLE

Customer Acquisition Payable consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Customer acquisition payable to Reachnet*	$-	$58,293,330
Customer acquisition payable to Reachnet, current portion	-	(29,146,665)
Customer acquisition payable to Reachnet, non-current portion	$-	$29,146,665

*	The Company has modified its arrangement with Reachnet and accordingly, the customer acquisition amount would no longer be payable for the year ended March 31, 2023. The effective modification date is at the closing hours of April 1, 2022. Refer to 23A for further details.

Under the earlier arrangement, the Company intended to settle 50% of the payment obligation of Reachnet under the contract on or before March 31, 2023 and the remaining 50% on or before March 31, 2024. Refer to Note 23 on Acquisition of Customers.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Commitments and contingencies consist of the following:

	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Commitment for capital investment in Sri Sai	$7,500,000	-
Other capital commitment	1,411,022	-
Financially support the investment in research organizations – GHSI	$-	730,000
	8,911,022	730,000

Upon modification, the Company has acquired 51% Sri Sai for a consideration of $10 million, out of which, $7.5 million would be payable in phases as capital investment in Sri Sai.

The Board has deconsolidated GHSI from March 1, 2023. Accordingly, for the year ending March 31, 2023, the commitment to invest in GHSI is no longer payable for the Company. For the year ending March 31, 2022, in pursuant to the earlier share purchase agreement of GHSI dated October 30, 2021, the company had committed to invest an aggregate of USD 800,000; out of which, USD 70,000 was paid against 75% shareholding and the balance is payable as required by the research organization. This as of March 31, 2023 is no longer payable and under our commitment.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — EQUITY

Common shares:

The total number of shares of common shares issued:	As of March 31, 2023	As of March 31, 2022
	(US$)	(US$)
Common shares – par value $ 0.01/0.10 each	37,576,449	34,154,062

Movements in Common Shares:

	Shares	Amount
		(US$)
Balance as of April 1, 2020	30,000	$3,000
Shares split from $ 0.10 to $ 0.01	300,000	300,000
Shares issued	33,854,062	338,541
Balance as of March 31, 2021	34,154,062	$341,541
Shares issued	—	—
Balance as of March 31, 2022	34,154,062	$341,541
Issued during the year	3,000,895	30,008
Share warrants exercised	421,492	4,215
Balance as of March 31, 2023	37,576,449	375,764

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

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). The Company has reserved 20,911,474 for issuance of no less than the sum of 1) maximum number of common shares issuable upon conversion of all the notes then outstanding (number of 19,157,088 common shares, referred to “Common Share Conversion”), and 2) the maximum number of warrants shares issuable upon exercise of all the warrants then outstanding (number of 1,754,386 common shares, referred to as “Warrant Conversion”).

Mr. Dharmesh Pandya, the then sole shareholder of the Company, has subscribed to these shares and held 33,854,062 common shares of the Company. Mr. Pandya has later transferred unconditionally an aggregate of 7,932,855 common shares to various persons (including 2,621,371 shares to Lytus Trust, resulting in his current holding of 28,483,678 common shares of the Company (i.e. 26,221,207 held in his individual capacity and 2,262,471 shares held by Lytus Trust).

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

Equity consists of the following as of 31 March 2023:

As of March 31, 2023
($US)
Common stock – par value $0.01, 34,154,062 shares issued and outstanding	$375,766
Net income available to common shareholders	(4,518,954)
Securities Premium	12,474,944
Translation of foreign subsidiaries, net of tax	(124,992)
Employee benefits reclassification	(714)
Non-controlling interest	2,538,478
$10,368,762

Equity consists of the following as of 31 March 2022:

As of March 31, 2022
($US)
Common stock – par value $0.01, 34,154,062 shares issued and outstanding	$341,541
Net income available to common shareholders	12,148,403
Translation of foreign subsidiaries, net of tax	(283,077)
Non-controlling interest	(1,908)
$11,867,233

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

The Group manages its capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares. The amounts managed as capital by the Group are summarized as follows:

	As of March 31, 2023	As of March 31, 2022
	($US)	($US)
Current borrowings	$(3,889,131)	$(1,038,155)
Cash and cash equivalents	311,810	8,758
Net debt	$3,577,321	$(1,029,397)
Total equity	$10,744,528	$12,208,774
Net debt to equity ratio	33.29%	8.43%

NOTE 18 — EARNINGS PER SHARE

Earnings per share consist of the following for the year ended March 31, 2023 and March 31, 2022:

	March 31, 2023	March 31, 2022
	($US)	($US)
(Loss)/Profit for the year available to common shareholders	$(1,635,837)	$(403,035)
Weighted average number of common shares	36,808,689	34,154,062
Par value	$0.01	$0.01
Earnings/(loss) per common share:
Basic earnings/(loss) per common share	$(0.04)	$(0.01)
Diluted earnings/(loss) per common share	$(0.04)	$(0.01)

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

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). The Company has reserved 20,911,474 for issuance of no less than the sum of 1) maximum number of common shares issuable upon conversion of all the notes then outstanding (number of 19,157,088 common shares, referred to “Common Share Conversion”), and 2) the maximum number of warrants shares issuable upon exercise of all the warrants then outstanding (number of 1,754,386 common shares, referred to as “Warrant Conversion”).

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

Credit rating	Basis of categorization	As of 31 March 2023	As of 31 March 2022
Low credit risk	Cash and cash equivalents	$311,810.00	$8,758
Low credit risk	Other financial assets	$2,529,576.00	$330
Moderate credit risk	Trade receivables	$1,831,724	$-
Moderate credit risk	Other receivables	$-	$50,939,090

Cash & cash equivalents and bank deposits

Credit risk related to cash and cash equivalents and bank deposits is managed by only accepting highly rated banks and diversifying bank deposits and accounts in different banks across the country.

Trade receivables

Credit risk related to trade receivables are mitigated by taking bank guarantees or letters of credit, from customers where credit risk is high. The Group closely monitors the creditworthiness of the debtors through internal systems that are configured to define credit limits of customers, thereby, limiting the credit risk to pre-calculated amounts. The Group assesses increases in credit risk on an ongoing basis for amounts receivable that become past due and default is considered to have occurred when amounts receivable become two year past due. The trade receivable relates to our acquired subsidiary – Sri Sai.

Other receivables

This is aggregate receivable for the year ended March 31, 2022, pursuant to the Acquisition of Customers from the erstwhile partner. The Group closely monitors the creditworthiness of the debtors. Refer to Note 23 for further discussion on Acquisition of Customers. However, for the year ending March 31, 2023, there are no pending other receivable from the erstwhile partner, in pursuant to our modification agreement. Refer to note 23 for further details.

Other financial assets measured at amortized cost

Other financial assets measured at amortized cost includes loans and advances to related parties and employees, security deposits and others. Credit risk related to these other financial assets is managed by monitoring the recoverability of such amounts continuously. The other financial assets (current asset) relates to advances for network acquisition.

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

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2023
Cash and cash equivalents	$311,810	0.00%	—	$311,810
Other financial assets	$2,529,576	0.00%	—	$2,529,576

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2022
Cash and cash equivalents	$8,758	0.00%	—	$8,758
Other financial assets	$330	0.00%	—	$330

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

As at March 31, 2023

Ageing	Not past due &<30	31– 90	90 – 180	180 – 365	>365	Total
Gross carrying amount	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.03%	5.82%	50.00%
Estimated total gross carrying amount at default	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Lifetime ECL	0.01	0.10	73.16	3,641.53	54,116.20	57,831

As at March 31, 2022

Ageing	Not past due &<30	31 – 90	90 – 180	180 – 365	>365	Total
Gross carrying amount	-	-	-	-	-	-
Expected loss rate
Estimated total gross carrying amount at default						-
Lifetime ECL						-

Movement of allowance for trade receivables

(USD) As at March 31, 2022
Acquired in business combination	190,549.00
Gain recognised/(reversed) during the year	(120,544.00)
Exchange gain	12,174.00
Amounts written off
As at March 31, 2023	57,831.00

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

As at March 31, 2023

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2023
Borrowings	$3,889,131	—	—	—	$3,889,131
Trade payables	6,802,780	—	—	—	6,802,780
Other financial liabilities	1,715,060	—	—	—	1,715,060
Other current liabilities	2,452,190				2,452,190
Customer Acquisition Payable	-	-	—	—	-
Total	$14,859,161	$-	$—	$—	$14,859,161

 As at March 31, 2022

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2022
Borrowings	$1,038,155	—	—	—	$1,038,155
Trade payables	941,162	—	—	—	941,162
Other financial liabilities	1,510,240	—	—	—	1,510,240
Other current liabilities	7,998,305				7,998,305
Customer Acquisition Payable	29,146,665	29,146,665	—	—	58,293,330
Total	$40,634,527	$29,146,665	$—	$—	$69,781,192

Interest rate risk

The Group’s policy is to minimize interest rate cash flow risk exposures on long-term financing. As at March 31, 2023, the Group is exposed to changes in market interest rates through bank borrowings at variable interest rates. Other borrowings are at fixed interest rates. As such Group does not has any borrowings from outsiders except 0% Senior Convertible Notes which is short term in the nature. The other borrowings are from Directors who are also shareholders. The borrowings from them are short term in the nature interest free and repayable on demand.

The Group’s policy is to minimize interest rate cash flow risk exposures on long-term financing. At 31 March 2022, the Group is exposed to changes in market interest rates through bank borrowings at variable interest rates. Other borrowings are at fixed interest rates. As such Group does not have any borrowings from outsiders except overdraft facility and 7 % Secured Promissory Notes which is short term in the nature. The other borrowings are from Directors who are also shareholders. The borrowings from them are short term in the nature interest free and repayable on demand.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FAIR VALUE MEASUREMENTS

Financial assets and liabilities as at March 31, 2023 is as follows:

The carrying amounts and fair values of financial instruments by class are as follows:

As at March 31, 2023	Fair value through profit & loss	Fair value through other comprehensive income	(In USD) Amortised cost
Financial Assets
(i) Investments	-
(ii) Trade receivables	1,831,724
(iii) Others financial assets	2,529,576
Total	4,361,300	-	-

Financial Liabilities
(i) Borrowings			3,899,316
(ii) Trade payables	6,802,780
(iii) Other financial liabilities	1,715,060
Total	8,517,840	-	3,899,316

Financial assets and liabilities as at March 31, 2022 is as follows:

As at March 31, 2022	Fair value through profit & loss	Fair value through other comprehensive income	Amortised cost
Financial Assets
Trade receivable	-
Other receivables	50,939,090
Other financial assets	330
Total	50,939,420	-	-

Financial Liabilities
(i) Borrowings			-
(ii) Trade payables	941,162
(iii) Other financial liabilities	1,510,240
Total	2,451,402	-	-

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

The share warrants liabilities which are included in other financial liabilities and disclosed at Note No. ___ are carried at fair value and are classified as Level 3 fair value measurements due to the use of significant inputs. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied. There were no share warrant liabilities as of March 31, 2023.

Fair value of instruments measured at amortized cost

Financial liabilities	Carrying value as of 31 March 2023	Fair value as of 31 March 2022
Borrowings	$3,899,316.00	$3,899,316.00

Fair value of instruments measured at amortized cost

Financial liabilities	Carrying value as of 31 March 2022	Fair value as of 31 March 2022
Borrowings	$1,038,155	$1,038,155

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — RELATED PARTY TRANSACTIONS

Names of related parties and related party relationships :

30	Related party disclosures

A.	Names of related parties and related party relationships

i)	Parties where control exists
Subsidiaries
Lytus Technologies Pvt. Ltd – Wholly owned
DDC CATV Network Pvt. Ltd (deconsolidated on April 1, 2021)
Globa Health Sciences, Inc (deconsolidated on March 1, 2023)
Lytus Inc (acquired on January 1, 2023)
Sri Sai Cable and Boradand Private Limited (acquired on April 1, 2022)

B	Key Management Personnel (KMP):

	Dharmesh Pandya	Chief Executie Offier & Director
	Shreyas Shah	Chief Financial Officer & Director
	Jagjit Singh Kohli	Director (resigned on January 19. 2023)
	Robert M. Damante	Independent Director
	Gurdial Singh Khandpur	Independent Director (Resigned on June 14, 2022)
	Rajeev Kheror	Independent Director (appointed on July 27, 2022)
	Dr. Sanjeiiv Geeta Chaudhary	Independent Director (Removed on July 19, 2023)
	Palle Srinivas	Director (related to Sri Sai)
	Palle Sunitha	Director (related to Sri Sai)
	Pawan Singhal	CFO – Lytus India

C	Enterprise over which KMP has significant influences

	Digicable Network (India) Limited	Till June 19, 2019
	Achalaa Comunication Networks	Partner in the firm (related to Sri Sai)
	Ayyappa Digital Communications	Partner in the firm (related to Sri Sai)
	Bhuvanagiri Digital Communications	Partner in the firm (related to Sri Sai)
	Godavarikhani Digital Communications	Partner in the firm (related to Sri Sai)
	Husnabad Digital Communications	Partner in the firm (related to Sri Sai)
	Jammikunta Digital Communications	Partner in the firm (related to Sri Sai)
	Marriguda Digital Communications	Partner in the firm (related to Sri Sai)
	Sangareddy Digital Communications	Partner in the firm (related to Sri Sai)
	Sircilla Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communications (KNR)	Partner in the firm (related to Sri Sai)
	Sri Sai Digital Communications	Partner in the firm (related to Sri Sai)
	SSC Kamareddy Communications	Partner in the firm (related to Sri Sai)
	Thandpur Digital Communications	Partner in the firm (related to Sri Sai)
	TS Communications	Partner in the firm (related to Sri Sai)
	Vemulawada Digital Comunications	Partner in the firm (related to Sri Sai)
	Gayathri Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communication & Internet Pvt Ltd	Partner in the firm (related to Sri Sai)
	SSC Fiber Home Networks Pvt. Ltd	Partner in the firm (related to Sri Sai)
	Achala Media Television Pvt Ltd	Director (related to Sri Sai)
	Sri Sai Cable and Digital Networks Pvt Ltd	Partner in the firm (related to Sri Sai)
	Kings Broadband Pvt Ltd	Director (related to Sri Sai)
	Inygo Digital Networks Private Limited	Director (related to Sri Sai)

D	Relatives of KMP:

	Palle Vikas	Relative of KMP (related to Sri Sai)
	Palle Vivek	Relative of KMP (related to Sri Sai)
	Nimish Pandya	Relative of KMP (brother of Mr. Dharmesh Pandya)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

B. Transactions with Subsidiaries and Key Management Personnel:

		Subsidiaries			KMP		Significant influenc Entity-KMP		Relatives of KMP
S. No.	Particulars	March 31, 2023		March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
1	Transactions made during the year
2	Subscription income						107,322.00	-
3	Installation charges						125,071.00	-
4	Loan taken	3,853,017	*	-	311.00	292,904.00
5	Loan write bck				10.00
6	Loan Repayment				(19,000.00)	(304,500.00)
7	Commisiio expenses						696,746.00
8	Bawith charges						25,245.00
9	Purchase of materails						5,111.00
12	Remuneration				95,644.00	-			20,507.00	-
13	Rent paid/ provided					-			6,703.00
16	Interest on loans						218.00
	Issue of Shares	2,501,000	*
	Investment in CCD of Subsidary	3,853,017	*
17	Investments in shares of subsidaries	2,501,000	*	-
18	Reimursement of expenss				31,155.00	-
19	Loans and Advances given	3,853,017	*	-					97,355.00	-
1	Trade receivable						352,424.00
2	Trade payable				3,555.00	-	2,712,683.00	2,953,720.00
3	Outstanding loan payable	3,853,017	*		544,851.00	38,155.00	-
4	Outstanding loan receivable	3,853,017	*				35,598.00	-	95,443.00
7	Outstanding receivable				214,458.00	214,458.00	1,083,034.00	-
9	IPO amount with Lytus Inc Receivable	118,728
	IPO amount of Lytus BVI Payable	118,728

Transactions in consolidated financials eliminated as inter company transactions

Compensation and benefits to Key Management Personnel would commence upon confirmation by independent compensation committee. The compensation committee is expected to be held in August 30, 2023.

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

The Group has only two reportable segments:

a.	Cable Business

b.	Telemedicine Services

A. Information about Primary Segments
						(In USD)
	Cable business		Telemedicine Services		Total
Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022	For the year ended 31 March 2023	For the year ended 31 March 2022	For the year ended 31 March 2023	For the year ended 31 March 2022
Revenue
Extrenal revenue	19,008,184	—	—	50,630	19,008,184	50,630
Other income	385,145	14,392,821	—	159,712	385,145	14,552,533
Intersegment revenue
Total	19,393,329	14,392,821	—	210,342	19,393,329	14,603,163

Segment result	3,615,219	3,754,916	—	(51,868)	3,615,219	3,703,048
Unallocated corporate expenses	—	—	—	—	(2,964,942)	(3,122,485)
Less: Interest and finance charges	(1,612,180)	(2,156,651)	—	—	(1,612,180)	(2,156,651)
Less: Loss on deconsolidation of subsidary	—	—	—	—	(192,776)	—
Add : Interest income	19,123	—	—	—	19,123	—
Add: Unallocated exceptional items gain/ (loss)	—	—	—	—	—	—
Add: Unallocated other income	—	—	—	—	22,766	1,753,000
Profit from continuing operations	2,022,162	1,598,265	—	(51,868)	(1,112,790)	176,911
Profit from discontinuing operations	—	—	—	—	—	—
Profit for the year	2,022,162	1,598,265	—	(51,868)	(1,112,790)	176,911

	Cable business		Telemedicine services		Total
Other Information	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022
Segment assets	13,283,246	86,291,186	236,109	236,109	13,519,355	86,527,295
Unallocated corporate assets	—	—	—	—	13,427,986	301,622
Total assets	13,283,246	86,291,186	236,109	236,109	26,947,341	86,828,917
Segment liabilities	10,643,047	72,523,353	—	—	10,643,047	72,523,353
Unallocated corporate liabilities		—	—	—	5,465,357	2,096,790
Total liabilities	10,643,047	72,523,353	—	—	16,108,404	74,620,143

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SEGMENT INFORMATION (cont.)

	Cable business		Telemedicine Services		Total
	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022
Capital expenditure on:
Tangible assets	11,074,810	—	—	—	11,074,810	—
Intangible assets	1,087,490	59,227,749	—	228,500	1,087,490	59,456,249
Depreciation expense*	680,013	—	—	—	680,013	—
Amortisation expense*	16,211	11,894,518	—	—	16,211	11,894,518

*	Note: Excluding unallocated depreciation and amortisation.

B. Additional information by geographies

a) Revenue as per Geographical Markets:

	Domestic		Overseas
Segment	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022
Cable business	19,393,329	14,392,091	—	—
Telemedicine Services	—	210,342	—	—
Total	19,393,329	14,602,433	—	—

b) Long Lived Assets (non-current assets) as per geographical markets:

	Domestic		Overseas
Segment	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022
Cable business	20,456,032	35,197,591	—	—
Telemedicine Services	—	228,500	—	—
Unallocated	—	—	—	—
Total	20,456,032	35,426,091	—	—

c) Revenue as per Customers (more than 10% of revenue):

	Domestic		Overseas
Segment	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022
Cable business	—	14,392,091	—	—
Telemedicine Services	—	—	—	—
Total	—	14,392,091	—	—

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI

The Company has acquired 51% of Sri Sai, as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022.

A modification in contract is regarded as a revision to the existing contract:

●	The management discussed the terms and conditions of the new arrangement, (a) that is in continuation of the earlier arrangement, and (b) that has arisen on account of new circumstances, new conditions or new events that differ in substance from those previously occurring.

●	The modification in contract (a) is with the same erstwhile partner, (b) is part of the same arrangement (future subscriber base), (c) adjusts the consideration already paid in the earlier arrangement and (d) the erstwhile partner was instrumental in the acquisition of Sri Sai.

The relevant facts and the agreements are provided as under:

●	On December 6, 2019, the Company purchased the right to subscriber’s connection (present and future) along with the revenue entitlement rights, for a consideration of $59 million from Reachnet (the erstwhile partner). The implementation of the operational system and operational activity were still pending.

●	On July 27, 2022, the Board discussed the independent reviewer report. The independent reviewer observed that the current network requires significant additional investment to maintain and grow the cable subscribers, to match Lytus’s business plan, approximately $18 million to upgrade the infrastructure assets and $4 million to maintain at optimum levels, as per the engineer’s opinion on technology readiness report. The additional investment of $22 million in addition to the initial commitment of $59 million, would make the project unviable and there it was decided by the Board to modify the arrangement.

●	The Board reviewed the modification plan as submitted by the management. On January 17, 2023, our Board approved the Modification Agreement that was signed and executed on December 11, 2022, with the erstwhile partner. The initial term was to acquire subscribers’ connection (present as well as future subscribers’ connections) from the erstwhile partner, whereas under the modified term, the Company would now acquire only the future subscriber’s connection from the erstwhile partner for a consideration of $10 million.

●	Accordingly, the Board approved the Deed of Assignment, executed on December 12, 2022, in respect of investment in Sri Sai, that originally was with the erstwhile partner, based on the earlier Memorandum of Understanding dated April 1, 2022 and the Agreement to Invest in Sri Sai dated August 11, 2022. Both these agreements were linked to the Company’s Agreement to Acquire Customers and it was agreed between the then parties (Sellers of Sri Sai and the erstwhile partner) that the subscriber base of Sri Sai when acquired would be for the benefit of Lytus as required under the original Agreement to Acquire Customers dated December 6, 2019.

●	On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $10 million. Due to regulatory requirements[3], the Company has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

●	Our Board has observed the significant advantage from the above modification with the erstwhile partner, assignment of rights from the erstwhile partner and the last step of acquisition of Sri Sai business.

O	We have extended the original Agreement to Acquire Customers, to acquire nearly 1 million subscribers, with greater control on operational matters. This acquisition of nearly 1 million subscribers would be acquired through the acquisition of the controlling stake in Sri Sai, upon executing in our favor the Deed of Assignment with the erstwhile partner and the Share Purchase Agreement with the sellers of Sri Sai.

O	The Company’s earlier commitment and liability to pay $58.3 million to the erstwhile partner is now modified and suspended. Presently, the Company’s commitment and liability to pay Sri Sai is $7.5 million.

O	The Company’s accounting policy under earlier arrangement had “other income” for the period ended March 31, 2022. Presently, the Company’s accounting policy under modified arrangement has “Revenue from Contract with Customers” for the year ended March 31, 2023.

[3]	The foreign exchange regulatory policy on foreign direct investment provides that an overseas entity can purchase 100% of the equity of a cable company under automatic route, however, “Government approval will be required if infusion of fresh foreign investment beyond 49% in a company not seeking license or permission from sectoral ministry, resulting in change in the ownership pattern or transfer of stake by existing investor to new foreign investor”. The restriction is also applicable to downstream investments (investment by Indian company utilising Foreign Direct Investments received from an overseas entity). The shares are reserved with the Indian resident lawyer in a fiduciary capacity until the regulatory approvals are obtained or the matter is clarified.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont.)

O	The Company has greater control of the business affairs of the Sri Sai business. Earlier, the Company had control over the subscribers and its revenue entitlement rights only.

O	The acquisition of the Sri Sai business includes IPTV business. It has higher technology readiness in integration with the Lytus platform services. It is to be noted that Lytus India would directly bill subscribers for any services through Lytus platform.

●	As per IFRS 10.20, a parent shall consolidate financial statements of an investee from the date the investor obtains or gains control of the investee. Upon advice received from the accounting and legal consultant, our Board has determined the effective modification date and the effective acquisition date would be April 1, 2022.

On date April 1, 2022, the Company is stated to have obtained control of the business affairs of Sri Sai, by controlling the Board and the management activities of Sri Sai, with the non-binding purpose and object to acquire Sri Sai at a subsequent date. On 27 March 2023, through multiple agreements between the Company, the erstwhile partner and the sellers of Sri Sai, the Company acquired 51% equity shares of Sri Sai.

The Company obtained control of the business affairs of Sri Sai on April 1, 2022. Hence, the effective date of acquisition shall be determined to be April 1, 2022. The erstwhile partner has mandated the modification of the terms should be on April 1, 2022. Hence, the effective date of modification shall be determined to be April 1, 2022

The adoption of new accounting policy does not constitute a change in accounting policy but an application of the accounting policy to changing facts, circumstances and conditions that differ in substance from those previously occurring. The summarized financial statements as of March 31, 2023 and March 31, 2022, applying the new accounting policy to the contract modification prospectively.

Extract from Financial Statements	As at March 31, 2022	Adjustments	As at April 1, 2022	As at March 31, 2023

Assets items
Non-current assets
Intangible (Customer Acquisition, net of amortisation)	35,186,496	(35,186,496)	-	-

Deferred tax assets	537,915	(537,915)	-	-

Current assets
Other receivables	50,939,090	(50,939,090)	-	-

Total of assets	86,663,501	(86,663,501)	-	-

Liabilities Items
Non-current liabilities
Customer Acquisition List Payable, net of current portion	(29,146,665)		-	-
Less: Part Payment made towards Customer Acquisition	(395,209)		-	-
Net of payments	(28,751,456)	28,751,456	-	-

Deferred tax liability	(2,297,717)	2,297,717

Current liabilities
Other financial liabilities
Interest on tax payable	(845,791)	845,791

Other current liabilities:
CSR expenses payable	(206,619)		-	-
Statutory liabilities	(7,790,691)	7,997,310	-	-

Customer acquisition payable	(29,146,665)	29,146,665

Current tax liability	(3,305,308)	3,305,308

Total of liabilities	(72,344,247)	72,344,247	-	-

Net balances adjusted		(14,319,254)	-	-

Retained earnings (refer to Consolidated Statement of Changes in Equity))	12,148,403	(14,319,254)	(2,170,851)	4,518,954

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23B — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMIETED

The Group has acquired 51% of Sri Sai (Refer Note 23A), as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022.

On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $10 million. Due to regulatory requirements, the Group has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

The Group assumed control in Sri Sai from 1 April 2022 (Refer Note 23). The purchase costs paid under the terms of the executed agreements.

Calculation of Goodwill upon Acquisition	(USD)
Consideration transferred	$2,500,000
Add: Non-controlling interest – 49%	1,768,961
Less: Sri Sai Net Assets	3,610,124
Goodwill	$658,837

With this acquisition, the Group expects to increase its market share in India in Media and Internet Services market. Details of the business combination are as follows:

	INR	INR	(USD)
Amount settled in cash		200,000,000	$2,500,000
Proportionate value of Non-controlling interest in Sri Sai		134,297,885	1,768,961
Total		334,297,885	4,268,961

Recognized amounts of identifiable net assets:
Property and equipment	85,157,452
Intangible assets	28,423
Deposits	2,904,765
Non-current loans and advances	4,520,003
Trade and other receivables	29,388,105
Cash and cash equivalents	3,056,613
Deferred tax assets	3,976,181
Other current assets	8,065,917
Borrowings	(123,204,097)
Other liabilities	(765,860)
Trade and other payables	19,536,399)
Net identifiable assets and liabilities		274,077,316	3,610,124
Goodwill		60,220,569	$658,837

Non-controlling interest in Sri Sai

The non-controlling interest in Sri Sai is measured at the proportionate value of net assets at the acquisition date.

Goodwill

Goodwill recognized on the acquisition relates to the expected growth, cost synergies and the value of Sri Sai’s workforce which cannot be separately recognized as an intangible asset. This goodwill has been allocated to the Group’s wholesale segment and is not expected to be deductible for tax purposes.

LYTUS TECHNOLOGIES HOLDINGS PRIVATE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of 31 March 2022

NOTE 23B — BUSINESS COMBINATION (cont.)

Changes in Goodwill (Gross Carrying Amount)	(USD)
Balance at 31 March 2022	$—
Acquired through business combination	658,837
Net exchange differences	73,945
Balance at 31 March 2023	$732,782

Sri Sai has contributed to the Group’s revenues by $ 19,008,182 and profit by 1,908,260, since acquisition.

The Company has also agreed to infuse capital investment of $7.5 mn, by subscribing to Compulsorily Convertible Debentures issued by Sri Sai. The amount would be utilized for expansion of the Sri Sai business and for development of IPTV business.

NOTE 24 — DECONSOLIDATION OF SUBSIDIARY

The consolidated financial statements have been prepared based on the books and records maintained by the Group. However, due to non-alignment of the management with respect to the business plan and strategy, due to non-transfer of shares of GHSI (the “Deconsolidated Subsidiary”), the directors of the Company had been unable to obtain control of the business affairs of the Deconsolidated Subsidiary and resolved that the Group no longer had the controlling power to govern the financial and operating policies of the Deconsolidated Subsidiary so as to benefit from their activities, and accordingly the control over the Deconsolidated Subsidiary was deemed to have lost since March 1, 2023.

Loss attributable to the Company on deconsolidation of a Subsidiary:

Calculation of resulting gain or loss in profit or loss attributable to parent  in a consolidated accountsof Lytus BVI

Fair Value Consideration receivable/received	-
Less ; Lytus BVI (Groups) share of net assets at disposal
GHSI share capital at disposal	162,000.00
Add : Retained earnings at disposal date	3,701.00
Total of Net assets at disposal	165,701.00
Group Share - 75%	124,276.00
Less Goodwill at acquisition date	68,500.00
Total Loss on deconsolidation date	(192,776.00)

Due to above reasons, the Board has been unable to access control of the business affairs of the Deconsolidated Subsidiary even though the Board has taken all reasonable steps and has used its best endeavors to resolve the matter. The Board is of the view that the Group does not have the records to prepare accurate and complete financial statements for Deconsolidated Subsidiary for the financial year ended March 31, 2023.

Given these circumstances, the Directors have not consolidated the financial statements of the Deconsolidated Subsidiary in the consolidated financial statements of the Company for the year ended March 31, 2023. As such, the results of the Deconsolidated Subsidiary for the year ended March 31, 2023, and the assets and liabilities of the Deconsolidated Subsidiary as of March 31, 2023, have not been included into the consolidated financial statements of the Group. Considering above the liability of $ 730,000 payable to the GHSI is no longer required to be settled. Therefore, the Company has reversed this commitment in the consolidated statements of profit & loss account.

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

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). The Company has reserved 20,911,474 for issuance of no less than the sum of 1) maximum number of common shares issuable upon conversion of all the notes then outstanding (number of 19,157,088 common shares, referred to “Common Share Conversion”), and 2) the maximum number of warrants shares issuable upon exercise of all the warrants then outstanding (number of 1,754,386 common shares, referred to as “Warrant Conversion”).

Out of the above Common Shares Conversion, the following Principle has been converted to common shares as under:

Date of conversion	Principle amount converted	No. of Common Shares issued
June 23, 2023	22,445	50,000
July 20, 2023	383,300	1,000,000
July 20, 2023	383,300	1,000,000
July 28, 2023	181,050	500,000

On July 19, 2023, the Board of Directors (the “Board”) of Lytus Technologies Holdings PTV. Ltd. (the “Company”) unanimously resolved to remove Mr. Sanjeiv Chaudhry, a member of the Board, in accordance with British Virgin Islands law, from the Board and all committees thereof due to Mr. Chaudry no longer being an “independent” director within the meaning of Nasdaq Listing Rule 5605(a)(2).

Secured Business Loan: On July 14, 2023, the Company has obtained secured loan of $350,000, by pledging shares held by Dharmesh Pandya of 1,500,000, with Vstock Transfer LLC as Escrow Agent on August 7, 2023. The total repayment amount is $472,500 (including interest expense of $122,500). The repayment term is $19,687.50 weekly (average monthly payment of $78,750).

On July 24, 2023, the Board unanimously resolved to issue common shares to independent directors and to provide for a pool of 30,000,000 shares for key employees and acquisition partners.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number
1.1	Memorandum and Articles of Association of Lytus Technologies Holdings PTV. Ltd.	F-1	April 1, 2021	3.1

1.2	Extract of the Memorandum of Resolutions by the Directors	F-1	April 1, 2021	3.2

2.1	Description of Registered Securities	20-F	September 28, 2022	2.1

4.1	Form of Warrant, issued by Lytus Technologies Holdings PTV. Ltd. to the Investor	6-K	November 10, 2022	4.1

4.2	Form of Note, issued by Lytus Technologies Holdings PTV. Ltd. to the Investor	6-K	November 10, 2022	4.2

4.3	Form of Securities Purchase Agreement, dated November 9, 2022, between Lytus Technologies Holdings PTV. Ltd. and the Investor	6-K	November 10, 2022	10.1

4.4	Form of Registration Rights Agreement, dated November 9, 2022, between Lytus Technologies Holdings PTV. Ltd. and the Investor	6-K	November 10, 2022	10.2

4.5	Modification Agreement, dated December 11, 2022, between Lytus Technologies Holdings PTV. Ltd. and Reachnet Cable Services Pvt. Ltd.	6-K	January 23, 2023	10.1

4.6	Deed of Assignment, dated December 12, 2022, between the Company and Reachnet Cable Services Pvt. Ltd.	6-K	January 23, 2023	10.2

4.7	Agreement for Acquisition, by and between Sri Sai and Reachnet, dated August 11, 2022.	6-K	January 23, 2023	10.3

4.8	Underwriting Agreement, dated June 14, 2022, between Lytus Technologies Holdings PTV. Ltd. and Spartan Capital Securities, LLC	6-K	June 23, 2022	1.1

Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number

8.1	List of Subsidiaries of Lytus Technologies Holdings PTV. Ltd.	20-F	September 28, 2022	21.1

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		**

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		**

11.1	Code of Conduct and Ethics.	20-F	September 28, 2022	14.1

99.1	Charter of the Audit Committee.	20-F	September 28, 2022	99.1

99.2	Charter of the Compensation Committee.	20-F	September 28, 2022	99.2

99.3	Charter of the Nominating and Corporate Governance Committee.	20-F	September 28, 2022	99.3

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

#	Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K. Schedules, exhibits and similar supporting attachments to this exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lytus Technologies Holdings PTV. Ltd.

	By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
Date: August 18, 2023	Title:	Chief Executive Officer