Form 20-F
period 2024-03-31
Lytus Technologies Holdings PTV. Ltd.
filed 2024-08-15
CIK 1816319

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

1214, One BKC, Bandra Kurla Complex,

Mumbai 400051, India

(Address of Principal Executive Offices)

Dharmesh Pandya

+91-981985321

Email: info@lytuscorp.com

1214, One BKC, Bandra Kurla Complex,

Mumbai 400051, India

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At August 9, 2024, 1,863,238 common shares were issued and outstanding.

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

i

LETTER FROM OUR CHAIRMAN AND OUR CEO TO SHAREHOLDERS

Dear Shareholders,

As we reflect on another remarkable year at Lytus Technologies, I am thrilled to share our progress and achievements, underscoring our unwavering commitment to delivering value to our customers, employees, and shareholders. It has been a year of resilience, innovation, and growth, and I am filled with immense pride as I present this letter, which is not just a reflection of our past, but a beacon lighting the path to a future brimming with potential and promise.

Who We Are

Lytus Technologies is a forward-thinking platform services entity that nurtures businesses driving cutting-edge technology solutions. Our mission is to build and invest in businesses that address the world’s most pressing challenges with creativity and determination. Our focus is not merely on technology but on enhancing human experiences through the thoughtful deployment of innovation.

With a strong presence across India and various international markets, our strategic business model encompasses a diverse array of services, including linear audio and video content streaming/telecasting, telemedicine solutions, healthtech, fintech, cloud services, artificial intelligence, cybersecurity, content and digital marketing, among others. As we navigate towards the future, we remain steadfast in our commitment to expanding into pivotal global markets while consolidating our customer base.

At the heart of our operations is a deep-seated belief in the transformative power of technology. Our focus is on creating solutions that not only meet the needs of today but also anticipate the demands of tomorrow. We are driven by a passion to innovate, a commitment to excellence, and a determination to make a positive impact on the world.

Our New Branding: A Bold Step Forward

As we embark on an exciting new chapter at Lytus Technologies, our rebranding initiative reflects our strategic shift towards greater innovation, agility, and global expansion. Our new brand identity symbolizes our ambitious outlook, and commitment to addressing the world’s most pressing challenges. The choice of sea green in our logo captures the vastness and fluidity with which we navigate diverse markets, while the dynamic arrows signify strength, progress, and forward momentum that drives us towards success.

This refreshed visual identity is more than just a new look; it embodies our modern, confident, and assertive approach to business. It represents our dedication to staying at the forefront of technological advancements and our commitment to creating meaningful value for our stakeholders. As we continue to innovate and expand our reach, this new brand identity serves as a guiding beacon, reflecting our focus on excellence and our unwavering commitment to making a positive impact.

We are excited to embrace the future with this renewed identity, and we invite all our stakeholders—employees, customers, partners, and shareholders—to join us in this journey. Together, we will leverage our strengths, explore new opportunities, and drive towards a future filled with growth, innovation, and success.

Our Strategic Direction

Our strategy is built on a solid foundation: a growing base of 4 million loyal customers and subscribers. This formidable foundation allows us to continually innovate and introduce new value-added services and products. But more than just numbers, these customers represent our commitment to staying in tune with their evolving needs and preferences. They are the reason we strive for excellence in everything we do.

Central to our ethos is an unwavering dedication to delivering best-in-class services to our customers. Whether it’s telemedicine, digital infrastructures, or content experiences, excellence is not merely a goal but a standard that permeates every facet of our operations.

Operating Principles

Our strategic direction is guided by a few core principles:

Empowerment and Autonomy:

We believe that true innovation flourishes in an environment of empowerment. By granting full autonomy to our business heads, we foster a culture of accountability, creativity, and swift decision-making. This approach allows us to respond with agility to market changes and customer needs, ensuring that we remain at the forefront of our industry. Our leaders are empowered to take bold steps, explore new opportunities, and drive growth in their respective domains.

Transparency and Integrity:

Transparency and integrity are not just values we uphold; they are the bedrock of our operations. We are committed to maintaining the highest standards of ethical conduct, ensuring that our actions align with our values. Our open communication with stakeholders builds trust and fosters a strong, sustainable relationship with them. We believe that by being transparent in our dealings, we can build a foundation of trust that will support our growth for years to come.

Innovating for the Future:

Innovation is the lifeblood of Lytus Technologies. It is the driving force behind our relentless pursuit of excellence. We are not content with the status quo; we are constantly pushing the boundaries of what is possible. Our investments in cutting-edge technologies and our exploration of new business models ensure that we stay abreast of industry trends. We are committed to offering our customers advanced and relevant solutions, helping them navigate the complexities of a rapidly evolving digital landscape.

Collaborative Growth:

We understand that true success comes from collaboration. Our diverse business verticals work in harmony, creating a synergistic ecosystem that drives growth and innovation. This collaborative approach allows us to leverage the strengths of each division, offering comprehensive solutions that meet the multifaceted demands of today’s market. By working together, we amplify our impact and create value for our customers, partners, and shareholders.

Our Historical Performance

The past year has been a testament to our resilience and strategic foresight. We have made remarkable progress in advancing our strategic initiatives.

Strategic Milestones and Achievements:

Over the past year, we have made significant strides in advancing our strategic initiatives. Our relentless focus on innovation and customer-centric solutions has strengthened our market position and expanded our footprint in key markets. We successfully launched several new products and services, which have been well-received by our customers. These achievements underscore our commitment to being a leader in technology solutions and our commitment to delivering exceptional value.

Financial Performance:

Our financial performance has been strong, reflecting our disciplined approach to cost management and operational efficiency. We have achieved a 12% increase in revenue and a positive Profit After Tax of $653,174 (3% of revenue), demonstrating our ability to navigate challenging market conditions and capitalize on growth opportunities. Our balance sheet remains robust, providing us with the financial flexibility to invest in future growth and return value to our shareholders.

Capital Management:

Our capital management strategy has been a key driver of our success. We have secured $3,888,889 against Senior Secured Promissory Notes and have executed an equity purchase agreement (Equity Line of Credit) of up to $30,000,000 of the Company’s common stock. This robust capital management strategy provides us with the financial flexibility to pursue new opportunities, invest in innovation, and drive long-term growth.

Innovation and Technology:

Innovation is at the core of everything we do. Our commitment to cutting-edge technology has enabled us to deliver superior solutions that address the evolving needs of our customers. We are constantly exploring new technologies and business models, ensuring that we stay abreast of industry trends and deliver cutting-edge solutions to our customers.

Businesses:

●	Advancements in Streaming Business:

Our streaming business has been a significant driver of growth. We have expanded our content library, enhanced our platform’s user experience, and forged strategic partnerships with content creators and distributors. These efforts have resulted in increased subscriber engagement and retention, solidifying our position in the competitive streaming market. We are committed to continuing our investment in high-quality content and innovative features to keep our platform compelling for users.

●	Expansion into Audio OTT:

We are thrilled about our expansion into the Audio OTT space. This year, we launched Radio Room, a platform offering a diverse range of audio dramas that span various genres, including classic literature, crime thrillers, romance, and children’s stories, all specifically curated for the Indian diaspora worldwide. This move aligns with our strategy to diversify our service offerings and tap into new revenue streams. Our focus is on scaling this business and providing a rich, diverse content experience to our users. Our goal is to have Radio Room become a key player in the audio streaming sector, delivering content directly over the internet and bypassing traditional distribution channels.

●	Growth in SaaS Development:

Our SaaS development arm has also seen substantial growth. We have introduced several new enterprise solutions that enhance operational efficiency and data management for our clients. Our SaaS products have positioned us as a trusted partner for businesses looking to leverage cloud-based solutions to drive their digital transformation initiatives. We are committed to continuous innovation in this area, ensuring our offerings remain at the forefront of technological advancements.

●	Enhancing Digital Branding and Marketing Services:

In addition to our core offerings, we have bolstered our digital marketing and branding services. Our comprehensive suite of services now includes advanced analytics, social media strategies, and personalized marketing campaigns—all designed to help our clients build stronger brands and connect more effectively with their audiences. This segment has shown promising growth, and we are dedicated to expanding our capabilities to meet the evolving needs of our clients.

●	Cloud Infrastructure Services:

Our recently launched cloud business has seen notable growth in the cloud computing sector. By leveraging our expertise and popular open-source platforms, we’ve attracted enterprise clients looking for high-performance computing solutions. The addition of public and private cloud services, co-location, and consulting has bolstered our portfolio, presenting a strong alternative to traditional providers. This strategic move has enhanced our business performance and set the stage for growth in domestic and international markets. Additionally, we are in the process of identifying large data center land parcels to further expand our infrastructure.

Sustainability and Corporate Responsibility

At Lytus Technologies, we believe that business success goes hand in hand with social responsibility. We are committed to sustainability and corporate responsibility, recognizing the importance of reducing our environmental footprint and fostering a culture of diversity and inclusion. Our initiatives in these areas have been met with positive feedback from our stakeholders, and we will continue to prioritize sustainability in our operations.

We are committed to reducing our environmental impact and promoting a diverse, inclusive workplace. We focus on cutting carbon emissions, optimizing energy use, and developing eco-friendly products. Diversity drives our innovation, and we aim to create a culture where everyone feels valued and empowered.

Investing for the Future

As we look to the future, we are focusing on expanding our footprint in India and the USA. We are increasing our investments in high-growth and future-proof business areas such as healthtech, fintech, cloud services, artificial intelligence, and cybersecurity. India, in particular, presents a compelling growth story, and we are committed to leveraging the country’s economic resilience and strong growth trajectory.

Expansion in India:

India has long been a beacon of growth and opportunity for businesses worldwide. Despite recent market volatility triggered by the results of India’s extended election, there are compelling reasons to remain optimistic about the country’s economic prospects and the benefits of doing business here. We believe that these current market conditions present a unique opportunity for companies to expand their presence in India, leveraging the country’s economic resilience and strong growth trajectory.

Our strategic investments in India are focused on tapping into the burgeoning demand for advanced technology solutions. We see significant potential in areas such as telemedicine, fintech, cyber security, cloud, and AI-driven services. We belive that the government’s push for digital transformation and financial inclusion provides a favorable environment for our offerings, allowing us to cater to a wide array of customer needs.

Investments in the USA:

The USA continues to be a key market for us, offering a favorable environment for technological innovation and growth. We are focused on expanding our presence in this market through strategic partnerships, product innovation, and customer acquisition. We belive that our investments in advanced technologies, including AI and cybersecurity, position us to meet the evolving needs of US businesses and consumers. We are committed to delivering high-quality, reliable, and secure solutions that enhance the digital experiences of our customers.

Conclusion

As we look to the future, we are excited about the opportunities that lie ahead. The technology landscape is rapidly evolving, and we believe we are well-positioned to capitalize on emerging trends and drive growth. Our strategic priorities for the coming year include expanding our product portfolio, enhancing our customer experience, and exploring new markets. We remain focused on delivering long-term value to our shareholders, and your continued support and confidence in our vision are greatly appreciated.

Your continued support and confidence in our vision are the driving forces behind our success. Together, we will navigate the challenges and seize the opportunities that come our way. I want to express my deepest gratitude to our employees, customers, partners, and shareholders for their unwavering support. It is your trust and commitment that inspire us to excel and achieve our goals.

Thank you for being an integral part of the Lytus Technologies journey. We look forward to another year of growth, innovation, and success. Together, we will continue to build a brighter and more prosperous future.

Sincerely,

Dharmesh Pandya

Chairman and CEO

Lytus Technologies

v

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report of Foreign Private Issuer on Form 20-F (this “Annual Report”) to “we,” “our,” “us,” “the company” “our company” or similar terms refer to Lytus Technologies Holdings PTV. Ltd. and its consolidated subsidiaries.

This Annual Report contains translations of certain Indian rupee amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. Unless otherwise noted, we have translated profit and loss items at an average rate of Rs. 82.82 for the year ended March 31, 2024 and at an average rate of Rs. 80.57 for the year ended March 31, 2023. For balance sheet items, we have translated at a closing rate of Rs. 83.34 as of March 31, 2024 and at a closing rate of Rs. 82.18 as of March 31, 2023. We have stated equity accounts at their historical rates. We make no representation that the Indian rupee amounts or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Indian rupee amounts, as the case may be, at any particular rate or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In this Annual Report, unless otherwise specified, all references to “$,” “USD” and “dollars” mean United States dollars.

This Annual Report includes our audited annual consolidated financial statements, or the “Financial Statements.” Our audited consolidated financial statements as of and for the years ended March 31, 2024 and March 31, 2023 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, the independent, private-sector body that develops and approves IFRS, and Interpretations issued by the International Financial Reporting Interpretations Committee, or IFRIC. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that may cause actual results, our performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, without limitation, those discussed under the caption “Risk Factors” beginning on page 6 of this Annual Report.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

On June 3, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”).

Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement. Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors. Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $454,130.00 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). In light of the fact that the Preferred Alternate Conversion Price can be 85% of the then-market price of our VWAP, the Preferred Shares are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The September 2023 Common Warrants are exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

On November 9, 2022, the Company entered into a Securities Purchase Agreement (the “November 2022 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $3,333,333.33 in principal amount of unsecured senior convertible notes (the “November 2022 Notes”) and warrants (the “November 2022 Warrants”). The November 2022 Notes were issued with a conversion price at a 20% premium to the most recent closing price, an original issue discount of 10%, do not bear interest, and mature twelve months from the date of issuance. The November 2022 Notes are convertible into shares of the Company’s common shares, par value $0.01 per share (“Common Shares”), at a conversion price per share of $1.044, subject to adjustment under certain circumstances described in the Notes. The holder of November 2022 Notes has the option, at any time and for any amount of such November 2022 Notes, to convert November 2022 Notes at an alternate conversion price (the “Note Alternate Conversion Price”) that is the lower of the conversion price in effect, or at a 90% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.174. In light of the fact that the Note Alternate Conversion Price can be 90% of the then-market price of our VWAP, the Convertible Notes are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The November 2022 Warrants are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the November 2022 Warrants. The November 2022 Notes and November 2022 Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

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

D. Risk Factors

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” in this Annual Report on Form 20-F. You should carefully consider these risks and uncertainties when investing in our common shares. Some of the principal risks and uncertainties include the following:

-	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses doubt about our ability to continue as a “going concern”;

-	We may fail to realize the benefits expected from our entry into the fintech market and the 51% stake in Sri Sai Cable and Broadband Private Limited (“Sri Sai”) in Telangana, India or those benefits may take longer to realize than expected;

-	Given the nature of the markets in which we operate, our revenues and expenses are difficult to predict, which increases the likelihood that our results could fall below the expectations of investors and market analysts, which could cause the market price of our common shares to decline;

-	Defects or malfunctions in our platform could hurt our reputation, sales, and profitability;

-	Our four million user base calculation is based assumptions that may not be accurate;

-	Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business;

-	We face risks related to the storage of customers’ and their end users’ confidential and proprietary information;

-	There can be no assurance that our securities, including our common shares, will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions;

-	Our platform may never become sufficiently successful;

-	We may not obtain or be able to adequately protect our intellectual property rights;

-	An economic slowdown or factors that affect the economic health of the United States, India or these industries may adversely affect our business;

-	Liability issues are inherent to the healthcare industry and insurance is expensive and difficult to obtain;

-	If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence;

-	We will need to increase the size of our organization and may experience difficulties in managing growth;

-	We depend and will continue to depend on key existing and future personnel;

-	We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business;

-	We operate in a highly competitive industry;

-	Our product testing and operations up to this point are limited;

-	Our success depends on our ability to recruit and retain experienced therapists;

-	We rely on third-party systems and service providers, and any disruption or adverse change in their businesses could have a material adverse effect on our business;

-	We rely on the value of our brand, and any failure to maintain or enhance consumer awareness of our brand could have a material adverse effect on our business, financial condition and results of operations;

-	We may not be successful in implementing our growth strategies, pursuing strategic partnerships, acquisitions and investments, and future partnerships, acquisitions and investments may not bring us anticipated benefits;

-	If we are unable to continue to identify and exploit new market opportunities, our future revenues may decline;

-	Difficult market conditions, economic conditions and geopolitical uncertainties could adversely affect our business by negatively impacting our future revenues in the markets in which we offer services;

-	Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance;

-	Infrastructure in India may not be upgraded in order to support higher internet penetration, which may require additional investments by and expenses for us;

-	Our results of operations are subject to fluctuations in currency exchange rates;

-	We may not be able to obtain additional financing on terms that are acceptable or at all, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements;

●	Any significant disruption in service on our platform or in our computer systems, or any technology failures experienced while developing and enhancing our software could prevent us from using our platform, reduce the attractiveness of our platform or result in a loss of borrowers or investors;

●	An inability to adapt our business effectively to keep pace with a rapidly evolving business environment could have a material adverse effect on our business, financial condition and results of operations;

●	We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules; as a result, may rely on exemptions that provide fewer protection to shareholders compared to other companies;

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations;

●	Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

●	Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and we are subject to risks associated with our business partners and other third parties

●	We do not plan to pay dividends in the foreseeable future;

●	A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India;

●	A slowdown in economic growth in India could cause our business to suffer;

●	The economy in India is susceptible to events such as terrorist attacks, other acts of violence, natural disasters or pandemics, which may result in a reduction in online transaction volumes impacting our business profitability;

●	Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India, which may adversely affect our results of operations, financial condition and financial performance;

●	Our business and activities are regulated by The Competition Act, 2002;

●	Our common shares were only recently listed on The Nasdaq Capital Market and there can be no assurance that we will be able to comply with The Nasdaq Capital Market’s continued listing standards;

●	As a result of being a “foreign private issuer,” we may not provide you with the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult to evaluate our performance and prospects;

●	Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval;

●	The increased costs, regulations and management time resulting from being a newly public company could lower our profits or make it more difficult to run our business;

●	The market price of our securities may be volatile, which could cause the value of your investment to decline;

●	Dilution may result from the issuance of common shares underlying the Notes under the Alternate Conversion Price, which provides for the conversion of the Notes at a discount to the market price at the time of conversion;

●	Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline;

●	As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder;

●	BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests;

●	The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law;

●	As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards;

●	We may be or may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors;

●	The reduced disclosure requirements applicable to “emerging growth companies” may make our common shares less attractive to investors.

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the risks and other information contained in our Annual Report on Form 20-F, including our historical financial statements and related notes included elsewhere in our Annual Report, and in our interim financial statements for the period ended September 30, 2023 contained in our Report on Form 6-K filed on April 11, 2024, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our securities. Refer to “Cautionary Note Regarding Forward-Looking Statements.”

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

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses doubt about our ability to continue as a “going concern.” We currently have negative working capital of $3,885,536 as of March 31, 2024, $8,932,501 as of March 31, 2023. Net cash used in operating activities was $886,034 for the year ended March 31, 2024, $1,153,335 for the year ended March 31, 2023.

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

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.6 users per household in India and the assumptions we used to determine these figures may not be accurate.

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.6 users per household in India. The conversion rate of 4.6 users per household was supported by the Database on Household Size and Composition 2021 released by the Department of Economic and Social Affairs of the United Nations.3 Our estimates of household size and the number of users are based upon historical cable industry practices for measurement of user data. For example, according to the Universe Update Report released by Broadcast Audience Research Council of India in 20204, the number of average users per household in 2020 was 4.45. Although we believe the figures in the industry report are reasonable, there can be no assurance that the assumptions we used are accurate and therefore the number of the members per household may not be equal to the number of our active users. As a result, the number of our actual active users could be less than four million.

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

Our platform is designed to maintain the confidentiality and security of our users’ confidential and proprietary data that are stored on our server systems, which may include sensitive personal data. However, any security breaches or other unauthorized access to these data could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We may be unable to anticipate these techniques or implement adequate preventative or reactionary measures.

We might incur substantial expense to further develop our Platform which may never become sufficiently successful.

Our growth strategy requires the successful launch and commercialization of our Platform, and there can be no assurance that this will occur. The causes for failure of our platform once commercialized include, but are not limited to:

●	market demand for our platform may be smaller than we expect;

●	further platform development may be costlier or take longer than anticipated;

●	our Platform may require significant adjustment post-commercialization, rendering the Platform uneconomic or extending considerably the likely investment return period;

3	Available at: https://population.un.org/Household/index.html#/countries/356
4	Available at: https://www.barcindia.co.in/whitepaper/barc-india-tv-universe-estimates-2020.pdf

●	additional regulatory requirements may increase the overall costs of the development;

●	patent conflicts or inability to enforce intellectual property rights;

●	physical therapists and clients may be unwilling to adopt and/or use our Platform, and

●	compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

We cannot be certain that we will obtain intellectual property rights for our Platform and technology and if we fail to protect our intellectual property rights, our brand and business may suffer.

We believe that our success and competitive position depends in part on our ability to obtain and maintain intellectual property rights for our Platform. Although we seek to obtain copyright or trademark protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or trademark we have obtained may not be sufficient to protect all of our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

Our revenues are highly dependent on clients primarily located in the United States and India, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, India or these industries may adversely affect our business.

We currently derive approximately 100% of our revenue from India. If the economy in or India continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these countries may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

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

Our business exposes us to potential liability risks, including those which are inherent to the healthcare industry.

Our business exposes us to potential liability risks, including those which are inherent to the healthcare industry. While we will take precautions, we deem to be appropriate to avoid lawsuits against us, there can be no assurance that we will be able to avoid significant liability exposure. Liability insurance for the healthcare industry is generally expensive. We have obtained professional indemnity insurance coverage for our platform. There can be no assurance that we will be able to maintain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims. A successful liability claim brought against us may exceed any insurance coverage secured by us and could have a material adverse effect on our results or ability to continue our platform.

We will need to increase the size of our organization and may experience difficulties in managing growth.

Our anticipated future growth is expected to impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, and integrate new employees. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

We depend and will continue to depend on key existing and future personnel.

Our success depends, to a large degree, upon the efforts and abilities of our officers and key management employees. The loss of the services of one or more of our key employees could have a material adverse effect on our operations. In addition, as our business model is implemented, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. Key employees will require a strong background in our industry. We cannot assure that we will be able to successfully attract and retain key personnel.

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

Our customer devices include license software from third party vendors, as we continue to introduce new offering services. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all. Any of these events could have a material adverse effect on our operations.

We operate in a highly competitive industry.

We encounter and expect to encounter in the future competition from local, regional or national entities, some of which have superior resources or other competitive advantages. Intense competition may adversely affect our business, financial condition or results of operations. We may also experience competition from companies in the wellness space. These competitors may be larger and more highly capitalized, with greater name recognition. We will compete with such companies on brand name, quality of services, level of expertise, advertising, product and service innovation and differentiation of product and services. As a result, our ability to secure significant market share may be impeded. Although we believe our services will enable us to serve more patients than traditional physical therapy providers, if these more established offices or providers start offering similar services to ours, their name recognition or experience may enable them to capture a greater market share.

Our success in the healthcare space depends on our ability to recruit and retain experienced therapists.

Our future revenue generation in the healthcare space is dependent upon referrals from physicians in the communities our clinics serve, and our ability to maintain good relations with these physicians. Our therapists are the front line for generating these referrals and we are dependent on their talents and skills to successfully cultivate and maintain strong relationships with these physicians. If we cannot recruit and retain our base of experienced and clinically skilled therapists, our business may decrease, and our net operating revenues may decline.

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

We believe continued investment in our brand and the brands of our subsidiaries is critical to maintaining and expanding our business. We believe that our brand is respected and recognized in the markets where we have customers. However, we are relatively new to the Indian Ecommerce sector and may not enjoy the same brand recognition in new areas in which we launch new businesses. We have invested in developing and promoting our brand since our inception and expect to continue to invest in maintaining our brand’s value, which we hope will enable us to compete against increased spending by our competitors and against emerging competitors, and allow us to expand into new geographies where our brand is not well known. However, there is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brand. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brand and generate demand in a cost-effective manner, it could negatively impact our ability to compete in the ecommerce sector which would have a material adverse effect on our business.

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

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions, including the recent acquisition of Sri Sai, may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control.

This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses, including that of the recently acquired Sri Sai business, with our existing technology, and employees of acquired business, including those of the recently acquired Sri Sai business, into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in acquired businesses, including those of the recently acquired Sri Sai business, with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions, including the recently acquired Sri Sai business, will achieve our intended objectives or enhance our revenue.

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

We may pursue further acquisitions and investments in the future, and any such transactions are accompanied by risks. For instance, an acquisition could have a negative effect on our financial and strategic position and reputation or the acquired business could fail to further our strategic goals. Moreover, we may not be able to successfully integrate acquired businesses into our own business, and therefore we may not be able to realize the intended benefits from any future acquisitions. We may lack experience in the markets, products or technologies of an acquired company and we may have an initial dependence on unfamiliar supply or distribution partners. An acquisition could create an impairment of relationships with customers or suppliers of the acquired business or our advisors or suppliers. All of these and other potential risks may serve as a diversion of our management’s attention from other business concerns, and any of these factors could have a material adverse effect on our business.

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

Dividend policy is subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that the Board will declare dividends even if we are profitable. Under BVI law, we may only pay dividends from our profits, or credits standing in our share premium account, and we must be solvent before and after any such dividend payment, meaning that we will be able to satisfy our liabilities as they become due in the ordinary course of business.

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

Risks Related to Ownership of our Common Shares

If we fail to maintain compliance with the continued listing requirements of the Nasdaq Stock Market, our common shares may be delisted and the price of our common shares and our ability to access the capital markets could be negatively impacted.

Our common shares currently trade on the NASDAQ Capital Market under the symbol “LYT.” This market has continued listing standards that we must comply with in order to maintain the listing of our common shares, including, among others, a minimum bid price requirement of $1.00 per share. If we do not meet the continued listing requirements of Nasdaq for any reason, including due to the potential depressive effect on our share price of the sale of a substantial number of common shares underlying the Notes and Warrants at a discount to the market price and the ability of the holder of these instruments to short our common shares, our common shares may be delisted and the price of our common shares and our ability to access the capital markets could be negatively impacted. For more information on the risks related to the sale of a substantial number of common shares underlying the Convertible Notes and Warrants at a discount to the market price and the ability of the holder of these instruments to short our common shares, see “Dilution may result from the issuance of common shares underlying the Convertible Notes under the Alternate Conversion Price, which provides for the conversion of the Convertible Notes at a discount to the market price at the time of conversion, which may negatively impact the price of our common shares.”

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

On March 24, 2023, Nasdaq Staff (“Staff”) notified the Company that the bid price of its listed securities had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”). Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, which was later extended by another 180 calendar days, until March 18, 2024, to regain compliance with the Rule.

Nasdaq staff later determined that as of February 7, 2024, the Company’s common shares had a closing bid price of $0.10 or less for ten consecutive trading days. Accordingly, the Company was subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii). As a result, Staff determined to delist the Company’s common shares from The Nasdaq Capital Market.

The Company appealed the Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Separately, in order gain compliance with Nasdaq’s Listing Rules, on February 5, 2024, the Board of Directors of the Company approved a substock split (the “Reverse Split”) of its authorized, issued and outstanding ordinary shares, par value $0.01 per share, at a ratio of 1-for-60 so that every 60 shares authorized and issued were to be combined into one (1) share. The Reverse Split took effect and began trading on the NASDAQ Capital Market on a split-adjusted basis when the market opened on February 23, 2024. Both before and after the Reverse Split, the Company was and is authorized to issue 230,000,000 ordinary shares and per share par value is $0.01. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 93,679,260 to approximately 1,561,321.

Upon successful completion of the Reverse Split, the Company received a letter from Staff on March 11, 2024, advising the Company that it has regained compliance with bid price requirement as set forth in the Rule, and that the Company is in compliance with the NASDAQ Capital Market’s Listing Requirements. Consequently, the scheduled hearing before the Panel on April 11, 2024, was cancelled. The Company’s common shares continue to be listed and traded on NASDAQ Capital Market.

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

Our officers, directors, and 5% or greater shareholders, in the aggregate, beneficially own approximately 66.76% of our outstanding common shares. Specifically, Dharmesh Pandya, our chief executive officer and director, in the aggregate, beneficially owns 66.19% of our outstanding common shares, which allows such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors, and 5% or greater shareholders possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. In addition, this concentration of ownership and voting power may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Principal Shareholders” for more information.

We have and will continue to incur increased costs and become subject to additional regulations and requirements as a result of being a public company, and our management has and will in the future be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we have and will continue to incur significant legal, accounting, and other expenses that we did not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with compliance with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management needs and will need in the future to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

The market price of our common shares has been and may be in the future be volatile, which could cause the value of your investment to decline.

The market price of our common shares has in the past and may be in the future highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our common shares in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of our common shares could decrease significantly. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, or at all. The movement of share price of the Company at Nasdaq Capital Markets has been ranging from 0.69 (pre-split) to 8.7 (post-split) during the previous 12 months.

The holder of Notes may, at its option, at any time, convert its Notes into, or exercise its Warrants for, common shares based on agreed-upon formulas. Any such conversion or exercise will result in significant dilution to our shareholders.

Our shareholders may experience significant dilution as a result of our issuance of the Securities. The initial conversion price of the Notes is equal to $3.51 and is subject to adjustment with a floor price of $1.00. The Warrants are exercisable for three years to purchase an aggregate of up to common shares at an initial exercise price of $3.25, subject to adjustment under certain circumstances described in the Warrants and will expire on the three year anniversary of the date of issuance. See “Description of Private Placements” for additional information. The issuance of material amounts of common shares by us pursuant to the conversion or exercise, as applicable, of these Securities would cause our shareholders to experience significant dilution in their investment in our company.

The Notes and the Warrants have anti-dilution provisions triggered by the issuance of our common shares and securities convertible or exercisable for common shares at prices below the then-current conversion price for such Notes or the then-current exercise price of such Warrants. Any such adjustments would increase the number of common shares issuable upon conversion or exercise of such securities, as the case may be, and increase the dilutive effect of such securities on our current shareholders.

The Notes have an initial conversion price of $3.25 per common share, and the Warrants had an initial exercise price of $3.51 per common share. The conversion price of the Notes and the exercise price of the Warrants are subject to adjustment. Beginning the earlier of (i) 90 days after effectiveness of this registration statement, (ii) November 23, 2024 or (iii) the first date the Company permits an alternate conversion, the holders of the Notes have the option to convert up to all accrued interest under the Notes and up to 20% of the original principal amount of the Notes per calendar month at a price equal to the market price (the “Note Alternate Conversion Price”). The market price is 90% of the lowest volume weighted average price (“VWAP”) of our common shares during the five (5) trading days prior to the date of such conversion, but in no event less than the conversion floor price of $1.00. As of August 9, 2024, using the lowest price at which such securities may be converted on that date, the Notes and the Warrants have conversion or exercise prices of $3.25 and $3.51, respectively. In light of the fact that the Note Alternate Conversion Price can be 90% of the market price of our VWAP, the Notes are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies.

Dilution may result from the issuance of common shares underlying the Notes under the alternate conversion provision, which provides for the conversion of the Notes at a discount to the market price at the time of conversion, which may negatively impact the price of our common shares.

The holder of Notes has the option, beginning on the earlier of (i) ninety (90) calendar days after the initial effectiveness date of the first registration statement of the Company that registers the holder’s resale of the Conversion Shares, (ii) November 23, 2024, or (iii) the first date that the Company provides an irrevocable written notice to the holder permitting the holder to effectuate conversions, to convert up to all accrued interest under the Notes and up to 20% of the original principal amount of the Notes per calendar month at a price equal to the market price (the “Note Alternate Conversion Price”). The market price is 90% of the lowest volume weighted average price (“VWAP”) of our common shares during the five (5) trading days prior to the date of such conversion, but in no event less than the conversion floor price of $1.00. In light of the fact that the Note Alternate Conversion Price can be 90% of the market price of our VWAP, the Notes are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies.

If the holder of Notes converts such Notes and then sells the common shares received from such conversions, the price of our common shares may decrease due to the additional common shares in the market. This could allow the noteholder to receive greater amounts of common shares, the sales of which would further depress the price of our common shares.

The 4.99% beneficial ownership cap on the Notes and Warrants does not prevent the holder of such Notes and Warrants from converting and selling some or all of the common shares it acquires and then converting or acquiring additional shares. Accordingly, the holder will be able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of our outstanding shares at a given time.

Purchase Agreement, The agreements governing our outstanding securities, including the Purchase Agreement and the Notes, contain covenants that reduce our financial flexibility and could impede our ability to operate.

The agreements governing our indebtedness, including the Purchase Agreement, the Notes, and the Warrants each impose significant operating and financial restrictions on us. These restrictions will limit our and our subsidiaries’ ability to, among other things:

●	incur or guarantee additional debt or issue disqualified stock or preferred stock;

●	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

●	make certain investments;

●	incur certain liens;

●	enter into transactions with affiliates;

●	merge or consolidate; and

●	transfer or sell assets.

In addition, such agreements subject us and our subsidiaries to covenants, representations and warranties. As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to fund our operations, compete effectively or to take advantage of new business opportunities. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision. In the event our lenders or holders of the Notes accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness or if we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline.

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. 1,848,952 of our common shares are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act. If any existing shareholders sell a substantial amount of common shares, the prevailing market price for our common shares could be adversely affected.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004, as amended (the “BVI Act”), and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or principal shareholders than they would as shareholders of a U.S. company.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are not available to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company”, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same, new or revised accounting standards as other public companies that are not emerging growth companies.

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

Lytus Technologies Holdings PTV. Ltd. (“we”, “Lytus”, “Lytus Group”, the “Group”, or the “Company”) is a holding company incorporated under the laws of British Virgin Islands (“BVI”) on March 16, 2020. We have acquired 100% shareholding of Lytus Technologies Private Limited (“Lytus India”) on March 19, 2020. Lytus is domiciled in British Virgin Island and is incorporated as a company under the BVI Business Companies Act (Revised 2020).

On April 1, 2022, the Company has acquired 51% shareholding of Sri Sai for $2.5 million and has invested $8.4 million as capital advance in development of software applications. Recently, the Company has invested $2 million in Sri Sai’s expansion plan.

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

On January 1, 2023, we had decided to acquire 100% equity of Lytus Technologies, Inc. (“Lytus Inc.”), a Delaware corporation, for general corporate purposes. Presently, absent United States operations, the Company has agreed to not to acquire shares of Lytus Technologies Inc., however, it would continue to consolidate balances to the extent it relates to the transactions for or on behalf of the Company.

Our principal executive offices in India are located at 1214, One BKC, Bandra Kurla Complex, Mumbai 400051, India, for Mr. Shreyas Shah and our telephone number is +91-7777044778. Our website address is www.lytuscorp.com. The information on or accessed through our website is not incorporated in this Annual Report. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

We are a platform services company offering services primarily in India. Our business model consists primarily of (a) the current distribution of linear content streaming/telecasting services and (b) the development of technology products, which to date include products focused on telemedicine and fintech. The Lytus platform provides our customers with a one-stop site with the access to all of the services provided by us.

We are focused on consolidating our subscriber base for future technology services, such as telemedicine and healthcare services, while continuing to develop our technology platform for a better service experience. Presently, we provide streaming and internet services through our platform. We are simultaneously working to strengthen its platform services, including advancing its platform with the state-of-art technology.

Recent Developments

On June 3, 2024, Lytus Technologies Holdings PTV. Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”).

Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement. Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors. Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $454,130.00 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). In light of the fact that the Preferred Alternate Conversion Price can be 85% of the then-market price of our VWAP, the Preferred Shares are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The September 2023 Common Warrants are exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

On November 9, 2022, the Company entered into a Securities Purchase Agreement (the “November 2022 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $3,333,333.33 in principal amount of unsecured senior convertible notes (the “November 2022 Notes”) and warrants (the “November 2022 Warrants”). The November 2022 Notes were issued with a conversion price at a 20% premium to the most recent closing price, an original issue discount of 10%, do not bear interest, and mature twelve months from the date of issuance. The November 2022 Notes are convertible into shares of the Company’s common shares, par value $0.01 per share (“Common Shares”), at a conversion price per share of $1.044, subject to adjustment under certain circumstances described in the Notes. The holder of November 2022 Notes has the option, at any time and for any amount of such November 2022 Notes, to convert November 2022 Notes at an alternate conversion price (the “Note Alternate Conversion Price”) that is the lower of the conversion price in effect, or at a 90% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.174. In light of the fact that the Note Alternate Conversion Price can be 90% of the then-market price of our VWAP, the Convertible Notes are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The November 2022 Warrants are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the November 2022 Warrants. The November 2022 Notes and November 2022 Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

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

Strategic Objectives

Technology continues to be a driver of change for our industry. We have invested in technologies to develop greater scale and speed in our approaches to content production and distribution, centralization, automation, and portfolio rationalization.

Our objective is to grow profitably by building on our current strategic position.

The key elements of our strategy include:

●	expanding our service and product portfolio to enhance cross-selling opportunities;

●	enhancing our service platform by investing in technology;

●	expanding into new geographic markets; and

●	pursuing selective strategic partnerships and acquisitions.

We have six principles for our growth:

1.	Operating model: simplify and align with our customers’ needs and end markets.

2.	Enhance customer experience: introduce customer-centric programs and services leveraging technologies such as artificial intelligence (AI) and machine learning (ML) to improve our customers’ experiences.

3.	Service portfolio management: adopt a more proactive approach, be agile in introducing new offerings while continuously scrutinizing the potential for returns.

4.	Build scale: grow and build scale in a broad range of international markets and industry verticals within the online service platform and e-healthcare segment.

5.	Strategic relationships: focus on building and maintaining long-term strategic business relationships with other established participants in the market to better utilize the network capabilities, reduce cost burden and generate supplementary revenue streams.

6.	Acquisition strategy: develop a more targeted and disciplined approach; focus on acquisitions that augment our existing online streaming portfolio.

Our Streaming Services

Lytus India provides technology enabled customer services, which includes streaming and content services. The present software is being further upgraded to support the unified and integrated platform through which it shall provide multi-dimensional services such as MedTech IOT (IOT refers to the Internet of Things).Upgrading the existing cable networks presents an opportunity for our company to convert traditional cable homes into broadband/ internet protocol TV (IPTV) homes for the company. While installation of new devices in homes at the time of upgrading often allows the conversion of homes from cable homes to broadband homes/IPTV homes, in certain cases additional investment could be required to be able to enhance the service offering to customers. The additional investment required is part of the company’s budgeted forecast from revenue from the existing cable business. This could be supplemented by the company accessing its credit lines from local banks it has relationships with.

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

We, through our partners have access to the content of more than 450 linear channels, allowing us to provide these channels to all our subscribers’ predominantly through the RF medium using DVB-C technology as well as through IPTV/Online Streaming.

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

Lytus is working closely with various vendors to further the reach of our streaming network / platform and also building state of the art FTTH (Fiber to the home)/ G-PON network for connecting its existing and future subscribers. For this purpose, we source devices and other equipment such as RF/Hybrid/ IPTV/OTT Set Top Boxes, ONUs, OLTs, Headend and NoC equipment and finally passive components from vendors including Cisco, Harmonics, CommScope — USA, Gospell, ZTE and Antik.

The Company set up a separate vertical/offering to its customers through the formation of Lytus Studios to offer cutting edge creative services along with specialized technology infrastructure for film, video, series, commercials, events, corporate and digital industries. We intend LYTUS STUDIOS to combine next age technology that will bring together VR (Virtual Reality), AR (Augmented Reality), MR (Mixed Reality) into a composite XR (Extended Reality) for film & video entertainment.

The setting up of Lytus Studios is a natural progression for Lytus Technologies to serve its own content needs and to take forward its vision of transforming customer experiences with technology. With Lytus Technologies’ existing customer network in India and associations in Asia, Middle East & Europe, the company plans to provide content services in the USA and in other major entertainment markets.

Lytus Studios is also building a unique video streaming service, Lytus Play. This service will initially be offered to Lytus Technologies’ current users in India while launching the service concurrently in the USA. Lytus Play will feature advanced personalization technology where users can feed their health goals with preferences and get curated programs and content to manage their lifestyle. Lytus Studios will be producing all the original content for the Lytus Play streaming platform in its Hollywood studios. The Company expects to fund the growth of Lytus Studios from its current operational cashflow as well as additional funds from follow-on offerings.

In June 2024, we launched Radio Room, an audio streaming platform. Radio Room will offer an array of audio dramas that encompass a variety of genres such as classic literature, crime thrillers, romance, and children’s stories, all tailored for the Indian consumer. Launching Radio Room underscores the Company’s mission to leverage cutting-edge technology to enhance user experiences while leveraging our existing customer base.

Lytus Cloud a suite of cloud infrastructure services with robust management capabilities designed to meet the escalating demands of enterprise computing. Lytus will offer enterprise clients a variety of cloud services, including public cloud, private deployments, managed private clouds, Build-Operate-Transfer (BOT) Data Centers (DC), co-location, cloud consulting, and VPS and hosting services.

Telemedicine

The telehealth segment of our business plan focuses on providing telemedicine solutions for the unmet medical needs of a large part of population in India. Our vision is to provide cost-efficient telemedicine services, as well as serve as an extension of the traditional healthcare system. Building on our existing fiber-optic network and customer base, we plan to use technology-based innovation to address the most significant unmet needs of patients and societies across rural India.

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

With the rising internet penetration in India, increasing proliferation of fiber-optic cables, expanding bandwidths and advancements in technology, we believe that doctors from urban India will have the ability to treat patients in rural areas remotely through video-call consultations. In an industry where the cost of error is high, operational consistency and network dependability are critical. We believe that our operations will benefit from centralized decision-making and a uniform technology platform, coupled with a coordinated local presence. Our unified, scalable technology platform is being further developed and enhanced by our technology team, which is located in India. This technology platform is being developed to cover all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments.

Self-monitoring for diagnosis requires infrastructure for an effective and efficient communication equipment and distribution network. We believe that our streaming and telecast services customer base and access to a significant fiber infrastructure, positions us well to deliver telemedicine services.

Lytus Health intends to focus on remote patient monitoring devices. We expect that these devices installed at the homes of the patients of participating physicians practices will be sourced from various HIPAA and FDA compliant vendors and will have the monitoring and reporting software pre-installed in them. Lytus Health currently has not developed any proprietary software that is deployed with patients in the United States.

In India, Lytus’ telemedicine business, through Lytus India, has commenced repurposing its existing Local Cable Operator Network infrastructure to set up local health centers and diagnostic centers (“LHCs”) that will be staffed by trained healthcare professionals. LHCs will support customers with additional patient services that cannot be remotely provided through devices. Typical services provided at LHCs will include ECGs, blood and urine testing, ultrasound scans, among others. While the Company has its own network of support offices and staff in the Telangana region, it intends to recruit, train and deploy staff strategically across its network. The Company plans to recruit and deploy a team of trained professionals to service a typical area of 5,000 existing cable customers homes over the next several years. The cost of training and recruiting these professionals will be borne partly by infusion of funds by the company from its available credit lines with banks in India.

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

Our telemedicine service in the United States aims to provide management and technology solutions to hospital networks, university medical schools, physician networks and individual practices in the United States Its proprietary delivery platform uses digital communication technologies using medical monitoring devices, video capabilities and data capture methodologies. The platform also uses AI Ecosystem Assets including Conversational Computing, Intelligent Robotic Process Automation (iRPA), and Machine Learning (ML). This platform is currently rolled out in New Jersey, Illinois, Florida and Texas with approximately 125 medical physicians using our system for approximately 3,000 users via hospital and clinic networks. However, this business’ revenue has substantially decreased as a result of technological hurdles from an OEM. In response to this decrease, we plan to develop a proprietary software for our telemedicine business in India and the United States. If such development is unsuccessful, we plan to look into acquiring a telemedicine software company based in India.

Fintech

We announced the launch of our Fintech /business in 2023. The plan is to offer Fintech offering to our customers in Telangana. Starting with converting cash collections from the cable business into electronic /e-wallet payments from existing customers. Over a period, the Company plans to offer additional fintech services such as credit cards and microloans to its subscribers.

The Company has been testing its payment gateway platforms to ensure that they operate seamlessly with existing payments systems of partner banks. The Company has also taken necessary steps to ensure that it is following Indian banking laws and Central Bank regulations for Fintech Companies in India. Eventually the Company expects to offer the entire spectrum of Fintech services to all its business verticals including HealthCare its OTT platform etc.

Data analytics and processing with respect to these financial transactions is part of the Company’s effort to ensure that it remains compliant from a regulatory standpoint whilst continuing to offer relevant services to its subscribers.

The Company intends to fund this business by raising additional capital from the markets along with infusion of funds generated from its current cable operations and funding from credit lines established with banking partners.

Competition

As a unified platform services company, individual segments of our business faces competition from other services providers that operate in India.

Our streaming business typically faces competition from the following service providers:

Hotstar

Hotstar, (now Disney+ Hotstar), is the most subscribed — to OTT platform in India, owned by Star India as of 2018, with around 150 million active users and over 350 million downloads. According to Hotstar’s India Watch Report 2018, 96% of watch time on Hotstar comes from videos longer than 20 minutes, while one — third of Hotstar subscribers watch television shows.13

13	“Video OTT revenue in India expected to reach Rs 13,800 crore by FY 2023 — Exchange4media”. Indian Advertising Media & Marketing News — exchange4media. Available: https://www.exchange4media.com/digital-news/video-ott-revenue-in-india-expected-to-reach-rs-13-800-crore-by-fy-2023-92262.html

Netflix in India

American streaming service Netflix entered India in January 2016. In April 2017, it was registered as a limited liability partnership (LLP) and started commissioning content. It earned a net profit of Rs.2.02 million for fiscal year 2017. In fiscal year 2018, Netflix earned revenues of Rs.580 million. According to Morgan Stanley Research, Netflix had the highest average watch time of more than 120 minutes but viewer counts of around 20 million in July 2018. As of 2018, Netflix has six million subscribers, of which 5 – 6% are paid members.14

Olly Plus

Olly Plus was launched in 2020 by Sk Line Production. Olly Plus is Odisha’s new online Odia OTT platform where you can enjoy unlimited Odia Videos, Albums, Movies, Comedy Videos, Short Films, Audio Stories and other videos on the go.

Telemedicine

Practo: Practo is one of the leading healthcare platforms in India, offering services like online doctor consultations, appointment bookings, medicine delivery, and diagnostic test bookings. Practo’s telemedicine service allows patients to consult doctors via video calls, chat, and phone calls.

1mg: 1mg is a comprehensive health platform providing online consultations with doctors, pharmacy services, and diagnostic services. Through its telemedicine feature, 1mg connects patients with certified doctors for consultations via phone or video calls, making healthcare more accessible and convenient.

Apollo 24/7: Apollo 24/7 is part of the Apollo Hospitals Group, one of India’s largest healthcare chains. The platform offers online consultations with Apollo doctors, medicine delivery, and diagnostic services. Apollo 24/7 leverages the extensive network and expertise of Apollo Hospitals to provide quality telemedicine services.

Fintech

Amazon Pay: Amazon Pay is a digital wallet service provided by Amazon India. It allows users to store money and make seamless transactions on Amazon’s e-commerce platform as well as with select partners. Amazon Pay simplifies the checkout process and offers various rewards and cashback for users.

Ola Money: Ola Money is the digital wallet offered by Ola, a leading ride-hailing service in India. Users can load money into their Ola Money wallet and use it to pay for Ola cab rides, as well as for transactions with various partnered merchants, including online shopping and food delivery services.

JioMoney: JioMoney is a digital wallet service from Reliance Jio, part of the Reliance Industries conglomerate. It allows users to make payments for Jio services, recharge their Jio mobile numbers, pay utility bills, and transact with various partner merchants both online and offline.

Employees

As of August 9, 2024, we had three full-time employees and five part-time employees.

14	“Video OTT revenue in India expected to reach Rs 13,800 crore by FY 2023 — Exchange4media”. Indian Advertising Media & Marketing News — exchange4media. Available: https://www.exchange4media.com/digital-news/video-ott-revenue-in-india-expected-to-reach-rs-13-800-crore-by-fy-2023-92262.html

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

Employees

As of August 9, 2024, we had three full-time employees and five part-time employees.

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

C. Organizational Structure

None.

D. Property, Plants and Equipment

Our principle executive office is located at 1214, One BKC, Bandra Kurla Complex, Mumbai 400051, India. All of our facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations for the years ended March 31, 2024 and 2023 in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

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

15	Calculation based upon approximately 1 million paid home subscribers which based on industry standards translates to more than 4 million viewers on an average of 4.6 viewers per household in India. Source: United Nations, Department of Economic and Social Affairs, Population Division (2019) — Database on Household Size and Composition 2019. Available at https://population.un.org/Household/index.html#/countries/356.

We intend to fund the following business plans and operations in a number of ways. We are currently beta testing remote patient monitoring devices (MedTech IOT (internet of things)) for sale and installation in home of customers in Telangana. This will be a subscription-based service that is expected to be launched in the second half of 2024. The acquisition and rollout of devices will be funded through a combination of vendor financing, customer deposits and with the help of our current lines of credit with local banks. Regarding commencing Lytus Health’s business plans to purchase and install patient monitoring devices in the United States, we have an existing relationship with a supplier of remote patient monitoring devices which we expect to deploy in the second half of 2024 once the application development and integration is complete. These devices will be acquired directly from the manufacturer through the use of vendor financing and customer deposits for the devices. The plan to set up local health centers and diagnostic centers through Lytus India is currently being developed through the training of key employees currently employed by the local cable operator offices in our network. We expect the rollout to be commenced in the second half of 2024 and it will likely take 24 months to complete. We plans to fund this rollout directly from our cash reserves and follow-on fund raises. The upgrading of established cable infrastructure is a routine cost of maintaining the cable business, generally implemented through funding from the business’s own cash flow. Sri Sai cables current vendor financing arrangement and lines of credit from local banks have historically facilitated the routine updating of fiber and cable essential to the business. Lytus’s fintech offering would initially be limited to customers of Sri Sai Cable. The additional commitment to commence offering financial products and services would be supported through a combination of our current lines of credit with local banks and a follow-on fund raises from the market. Lytus Studios is currently in discussion with partners to create curated content for distribution on its own platform. We expect that Lytus Studios curated content will be first deployed on the customer base in India before exploring additional collaborations with third party studios and content distributors. We expect to fund this business from our own cash reserves for the time being.

Key Factors For Our Performance

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

●	Number of Subscribers: our revenue growth and long-term profitability are affected by our ability to increase our subscriber base because we derive a substantial portion of our revenue from streaming services and via client contracts that provide subscribers access to our Lytus platform in exchange for a contractual based monthly fee. Revenue is driven primarily by the number of subscribers, the number of services contracted for by a subscriber and the contractually negotiated prices of our services and online content that is specific to that particular subscriber. We believe that increasing our subscriber base is an integral objective that will provide us with the ability to continually innovate our services and support initiatives that will enhance subscriber experiences and lead to increasing or maintaining our existing annual net dollar retention rate. The number of subscribers pertaining to Sri Sai business are 815,105 for the year ended March 31, 2024 and 8,61,902 for the year ended March 31, 2023. The decrease is insignificant and routine in nature, however, our increase in subscription income offsets this decrease in number of subscribers and still provides for increased subscription income by approximately 7.5%.

●	Cluster of customized online content: the Lytus platform provides an opportunity to customize the online content to meet the needs of that particular subscriber. We plan to form partnership with other companies to develop our telemedicine business and entertainment and education online content. Revenues arising from this segment will be driven primarily by the customizable content formats aligned with the customer satisfaction. We believe that increasing our current subscriber utilization rate is a key objective in order for our subscribers to realize tangible healthcare savings with our service.

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

Year ended March 31, 2024 compared to year ended March 31, 2023

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

During the fiscal year ended March 31, 2024, we had a total income of $23,003,342, which was comprised of Revenue from Contract with Customers of $21,363,775 and other income of $1,639,567, whereas during the fiscal year ended March 31, 2023, we had a total income of $19,393,329, which was comprised of Revenue from Contract with Customers of $19,008,184 and other income of $385,145.

The overall increase of $3,610,013 or 19%, which is primarily comprised of (a) incremental Revenue from Contract with Customers by $2,355,591 or 12% arising from Sri Sai and (b) increase in Other Income by $1,254,422 or 326% mainly arising from provision of finance costs in respect of warrants liability no longer required by $1,274,773.

STATEMENT OF OPERATIONS DATA:	For the year ended 31 March 2024		For the year ended 31 March 2023		Change
	$	%	$	%	$	%
Operating revenue	21,363,775	93%	19,008,184	98%	2,355,591	12%
Other Income	1,639,567	7%	385,145	2%	1,254,422	326%
Total Revenue	23,003,342	100%	19,393,329	100%	3,610,013	19%

Revenue from contract with customers	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	14,955,197	13,930,887	1,024,310	7%
Carriage/Placement fees	5,410,248	3,406,204	2,004,044	59%
Advertisement Income	556,582	1,413,553	(856,971)	-61%
Device activation fees	151,960	257,540	(105,580)	-41%
Fiber use revenue	289,788	-	289,788	100%
Total revenue from contract with customers	21,363,775	19,008,184	2,355,591	12%

 The Company has increased its operating revenue by 2,355,591 or 12%, mainly on account of carriage and placement fees by 2,004,044 or 59% and subscription income by 1,024,310 or 7%.

Other Income	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Fair value gain on warrant liability	-	22,766	(22,766)	100%
Provision for warrants liabilities no longer required	1,635,651	360,878	1,274,773	353%
Miscellaneous Income	3,916	1,501	2,415	161%
	1,639,567	385,145	1,254,422	326%

The Company has increased its other income by 1,254,422 or 326%, mainly on account of provision of finance costs in respect of warrants liability no longer required by 1,274,773 or 353%.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the year ended March 31, 2024, of $16,762,580, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $15,454,840, whereas it has incurred costs of revenue for the year ended March 31, 2023, of $13,884,291, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $12,715,217.

The Costs of Revenue for the period ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

Cost of revenue

	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Cost of materials consumed	15,454,840	12,715,217	2,739,623	22%
Broadcaster/Subscription Fees	1,225,922	1,091,700	134,222	12%
Lease Line charges	1,658	-	1,658	100%
Cable Hardware & Networking Exp.	78,157	28,129	50,028	178%
Programming expenses	2,003	8,872	(6,869)	-77%
Ham Charges	-	3,156	(3,156)	-100%
Activation installation costs	-	37,217	(37,217)	-100%
	16,762,580	13,884,291	2,878,289	21%

The Costs of Revenue for the year ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Staffing Expenses

For the fiscal year ended March 31, 2024, the most significant components of operating expenses were staffing expense, which was $844,098, consisting of salaries, benefits and bonuses, representing an increase by $210,119 or 33% from $633,979 in the fiscal year ended March 31, 2023. The increase is primarily on account of increase in salaries due to deployment of device boxes.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses is $386,622 for the fiscal year ended March 31, 2024, representing a decrease of $446,457 or 54% from $833,079 for the fiscal year ended March 31, 2023. The legal and professional fees were high last year on account of listing and related professional fees.

Amortization and depreciation costs is $926,484, for the fiscal year ended March 31, 2024, representing an increase of $230,260 or 33% from $696,224, for the fiscal year ended March 31, 2023. The increase is primarily due to addition in property, plant and equipment during the year ended March 31, 2024.

Other operating expenses is $2,643,948 for the fiscal year ended March 31, 2024, representing an increase of $376,683 or 17% from $2,267,265 for the fiscal year ended March 31, 2023. The increase is marginal relating to Sri Sai business.

Finance and other income

There is no finance and other income for the year ended March 31, 2024, whereas Interest on tax refund were $19,123 for the fiscal year ended March 31, 2023.

Finance and other cost

Finance and other costs is $638,957 for the fiscal year ended March 31, 2024, representing a decrease of $1,571,447 or 71% from $2,210,404 for the fiscal year ended March 31, 2023. The decrease is relating to repayment of borrowings and no-claim of warrants liability on account of full repayment.

Finance and other cost	For the period ending March 31, 2024	For the period ending March 31, 2023	Change (USD)	Change (%)
Interest on bank overdrafts, loans and other financial liabilities	346,465.00	328,449.00	18,016	5%
Interest on lease liabilities	42,850.00	21,845.00	21,005	96%
Commission and other borrowings	232,911.00	122,000.00	110,911	91%
Collection charges	15,715.00	125,930.00	(110,215)	-88%
Share warrant expenses	-	1,607,791.00	(1,607,791)	100%
Other costs - interest on tax payables	1,016.00	4,389.00	(3,373)	-77%
	638,957	2,210,404	(1,571,447)	-71%

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

We did not have any undisclosed off-balance sheet arrangements as of March 31, 2024 and March 31, 2023.

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

STATEMENT OF OPERATIONS DATA:	For the year ended 31 March 2023		For the year ended 31 March 2022
	$	%	$	%	$	%
Operating revenue	21,363,775	93%	19,008,184	98%	2,355,591	12%
Other Income	1,639,567	7%	385,145	2%	1,254,422	326%
Total Revenue	23,003,342	100%	19,393,329	100%	3,610,013	19%
Cost of revenue	16,762,580	73%	13,884,291	72%	2,878,289	21%
Other operating expenses	2,643,948	11%	2,267,265	12%	376,683	17%
Legal and professional expenses	386,622	2%	833,079	4%	(446,457)	-54%
Staffing expenses	844,098	4%	633,979	3%	210,119	33%
Depreciation and amortisation	926,484	4%	696,224	4%	230,260	33%
Net income	1,439,610	6%	1,078,491	6%	361,119	33%
Interest expenses	638,957	3%	2,210,404	11%	(1,571,447)	-71%
Interest income	-	0%	19,123	0%	(19,123)	-100%
Income (loss) from continuing operations before income taxes	800,653	3%	(1,112,790)	-6%	1,913,443	-172%
Income tax	147,479	1%	523,047	3%	(375,568)	-72%
Net income after tax	653,174	3%	(1,635,837)	-8%	2,289,011	-140%
Other comprehensive income
Items that may not be reclassified subsequently to income
Reclassification of defined benefit obligation	(957)		1,400		443
Items that may be reclassified subsequently to income			-
Foreign currency translation reserves of subsidiaries, net of tax	82,351		216,022		(133,672)
Total comprehensive income for the period	734,568		(1,421,215)		2,155,782
Attributable to:			-
Controlling interest	258,015		(2,190,732)		2,448,746
Non-controlling interest	476,553		769,517		(292,964)
Basic income per common share	0.68		(2.67)
Diluted income per common share	0.68		(2.67)

Revenue

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus Technologies Private Limited (“Lytus India”), our wholly-owned subsidiary incorporated in India, did not have significant operations during the fiscal year ended March 31, 2024 and during the fiscal year ended March 31, 2023. Lytus India has acquired Sri Sai that has active business operations and that meets the criteria (5 steps) for recognizing revenue from contracts with customers in pursuant to IFRS 15.

During the fiscal year ended March 31, 2024, we had a total income of $23,003,342, which was comprised of Revenue from Contract with Customers of $21,363,775 and other income of $1,639,567, whereas during the fiscal year ended March 31, 2023, we had a total income of $19,393,329, which was comprised of Revenue from Contract with Customers of $19,008,184 and other income of $385,145.

The overall increase of $3,610,013 or 19%, which is primarily comprised of (a) incremental Revenue from Contract with Customers by $2,355,591 or 12% arising from Sri Sai and (b) increase in Other Income by $1,254,422 or 326% arising from provision of finance costs in respect of warrants liability no longer required by $1,635,651.

The following table provides revenues separated by services for the years ended March 31, 2024 and 2023:

Disaggregated revenue information

Revenue from contract with customers	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	14,955,197	13,930,887	1,024,310	7%
Carriage/Placement fees	5,410,248	3,406,204	2,004,044	59%
Advertisement Income	556,582	1,413,553	(856,971)	-61%
Device activation fees	151,960	257,540	(105,580)	-41%
Fiber use revenue	289,788	-	289,788	100%
Total revenue from contract with customers	21,363,775	19,008,184	2,355,591	12%

Other Income/Application of IFRS 15

The following table presents other income (including fair value gains on warrant liability) for the years ended March 31, 2024 and 2023:

Other Income	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Fair value gain on warrant liability	-	22,766	(22,766)	100%
Provision for warrants liabilities no longer required	1,635,651	360,878	1,274,773	353%
Miscellaneous Income	3,916	1,501	2,415	161%
	1,639,567	385,145	1,254,422	326%

The Company has increased its other income by 1,254,422 or 326%, mainly on account of provision of finance costs in respect of warrants liability no longer required by 1,274,773 or 353%.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the year ended March 31, 2024, of $16,762,580, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $15,454,840, whereas it has incurred costs of revenue for the year ended March 31, 2023, of $13,884,291, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $12,715,217.

The Costs of Revenue for the period ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

Cost of revenue

	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Cost of materials consumed	15,454,840	12,715,217	2,739,623	22%
Broadcaster/Subscription Fees	1,225,922	1,091,700	134,222	12%
Lease Line charges	1,658	-	1,658	100%
Cable Hardware & Networking Exp.	78,157	28,129	50,028	178%
Programming expenses	2,003	8,872	(6,869)	-77%
Ham Charges	-	3,156	(3,156)	-100%
Activation installation costs	-	37,217	(37,217)	-100%

	16,762,580	13,884,291	2,878,289	21%

The Costs of Revenue for the period ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Staffing Expenses

For the fiscal year ended March 31, 2024, the most significant components of operating expenses were staffing expense, which was $844,098, consisting of salaries, benefits and bonuses, representing an increase by $210,119 or 33% from $633,979 in the fiscal year ended March 31, 2023. The increase is primarily on account of increase deployment of device boxes.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses is $386,622 for the fiscal year ended March 31, 2024, representing an decrease of $446,457 or 54% from $833,079 for the fiscal year ended March 31, 2023. The legal and professional fees were high last year on account of listing and related professional fees.

Amortization and depreciation costs is $926,484, for the fiscal year ended March 31, 2024, representing an increase of $230,260 or 33% from $696,224, for the fiscal year ended March 31, 2023. The increase is primarily due to addition in property, plant and equipment during the year ended March 31, 2024.

Other operating expenses is $2,643,948 for the fiscal year ended March 31, 2024, representing an increase of $376,683 or 17% from $2,267,265 for the fiscal year ended March 31, 2023. The increase is marginal relating to Sri Sai business.

The following table presents details of other operating expenses:

	Year ended March 31, 2024	Year ended March 31, 2023	Change
	($)	($)	($)	(%)
Electricity charges	59,821	59,036	785	1%
Repair & Maintenance expenses	179,592	129,987	49,605	38%
Business promotion expenses	30,096	3,508	26,588	758%
Operating lease rentals	17,579	15,327	2,252	15%
Regulatory expenses	43,551	69,929	(26,378)	-38%
Conveyance & Traveling expenses	28,434	112,111	(83,677)	-75%
Security charges	12,653	5,150	7,503	100%
Commission charges	1,621,014	1,465,012	156,002	11%
Credit Loss allowances	(72,698)	(120,544)	(193,242)	-160%
CSR expenses	-	-	-	0%
Loss on disposal of a subsidiary	1,000	192,776	(191,776)	100%
Other operating expenses	577,510	334,973	242,537	72%
	2,643,948	2,267,265	376,683	17%

Income Taxes

During the year ended March 31, 2024, our income tax expense was $147,479, which includes current tax of $119,238 and deferred tax of 28,241, representing a decrease of 375,568 or 72% from the income tax expense of $523,047, which includes current tax of $387,407 and deferred tax of 135,640 for the year ended March 31, 2023.

Deferred tax related to the translations of foreign operations of Lytus India and Sri Sai from INR to USD has been calculated at the rate of the jurisdiction in which subsidiaries are situated, i.e. in India (at the rate of 25.17%).

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

Foreign Currency Exchange Rate Risk

As a result of our operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. Our functional currency is the U.S. dollar and the functional currency of Lytus India and Sri Sai, which generate the majority of our revenue, is the Indian Rupees (“INR”). The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the Rupee depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported exchange difference on foreign currency translation of subsidiaries, net of tax of $82,351 for the year ended March 31, 2024 and $216,022 for the year ended March 31, 2023.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources:

Year ended March 31, 2024 and year ended March 31, 2023

The components of cash flows are discussed below:

	Year ended March 31, 2024	Year ended March 31, 2023
Net cash provided by operating activities	$886,034	$1,153,335
Net cash used in investing activities	(3,651,681)	(12,920,014)
Net cash provided by financing activities	2,705,230	11,655,402
Cash acquired in business combination (refer note 23)	-	432,138
Adjustment for deconsolidation of subsidiary (refer note 24)	(1,000)	(7,601)
Exchange rate effect on cash	(4,015)	(10,201)
Net cash inflow (outflow)	$(65,432)	$303,059

Cash provided / (used by) used in Operating Activities

Net cash provided by operating activities is 886,034 for the year ended March 31, 2024 and Net cash provided by operating activities is $1,153,335 for the year ended March 31, 2023.

Cash provided by operating activities for the year ended March 31, 2024 consisted primarily of (i) Profit After Tax of $653,174; (ii) non-cash adjustment of liabilities no longer required written back of $1,635,651; and (iii) changes in working capital to the extent of trade receivables of $1,945,143 and trade payable of $2,578,248.

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

 Cash used in by Investing Activities

 Net cash used in investing activities was $3,651,681 for the year ended March 31, 2024. The investment activity was primarily comprised of purchase of property, plant and equipment and intangible assets and Intangible Assets (including capital advances) of $1,936,320 and advances for acquisition of network of $1,715,361.

Net cash used in investing activities was $12,920,014 for the year ended March 31, 2023. The investment activity was primarily comprised of purchase of property, plant and equipment and intangible assets and Intangible Assets (including capital advances) of $10,820,099 and advances for acquisition of network of $2,119,038.

Cash provided by Financing Activities

Net cash provided by financing activities was $2,705,230 for the year ended March 31, 2024. During the period, cash used in financing activities consisted of proceeds from short term borrowings of $1,004,705 and proceeds from short term borrowings (bank) of $1,004,026.

Net cash provided by financing activities was $11,655,402 for the year ended March 31, 2023. During the period, cash used in financing activities consisted of proceeds from IPO of $12,509,169 and repayment of short term borrowings of $1,000,000.

 Note on Liquidity and Capital Resources

The principal amount of our current debt as of March 31, 2024 is $13,975,499 and March 31, 2023, was $15,258,547.

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

18	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?
19	https://menafn.com/1103970861/India-Smart-TV-and-OTT-Market-Consumption-Sales-By-Type-Product-Specifications-Research-Methodology-Forecast-2022-2031?

E. Critical Accounting Estimates

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the year ended March 31, 2024 and March 31, 2023.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names and ages of the members of our board of directors and our executive officers and the positions held by each as of August 9, 2024. Our board of directors elects our executive officers annually by vote of a majority of directors present at the meeting who voted. Each director’s term continues until his or her successor is elected or qualified at the next annual meeting, unless such director earlier resigns or is removed. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. There are no family relationships among our directors or executive officers.

Name	Age	Positions and Offices
Dharmesh Pandya	55	Chief Executive Officer and Director
Shreyas Shah	41	Chief Financial Officer and Director
Rajeev Kheror	60	Independent Director
Robert M. Damante	71	Independent Director
Parvez Master	52	Independent Director

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

Parvez Master has over 25 years of global, corporate experience including project management, process consulting, internal audit, compliance, operational risk management, finance transformation, financial planning and analysis, budgeting, payroll, and finance controlling. He has a B.S. in Accounting and Information Systems from University of Illinois at Chicago and a M.B.A. in Finance and Management from DePaul University, Chicago. His work experience includes 10+ years in the U.S. with multinational companies such as Accenture, Baxter Healthcare and Merck Pharmaceuticals. He currently resides in Dubai, U.A.E., and manages the Internal Audit function for a regional distributor and retailer of a few reputed international FMCG brands. Having experience in Internal Audit for the majority of his career, Mr. Master values the need for an independent advisory function and a strong corporate governance framework in any organization.

B. Compensation

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to the individuals who served as our principal executive officer or chief financial officer at any time during our fiscal years ended March 31, 2024 and March 31, 2023, and the next most highly compensated officer in our fiscal years ended March 31, 2024 and March 31, 2023. These individuals are referred to in this Annual Report as the “named executive officers.” For the years ended March 31, 2024 and March 31, 2023, we only had two executive officers.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Dharmesh Pandya	2023	—	—	—	—	—	—
Chief Executive Officer and Director	2024	—	—	—	—	—	—
Shreyas Shah	2023	—	—	—	—	—	—
Chief Financial Officer and Director	2024	—	—	—	—	—	—

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

Our Audit Committee consists of Mr. Master, Mr. Damante and Mr. Kheror. Our board of directors has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board of directors has determined that Mr. Damante qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Mr. Master, Mr. Damante and Mr. Kheror. Our board of directors has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Mr. Master, Mr. Damante and Mr. Kheror. Our board of directors has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

D. Employees

The following table summarizes our staff by main category of activity at the end of our fiscal year ended August 9, 2024:

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information relating to the beneficial ownership of our common shares as of August 9,  2024 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares,

●	each of our directors,

●	each of our named executive officers, and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to subscribe for within 60 days of August 9, 2024, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

The percentage ownership is based on 1,863,238 common shares outstanding at August 9, 2024. Unless otherwise indicated, the address of each beneficial owner listed in the table below is C/O Lytus Technologies Holdings PTV. LTD., 1214, One BKC, Bandra Kurla Complex, Mumbai 400051, India, and our telephone number is +91-7777044778. Our website address is www.lytuscorp.com.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	%
Dharmesh Pandya(1)	1,233,250	66.19
Shreyas Shah	5,128	*
Robert M. Damante	2,755	*
Rajeev Kheror	2,820	*
All officers and directors as a group	1,243,953	66.76

*	Less than 1%
(1)	Includes shares held by Lytus Trust. Mr. Dharmesh Pandya may be deemed to be the beneficial owner of these shares.
(2)	Dharmesh Pandya, Manager of Lytus Trust, has discretionary authority to vote and dispose of the shares held by Lytus Trust and may be deemed to be the beneficial owner of these shares. The address of Lytus Trust is 5011 Gate Parkway, Building 100, Suite 100, Jacksonville FL 32256.

As of August 9, 2024, there were 46 holders of record entered in our share register.

To our knowledge, no other shareholder beneficially owns more than 5% of our common shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our principal shareholders do not have any special voting rights.

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

Except as discussed below, as of August 14, 2024, we are not aware of any related party transactions.

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

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates evidencing the common shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their common shares. As of August 9, 2024, there were a total of 1,863,238 common shares issued and outstanding.

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

C. Material Contracts

Senior Secured Promissory Note

On June 3, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”). Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement. Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors. Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

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

As of April 10, 2024, all the warrants and the convertible notes (stated above) have been converted to common stock and the liability has been repaid in full.

Series A Preferred Convertible Security

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $454,130.00 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). In light of the fact that the Preferred Alternate Conversion Price can be 85% of the then-market price of our VWAP, the Preferred Shares are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The September 2023 Common Warrants are exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

As of April 10, 2024, all the warrants and the preferred stock (stated above) have been converted to common stock and the liability has been repaid in full.

Deconsolidation of Lytus Inc.

The Company has decided to acquire from January 1, 2023 a wholly owned subsidiary in United States, Lytus Technologies Inc. that supports its United States operations. Presently, absent United States operations, the Company has agreed to not to acquire shares of Lytus Technologies Inc. from 1 April 2023, however, it would continue to consolidate balances to the extent it relates to the transactions for or on behalf of the Company.

For Stock Option Incentive Plan

On November 24, 2023, the Company has additionally issued stock registered on Form S-8 issued and retained as Treasury Stock for Stock Option Incentive Plan to the following persons:

Name	Nos. of Common Stock
Dharmesh Pandya, Global CEO and Lytus Trust (creating a bank of stocks for potential partners, key employees, etc.)	40,000,000

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

Material United States Federal Income Tax Considerations for U.S. Holders

TAX MATTERS

E. Taxation

The following sets forth the material BVI, Indian and U.S. federal income tax matters related to an investment in our common shares. It is based on laws and relevant interpretations thereof in effect as of March 31, 2024, all of which are subject to change. This description does not address all possible tax consequences relating to an investment in our common shares.

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

Interest Rate Risk

Not applicable.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the Indian Rupee. Although the U.S. dollar is our functional currency, a portion of our expenses are denominated in Indian Rupee and currently all of our revenues are denominated in Indian Rupee. Our U.S. dollar and INR expenses consist principally of payments made to sub-contractors and consultants for the purpose of the Company. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the INR. If the U.S. dollar fluctuates significantly against the INR, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were not effective for the period ending March 31, 2024 to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our CEO, and our CFO, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended.  Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2024, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management has determined that our internal control over financial reporting as of March 31, 2024, was not effective due to material weaknesses in internal controls over financial reporting in below specified areas.

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

The review, testing and evaluation of key internal controls over financial reporting completed by us resulted in our principal executive officer and principal financial officer concluding that as of March 31, 2024, material weaknesses existed in our internal controls over financial reporting. Specially, in connection with our:

a)	Entity-level controls - Controls are not in place with respect to the two out of the five components of entity-level controls: monitoring, and control activities;

b)	Information technology general controls and segregation of duties - Lack of proper segregation of duties related to journal entries. The accounting software does not require approval before a journal entry is posted to the general ledger. Thus, an unapproved journal entry can be easily input into the system without the knowledge of senior management;

c)	Accounting for significant transactions – We have a series of significant transactions during the year such as issuance of warrant and promissory note; penalty on extension of promissory note; revenue recognition for telemedicine services under ASC 606. These transactions were not initially accounted appropriately and timely during the year. However, subsequent to the year end, appropriate accounting was done for these transactions in the financial statements.

d)	Control of subsidiaries and related documentation – We were unable to continuously assess control under IFRS10 for GHSI and identified about the same in January 2024. Further, we relied on the information and contracts received from the subsidiary for the purposes of consolidation.

We have continued to address the material weaknesses described above through the following actions:

a)	Engaging third-party consultants with appropriate expertise to assist the finance and accounting department on an interim basis until key roles are filled;

b)	Assessing finance and accounting resources to identify the areas and functions that lack sufficient personnel and recruiting for experienced personnel to assume these roles;

c)	Further centralization of key accounting processes to enable greater segregation of duties; and

d)	Designing and implementing additional compensating controls where necessary.

While we are working diligently to remediate these material weaknesses, there is no assurance that these material weaknesses will be fully remediated by March 31, 2025.

C. Attestation Report of the Registered Public Accounting Firm.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting.

D. Changes in Internal Control Over Financial Reporting

None.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of two of our directors, Robert M. Damante, Parvez Master and Rajeev Kheror, each of whom meets the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and Nasdaq listing rules. Mr. Damante serves as chairman of our audit committee. Our board of directors has determined that Mr. Damante qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K under the Securities Act. The written charter for our audit committee is available on our corporate website at www.lytuscorp.com. The information on our website is not part of this Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by succeeding auditor for fiscal year ended March 31, 2024, Pipara & Co LLP for certain services rendered to our company during the fiscal years ended March 31, 2024 and March 31, 2023, respectively.

	Year ended	Year ended
Principal Accountant Fees and Services	March 31, 2024	March 31, 2023
Audit fees(1)	$40,000	$55,000
Audit-related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$40,000	$55,000

(1)	“Audit fees” means the aggregate fees billed or billable for each of the fiscal years for professional services rendered for the audit of our annual financial statements and review of our interim financial statements until the date of filing.

(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit (including services related to the initial public offering) and not included in audit services.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

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

ITEM 16K. CYBERSECURITY.

Risk management and strategy

We have established cybersecurity risk management and control systems to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. The process is in alignment with our strategic objectives and risk appetite. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, close monitoring on our corporate network. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board oversees the Company’s cybersecurity risks management and receives and reviews reports on material cybersecurity risks. The chief executive officer and the chief financial officer are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. The chief executive officer and the chief financial officer are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in the periodic reports (including our annual reports on Form 20-F) of the Company.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. - “Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of and for the Years Ended March 31, 2024 and March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Lytus Technologies Holdings PTV. Ltd. (LYT)

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Lytus Technologies Holdings PTV. Ltd. (LYT) (the “Company”) which comprise the statement of financial position as of March 31, 2024, and 2023, the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, based on our audit, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

For, Pipara & Co LLP (6841)

/s/ Pipara & Co LLP

We have served as the Company’s auditor since 2023

Place: New York, USA

Date: August 15, 2024

This document represents a preliminary version of the audit report. The final audit report will be issued once the signed financial statement is received.

New York Office: 1270, Ave of Americas, Rockfeller Center, FL7, New York – 10020, USA	Corporate Office: “Pipara Corporate House” Near Bandhan Bank Ltd., Netaji Marg, Law Garden, Ahmedabad – 380006	Mumbai Office: #3, 13th floor, Tradelink, ‘E’ Wing, A - Block, Kamala Mills, Senapati Bapat Marg, Lower Parel, Mumbai – 400013	Delhi Office: 1602, Ambadeep Building, KG Marg, Connaught Place New Delhi- 110001	Contact T: +1 (646) 387 - 2034 F: 91 79 40 370376 E: usa@pipara.com naman@pipara.com

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs OF FINANCIAL POSITION

	Note No.	As of March 31, 2024	As of March 31, 2023
		(US$)	(US$)
ASSETS
Current assets
Cash and cash equivalents		$246,377	$311,810
Other financial assets	7	4,222,957	2,529,576
Trade receivables	6	3,682,302	1,831,724
Other current assets	8	1,938,327	1,652,936
Total current assets		10,089,963	6,326,046
Non-current assets
Property and equipment, net	9	10,457,586	9,600,526
Capital work-in-process	9	878,103	794,271
Intangible assets and goodwill, net	10	1,034,184	1,060,228
Intangible assets under development	10	—	11,051
Other non-current financial assets	10A	285,523	275,049
Other non-current assets	10B	8,747,601	8,714,907
Deferred tax assets	5	70,463	103,746
Total non-current assets		21,473,460	20,559,778
Total assets		$31,563,423	$26,885,824
LIABILITIES AND EQUITY
Current Liabilities
Borrowings	11A	$1,728,190	$3,889,131
Trade payables	12	8,430,154	6,802,780
Other financial liabilities	13A	243,655	1,715,060
Employee benefits obligation	13B	209	212
Other current liabilities	14	3,413,025	2,452,190
Current tax liability	5	160,266	399,174
Total current liabilities		13,975,499	15,258,547
Non-current liabilities
Financial Liabilities
Borrowings	11B	769,795	10,185
Other financial liabilities	11C	241,951	321,749
Employee benefits obligations	13B	102,322	72,456
Deferred tax liability	5	494,731	478,359
Total non-current liabilities		1,608,799	882,749
Total liabilities		15,584,298	16,141,296
Commitments and contingencies	15	7,500,000	8,911,022
EQUITY
Equity share capital	6	538,996	375,766
Other equity	16	12,425,098	7,830,284
Equity attributable to equity holders of the Company		12,964,094	8,206,050
Non-controlling interest	16 & 23	3,015,031	2,538,478
Total equity		15,979,125	10,744,528
Total liabilities and equity		$31,563,423	$26,885,824

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

	Note No.	For the year ended March 31, 2024	For the year ended March 31, 2023
		(US$)	(US$)
Revenues:
Revenue from contracts with customers	3	$21,363,775	$19,008,184
Other income	3A	1,639,567	385,145
Total income		23,003,342	19,393,329

Expenses:
Costs of revenue	4	16,762,580	13,884,291
Amortization of intangible assets	10	15,813	16,211
Depreciation	9	910,671	680,013
Legal and professional expenses	4	386,622	833,079
Staffing expenses	4	844,098	633,979
Other operating expenses	4	2,643,948	2,267,265
Total expenses		21,563,732	18,314,838

Finance Income	4	—	19,123
Finance Cost	4	638,957	2,210,404
Profit before income tax		800,653	(1,112,790)
Income tax expense	5	147,479	523,047
(Loss)/profit for the year		$653,174	$(1,635,837)
(Loss)/profit attributable to:
Controlling interest		$287,669	$(2,348,103)
Non-controlling interest		365,505	712,266

Other comprehensive income
Items that will not be reclassified to profit or loss
Reclassification of defined benefit obligation, net of tax		(957)	(1,400)
Items that may be reclassified subsequently to profit or loss
Exchange difference on foreign currency translation of subsidiaries, net of tax		82,351	216,022
Total comprehensive income/(Loss) for the year		$734,568	$(1,421,215)
Total comprehensive income/(Loss) attributable to:
Controlling interest		$258,015	$(2,190,732)
Non-controlling interest		$476,553	$769,517

Basic and diluted earnings per share
Basic (loss)/earning per common share	7	$0.68	$(2.67)
Basic weighted average number of shares outstanding		967,510	613,481
Diluted (loss)/earning per common share	17	$0.68	$(2.67)
Diluted weighted average number of common shares outstanding		967,510	613,481

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Retained earnings	Securities Premium reserve	Employee benefits reclassification	ESOP Trust	Total	Non-controlling interest	Total equity
Balance at March 31, 2022	569,235	$341,541	$(283,077)	$12,148,402			$—	$12,206,866	$1,908	$12,208,774
Adjustments for Modification of Reachnet Agreement (refer note 22)				(14,319,254)				(14,319,254)		(14,319,254)
Restated Balance	569,235	341,541	(283,077)	(2,170,851)			—	(2,112,387)	1,908	(2,110,480)
Derecognition on disposal of a subsidiary – GHSI				—				—	(1,908)	(1,908)
Issue of shares	50,016	30,010			14,224,240			14,254,250		14,254,250
Share warrants exercised	7,025	4,215			71,108			75,323		75,323
Cost of IPO					(1,820,404)			(1,820,404)		(1,820,404)
Profit/(Loss) for the year			—	(2,348,103)				(2,348,103)	712,266	(1,635,837)
Acquired in the business combination (Refer Note 23)			—	—				—	1,768,961	1,768,961
Other comprehensive income for the year			158,085	—		(714)		(157,371)	57,251	214,622
Closing balance as at 31 March, 2023	626,276	375,766	(124,992)	(4,518,954)	12,474,944	(714)	—	8,206,050	2,538,478	10,744,528
Profit/(Loss) for the year			—	287,669			—	287,669	365,505	653,174
Other comprehensive income for the year			(29,164)	—		(489)		(29,654)	111,048	81,394
Issue of Shares to DTC (Refer Note 16)	46,040
Issue of Shares to ESOP Trust (Refer Note )	666,652			(5,720,000)			5,720,000	—		—
Issue of shares common stock – Lenders (Refer Note 16)	481,187	158,809			4,178,524			4,337,333		4,337,333
Issue of shares common stock – Others (Refer Note 16)	2,369	1,421			50,874			52,295		52,295
Issue of shares common stock – Directors (Refer Note 16)	5,000	3,000			107,400			110,400		110,400
Closing balance as at 31 March, 2024	1,827,524	538,996	(154,156)	(9,951,285)	16,811,742	(1,203)	5,720,000	12,964,094	3,015,031	15,979,125

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

CONSOLIDATED statementS of CASH FLOWS

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(loss)/ for the year	$653,174	$(1,635,837)
Adjustment to reconcile (loss)/profit to net cash used in operating activities:
Deferred tax (benefit) / expense	28,241	135,640
Income tax expense	119,238	387,407
Amortization of intangible assets	926,484	696,224

Loss on deconsolidation of subsidiary (refer note 24)	1,000	192,776
Fair value gain on remeasurement of warrant liability	—	(22,766)
Remeasurements of the net defined benefit plans	29,774	30,606
Expected credit loss on trade receivables	72,698	(120,544)
Finance Cost	638,957	2,210,404
Sundry balances written off during the year	11,268	—
Liabilities no longer required written back	(1,635,651)	(360,878)
Finance income	—	(19,123)
Salary/Legal and professional fees (Shares issued)	158,821	—
Change in operating assets and liabilities:
Inventories	—	—
Trade receivable	(1,945,143)	381,946
Other receivable	—	—
Other financial assets	63,121	102,242
Other assets	(564,469)	(730,555)
Trade payable	2,578,248	132,056
Other financial liabilities	(9,161)	(566,378)
Other current liabilities	3,267	255,511
Security Deposits	—	—
Cash flow used in operating activities after working capital changes	1,129,867	1,068,731
Income tax (paid)/refund, net	(243,833)	84,604
Net cash used in operating activities	886,034	1,153,335
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (including intangible assets under development)	(1,936,320)	(10,820,099)
Interest received	—	19,123
Advances for acquisition of network	(1,715,361)	(2,119,038)
Net cash used in investing activities	(3,651,681)	(12,920,014)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short term borrowings from directors - Net	937,807	—
Repayment of 7% secured promissory notes	—	(1,000,000)
Proceeds from short term borrowings - Preferred Convertible Security	1,004,705	—
Proceeds from short term borrowings - Related party	31,214	—
Proceeds from long term borrowings - Bank	1,004,026	—
Repayment of short-term borrowings - Directors Loans	—	518,125
Proceeds on issuance of shares	—	12,509,169
Proceeds from financial institutions (net)	(10,862)	10,449
Interest, commission and other charges paid	(261,660)	(382,341)
Net cash provided by financing activities	2,705,230	11,655,402
Net increase (decrease) in cash and cash equivalents	(60,417)	(111,277)
CASH AND CASH EQUIVALENTS – beginning of period	311,810	8,758
Acquired in Business Combination (refer note 23)	—	432,138
Adjustment for deconsolidation of subsidiary (refer note 24)	(1,000)	(7,608)
Effects of exchange rate changes on cash and cash equivalents	(4,016)	(10,201)
CASH AND CASH EQUIVALENTS – end of period	$246,377	$311,810

Non-cash transactions:
Shares issued to the suppliers, directors and other for the services	1,62,695
Share issued against repayment of:
Senior convertible Notes	3,333,333
Preferred convertible Security	1,004,000
Transactions with Lytus Inc for the investments in Lytus Inc for CCD and Lytus Inc to Lytus India is squared off due to option agreement.	1,35,000
Shares issued to ESOP trust

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Lytus Technologies Holdings PTV. Ltd. (Reg. No. 2033207) (“Lytus Tech” or the “Company”) was incorporated on March 16, 2020 (date of inception) under the laws of the British Virgin Islands (BVI). On March 19, 2020, Lytus Tech acquired a wholly owned subsidiary in India, Lytus Technologies Private Limited (CIN U22100MH2008PTC182085) (“Lytus India”), on April 1, 2022, it acquired a majority shareholding (51%) in an Indian company, Sri Sai cable and Broadband Private Limited (CIN U74999TG2018PTC124509) (“Sri Sai” or “SSC”) and on January 1, 2023, it acquired a wholly owned subsidiary in United States, Lytus Technologies Inc3. However, it has been deconsolidated effective April 1, 2023, and on October 30, 2020, it acquired 75% of voting equity interests of Global Health Sciences, Inc3. (“GHSI”). However, it has been deconsolidated effective March 1, 2023.

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

The accounting policies used for the preparation of these consolidated financial statements are based upon the application of IFRS 1.D17, which results in assets and liabilities  being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the year ended March 31, 2024 and for the year ended March 31, 2023 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.

The functional and reporting currency of the Company and Group is “INR” and “USD”, respectively and all amounts, are rounded with two decimals, unless otherwise stated. The consolidated financial statements have been prepared under the historical cost convention.

3	“The Company has deconsolidated two companies GHSI and Lytus Inc. during the period ending March 1, 2023 and 1 April 2023, respectively. Refer to note 24.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Basis of Consolidation

The subsidiaries considered in the preparation of these consolidated financial statements are:

	% Shareholding and Voting Power
Name of Subsidiary	Country of Incorporation	As of March 31, 2024	As of March 31, 2023
Lytus Technologies Private Limited	India	100%	100%
Sri Sai Cable and Broadband Private Limited	India	51%	51%
Lytus Technologies Inc.	United States	—	100%

Note: On June 18, 2022, Share Transfer Agreement was entered into in respect of the shares of Lytus Health. On February 27, 2023, the Board has approved the pending fiscal integration and control of Lytus Health with effect from January 1, 2023 and as of March 31, 2023, the Company owns 100% of the equity interest of Lytus Health. On January 1, 2023, the Company acquired 1,000 common shares of Lytus Health for an aggregate price of $1,000 ($1 per share). As of March 31, 2023, the Company owns 100% of the outstanding equity of Lytus Health. Lytus Health is incorporated in Delaware and has no operations at present; however, it has been deconsolidated effective April 1, 2023.

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

Recent accounting standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

●	Amendments to IFRS 16 Lease Liability in a sale and Leaseback *

●	Amendments to IAS 1 Non-current Liabilities with Covenants *

●	Amendments to IAS 1 Classification of Liabilities *

●	Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements *

●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates **

●	IFRS 18 – Presentation and Disclosures in Financial Statements ***

*	Effective for annual periods beginning on or after January 1, 2024.

**	Effective for annual periods beginning on or after January 1, 2025.

***	Effective for annual periods beginning on or after January 1, 2027

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

IFRS 16 – Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 1 – Non-current Liabilities with Covenants

In October 2022, IASB issued ‘Non-current Liabilities with Covenants (Amendments to IAS 1)’ to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The Group does not expect the amendments to have any significant impact on its classification of non-current liabilities in its statement of financial position.

IAS 1 – Classification of Liabilities

In January 2020, IASB issued the final amendments in Classification of Liabilities as Current or Non-Current, which affect only the presentation of liabilities in the statement of financial position. They clarify that classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months. The classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. They make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The Group does not expect the amendments to have any significant impact on its presentation of liabilities in its statement of financial position.

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

IAS 7 and IFRS 7 — Supplier Finance Arrangements

In May 2023, the IASB issued ‘Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)’ which require an entity to provide additional disclosures about supplier finance arrangements. Solely credit enhancements for the entity or instruments used by the entity to settle their dues, are not supplier finance arrangements. Entity will have to disclose information that enables users of financial statements to assess how these arrangements affect its liabilities and cash flows and to understand their effect on an its exposure to liquidity risk and how it might be affected if the arrangements were no longer available to it. The Group does not expect the amendments to have any significant impact on its presentation of liabilities.

IAS 21 — The Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ to provide guidance to specify which exchange rate to use when the currency is not exchangeable. An entity must estimate the spot exchange rate as the rate that would have applied to an orderly transaction between market participants at the measurement date and that would faithfully reflect the economic conditions prevailing. The Group does not expect this amendment to have any significant impact in its financial statements.

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

As of March 31, 2024 and March 31, 2023, the Group had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Group recognizes interest and penalties related to significant uncertain income tax positions in other expense. There were no such interest and penalties incurred for the period ended March 31, 2024 and for the year ended March 31, 2023.

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

Deferred Offering Costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. We have listed our equity stock on June 17, 2022 and have charged deferred offering costs of $34,165 for the year ended March 31, 2023. There is no deferring offering costs for the year ended March 31, 2024.

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the year ended March 31, 2024 and March 31, 2023.

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

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS

Revenue from contract with customers consist of the following for the year ended March 31, 2024 and for the year ended March 31, 2023:

Disaggregated revenue information	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Types of services:
Subscription Income	$14,955,197	$13,930,887
Carriage/placement fees	5,410,248	3,406,204
Advertisement Income	556,582	1,413,553
Device activation fees	151,960	257,540
Fiber use revenue	289,788	—
Total revenue from customers	$21,363,775	$19,008,184
Timing of revenue recognition
Product transferred at point in time	—	—
Services transferred over time	$21,363,775	$19,008,184
Total	$21,363,775	$19,008,184

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOERS (cont.)

Contract balances:

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Receivables, which are included in ‘trade receivables	$3,682,302	$1,831,724

Performance obligations:

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

The Company has modified its earlier arrangement with its erstwhile partner and has simultaneously acquired controlling stake in Sri Sai, vide the modification agreement and the share purchase agreement. The modification effective date is April 1, 2022, and the acquisition effective date is also April 1, 2022. Refer to Note 22 for details on the modification. In pursuant with the modification agreement, the Company has acquired Sri Sai, an active MSO licensed company performing obligations as provided in the customer contracts and providing distinct telecast/streaming services to its subscribers.

For the year ended March 31, 2024, and March 31, 2023, the revenue from operational activity is recorded as Revenue from Contract with Customers, as per the IFRS 15. The five steps mentioned in the IFRS 15 is met and satisfied by its business operation of providing streaming cable services to its subscriber base (five steps in IFRS are as under: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when the entity satisfies a performance obligation).

NOTE 3A — OTHER INCOME

Other income	For the year ended March 31, 2024	For the year ended March 31, 2023
Fair value gain on warrant liability	—	22,766
Miscellaneous income	3,916	1,501
Liabilities no longer required written back	1,635,651	360,878
	1,639,567	385,145

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3A — OTHER INCOME (cont.)

Fair value gain on remeasurement of share warrant liability

Since the borrowings have been repaid and the warrants have lapsed post-repayment, there is no fair value gain on remeasurement of share warrant liability for the year ended March 31, 2024.

We have recognized fair value gain on remeasurement to the extent of $22,766 for the year ended March 31, 2023.

The outstanding warrants were recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of operations.

Liabilities no longer required written back

Since the borrowings have been repaid and the warrants have lapsed post-repayment, we have recognized as provision for liabilities no longer required written back of $1,585,730 in respect of warrants obligation no longer required for the year ended March 31, 2024. Further, provision for staff costs and borrowings no longer required of $49,921 for the year ended March 31, 2024 is written back.

Liabilities no longer required written back for the year ended March 31, 2023 includes provision for staff costs no longer required of $360,878.

NOTE 4 — EXPENSES

Expenses consist of the following for the year ended March 31, 2024, and March 31, 2023:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Cost of revenue	$16,762,580	$13,884,291
Amortization of intangible assets	15,813	16,211
Depreciation	910,671	680,013
Legal and professional expenses	386,622	833,079
Staffing expense	844,098	633,979
Other operating expenses	2,643,948	2,267,265
Total expenses	$21,563,732	$18,314,838

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(In USD)	(In USD)
Cost of revenue consists of :
Cost of materials consumed	—	—
Broadcaster/subscription Fees	15,454,840	12,715,217
Lease line/bandwidth charges	1,225,922	1,091,700
Carriage fees	1,658	—
Cable hardware & networking Exp.	78,157	28,129
Ham charges	—	3,156
Activation installation costs	—	37,217
Programming expenses	2,003	8,872
	$16,762,580	$13,884,291

During the year ending March 31, 2024, the Company has recorded costs of revenue of $16,762,580 relating to the business of Sri Sai, a licensed Multi System Operator in the business of telecasting/streaming of broadcast channels to subscribers for a subscription charge.

During the year ending March 31, 2023, the Company has recorded costs of revenue of $13,884,291 relating to the business of Sri Sai, a licensed Multi System Operator in the business of telecasting/streaming of broadcast channels to subscribers for a subscription charge.

	For the year ended March 31, 2024	For the year ended 31 March 2023
	(US$)	(US$)
Legal and professional expenses consist of :
Audit fees	$119,525	$144,747
Legal and professional fees	267,097	688,332
Total expenses	$386,622	$833,079

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Staffing expenses consists of:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Salaries, wages and bonus	$775,319	$555,591
Contribution to a gratuity fund	29,774	30,606
EPF, ESIC and labour welfare fund	19,719	34,738
Staff welfare expenses	19,286	13,044
Total expenses	$844,098	$633,979

Staff costs include salary paid to the various operations and administrative persons and director of the subsidiaries.

The Group provides for gratuity for employees in India as per the Payment of Gratuity Act, 1972. Employees who are in continuous service for a period of 5 years are eligible for gratuity. The amount of gratuity payable on retirement/termination is the employees last drawn basic salary per month computed proportionately for 15 days salary multiplied for the number of years of service. For the funded plan the group makes contributions to recognized funds in India. The group does not fully fund the liability and maintains a target level of funding to be maintained over a period of time based on estimations of expected gratuity payments.

Details of other operating expenses:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Electricity charges	$59,821	$59,036
Repair & maintenance expenses	179,592	129,987
Business promotion expenses	30,096	3,508
Operating lease rentals	17,579	15,327
Regulatory expenses	43,551	69,929
Conveyance & Traveling expenses	28,434	112,111
Security charges	12,653	5,150
Commission charges	1,621,014	1,465,012
Credit Loss allowances	72,698	(120,544)
Loss on disposal of a subsidiary	1,000	192,776
Other operating expenses	577,510	334,973
Total other expenses	$2,643,948	$2,267,265

We had retained Skyline Corporate Communications Group, LLC for our capital markets, financial and public relations advisory services. The Company could not make payments under the contract, as the client did not comply with the mandatory regulatory requirements. The client has approach for arbitration. On April 11, 2023, the arbitrator has awarded final damages in favor of Skyline of $130,000 plus legal and other incidental expenses, aggregating to $260,000.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Details of Finance and other income

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Interest on income tax refund	$—	$19,123
Total	$—	$19,123

Details of Finance and other costs

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Interest on bank overdrafts, loans and other financial liabilities	$346,465	$328,449
Interest on lease liabilities	$42,850	$21,845
Commission and other borrowings	232,911	122,000
Collection charges	15,715	125,930
Foreign exchange losses on borrowings	—	—
Share warrant expenses	—	1,607,791
Other costs - interest on tax payables	1,016	4,389
	638,957	2,210,404

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Total borrowing costs	$638,957	$2,210,404
Less: amounts included in the cost of qualifying assets	$—	$—
	638,957	2,210,404

The Company has reclassified the share warrant expenses as finance costs in respect of bridge financing obtained during the year ending March 31, 2023.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX

Income tax consist of the following for the year ended March 31, 2024:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Current tax expenses	$119,238	$387,407
Deferred tax (benefit) / expense	28,241	135,640
Income tax expense	$147,479	$523,047

Consolidated statement of comprehensive income

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Deferred tax related to item charged directly to equity:
Net loss/(gain) on translations of foreign subsidiaries	$(27,701)	$(72,663)
Total	$(27,701)	$(72,663)

Deferred tax related to the translations of foreign operations consists of Lytus Technologies Private Limited and Sri Sai from INR to USD have been calculated at the rate of the jurisdiction in which a subsidiary situated i.e. in India (at the rate of 25.17% for the years ended March 31, 2024 and 2023, respectively).

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

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Accounting profit before tax	$800,653	$(1,112,790)
Less: Net profit/(loss) of the Lytus BVI and non-taxable loss / (profit) of GHSI	114,296	(3,134,953)
Net Accounting profit	686,357	2,022,163
At Indian statutory income tax rate of 25.17%	224,878	508,979
Accelerated tax depreciation	(131,667)	(139,328)
Others mainly timing differences	19,728	8,038
Exchange differences	6,299	(9,718)
Current income tax expense reported on consolidated statements of profit or loss and other comprehensive income	$119,238	387,407

Reflected in the financial statement of financial position as follows:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Opening balance	$399,174	3,305,308
Acquired in business combination	—	121,319
Current income tax accrual	119,238	$387,407
Adjustment on account of modification	—	(3,399,850)
Exchange rate difference	(3,565)	(15,010)
Taxes paid/adjustments	(354,581)	—
Closing balance of current income taxes payables	$160,266	$399,174

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX (cont.)

Deferred tax

Deferred tax relates to the following temporary differences:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Deferred tax assets
Temporary timing differences	$70,463	$(22,878)
Foreign currency translations of foreign subsidiary	—	126,624
Total deferred tax assets	$70,463	$103,746
Deferred tax liabilities
Accelerated depreciation on tangible and intangible assets	$498,112	$1,625,271
Acquired in business combination	—	295,177
Temporary differences	—	9,929
On translations of foreign subsidiary operations	3,381	72,663
Reversed in deconsolidation/Modification of contracts	—	(1,533,644)
Exchange rate difference	—	(8,963)
Total deferred tax liabilities	$494,731	$478,359

Reconciliation of deferred tax (liabilities)/asset net:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Opening balance	$(374,613)	$(1,407,020)
Tax expense during the period recognised in profit & loss	(131,677)	(135,640)
Exchange rate difference	(6,134)	(37,613)
Tax expenses during the period recognised in other comprehensive income	39,771	(72,663)
Temporary timing differences	31,066	(9,929)
Reversed on deconsolidation of a subsidiary	(146,715)	(1,510,767)
Acquired in business combination	—	(295,177)
Total deferred tax (liabilities)/assets net	$(424,268)	$(374,613)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES

Trade receivables consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Receivable from related parties	444,082	352,424
Receivable from others	3,367,494	1,537,132
Less: allowance for doubtful debts (expected credit loss)	(129,274)	(57,832)
Total receivables	$3,682,302	$1,831,724

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

As at March 31, 2024

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Expected loss rate	0.00%	0.00%	0.04%	6.61%	50.00%
Estimated total gross carrying amount at default	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Lifetime ECL	—	—	106	9,137	120,031	129,274

As at March 31, 2023

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Expected loss rate	0.00%	0.00%	0.03%	5.82%	50.00%
Estimated total gross carrying amount at default	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Lifetime ECL	—	—	73	3,642	54,117	57,832

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES (cont.)

The following table shows the movement in lifetime ECL that has been recognized for trade receivables in accordance with the simplified approach set out in IFRS 9.

	Collectively assessed	Individually assessed

Balance as at 31 March 2024	3,811,576	—
Balance as at 31 March 2023	1,889,554	—

NOTE 7 — OTHER CURRENT FINANCIAL ASSETS

Other current financial assets consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Deposits	$300	$305
Advances for network acquisition	3,861,945	2,203240
Loans and advances to related parties	17,539	35,598
Other loans and advances	343,173	290,433
	$4,222,957	$2,529,576

NOTE 8 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Balances with government authorities	$503,171	$507,696
Advance to suppliers	1,063,201	295,601
Advance to staff	3,380	2,972
TDS receivables	368,575	297,764
Advance payment of interest on loans	—	194,445
Advance payment of commission on loans	—	140,000
Other receivables - balance with director	—	214,458
	$1,938,327	$1,652,936

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Description	Rights of use of assets - office premises	Building	Plant and equipment	Furniture and fittings	Vehicles	Office equipment	Computer equipment	Total	Capital work in progress
Gross carrying value
As at March 31, 2022	—	—	—	—	—	—	—	—	—
Additions	461,420.00	—	2,326,888.00	11,802.00	24,396.00	796.00	26,856.00	2,852,158.00	—
Acquisition through business combination	25,111.00	32,006.00	7,349,465.00	—	17,600.00	—	4,200.00	7,428,382.00	794,271.00
As at March 31, 2023	486,531.00	32,006.00	9,676,353.00	11,802.00	41,996.00	796.00	31,056.00	10,280,540.00	794,271.00
Additions	27,323.00	—	1,735,286.00	4,779.00	—	—	342.00	1,767,730.00	—
Adjustments									83,832.00
As at March 31, 2024	513,854.00	32,006.00	11,411,639.00	16,581.00	41,996.00	796.00	31,398.00	12,048,270.00	878,103.00

Accumulated depreciation and impairment loss
As at March 31, 2022	—	—	—	—	—	—	—	—
Charge for the year	50,845.00	462.00	616,304.00	421.00	7,307.00	61.00	4,613.00	680,013.00
As at March 31, 2023	50,845.00	462.00	616,304.00	421.00	7,307.00	61.00	4,613.00	680,013.00
Charge for the year	108,997.00	450.00	787,148.00	1,487.00	5,167.00	158.00	7,264.00	910,671.00
As at March 31, 2024	159,842.00	912.00	1,403,452.00	1,908.00	12,474.00	219.00	11,877.00	1,590,684.00	—

Net block as at March 31, 2023	435,686.00	31,544.00	9,060,049.00	11,381.00	34,689.00	735.00	26,443.00	9,600,527.00	794,271.00
Net block as at March 31, 2024	354,012.00	31,094.00	10,008,187.00	14,673.00	29,522.00	577.00	19,521.00	10,457,586.00	878,103.00

Vehicle of $41,996 as at March 31, 2024 and March 31, 2023 is pledged as security for borrowings

Building of $ 32,006 as at March 31, 2024 is pledge as security borrowings.

*	Refer to Note 23 for acquisition of subsidiary and Note 24 for deconsolidation of a subsidiary.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — INTANGIBLE ASSETS AND GOODWILL

Intangible assets and Goodwill consist of the following:

	Pre-deal					Intangible
	Customers		Commercial			asset under
Description	Acquisition	Goodwill	rights	Software	Total	development
Gross carrying value
As at March 31, 2022	59,216,654	73,008		—	59,289,662	166,587
Additions					—	4,464
Derecognized on ‘disposals of a subsidiary		(68,500)		—	(68,500)
Write off	(59,216,654)				(59,216,654)	160,000
Exchange differences		73,601			73,601
Acquisition through business combination		793,324	339,277	216	1,132,817
As at March 31, 2023	—	736,946	339,277	216	1,076,439	11,051
Write off	—				—	(11,051)
Exchange differences		10,231			10,231	—
As at March 31, 2024	—	726,715	339,277	216	1,066,208	—

Accumulated amortization
As at March 31, 2022	24,030,158	—		—	24,030,158	—
Charge for the year	—	—	16,157	54	16,211
Write off	(24,030,158)				(24,030,158)
As at March 31, 2023	—	—	16,157	54	16,211	—
Charge for the year	—	—	15,760	53	15,813
As at March 31, 2024	—	—	31,917	107	32,024	—

Net block as at March 31, 2023	—	736,946	323,120	162	1,060,228	11,051
Net block as at March 31, 2024	—	726,715	307,360	109	1,034,184	—

Refer to Note 23 for acquisition of subsidiary and Note 24 for deconsolidation of a subsidiary.

NOTE 10A — Other non-current financial assetS

Other non-current financial assets consists of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Deposits	$285,523	$275,049
	$285,523	$275,049

NOTE 10B — Other non-current assets

Other non-current assets consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Capital advances for property, plant and equipment	$8,747,601	8,714,907

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11A — BORROWINGS (CURRENT)

Borrowings consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Secured Borrowings
Vehicle loan from financial institution	$10,044	10,946
Term Loans from a Bank	227,983	—
Unsecured Borrowings
0% Senior Convertible Notes	—	3,333,333
Preferred convertible Security	—	—
Loan from directors	$1,457,840	$532,960
Loan from a related party	$32,323	$1,304
Loan from others	—	10,587
	1,728,190	3,889,131

0% Senior unsecured convertible notes

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). We have repaid the borrowings during the year ending March 31, 2024. The principle has been converted in to 261,012 common shares Refer to Note 16.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). Refer to Note 25.

We have repaid the borrowings during the year ending March 31, 2024. The preferred shares have been converted in to 220,175 common shares. Refer to Note 16.

7% Senior secured promissory note

The Secured Promissory Notes amount is $1,000,000 at a 7% original issue discount. The securities of the note are senior guaranteed by Global Health Sciences, Inc., a Delaware corporation, and secured by a security interest in the assets of Global Health Sciences, Inc. In addition, the Company’s performance of its obligations hereunder is secured by a pledge of the Company’s shares of the common stock of Global Health Sciences, Inc. but are not convertible into the Company’s stock. The senior secured note also contains certain default provisions and is subject to standard covenants such as restrictions on issuing new debt. In conjunction with the note, the Company issued a warrant exercisable into 0.5 million shares with a term of three years and strike price of $10. The Warrants also contain certain antidilution provisions that apply in connection with any stock split, stock dividend, stock combination, recapitalization or similar transactions as well as a potential adjustment to the exercise price based on certain events. The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date at fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of profit or loss and other comprehensive income. We have repaid the borrowings during the year ending March 31, 2024.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11A — BORROWINGS (CURRENT)(cont.)

Loan from directors is interest free and is repayable on demand.

Loans from financial institutions is towards purchased of vehicles which has been kept as security with them. The borrowings are repayable in 36 equal installments and rate of borrowing is 8.5 % p.a.

Loan from a Bank is repayable in 60 months equal installments. Security offered for the Bank term Loan is as under:

Sr No.	Type of Security	Details
1	Primary	Hypothecation of entire current assets of the borrower, both present and future
2	Collateral	Equitable Mortgage of the following properties:
1. Open Land belonging to the Director of the Company
2. Residential property of the Company
3. Residential property belonging to the Director
3	Others	Duly signed standing instruction form with one undated cheque with amount kept blank to be obtained, however “Not exceeding amount << Sanction Loan Amount>> to be written on cheque
4	Guarantor	Personal Guarantee of the Director of the company

NOTE 11B — BORROWINGS (NON-CURRENT)

Borrowings consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Secured Borrowings
Vehicles Loans from Financial Institutions	$—	10,185
Term Loans from a Bank	769,795	—

For security referred not given in current borrowings

NOTE 11C — OTHER NON-CURRENT FINANCIAL LIABILITIES

Other non-current financial liabilities consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Other non-current liabilities
Lease liabilities	$241,951	$321,749
	$241,951	$321,749

NOTE 12 — TRADE PAYABLES

Trade payables consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Trade payables due to related parties	$3,036,901	$2,716,238
Trade payables – others	5,345,807	4,038,790
Employee related payables	47,446	47,752
	$8,430,154	$6,802,780

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES - CURRENT

Other financial liabilities – current consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Lease liabilities	$135,478	$120,981
Liability under option agreement	94,118	—
Share warrants liability	—	1,585,025
Professional fees payable	14,059	9,054
	$243,655	$1,715,060

Share Warrants Liability

For the year ending March 31, 2024, the Company has paid its borrowings and the warrants have lapsed automatically upon repayment. Accordingly, there is no share warrants liability.

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

The fair value of warrant liability was measured using a Black Scholes Model. The Warrants outstanding and fair value at each of the respective valuation dates are summarized below:

Share Warrant Liability	Warrants Outstanding	Fair Value per shares	Fair Value
		($)	($)
Fair value at initial measurement date Nov 9, 2022	1,754,386	0.62	1,607,791
(Gain) on remeasurement of warrant liability at fair value			(22,766)
Fair value as of March 31, 2023	1,754,386	0.53	1,585,025
Lapsed during the year	(1,754,386)		(1,585,025)
Fair value as of March 31, 2024	-		-

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES (cont.)

The fair value of warrant liability was measured using a Black Schole Model. Significant inputs in to the model at the inceptions and reporting period measurement date are follows:

BSM Assumptions	As of Nov 9, 2022	As of March 31, 2023
Current Stock Price (1)	0.95	0.94
Strike Price (1)	0.95	0.94
Time to Maturity (1)	5 years	4.66 years
Dividend Yield (2)	—	—
Historical Volatility (3)	1.85	1.87
Risk Free interest Rate (4)	4.00%	4.42%

(1)	Based on the agreement dated July 1, 2021

(2)	No dividend is declared or paid since inception of the Company

(3)	Based on the Volatility research carried out

(4)	Based on Interest rate for US treasury bonds

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

Lease payments for the year recognised in the Statement of Profit and Loss: 2024 $17,579 and in 2023 $15,327.

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

For Rights of Use of Office premises movements and amortization refer note 9.

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

The weighted average duration of the defined benefit obligation as of March 31, 2024 and March 31, 2023 is 14 years.

The amounts recognized in the Statement of Financial Position and the movements in the net defined benefit obligation over the year are as follows:

(a)	The liabilities recognized in the standalone statement of financial position are:

	As at March 31, 2024	As at March 31, 2023
	( In USD)	( In USD)
Funded Plans
Net value of defined benefit obligations
Current	209	212
Non current	102,322	72,456

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

(b)	The movement in defined benefit obligations for funded and unfunded plans is as follows:

Particulars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2022	44,776	—
Included in profit and loss
Service cost	27,550
Past service credit
Interest cost (income)	3,057
	75,383	—

Included in OCI
Actuarial gain/(loss)	—
Remeasurements
Benefits paid
Gain and loss on settlement
Exchange difference	(2,715)

Employer’s contribution
Benefits payment
As at March 31, 2023	72,668	—

Particulars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2023	72,668	—
Included in profit and loss
Service cost	27,550
Past service credit
Interest cost (income)	3,057
	103,275	—

Included in OCI
Actuarial gain/(loss)	—
Remeasurements
Benefits paid
Gain and loss on settlement
Exchange difference	(744)

Employer’s contribution
Benefits payment
As at March 31, 2023	102,531	—

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

(c)	Plan assets for funded plan are comprised as follows:

Plan assets comprise the following.

Particulars	As at March 31, 2024	As at March 31, 2023
Debt instruments - unquoted
Cash and cash equivalents	—	—
Investment property	—	—
Fixed assets	—	—
Other assets	—	—
	—	—

(d)	Actuarial assumptions

(i)	The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages).

Particulars	As at March 31, 2024	As at March 31, 2023
Discount rate	7.20%	7.50%
Attrition rate	5.00%	5.00%
Future salary growth rate	10.00%	10.00%

(ii)	Assumptions regarding future longevity have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows.

Particulars	As at March 31, 2024	As at March 31, 2023
Longetivity at age of 65 for current members aged above 45
Males	0.258% - 2.406%	0.258% - 2.406%
Females	0.258% - 2.406%	0.258% - 2.406%

Longetivity at age of 65 for current members aged above 45 or below
Males	0.092% - 0.168%	0.092% - 0.168%
Females	0.092% - 0.168%	0.092% - 0.168%

(e)	Sensitivity Analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

Particulars	As at March 31, 2024	As at March 31, 2023
Discount rate (1% movement)	19,925	(18,925)
Attrition rate (1% movement)	13,124	(12,324)
Future salary growth rate (1% movement)	(13,784)	(15,884)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
GST and other tax liabilities	$91,825	$73,248
Cheques receivables / payables (net)	2,008,696	1,437,245
Capital creditors	897,041	799,501
Advances from customers	415,463	142,196
	$3,413,025	$2,452,190

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Commitments and contingencies consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Commitment for capital investment in Sri Sai	$7,500,000	$7,500,000
Other capital commitment	—	1,411,022
	$7,500,000	$8,911,022

Upon modification, the Company has acquired 51% Sri Sai for a consideration of $2.5 million, along with $7.5 million would be payable in phases as capital investment in Sri Sai. The Group has further infused approx. $2 million as capital investment in Sri Sai on July 31, 2024. Further, the capital requirement in Sri Sai has been reduced to $6 million as at July 31, 2024.

The Board has deconsolidated GHSI from March 1, 2023. Accordingly, for the year ending March 31, 2023, the commitment to invest in GHSI is no longer payable for the Company.

As of March 31, 2024, the Company have uncommitted acquisition costs of approx. $1 million.

NOTE 16 — EQUITY

Common shares:

The total number of shares of common shares issued:	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Common shares – par value $ 0.01/0.10 each (Before stock split)	53,899,435	37,576,449
Common shares – par value $ 0.01/0.10 each, with employee incentive plan (Before Stock split)	93,679,260	37,576,449
Common shares – par value $ 0.01/0.10 each, net reverse stock split	1,827,524	626,275

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

Movements in Common Shares:

	Shares	Amount
		(US$)
Balance as of March 31, 2022	$34,154,062	$341,541
Issued during the year	3,000,895	30,008
Share warrants exercised	421,492	4,215
Balance as of March 31, 2023	37,576,449	375,764
Additional issue of common shares	16,102,811	161,029
	53,679,260	536,794
Additional stock issued for employee incentive plan	40,000,000	—
Total issued common shares (Before reverse stock split)	93,679,260	536,794

Total issued common shares (After reverse stock split)[1]	1,607,349	536,794
Additional issue of common shares, after reverse stock split	220,175	2,202
Balance as of March 31, 2024	1,827,524	538,996

1

On February 5, 2024, the Company has announced a reverse stock split of its issued and outstanding ordinary shares, par value $0.01 per share at a ratio of 1-for-60 so that every 60 shares issued is combined to 1 share. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 93,679,260 shares to 1,561,309 shares. Further, the Company issued 46,040 ordinary shares to DTC as part of the reverse stock split, aggregating to 1,607,349 ordinary shares.

On June 3, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”). Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement. Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors. Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

On November 22, 2024, the Company has issued 40,000,000 shares for the purpose of employee incentive plan.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”).

We have repaid the borrowings during the year ending March 31, 2024. The preferred shares have been converted in to 220,175 common shares.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

On August 21, 2023, the Company has additionally issued restricted stock to the following persons:

Name	Nos. of Common Stock
Skyline Corporate Communications Group	10,527
Acorn Management Partners LLC	131,578
Rajeev Kheror, an independent director	150,000
Robert Damante, an independent director	150,000

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

Equity consists of the following as of 31 March 2024:

As of March 31, 2024
($US)
Common stock – par value $0.01, 93,679,260 (after stock split 1,827,524) shares issued and outstanding	$538,996
Net income available to common shareholders	(9,951,285)
Securities Premium	16,811,742
Translation of foreign subsidiaries, net of tax	(154,156)
Employee benefits reclassification	(1,203)
Lytus Trust – for employee incentive plan	5,720,000
Non-controlling interest	3,015,031
$15,979,125

Equity consists of the following as of 31 March 2023:

As of March 31, 2023
($US)
Common stock – par value $0.01, 34,154,062 (after stock split 626,275) shares issued and outstanding	$375,766
Net income available to common shareholders	(4,518,954)
Securities Premium	12,474,944
Translation of foreign subsidiaries, net of tax	(124,992)
Employee benefits reclassification	(714)
Non-controlling interest	2,538,478
$10,744,528

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

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

The Group manages its capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares. The amounts managed as capital by the Group are summarized as follows:

	As of March 31, 2024	As of March 31, 2023
	($US)	($US)
Non- current borrowings	$(1,011,746)	$(331,934)
Current borrowings	(1,728,190)	$(3,889,131)
Cash and cash equivalents	246,377	311,810
Net debt	$2,493,559	$3,909,255
Total equity	$15,979,125	$10,744,528
Net debt to equity ratio	15.61%	36.38%

On August 21, 2023, the Company has additionally issued restricted stock to the following persons:

Name	Nos. of Common Stock
Skyline Corporate Communications Group	10,527
Acorn Management Partners LLC	131,578
Rajeev Kheror, an independent director	150,000
Robert Damante, an independent director	150,000

NOTE 17 — EARNINGS PER SHARE

Earnings per share consist of the following for the year ended March 31, 2024 and March 31, 2023:

	March 31, 2024	March 31, 2023
	($US)	($US)
(Loss)/Profit for the year available to common shareholders	$653,174	$(1,635,837)
Weighted average number of common shares	967,510	613,481
Par value	$0.01	$0.01
Earnings/(loss) per common share:
Basic earnings/(loss) per common share	$0.68	$(2.67)
Diluted earnings/(loss) per common share	$0.68	$(2.67)

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

NOTE 18 — FINANCIAL RISK MANAGEMENT

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

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Assets are written off when there is no reasonable expectation of recovery, such as a debtor declaring bankruptcy, or a litigation decision against the Group. The Group continues to engage with parties whose balances are written off and attempts to enforce repayment. Recoveries made are recognized in the consolidated statement of profit and loss and other comprehensive income.

Credit rating	Basis of categorization	As of 31 March 2024	As of 31 March 2023
Low credit risk	Cash and cash equivalents	$246,377.00	$311,810.00
Low credit risk	Other financial assets	$4,222,957.00	$2,529,576.00
Moderate credit risk	Trade receivables	$3,682,302.00	$1,831,724
Moderate credit risk	Other receivables	$—	$—

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

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

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

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2024
Cash and cash equivalents	$246,377.00	0.00%	—	$246,377.00
Other financial assets	$4,222,957.00	0.00%	—	$4,222,957.00

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2023
Cash and cash equivalents	$311,810	0.00%	—	$311,810
Other financial assets	$2,529,576	0.00%	—	$2,529,576

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

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

As at March 31, 2024

Ageing	Not past due &<30	31 – 90	90 – 180	180 – 365	>365	Total
Gross carrying amount	3,811,576.00	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.04%	6.61%	50.00%
Estimated total gross carrying amount at default	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Lifetime ECL	—	—	106.00	9,137.00	120,031.00	129,274

As at March 31, 2023

Ageing	Not past due &<30	31 – 90	90 – 180	180 – 365	>365	Total
Gross carrying amount	1,889,556	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.03%	5.82%	50.00%
Estimated total gross carrying amount at default	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Lifetime ECL	0.01	0.10	73.16	3,641.53	54,116.20	57,831

Movement of allowance for trade receivables

(USD) As at March 31, 2022
Acquired in business combination	190,549.00
Gain recognised/(reversed) during the year	(120,544.00)
Exchange gain	12,174.00
Amounts written off
As at March 31, 2023	57,831.00
Acquired in business combination	—
Gain recognised/(reversed) during the year	72,698.00
Exchange gain	—
Amounts written off
As at March 31, 2024	(1,255.00)
129,274.00

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

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

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

As at March 31, 2024

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2024
Borrowings	$1,728,190	—	—	—	$1,728,190
Trade payables	8,430,154	—	—	—	8,430,154
Other financial liabilities	243,655	—	—	—	243,655
Other current liabilities	3,413,025				3,413,025
Total	$13,815,024	$—	$—	$—	$13,815,024

As at March 31, 2023

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2023
Borrowings	$3,889,131	—	—	—	$3,889,131
Trade payables	6,802,780	—	—	—	6,802,780
Other financial liabilities	1,715,060	—	—	—	1,715,060
Other current liabilities	2,452,190				2,452,190
Customer Acquisition Payable	—	—	—	—	—
Total	$14,859,161	$—	$—	$—	$14,859,161

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FAIR VALUE MEASUREMENTS

Financial assets and liabilities as at March 31, 2024 is as follows:

The carrying amounts and fair values of financial instruments by class are as follows:

As at March 31, 2024	Fair value through profit & loss	Fair value through other comprehensive income	(In USD) Amortised cost
Financial Assets
(i) Investments	—
(ii) Trade receivables	3,682,302.00
(iii) Others financial assets	4,222,957.00
Total	7,905,259.00	—	—

Financial Liabilities
(i) Borrowings			2,497,985.00
(ii) Trade payables	8,430,154.00
(iii) Other financial liabilities	243,655.00
Total	8,673,809.00	—	2,497,985.00

As at March 31, 2023	Fair value through profit & loss	Fair value through other comprehensive income	(In USD) Amortised cost
Financial Assets
(i) Investments	—
(ii) Trade receivables	1,831,724
(iii) Others financial assets	2,529,576
Total	4,361,300	—	—

Financial Liabilities
(i) Borrowings			3,899,316
(ii) Trade payables	6,802,780
(iii) Other financial liabilities	1,715,060
Total	8,517,840	—	3,899,316

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FAIR VALUE MEASUREMENTS (cont.)

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

The share warrants liabilities which are included in other financial liabilities and disclosed at Note No. 13A are carried at fair value and are classified as Level 3 fair value measurements due to the use of significant inputs. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied. There were no share warrant liabilities as of March 31, 2024.

Fair value of instruments measured at amortized cost

Financial liabilities	Carrying value as of 31 March 2024	Fair value as of 31 March 2024
Borrowings	$2,497,985.00	$2,497,985.00

Financial liabilities	Carrying value as of 31 March 2023	Fair value as of 31 March 2023
Borrowings	$3,899,316.00	$3,899,316.00

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

NOTE 20 — RELATED PARTY TRANSACTIONS

Names of related parties and related party relationships:

30	Related party disclosures

A.	Names of related parties and related party relationships

i)	Parties where control exists
Subsidiaries
Lytus Technologies Pvt. Ltd – Wholly owned
Globa Health Sciences, Inc (deconsolidated on March 1, 2023)
Lytus technologies Inc (deconsolidated on April 1, 2023)
Sri Sai Cable and Broadband Private Limited (acquired on April 1, 2022)

B	Key Management Personnel (KMP):

	Dharmesh Pandya	Chief Executive Officer & Managing Director
	Shreyas Shah	Chief Financial Officer & Executive Director
	Jagjit Singh Kohli	Director (resigned on January 19. 2023)
	Robert M. Damante	Independent Director
	Rajeev Kheror	Independent Director
	Parvez M. Master	Director
	Dr. Sanjeiiv Geeta Chaudhary	Independent Director (Removed on July 19, 2023)
	Palle Srinivas	Director (related to Sri Sai)
	Palle Sunitha	Director (related to Sri Sai)

C	Enterprise over which KMP has significant influences

	Achalaa Communication Networks	Partner in the firm (related to Sri Sai)
	Ayyappa Digital Communications	Partner in the firm (related to Sri Sai)
	Bhuvanagiri Digital Communications	Partner in the firm (related to Sri Sai)
	Godavarikhani Digital Communications	Partner in the firm (related to Sri Sai)
	Husnabad Digital Communications	Partner in the firm (related to Sri Sai)
	Jammikunta Digital Communications	Partner in the firm (related to Sri Sai)
	Marriguda Digital Communications	Partner in the firm (related to Sri Sai)
	Sangareddy Digital Communications	Partner in the firm (related to Sri Sai)
	Sircilla Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communications (KNR)	Partner in the firm (related to Sri Sai)
	Sri Sai Digital Communications	Partner in the firm (related to Sri Sai)
	SSC Kamareddy Communications	Partner in the firm (related to Sri Sai)
	Thandpur Digital Communications	Partner in the firm (related to Sri Sai)
	TS Communications	Partner in the firm (related to Sri Sai)
	Vemulawada Digital Communications	Partner in the firm (related to Sri Sai)
	Gayathri Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communication & Internet Pvt Ltd	Partner in the firm (related to Sri Sai)
	SSC Fiber Home Networks Pvt. Ltd	Partner in the firm (related to Sri Sai)
	Achala Media Television Pvt Ltd	Director (related to Sri Sai)
	Sri Sai Cable and Digital Networks Pvt Ltd	Partner in the firm (related to Sri Sai)
	Kings Broadband Pvt Ltd	Director (related to Sri Sai)
	Inygo Digital Networks Private Limited	Director (related to Sri Sai)
	SRI SAI FUTURE SOLUTION PRIVATE LIMITED	Director (related to Sri Sai)
	SSCBPL INYGO DIGITAL NEWORK PRIVATE LIMITED	Director (related to Sri Sai)
	SUBHODAYA DIGITAL ENTERTAINMENT PVT LTD	Director (related to Sri Sai)
	Lytus Technologies Inc	Director

D	Relatives of KMP:

	Palle Vikas	Relative of KMP (related to Sri Sai)
	Palle Vivek	Relative of KMP (related to Sri Sai)
	Nimish Pandya	Relative of KMP (brother of Mr. Dharmesh Pandya)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

B. Transactions with Subsidiaries and Key Management Personnel:

		Subsidiaries			KMP		Significant influenc Entity-KMP			Relatives of KMP
S. No.	Particulars	March 31, 2024	March 31, 2023		March 31, 2024	March 31, 2023	March 31, 2024		March 31, 2023	March 31, 2024	March 31, 2023
1	Transactions made during the year
2	Subscription income								107,322.00
3	STB Installation charges						61,628		125,071.00
4	Loan taken		3,853,017	*	1,850,313	311.00				124,918
5	Loan write back					10.00
6	Loan Repayment				(912,506)	(19,000.00)				(93,704)
7	Commission expenses						1,047,025		696,746.00
8	Bandwidth charges						24,098		25,245.00
9	Sales/Purchase of materials						1,297		5,111.00
12	Remuneration				285,294	95,644.00				36,103	20,507.00
13	Rent paid/ provided				7,459						6,703.00
16	Interest on loans						212.		218.00
	Issue of Shares		2,501,000	*
	Investment in CCD of Subsidiary		3,853,017	*			135,000	**
17	Investments in shares of subsidiaries		2,501,000	*
18	Reimbursement of expenses				29,266	31,155.00
19	Loans and Advances given		3,853,017	*			135,000	**		0	97,355.00
20	Loans and Advances received back				(214,458)
1	Trade receivable						444,082		352,424.00
2	Trade payable					3,555.00	3,036,901		2,712,683.00
3	Outstanding loan payable		3,853,017	*	1,459,144	544,851.00	3,836,282	**	-	31,019	1,304
4	Outstanding loan receivable		3,853,017	*			3,988,017	**	35,598.00		95,443.00
7	Outstanding receivable					214,458.00	1,354,871		1,083,034.00
9	IPO amount with Lytus Inc Receivable		118,728	*
10	IPO amount of Lytus BVI Payable		118,728	*							20,507.00
11	Options outstanding									94,118

*	Transactions in consolidated financials eliminated as inter-company transactions
**	Transactions eliminated as per Option agreements in respect to the subscription of Compulsorily Convertible Debentures issued by Lytus India

Compensation and benefits to Key Management Personnel would commence upon confirmation by independent compensation committee. The compensation committee is expected to be held on or before September 30, 2024.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 21 — SEGMENT INFORMATION

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

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Based on the management approach as defined in IFRS 8, the Chief Operating Decision Maker evaluates the Group’s performance based on only one segment i.e. Cable Services.

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI

The Company has acquired 51% of Sri Sai, as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022 and did not impact the consolidated financial statements as of March 31, 2022 and for the year then ended.

A modification in contract is regarded as a revision to the existing contract:

●	The management discussed the terms and conditions of the new arrangement, (a) that is in continuation of the earlier arrangement, and (b) that has arisen on account of new circumstances, new conditions or new events that differ in substance from those previously occurring.

●	The modification in contract (a) is with the same erstwhile partner, (b) is part of the same arrangement (future subscriber base), (c) adjusts the consideration already paid in the earlier arrangement and (d) the erstwhile partner was instrumental in the acquisition of Sri Sai.

The relevant facts and the agreements are provided as under:

●	On December 6, 2019, the Company purchased the right to subscriber’s connection (present and future) along with the revenue entitlement rights, for a consideration of $59 million from Reachnet (the erstwhile partner). The implementation of the operational system and operational activity were still pending.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont)

●	On July 27, 2022, the Board discussed the independent reviewer report. The independent reviewer observed that the current network requires significant additional investment to maintain and grow the cable subscribers, to match Lytus’s business plan, approximately $18 million to upgrade the infrastructure assets and $4 million to maintain at optimum levels, as per the engineer’s opinion on technology readiness report. The additional investment of $22 million in addition to the initial commitment of $59 million, would make the project unviable and there it was decided by the Board to modify the arrangement.

●	The Board reviewed the modification plan as submitted by the management. On January 17, 2023, our Board approved the Modification Agreement that was signed and executed on December 11, 2022, with the erstwhile partner. The initial term was to acquire subscribers’ connection (present as well as future subscribers’ connections) from the erstwhile partner, whereas under the modified term, the Company would now acquire only the future subscriber’s connection from the erstwhile partner for a consideration of $2.5 million, with additional commitment to invest $7.5 million.

●	Accordingly, the Board approved the Deed of Assignment, executed on December 12, 2022, in respect of investment in Sri Sai, that originally was with the erstwhile partner, based on the earlier Memorandum of Understanding dated April 1, 2022 and the Agreement to Invest in Sri Sai dated August 11, 2022. Both these agreements were linked to the Company’s Agreement to Acquire Customers and it was agreed between the then parties (Sellers of Sri Sai and the erstwhile partner) that the subscriber base of Sri Sai when acquired would be for the benefit of Lytus as required under the original Agreement to Acquire Customers dated December 6, 2019.

●	On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $2.5 million, with additional commitment to invest $7.5 million. Due to regulatory requirements[3], the Company has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

●	Our Board has observed the significant advantage from the above modification with the erstwhile partner, assignment of rights from the erstwhile partner and the last step of acquisition of Sri Sai business.

●	We have extended the original Agreement to Acquire Customers, to acquire nearly 1 million subscribers, with greater control on operational matters. This acquisition of nearly 1 million subscribers would be acquired through the acquisition of the controlling stake in Sri Sai, upon executing in our favor the Deed of Assignment with the erstwhile partner and the Share Purchase Agreement with the sellers of Sri Sai.

●	The Company’s earlier commitment and liability to pay $58.3 million to the erstwhile partner is now modified and suspended. Presently, the Company’s commitment and liability to pay Sri Sai is $7.5 million.

3	The foreign exchange regulatory policy on foreign direct investment provides that an overseas entity can purchase 100% of the equity of a cable company under automatic route, however, “Government approval will be required if infusion of fresh foreign investment beyond 49% in a company not seeking license or permission from sectoral ministry, resulting in change in the ownership pattern or transfer of stake by existing investor to new foreign investor”. The restriction is also applicable to downstream investments (investment by Indian company utilizing Foreign Direct Investments received from an overseas entity). The shares are reserved with the Indian resident lawyer in a fiduciary capacity until the regulatory approvals are obtained or the matter is clarified.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont.)

●	The Company’s accounting policy under earlier arrangement had “other income” for the period ended March 31, 2022. Presently, the Company’s accounting policy under modified arrangement has “Revenue from Contract with Customers” for the year ended March 31, 2023.

●	The Company has greater control of the business affairs of the Sri Sai business. Earlier, the Company had control over the subscribers and its revenue entitlement rights only.

●	The acquisition of the Sri Sai business includes IPTV business. It has higher technology readiness in integration with the Lytus platform services. It is to be noted that Lytus India would directly bill subscribers for any services through Lytus platform.

●	As per IFRS 10.20, a parent shall consolidate financial statements of an investee from the date the investor obtains or gains control of the investee. Upon advice received from the accounting and legal consultant, our Board has determined the effective modification date and the effective acquisition date would be April 1, 2022.

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

The Company obtained control of the business affairs of Sri Sai on April 1, 2022. Hence, the effective date of acquisition shall be determined to be April 1, 2022. The erstwhile partner has mandated the modification of the terms should be on April 1, 2022. Hence, the effective date of modification shall be determined to be April 1, 2022

The adoption of new accounting policy does not constitute a change in accounting policy but an application of the accounting policy to changing facts, circumstances and conditions that differ in substance from those previously occurring. The summarized financial statements as of March 31, 2023 and April 1, 2022, applying the new accounting policy to the contract modification prospectively.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont.)

Extract from Financial Statements	As at April 1, 2022 (Pre-adjustment)	Adjustments	As at April 1, 2022 (Post-adjustment)	As at March 31, 2023
Assets items
Non-current assets
Intangible (Customer Acquisition, net of amortisation)	35,186,496	(35,186,496)	—	—
Deferred tax assets*	537,915	(537,915)	—	—
Current assets
Other receivables	50,939,090	(50,939,090)	—	—
Total of assets	86,663,501	(86,663,501)	—	—
Liabilities Items
Non-current liabilities
Customer Acquisition List Payable, net of current portion	(29,146,665)		—	—
Less: Part Payment made towards Customer Acquisition during the year ended March 31, 2023	(395,209)		—	—
Net of payments during the year ended March 31, 2023	(28,751,456)	28,751,456	—	—
Deferred tax liability*	(2,297,717)	2,297,717

Current liabilities
Other financial liabilities
Interest on tax payable	(845,792)	845,792
Other current liabilities:
CSR expenses payable	(206,619)		—	—
Statutory liabilities*	(7,790,691)	7,997,310	—	—
Customer acquisition payable	(29,146,665)	29,146,665
Current tax liability	(3,305,308)	3,305,308
Total of liabilities	(72,344,247)	72,344,247	—	—
Net balances adjusted		(14,319,254)	—	—
Retained earnings (refer to Consolidated Statement of Changes in Equity)	12,148,403	(14,319,254)	(2,170,851)	4,518,954

*	These balances were as per standalone financial statements of Lytus India

NOTE 23 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMITED

The Group has acquired 51% of Sri Sai (Refer Note 23), as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022.

On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $2.5 million, with additional commitment to invest $7.5 million. Due to regulatory requirements, the Group has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 23 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMITED (cont.)

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

With this acquisition, the Group expects to increase its market share in India in Media and Internet Services market. Details of the business combination are as follows:

		(In Us $)
Amount settled in cash		$2,500,000
Proportionate value of Non-controlling interest in Sri Sai		1,768,961
Total		4,268,961

Recognized amounts of identifiable net assets:
Property and equipment	7,428,382
Intangible assets	339,493
Deposits	837,605
Non-current loans and advances	344,818
Trade and other receivables	2,260,797
Cash and cash equivalents	432,138
Deferred tax assets	1,283,882
Other current assets	(295,216)
Borrowings	(11,788)
Other liabilities	(65,115)
Trade and other payables	(8,944,872)
Net identifiable assets and liabilities		3,610,124
Goodwill		$658,837

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 23 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMITED (cont.)

Changes in Goodwill (Gross Carrying Amount)	(USD)
Balance at 31 March 2022	$—
Acquired through business combination	658,837
Net exchange differences	73,945
Balance at 31 March 2023	$732,782
Acquired through business combination	—
Net exchange differences	(10,174)
Balance at 31 March 2024	$722,608

Sri Sai has contributed to the Group’s revenues by $21,363,772 and profit by $745,955 for the year ended Mach 31, 2024. For the year ended March 31, 2023, it contributed to the Group’s revenue by $19,008,182 and profit by $1,453,631.

The Company has also agreed to infuse capital investment of $7.5 million, by subscribing to Compulsorily Convertible Debentures issued by Sri Sai. The amount would be utilized for expansion of the Sri Sai business and for development of IPTV business.

NOTE 24 — DECONSOLIDATION OF SUBSIDIARY

(a)	LYTUS INC.

The Company has decided to acquire from January 1, 2023 a wholly owned subsidiary in United States, Lytus Technologies Inc. that supports its United States operations. Presently, absent United States operations, the Company has agreed to not to acquire shares of Lytus Technologies Inc., however, it would continue to consolidate balances to the extent it relates to the transactions for or on behalf of the Company.

Loss attributable to the Company on deconsolidation of a Subsidiary:	For the year ended March 31, 2024 ($)
Fair Value Consideration receivable/received	—
Less; Lytus BVI (Groups) share of net assets at disposal
Lytus Inc. share capital at disposal	1,000
Add: Retained earnings at disposal date	—
Total of Net assets at disposal	1,000
Group Share – 100%	1,000
Less Goodwill at acquisition date	—
Total Loss on deconsolidation date	(1,000)

(b)	GHSI

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 24 — DECONSOLIDATION OF SUBSIDIARY (cont.)

Loss attributable to the Company on deconsolidation of a Subsidiary:

Calculation of resulting gain or loss in profit or loss attributable to parent in a consolidated accountsof Lytus BVI

Loss attributable to the Company on deconsolidation of a Subsidiary:	For the year ended March 31, 2023 ($)
Fair Value Consideration receivable/received	—
Less; Lytus BVI (Groups) share of net assets at disposal
GHSI share capital at disposal	162,000.00
Add: Retained earnings at disposal date	3,701.00
Total of Net assets at disposal	165,701.00
Group Share – 75%	124,276.00
Less Goodwill at acquisition date	68,500.00
Total Loss on deconsolidation date	(192,776.00)

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

Given these circumstances, the Directors have not consolidated the financial statements of the Deconsolidated Subsidiary in the consolidated financial statements of the Company for the year ended March 31, 2023. As such, the results of the Deconsolidated Subsidiary for the year ended March 31, 2023, and the assets and liabilities of the Deconsolidated Subsidiary as of March 31, 2023, have not been included into the consolidated financial statements of the Group. Considering above the liability of $730,000 payable to the GHSI is no longer required to be settled. Therefore, the Company has reversed this commitment in the consolidated statements of profit & loss account.

NOTE 25 — SERIES A PREFERRED CONVERTIBLE SECURITY

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). In light of the fact that the Preferred Alternate Conversion Price can be 85% of the then-market price of our VWAP, the Preferred Shares are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The September 2023 Common Warrants are exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 25 — SERIES A PREFERRED CONVERTIBLE SECURITY (cont.)

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain a credited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). The Company has reserved 20,911,474 for issuance of no less than the sum of 1) maximum number of common shares issuable upon conversion of all the notes then outstanding (number of 19,157,088 common shares, referred to “Common Share Conversion”), and 2) the maximum number of warrants shares issuable upon exercise of all the warrants then outstanding (number of 1,754,386 common shares, referred to as “Warrant Conversion”).

As of April 10, 2024, all the warrants and the preferred stock (stated above) have been converted to common stock and the liability has been repaid in full.

NOTE 26 — SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is April 10, 2024, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

Securities Purchase Agreement

On June 3, 2024, Lytus Technologies Holdings PTV. Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”).

Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 26 — SUBSEQUENT EVENTS (cont.)

Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors.

Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

Equity Line of Credit

Concurrent with the execution of the Purchase Agreement, the Company entered into an equity purchase agreement (the “Equity Purchase Agreement”) and related registration rights agreement (the “ELOC RRA”) with Mast Hill pursuant to which the Company may sell and issue to the investor, and the investor may purchase from the Company, up to $30,000,000 of Company’s common stock, $0.01 par value per share (the “Common Stock”). Under the Equity Purchase Agreement, the Company has the right, but not the obligation, to direct Mast Hill, by its delivery to the Mast Hill of a Put Notice from time to time, to purchase Put Shares (i) in a minimum amount not less than $50,000.00 and (ii) in a maximum amount up to the lesser of (a) $1,000,000.00 or (b) 150% of the Average Daily Trading Value. In connection with the Equity Purchase Agreement, the Company issued Mast Hill a five year common stock purchase warrant for the purchase of 51,195 shares of the Common Stock at an exercise price of $2.93 per share (the “ELOC Warrant”).

On June 30, 2024, Lytus announced launch of its audio OTT platform. Radio Room will offer an array of audio dramas that encompass a variety of genres such as classic literature, crime thrillers, romance, and children’s stories, all tailored for the Indian diaspora worldwide. Radio Room is poised to become a pivotal player in the audio streaming sector, which delivers content directly over the internet to consumers (“over-the-top” or OTT), bypassing traditional distribution.

On July 30, 2024, Lytus has infused approx. $2 million in Sri Sai for expansion of its business and has reduced its total capital outlay requirement to $6 million (earlier $7.5 million). Further, it is in development stage of building OTT platform that will exponentially expand its market reach (worldwide).

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number
1.1	Memorandum and Articles of Association of Lytus Technologies Holdings PTV. Ltd.	F-1	April 1, 2021	3.1

1.2	Extract of the Memorandum of Resolutions by the Directors	F-1	April 1, 2021	3.2

1.3	Resolutions by the Directors	F-1	July 12, 2024	3.3

2.1	Description of Registered Securities		*

4.1	Form of Senior Secured Note, issued by the Company to the Investor	6-K	November 10, 2022	4.2

4.2	Form of Warrant to Purchase Common Shares, issued by the Company to the Investor	6-K	November 10, 2022	4.1

4.3	Form of Warrant to Purchase Preferred Shares, issued by the Company to the Investor	6-K	September 6, 2023	4.1

4.4	Form of Warrant to Purchase Common Shares, issued by the Company to the Investor	6-K	September 6, 2023	4.2

4.5	Form of Senior Secured Promissory Note, issued by the Company to the Investors	6-K	June 13, 2024	4.1

4.6	Form of Common Warrant, issued by the Company to the Investors	6-K	June 13, 2024	4.2

4.7	Form of Common Stock Purchase Warrant, issued by the Company to Mast Hill	6-K	June 13, 2024	4.3

4.8	Employment Agreement between the Registrant and its CEO†	F-1	April 1, 2021	10.1

4.9	Employment Agreement between the Registrant and its CFO†	F-1	April 1, 2021	10.2

4.10	Agreement to Acquire Customer List, dated June 20, 2019, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.3

4.11	Supplemental Agreement, dated December 6, 2019, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.4

4.12	Secondary Supplemental Agreement, dated June 30, 2020, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.5

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number
4.13	Share Purchase Agreement, dated March 19, 2020, by and among Lytus Technologies Holdings PTV. Ltd., Lytus Technologies Private Limited and the shareholders of Lytus Technologies Private Limited†	F-1	April 1, 2021	10.6

4.14	Share Purchase Agreement, dated February 21, 2020, by and among Lituus Technologies Limited, DDC CATV Network Private Limited, and all of the shareholders of DDC CATV Network Private Limited†	F-1	April 1, 2021	10.7

4.15	Assignment of Contract dated March 20, 2020, by and between Lituus Technologies Limited and Lytus Technologies Holdings PTV. Ltd.†	F-1	April 1, 2021	10.8

4.16	Assignment of Contract dated March 20, 2020, by and between Jagjit Singh Kohli and Lytus Technologies Holdings PTV. Ltd.†	F-1	April 1, 2021	10.9

4.17	Share Purchase Agreement, dated October 30, 2020, by and between Lytus Technologies Holdings PTV. Ltd., Global Health Sciences, Inc. and its shareholder†	F-1	April 1, 2021	10.10

4.18	Agreement for Subscription of Debentures, dated December 30, 2020, by and between Lytus Technologies Private Limited and Veeta Legal Services Private Limited†	F-1	April 1, 2021	10.11

4.19	Third Supplemental Agreement, dated February 5, 2021, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.12

4.20	Form of the underwriters’ warrant	F-1/A	June 15, 2021	10.13

4.21	Form of lockup agreement†	F-1/A	June 15, 2021	10.14

4.22	Form of the subscription agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.15

4.23	Form of the investor warrant in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.16

4.24	Form of the secured promissory note in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.17

4.25	Form of the pledge agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.18

4.26	Form of the Guaranty and Suretyship Agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.19

4.27	Management Service Agreement, dated March 1, 2020, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1/A	December 6, 2021	10.20

4.28	Deed of Confirmation, dated November 19, 2021, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1/A	December 6, 2021	10.21

4.29	Maturity Date Extension, Amendment To Loan Documents And Reaffirmation Agreement, dated February 3, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC†	F-1/A	February 9, 2022	10.22

4.30	Registration Rights Agreement dated February 3, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC†	F-1/A	February 9, 2022	10.23

4.31	Engagement Letter between OpulusBizserve Private Limited and Lytus Technologies Holdings PTV Ltd. dated December 10, 2020†	F-1/A	March 9, 2022	10.24

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number
4.32	Maturity Date Extension, Amendment No. 2 To Loan Documents And Reaffirmation Agreement, dated June 6, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC	POS AM	June 8, 2022	10.25

4.33	Form of Registration Rights Agreement, between the Company and the Investor	6-K	November 10, 2022	10.2

4.34	Form of Securities Purchase Agreement, between the Company and the Investor	6-K	November 10, 2022	10.1

4.35	Modification Agreement, dated December 11, 2022, between the Company and Reachnet Cable Services Pvt. Ltd.	6-K	January 23, 2023	10.1

4.36	Deed of Assignment, dated December 12, 2022, between the Company and Reachnet Cable Services Pvt. Ltd.	6-K	January 23, 2023	10.2

4.37	Agreement for Acquisition, by and between Sri Sai and Reachnet, dated August 11, 2022.	6-K	January 23, 2023	10.3

4.38	Share Purchase Agreement dated March 27, 2023, by and among the Company and the shareholders of Sri Sai.	F-1	July 12, 2024	10.31

4.39	Share Purchase Agreement dated March 1, 2023, by and among the Company, Dharmesh Pandya, and Lytus Technologies, Inc.	F-1	July 12, 2024	10.32

4.40	Form of Securities Purchase Agreement, between the Company and the Investor	6-K	September 6, 2023	10.1

4.41	Form of Registration Rights Agreement, between the Company and the Investor	6-K	September 6, 2023	10.2

4.42	Share Purchase Agreement, between the Company and Sri Sai Cable and Broadband Private Ltd.	F-1	July 12, 2024	10.35

4.43	Form of Securities Purchase Agreement, dated June 3, 2024, between the Company and the Investors	6-K	June 13, 2024	10.1

4.44	Form of Registration Rights Agreement, dated June 3, 2024, between the Company and the Investors	6-K	June 13, 2024	10.2

4.45	Form of Security Agreement, dated June 3, 2024, between the Company and the Investors	6-K	June 13, 2024	10.3

4.46	Form of Equity Purchase Agreement, dated June 3, 2024, between the Company and Mast Hill	6-K	June 13, 2024	10.4

4.47	Form of Registration Rights Agreement, dated June 3, 2024, between the Company and Mast Hill	6-K	June 13, 2024	10.5

4.48	Lytus Technologies Holdings PTV. Ltd. 2023 Employee Incentive Plan	S-8	November 22, 2023	10.1

4.49	First Amendment to the Registration Rights Agreement, dated July 8, 2024, between the Company and the Investors	F-1	July 12, 2024	10.42

4.50	First Amendment to the Security Agreement, dated July 8, 2024, between the Company and the Investors	F-1	July 12, 2024	10.43

4.51	First Amendment to the Equity Purchase Agreement, dated July 30, 2024, between the Company and Mast Hill		*

Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number
8.1	List of Subsidiaries of Lytus Technologies Holdings PTV. Ltd.	F-1	July 12, 2024	21.1

11.1	Code of Conduct and Ethics	20-F	September 28, 2022	14.1

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		**

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		**

97.1	Clawback Policy		*

99.1	Charter of the Audit Committee.	20-F	September 28, 2022	99.1

99.2	Charter of the Compensation Committee.	20-F	September 28, 2022	99.2

99.3	Charter of the Nominating and Corporate Governance Committee.	20-F	September 28, 2022	99.3

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

#	Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K. Schedules, exhibits and similar supporting attachments to this exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lytus Technologies Holdings PTV. Ltd.

	By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
Date: August 15, 2024	Title:	Chief Executive Officer