Form 20-F
period 2025-03-31
Lytus Technologies Holdings PTV. Ltd.
filed 2025-08-14
CIK 1816319

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Unit 504, Building 3 Studio City, Dubai, United Arab Emirates

(Address of Principal Executive Offices)

Dharmesh Pandya

+91-981985321

Email: info@lytuscorp.com

Unit 504, Building 3 Studio City, Dubai, United Arab Emirates

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At March 31, 2025, 179,997,491 common shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This Annual Report contains translations of certain Indian rupee amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. Unless otherwise noted, we have translated profit and loss items at an average rate of Rs. 84.63 for the year ended March 31, 2025, at an average rate of Rs. 82.82 for the year ended March 31, 2024 and at an average rate of Rs. 80.57 for the year ended March 31, 2023. For balance sheet items, we have translated at a closing rate of Rs. 85.43 as of March 31, 2025, at a closing rate of Rs. 83.34 as of March 31, 2024 and at a closing rate of Rs. 82.18 as of March 31, 2023. We have stated equity accounts at their historical rates. We make no representation that the Indian rupee amounts, or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Indian rupee amounts, as the case may be, at any particular rate or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In this Annual Report, unless otherwise specified, all references to “$,” “USD” and “dollars” mean United States dollars.

This Annual Report includes our audited annual consolidated financial statements, or the “Financial Statements.” Our audited consolidated financial statements as of and for the years ended March 31, 2025, March 31, 2024 and March 31, 2023 were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), the independent, private-sector body that develops and approves IFRS, and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless indicated otherwise, our financial information in this Annual Report has been prepared on a basis consistent with IFRS as issued by the IASB. In making an investment decision, investors must rely on their own examination of our results and consult with their own professional advisors.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements that are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

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

Examples of forward-looking statements include statements regarding:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the development of future company-owned call centers;

●	the capabilities of our business operations;

●	our expected future economic performance;

●	competition in our market;

●	assumptions underlying statements regarding us or our business;

●	our strategy to finance our operations;

●	future marketing efforts, advertising campaigns, and promotional efforts;

●	future growth and market share projections, including projections regarding developments in technology and the effect of growth on our management and other resources;

●	our future expansion plans;

●	our future acquisition strategy, including plans to acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets;

●	the future impact of our acquisitions;

●	our strategy and intentions regarding new product branding;

●	the future competitive landscape and the effects of different pricing strategies;

●	the effect of future tax laws on our business;

●	any legal proceeding, hearing, or dispute; and

●	our ability to implement and maintain effective internal control over financial reporting.

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

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that may cause actual results, our performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, without limitation, those discussed under the caption “Risk Factors” beginning on page 3 of this Annual Report.

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

D. Risk Factors

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” in this Annual Report on Form 20-F. You should carefully consider these risks and uncertainties when investing in our common shares. Some of the principal risks and uncertainties include the following:

●	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses doubt about our ability to continue as a “going concern”;

●	Our limited operating history and rapid growth makes evaluating our current business and future prospects difficult and may increase the investment risk;

●	Given the nature of the markets in which we operate, our revenues and expenses are difficult to predict, which increases the likelihood that our results could fall below the expectations of investors and market analysts, which could cause the market price of our common shares to decline;

●	Defects or malfunctions in our platform could hurt our reputation, sales, and profitability;

●	Our four million user base calculation is based assumptions that may not be accurate;

●	We face risks related to the storage of customers’ and their end users’ confidential and proprietary information and cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability;

●	Our platform may never become sufficiently successful;

●	We may not obtain or be able to adequately protect our intellectual property rights;

●	An economic slowdown or factors that affect the economic health of the United States, India or the information technology (“IT”), healthcare and streaming industries may adversely affect our business;

●	Liability issues are inherent to the healthcare industry and insurance is expensive and difficult to obtain;

●	If we fail to develop and maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or disclose other material information required under the Exchange Act, which may adversely affect investor confidence;

●	We will need to increase the size of our organization and may experience difficulties in managing growth;

●	We depend and will continue to depend on key existing and future personnel;

●	We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business;

●	We operate in a highly competitive industry;

●	Our success depends on our ability to recruit and retain experienced therapists;

●	We rely on third-party systems and service providers, and any disruption or adverse change in their businesses could have a material adverse effect on our business;

●	We rely on the value of our brand, and any failure to maintain or enhance consumer awareness of our brand could have a material adverse effect on our business, financial condition and results of operations;

●	We may not be successful in implementing our growth strategies, pursuing strategic partnerships, acquisitions and investments, and future partnerships, acquisitions and investments may not bring us anticipated benefits;

●	If we are unable to continue to identify and exploit new market opportunities, our future revenues may decline;

●	Difficult market conditions, economic conditions and geopolitical uncertainties could adversely affect our business by negatively impacting our future revenues in the markets in which we offer services;

●	Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance;

●	Infrastructure in India may not be upgraded in order to support higher internet penetration, which may require additional investments by and expenses for us;

●	Our results of operations are subject to fluctuations in currency exchange rates;

●	We may not be able to obtain additional financing on terms that are acceptable or at all, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements;

●	An inability to adapt our business effectively to keep pace with a rapidly evolving business environment could have a material adverse effect on our business, financial condition and results of operations;

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations;

●	Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

●	Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and we are subject to risks associated with our business partners and other third parties

●	We do not plan to pay dividends in the foreseeable future;

●	A substantial portion of our business and operations is located in India and we are subject to regulatory, economic, social and political uncertainties in India;

●	Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India, which may adversely affect our results of operations, financial condition and financial performance;

●	As a result of being a “foreign private issuer,” we may not provide you with the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult to evaluate our performance and prospects;

●	Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval;

●	The market price of our securities may be volatile, which could cause the value of your investment to decline;

●	Dilution may result from the issuance of common shares underlying the Notes under the Alternate Conversion Price, which provides for the conversion of the Notes at a discount to the market price at the time of conversion;

●	Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline; and

●	As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder and reduced disclosure requirements applicable to “emerging growth companies” may make our common shares less attractive to investors.

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our historical financial statements and related notes included herein, and in our Reports on Form 6-K and any amendments thereto that we furnish to the U.S. Securities and Exchange Commission (the “SEC”), including our interim financial statements and related notes for subsequent interim periods contained such Reports on Form 6-K, before you decide to invest in our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our securities. Refer to “Cautionary Note Regarding Forward-Looking Statements.”

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

Risks Related to Our Business and Industry

Our limited operating history and rapid growth makes evaluating our current business and future prospects difficult and may increase the investment risk.

Much of our growth has occurred in recent periods. Our limited operating history may make it difficult to evaluate our current business and our future prospects, as we continue to grow our business. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries as we continue to grow our business. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our business could suffer, and the trading price of our common shares may decline.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

Lytus’ online platform may not be accepted in the marketplace.

Uncertainty exists as to whether our streaming and internet services platform will be accepted by the market without additional widespread subscriber acceptance. Several factors may limit the market acceptance of our platform, including the availability of alternative products and services, as well as the price of our platform services relative to alternative products. There is a risk that subscribers will use other products and/or methods instead of ours. Our business plan assumed that, notwithstanding the fact that our platform is new in the market, subscribers will elect to use our platform because of our collective and integrated offerings.

Subscribers will need to be persuaded to use our platform services, but there is no assurance that we will attract enough subscribers to develop a successful market for our platform.

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

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.4 users per household in India, and the assumptions we used to determine these figures may not be accurate.

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.4 users per household in India. The conversion rate of 4.4 users per household was supported by the Database on Household Size and Composition 2022 released by the Department of Economic and Social Affairs of the United Nations (see the information on India in the Database on Household Size and Composition 2022 at at https://popdiv.dfs.un.org/household/?_gl=1*1ltbq1o*_ga*MjA2NjIwMTcxMi4xNzU0NzY4MjY2*_ga_TK9BQL5X7Z*czE3NTUwOTQzNzIkbzIkZzEkdDE3NTUwOTQ2MzgkajQyJGwwJGgw#/countries/). Although we believe the figures in the industry report are reasonable, there can be no assurance that the assumptions we used are accurate and therefore the number of the members per household may not be equal to the number of our active users. As a result, the number of our actual active users could be less than four million.

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

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur

We face risks related to the storage of customers’ and their end users’ confidential and proprietary information. Cybersecurity incidents, including data security breaches or computer viruses, could materially and adversely affect our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

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

Our revenues are highly dependent on clients primarily located in India, as well as on clients concentrated in the IT, healthcare and streaming industries; therefore, an economic slowdown or factors that affect the economic health of the United States, India or these industries may materially adversely affect our business.

We currently derive approximately 100% of our revenue from India. If the economy in or India continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these countries may reduce or postpone their technology spending significantly.

Our clients are concentrated in certain key industries, such as the IT, healthcare and streaming industries. Significant decreases in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. For example, a reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability. Furthermore, such industries are, or may become, increasingly subject to governmental regulation and intervention. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their businesses and therefore negatively impact our revenues.

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

The telehealth market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, if it encounters negative publicity or if our services are not competitive, the growth of our business will be harmed.

The telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. Our success will depend to a substantial extent on the willingness of our clients’ members or patients to use, and to increase the frequency and extent of their utilization of, our services, as well as on our ability to demonstrate the value of telehealth to employers, health plans, government agencies and other purchasers of healthcare for beneficiaries. Negative publicity concerning our services or the telehealth market as a whole could limit market acceptance of our services. If our clients, or their members or patients, do not perceive the benefits of our services, or if our services are not competitive, then our market may not develop at all, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of telehealth could limit market acceptance of our healthcare services. Additionally, if healthcare benefits trends shift or entirely new technologies are developed that replace existing solutions, our existing or future solutions could be rendered obsolete and our business could be adversely affected. In addition, we may experience difficulties with industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new applications and enhancements. If any of these events occurs, it could have a material adverse effect on our business, financial condition or results of operations.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our products and services in certain jurisdictions.

Our ability to conduct telehealth services in a particular jurisdiction is directly dependent upon the applicable laws governing remote healthcare, the practice of medicine, licensure requirements and healthcare delivery in general in such location, which are subject to changing political, regulatory and other influences. With respect to telehealth services, in the past, state medical boards have established rules or interpreted existing rules in a manner that has limited or restricted the ability to conduct business in accordance with a model utilized in other states or countries. Such actions could result in litigation and the suspension or modification of telehealth consult operations in certain states or countries. The extent to which a jurisdiction considers particular actions or relationships to constitute practicing medicine is subject to change and to evolving interpretations by medical boards, state attorneys general and other regulatory or administrative bodies (both domestic and international), among others with broad discretion. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate, on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with such laws. Additionally, it is possible that the laws and rules governing the practice of medicine, including remote healthcare, in one or more jurisdictions may change in a manner that is detrimental to our business. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.

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

As of the fiscal year ended March 31, 2025, we have identified material weaknesses in our internal control over financial reporting and our management has determined that our disclosure controls and procedures were not effective. If we fail to develop and maintain an effective system of internal control over financial reporting or to improve our disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or other material information required to be disclosed by us pursuant to the Exchange Act, which may adversely affect investor confidence.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to its financial statements that could not be prevented or detected on a timely basis. As of the fiscal year ended March 31, 2025, we identified material weaknesses in connection with our (i) entity-level controls, (ii) information technology general controls and segregation of duties, and (iii) control of subsidiaries and related documentation. This resulted from a lack of necessary business processes, internal controls, record retention policy, and adequate number of qualified personnel within our accounting function. As of the year ended March 31, 2025, our Chief Executive Officer and Chief Financial Officer performed an evaluation of our disclosure controls and procedures and concluded that these were ineffective as of the end of such period.

The material weaknesses and our ineffective disclosure controls and procedures will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Management will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate. We cannot assure you that the measures we are taking will be sufficient to avoid potential future material weaknesses. Accordingly, there could continue to be a possibility that a material misstatement in our financial statements and other disclosure in our public filings would not be prevented or detected on a timely basis.

We depend and will continue to depend on key existing and future personnel.

Our success depends, to a large degree, upon the efforts and abilities of our officers and key management employees, particularly Dharmesh Pandya, our Chief Executive Officer and Chairman. The loss of the services of Mr. Pandya or one or more of our other key employees would have a material adverse effect on our operations. In addition, as our business model is implemented, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. Key employees will require a strong background in our industry. We cannot assure that we will be able to successfully attract and retain key personnel.

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

We operate in highly competitive industries.

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

Healthcare provider licensing and credentialing, a cost of providing professional services, can negatively impact our margins as we may incur increased expenses to utilize appropriately licensed and credentialed healthcare providers for consult demands, especially when expanding to new jurisdictions.

A healthcare provider’s ability to perform telehealth consults is dictated by where the healthcare provider is licensed to practice and with whom the healthcare provider is privileged to provide services. Governmental licensure and healthcare provider credentialing requirements take time to procure, often necessitating months of lead-time before a healthcare provider is able to practice in a particular jurisdiction. Our ability to manage and anticipate healthcare provider need and prioritize licensing and credentialing could impact profit margins and expense management. As consult demands increase in areas where only a limited number of healthcare providers hold necessary licenses and credentials, those healthcare providers with appropriate licensing and credentialing to meet customer demands may assume additional overtime shifts or otherwise demand increased fees, thereby increasing our costs. Further, obtaining a license to practice medicine in a particular jurisdiction is at the discretion of the local state medical board or applicable international licensing body, and, as such, timing to achieve licensure in certain jurisdictions may be outside our ability to accomplish within expected time frames.

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

We may not be successful in pursuing strategic partnerships and acquisitions, and past and future partnerships and acquisitions, including the acquisition of Lytus Sri Sai Networks Private Limited (“Sri Sai”), may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control. We may pursue further acquisitions and investments in the future, and any such transactions are accompanied by risks. For instance, an acquisition could have a negative effect on our financial and strategic position and reputation, or the acquired business could fail to further our strategic goals. Moreover, we may not be able to successfully integrate acquired businesses into our own business, and therefore we may not be able to realize the intended benefits from any future acquisitions. We may lack experience in the markets, products or technologies of an acquired company and we may have an initial dependence on unfamiliar supply or distribution partners. An acquisition could create an impairment of relationships with customers or suppliers of the acquired business or our advisors or suppliers. All of these and other potential risks may serve as a diversion of our management’s attention from other business concerns, and any of these factors could have a material adverse effect on our business. This strategy may also subject us to potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of acquired businesses into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in acquired businesses with our existing business processes.

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

Difficult market conditions, economic conditions, and geopolitical uncertainties have in the past adversely affected and may in the future adversely affect our business and profitability. Our business is affected by national and international economic and political conditions. Any one of these factors could have a material adverse effect on our results and profitability. These factors include, but are not limited to:

●	economic and political conditions in India, the U.S., Europe and elsewhere in the world;

●	concerns about terrorism, war and other armed hostilities, including the uncertainty caused by inflation, conflict, loss of life and disaster connected to ongoing armed conflicts between Ukraine and Russia in Europe and Israel and Hamas in the Middle East;

●	concerns over inflation and wavering institutional and consumer confidence levels;

●	adverse public health developments in the regions in which we operate or globally;

●	the level and volatility of interest rates and foreign currency exchange rates, and

●	currency values.

The global financial markets have been experiencing significant disruptions recently, and the there has been considerable uncertainty over the short and long-term effects of the monetary and fiscal policies adopted by the leaders and financial authorities of some of the world’s leading economies. Adverse economic conditions could have negative adverse effects on our business and financial conditions. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

As the functional currency of Lytus Technologies Private Limited (“Lytus India”), our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

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

We operate in a rapidly evolving business environment. Our business is dependent on our ability to maintain relationships with our business partners and other third parties. If we are unable to adapt our business effectively to keep pace with these changes, our ability to succeed will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

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

Dividend policy is subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that the Board will declare dividends even if we are profitable. Under British Virgin Islands (“BVI”) law, we may only pay dividends from our profits, or credits standing in our share premium account, and we must be solvent before and after any such dividend payment, meaning that we will be able to satisfy our liabilities as they become due in the ordinary course of business.

Risks Related to Doing Business in India

A substantial portion of our business and operations is located in India and we are subject to regulatory, economic, social and political uncertainties in India.

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

The Competition Act, 2002, as amended (the “Competition Act”), seeks to prevent practices that could have an appreciable adverse effect on competition. Under the Competition Act, any arrangement, understanding or action between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition, is void and will be subject to substantial penalties. Any agreement that directly or indirectly determines purchase or sale prices, limits or controls production, or creates market sharing by way of geographical area or number of customers in the market is presumed to have an appreciable adverse effect on competition. Provisions relating to the regulations of certain acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition are not yet in force. Such provisions could, if brought into force in the future, be applicable to us.

The effect of the Competition Act on the business environment in India is unclear. If we or any subsidiary, including Lytus India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any enforcement proceedings initiated by the Competition Commission of India or any adverse publicity that may be generated due to scrutiny or prosecution by the Competition Commission of India, our business and financial performance may be materially and adversely affected.

The healthcare industry in India is subject to laws, rules and regulations in the regions where we conduct our business or in which we intend to expand our operations.

We are and may become subject to various and extensive local law, rules and regulations relating, among other things, to the setting up and operation of private medical care establishments. Health and safety laws and regulations in India are becoming increasingly stringent in the recent years, and it is possible that they will become significantly more stringent in the future. We may incur substantial costs in order to comply with current or future laws, rules and regulations. These current or future laws, rules and regulations may also impede our operations. Any non-compliance with the applicable laws, rules and regulations may subject us to regulatory action, including penalties and other civil or criminal proceedings, which may materially and adversely affect our business, prospects and reputation.

Risks Related to Ownership of our Common Shares

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

Our officers, directors, and 5% or greater shareholders, in the aggregate, beneficially own approximately 78% of our outstanding common shares. Specifically, Dharmesh Pandya, our chief executive officer and a director, along with the Lytus Trust, in the aggregate, beneficially owns approximately 78% of our outstanding common shares, which allows him and such other shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors, and 5% or greater shareholders possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. In addition, this concentration of ownership and voting power may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Principal Shareholders” for more information.

We have and will continue to incur increased costs and become subject to additional regulations and requirements as a result of being a public company, and our management has and will in the future be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we have and will continue to incur significant legal, accounting, and other expenses that we did not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with compliance with the Sarbanes-Oxley Act and related rules implemented by the SEC, and any national exchange on which we may uplist our common shares. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate all of these costs with any degree of certainty. Our management needs and will need in the future to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to fines, sanctions and other regulatory action and potentially civil litigation.

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

The holder of Notes may, at its option, at any time, convert its Notes into common shares based on the conversion terms contained in the Notes. Any such conversion or exercise will result in significant dilution to our shareholders.

Our shareholders may experience significant dilution as a result of our issuance of common shares issuable upon conversion of outstanding Notes. Currently, an aggregate of approximately $1.6 million in principal amount of Notes issued under the Purchase Agreement remains outstanding, which are convertible into common shares, subject to a 4.99% beneficial ownership limitation, at a conversion price equal to $0.05 per share, subject to further adjustment. As a result, an aggregate of approximately 32,000,000 common shares may be issuable to the holder of the Notes. The 4.99% beneficial ownership cap on the Notes does not prevent the holder of such Notes from converting and selling some or all of the common shares it acquires and then converting or acquiring additional shares. Accordingly, the holder will be able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of our outstanding shares at a given time. The issuance of material amounts of common shares by us pursuant to the conversion of the Notes would cause our shareholders to experience significant dilution in their investment in our company.

The agreements governing our outstanding securities, including the Purchase Agreement and the Notes, contain covenants that reduce our financial flexibility and could impede our ability to operate.

The agreements governing our indebtedness, including the Purchase Agreement and the Notes each impose significant operating and financial restrictions on us. These restrictions will limit our and our subsidiaries’ ability to, among other things:

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

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. 82,009,317 of our common shares are freely tradable without restriction or further registration under the Securities Act. If any existing shareholders sell a substantial amount of common shares, the prevailing market price for our common shares could be adversely affected.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our amended and restated Memorandum and Articles of Association (“Memorandum and Articles”), the BVI Business Companies Act, 2004, as amended (the “BVI Act”), and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or principal shareholders than they would as shareholders of a U.S. company.

BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the Memorandum and Articles. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the Memorandum and Articles, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if such shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of a company (i.e., the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of a company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of a company. A shareholder may also bring an action under statute if such shareholder feels that the affairs of a company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to such shareholder. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of a company and inspection of such company’s books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

We may be or may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

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

If we are a PFIC for any taxable year during which you hold our common shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Tax Matters — United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities in respect of our common shares under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Tax Matters — United States Federal Income Taxation — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions and relief from various reporting requirements that are not available to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company”, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same, new or revised accounting standards as other public companies that are not emerging growth companies.

We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of our initial public offering, which closed on June 17, 2022, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds $1.235 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may decline and/or become more volatile.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Lytus Technologies Holdings PTV. Ltd. is a holding company incorporated under the laws of the BVI on March 16, 2020. We acquired our wholly-owned subsidiary, Lytus India, on March 19, 2020 and we acquired a 51% interest in Sri Sai on April 1, 2022 for $2.5 million. The Company had invested $8.4 million as capital advance in development of software applications and invested $2 million in Sri Sai’s expansion plan. This is an ongoing project. We modified our earlier arrangement with Sri Sai, which was initially to acquire the 1.8 million subscriber base of Reachnet Cable Service Pvt. Ltd. and its revenue generating contracts. Under the modified arrangement, we own a controlling stake in Sri Sai’s business, and control the infrastructure hub that supports its services. A more detailed discussion can be found in our financial statements included in our Annual Report on Form 20-F filed with the SEC on August 15, 2024.

Our principal executive offices are located at Unit 504, Building 3 Studio City, Dubai, United Arab Emirates, and our telephone number is +91-981985321, where we conduct investment relations and to where we are shifting our headquarters and treasury operations. We also conduct business out of our office in India at Unit 1214, ONE BKC, G Block, Bandra Kurla Complex, Bandra East, Mumbai, India 400 051. Our website address is www.lytuscorp.com. The information on or accessed through our website is not incorporated in this Annual Report. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

We are a platform services company offering services primarily in India. Our business model consists primarily of (a) the current distribution of linear content streaming/telecasting services and (b) the development of technology products, namely, telemedicine and fintech.

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

Streaming and Telecast

Lytus India provides technology enabled customer services, which includes streaming and content services. The present software is being further upgraded to support the unified and integrated platform through which we intend to provide multi-dimensional services.

Indian regulations do not differentiate between telecasting and streaming as long as the streaming is conducted in IPTV format. Lytus plans to offer additional value-added services by upgrading the existing cable networks for the Sri Sai Cable Network. The upgrade primarily consists of deploying Fiber to the Home (FTTH), Gigabit Passive Optical Networks (GPON) and changing the existing set-top box/customer premises equipment (STB/CPE). On July 24, 2023, the Company announced the commencement of its broadband/internet protocol TV (“IPTV”) business and its Fintech business.

Healthcare Technology

In India, Lytus’ telemedicine business, through Lytus India, has commenced repurposing its existing local cable operator (“LCO”) network infrastructure to set up local health centers and diagnostic centers (“LHCs”).

With respect to remote healthcare, our initial plan is to focus on the sale and distribution of remote patient monitoring devices pre-installed with proprietary monitoring and reporting software developed by our Lytus Health division. We expect that these devices, sourced from various Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and U.S. Food and Drug Administration (“FDA”) compliant vendors, would be installed at the homes of the patients of participating physicians’ practices. Lytus Health currently has not developed any proprietary software that is deployed with patients in the United States.

We also expect Lytus Health’s business to focus on artificial intelligence, machine learning, and other capabilities that we believe are required to efficiently run a telemedicine business.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings,

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act,

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements, and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As an exempted British Virgin Islands company that intends to apply for the listing of its common shares on a national exchange, we will, if our listing application is approved by such exchange, become subject to the applicable corporate governance listing standards of such national exchange. However, national exchange market rules may permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the corporate governance listing standards of such national exchange. For instance, we are not required to:

●	have a majority of the board to be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions for non-management directors;

●	obtain shareholder approval prior to the issuance of 20% or more of our common shares as a price that is less than the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)); and

●	have annual meetings and director elections.

Currently, we do rely on home country practice with respect to our corporate governance.

Recent Developments

On May 20, 2025, the Company amended its Memorandum and Articles to increase its authorized share capital from 230,000,000 shares to 5,000,000,000 shares (the “Amendment”), as approved by the Company’s board of directors on May 20, 2025. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the copy of the Memorandum and Articles attached as Exhibit 1.1 to the Form 6-K furnished by the Company to the SEC on May 27, 2025.

On July 3, 2025, the Company issued to the Lytus Trust an aggregate of 3,800,000,000 restricted common shares, which shares the Company intends to subsequently allocate to the Company’s management and/or employees in consideration for their respective services provided to the Company.

On July 7, 2025, the Company entered into common share purchase agreements (collectively, the “Purchase Agreements”) with two investors (the “Purchasers”), pursuant to which the Company issued and sold to the Purchasers at closing on such date an aggregate of 965,000,000 common shares at a purchase price of $0.016 per share, for aggregate gross proceeds of $15,440,000.

Refer to note 23 (Subsequent Events) of the notes accompanying the audited consolidated financial statements in this Annual Report for further details.

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

Our objective is to grow profitably by building on our current strategic position.

The key elements of our strategy include:

●	expanding our service and product portfolio to enhance cross-selling opportunities;

●	enhancing our service platform by investing in technology;

●	expanding into new geographic markets; and

●	pursuing selective strategic partnerships and acquisitions.

We have six principles for our growth:

1.	Operating model: simplify and align with our customers’ needs and end markets.

2.	Enhance customer experience: introduce customer-centric programs and services leveraging technologies such as artificial intelligence (“AI”) and machine learning (“ML”) to improve our customers’ experiences.

3.	Service portfolio management: adopt a more proactive approach, be agile in introducing new offerings while continuously scrutinizing the potential for returns.

4.	Build scale: grow and build scale in a broad range of international markets and industry verticals within the online service platform and e-healthcare segment.

5.	Strategic relationships: focus on building and maintaining long-term strategic business relationships with other established participants in the market to better utilize the network capabilities, reduce cost burden and generate supplementary revenue streams.

6.	Acquisition strategy: develop a more targeted and disciplined approach; focus on acquisitions that augment our existing online streaming portfolio.

Our Streaming Services

Lytus India

Lytus India provides technology enabled customer services, which includes streaming and content services. The present software is being further upgraded to support the unified and integrated platform. Upgrading the existing cable networks presents an opportunity for us to convert homes that utilize traditional cable into homes that can utilize IPTV. While it is often possible to install new devices in homes to convert them from cable to broadband/IPTV, in certain cases additional expenses may be required to provide our services to customers. These additional costs are budgeted from the Company’s cable revenue stream and may be supplemented by credit lines from local banks with which the Company has relationships.

We offer our customers subscription-based video services and Internet services, with prices and related charges based on the types of service selected, whether the services are sold as a “bundle” or on an individual basis, and based on the equipment necessary to receive our services. Our video customers receive a package of programming which generally includes a device that provides an interactive electronic programming guide with parental controls, access to pay-per-view services. Customers have the option to purchase additional tiers of services, including premium channels which provide original programming, commercial-free movies, sports, and other special event entertainment programming. Substantially all of our video programming is available in high definition.

Our revenues are principally derived from the monthly fees our customers pay for our services. We typically charge a one-time installation fee. We believe that offering a wide variety of video programming choices influences a customer’s decision to subscribe and retain our streaming services. We obtain basic and premium programming, usually pursuant to written contracts from a number of suppliers. Media corporation consolidation has, however, resulted in fewer suppliers and additional selling power on the part of programming suppliers.

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

Through our partners, we have access to the content of more than 450 linear channels, allowing us to provide these channels to all of our subscribers’ predominantly through the RF (radio frequency) medium as well as through IPTV/online streaming. These 450 linear channels are sourced from various content providers, such as Star TV (Disney), Zee TV, Sony, IndiaCast, Times Broadcasting, Discovery, Sun, Jaya TV, Eenadu Television, Turner International, Travel XP and BBC. We have also executed agreements with various content providers that have national and regional movie and music libraries, such as ADB Shemaroo, Super Cassettes (T-Series), Surya Media Vision (Eros & Sonata) and Cine Prime.

The Company established a separate vertical/offering to its customers through Lytus Studios in order to offer cutting edge creative services along with specialized technology infrastructure for film, video, series, commercials, events, corporate and digital industries. We intend for Lytus Studios to produce all of the original content for the Lytus Play streaming platform. We expect to fund the growth of Lytus Studios from our current operational cashflow as well as from additional funds from follow-on offerings of our securities.

Lytus Cloud is a suite of cloud infrastructure services with robust management capabilities designed to meet the escalating demands of enterprise computing. We intend to offer enterprise clients a variety of cloud services, including public cloud, private deployments, managed private clouds, build-operate-transfer (BOT) data centers (DC), co-location, cloud consulting, and virtual private server and hosting services.

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

We intend to develop and deliver telehealth services in the nature of preventive healthcare using technologies. Our initial focus is aimed at offering basic health monitoring and digital stethoscope services with the help of our own smart devices and software systems and also “last mile” medicine delivery services. Further, we intend to utilize clinical informatics for the collation of information for effective data analysis and for sharing the information with doctors, relatives and other industry participants to aid their decision making.

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

Fintech

We announced the launch of our financial technology (“Fintech”) business in 2023. The plan is to offer Fintech services to our customers in Telangana, India. We intend to first focus on the conversion of cash collections from our cable segment into e-wallet payments from existing customers. The Company then plans to offer additional Fintech services, such as credit cards and microloans to its subscribers.

The Company has been testing its payment gateway platforms to ensure that they operate seamlessly with existing payments systems of partner banks. The Company has also taken necessary steps to ensure that it is following Indian banking laws and regulations for Fintech companies in India. Eventually the Company expects to offer the entire spectrum of Fintech services to all its business verticals including HealthCare its OTT platform etc. Data analytics and processing with respect to these financial transactions is part of the Company’s effort to ensure that it remains compliant from a regulatory standpoint whilst continuing to offer relevant services to its subscribers. The Company intends to fund this business by raising additional capital from the markets along with infusion of funds generated from its current cable operations and funding from credit lines established with banking partners.

Competition

As a unified platform services company, individual segments of our business faces competition from other services providers that operate in India.

Our streaming business typically faces competition from the following service providers. For example:

Streaming

JioHotstar: the most subscribed OTT platform in India. It is currently owned by Reliance Industries and the Walt Disney Company, with around approximately 300 million active users.

Netflix: American streaming service Netflix entered India in January 2016. In April 2017, it was registered as a limited liability partnership and started commissioning content.

Olly Plus: was launched in 2020 by Sk Line Production. Olly Plus is Odisha’s new online Odia OTT platform where you can enjoy unlimited Odia Videos, Albums, Movies, Comedy Videos, Short Films, Audio Stories and other videos on the go.

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

Sales and Marketing

Leveraging our diverse and quality content offerings, optimal user experience and deep pool of talented streamers, we believe that we have built significant goodwill and brand awareness among viewers and streamers. Our market position benefits significantly from our user base and word-of-mouth effect.

In addition to work-of-mouth marketing, we engage in a wide variety of sales and marketing activities to continuously grow scale, engagement, and monetization and dedicate significant resources to our streaming. Our sales and marketing activities are primarily focused on building and expanding relationships with content partners, advertisers, TV brands, and retailers, and driving sales of our products and our licensed TV partners’ products to consumers through retail distribution channels. We have dedicated business development teams that develop and maintain relationships to promote and build awareness of the features and advantages of our streaming platform among content partners, advertisers, and TV brands. Our data science team supports our sales and marketing efforts by analyzing data on our streaming platform to increase effectiveness for our content partners and advertisers as well as for our consumer marketing campaigns. Our relationship with content partners is typically client-direct. We are in the process of developing relationships with advertising industry participants with respect to our telemedicine and Fintech offerings.

Employees

As of August 13, 2025, we had 114 full-time employees and five part-time employees.

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

Value

Profitable growth: we continue to drive continued revenue and customer growth in our core consumer and business markets, while continuously looking for opportunities to widen the business horizon. From a traditional contact management service provider, we have evolved into a significant online content management service provider, with sustained profits.

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

As of March 31, 2025, we have applied for one trademark for the name “Lytus”, and for two domain names in India and overseas.

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

Government Regulation

The industry in which we operate is subject to extensive governmental laws and regulations in the United States and India. More particularly, in India, our business is subject to the governance under the foreign exchange laws governing the foreign investments, directions issued by the Telecom Regulatory Authority of India, and regulations and directions issued by the Ministry of Health and Family Welfare. There are numerous laws and regulations governing the operation of streaming and telemedicine business, and purchase, sale, and sharing of personal information about consumers, many of which are new and continue to evolve; accordingly, it is difficult to determine whether and how existing and proposed privacy laws may apply to our businesses in the future. Furthermore, government regulations can change with little to no notice and may result in increased regulation of our product(s), resulting in a greater regulatory burden for us.

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

The following regulations have been notified by TRAI: A. Regulations applicable to DAS Notified areas:

The Standards of Quality of Service (Digital Addressable Cable TV Systems) Regulations, 2012 (“DAS Regulations”)

The DAS Regulations require every MSO or its linked LCO offering digital addressable cable TV services in entire DAS Notified areas to devise formats of application for seeking connection, disconnection, reconnection and for obtaining and returning of set top boxes. Any person seeking connection, disconnection or reconnection or shifting of cable service connection or intending to obtain or return set top box at a place located within the area of operation of an MSO or its linked LCO is required to make an application to such MSO/ LCO, as the case may be. Every MSO/ LCO shall provide the cable services to every person making request for the same. No MSO/ LCO shall disconnect the cable services to the subscriber or take any channel off the air without giving prior notice of at least 15 days to such subscriber indicating the reasons for such disconnection and no charge for the services other than the rent for set top box shall be levied on the subscriber for the period during which the services were discontinued. In the event of a complaint received from a subscriber, the MSO/ LCO shall respond to the complaint within eight hours and at least 90% of all ‘no signal’ complaints received shall be redressed and signal restored within twenty four hours of receipt of such complaint. Further, the quality of the set top box should conform to the Indian standard set by the Bureau of Indian Standards.

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

Regulations in connection with our proposed telemedicine service

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

State and Federal Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of PII, including health information. In particular, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, establish privacy and security standards that limit the use and disclosure of PHI and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Teladoc, our Providers and our health plan Clients are all regulated as covered entities under HIPAA. Since the effective date of the HIPAA Omnibus Final Rule on September 23, 2013, HIPAA’s requirements are also directly applicable to the independent contractors, agents and other “business associates” of covered entities that create, receive, maintain or transmit PHI in connection with providing services to covered entities. Although we are a covered entity under HIPAA, we are also a business associate of other covered entities when we are working on behalf of our affiliated medical groups.

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

C. Organizational Structure

As of August 13, 2025, our corporate organizational structure is as follows:

●	Lytus Technologies Holdings Ptv. Ltd. – a British Virgin Islands (BVI) entity;

●	Lytus Technologies Private Limited – our wholly-owned Indian subsidiary; and

●	Lytus Sri Sai Networks Private Limited – an Indian subsidiary that is 51% owned by Lytus Technologies Private Limited.

We exercise full control over Lytus Technologies Private Limited. and indirect control over Lytus Sri Sai Networks Private Limited (formerly known as Sri Sai Cable and Broadband Private Limited) through our wholly-owned subsidiary Lytus Technologies Private Limited. All entities are consolidated in our financial statements.

D. Property, Plants and Equipment

Our principle executive office is located at Lytus Technologies Holdings PTV. Ltd., Unit 504, Building 3 Studio City, Dubai, United Arab Emirates. All of our facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations for the years ended March 31, 2025, 2024 and 2023 in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Company Overview

We are a growing platform services company primarily providing content streaming and telecasting services, with over four million active users located all across India, and focused on the development of technology products, which to date includes products focused on telemedicine and Fintech. Our Lytus platform provides a wide range of streaming services and telemedicine services with local assistance through local Health Centers. Through our platform, our customers are well connected and have access to our other potential services, including the telemedicine services that we intend to offer in the future.

We believe that our strong customer base and expansive market presence position us to expand our portfolio of offerings. We have been focused on adopting and implementing technologies that can change what it means to be a streaming services provider. Partnering with those who share our passion, we strive to provide India’s semi-urban and urban populations with unmatched telemedicine services.

We intend to fund the following business plans and operations in a number of ways:

Streaming. Upgrading established cable infrastructure is a routine maintenance cost in the cable business, generally supported by the business’s own cash flow. Sri Sai cables current vendor financing arrangement and lines of credit from local banks have historically facilitated the routine updating of fiber and cable essential to its business. In addition, through Lytus Studios, we intend to create curated content for distribution. We expect that Lytus Studios’ curated content will be first deployed in India before exploring additional collaborations with third-party studios and content distributors. We currently expect to fund this business from our own cash reserves.

Telemedicine. We are currently beta testing remote patient monitoring devices for sale and installation in the homes of our Telangana, India customers. This will be a subscription-based service that is expected to be launched in the second half of 2025. We intend for the acquisition and rollout of such devices to be funded through a combination of vendor financing, customer deposits and with the help of our current lines of credit with local banks. Further, we intend to purchase and install patient monitoring devices in the United States via Lytus Health - we have an existing relationship with a supplier of remote patient monitoring devices which we expect to deploy in the second half of 2025 once the application development and integration is complete. These devices will be acquired directly from the manufacturer by relying on vendor financing and customer deposits. The plan to set up local health centers and diagnostic centers through Lytus India is currently being developed through the training of key employees currently employed by the LCOs in our network. We expect the rollout to be commenced in the second half of 2025 and it will likely take twenty-four months to complete. We plan to fund this rollout directly from our cash reserves and follow-on fund raises.

Fintech. Fintech services are initially planned to be limited to Sri Sai customers. The additional commitment to commence offering financial products and services would be supported through a combination of our current lines of credit with local banks and a our securities offerings.

Key Factors for Our Performance

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

●	Number of Subscribers: our revenue growth and long-term profitability are affected by our ability to increase our subscriber base because we derive a substantial portion of our revenue from streaming services and via client contracts that provide subscribers access to our Lytus platform in exchange for a contractual based monthly fee. Revenue is driven primarily by the number of subscribers, the number of services contracted for by a subscriber and the contractually negotiated prices of our services and online content that is specific to that particular subscriber. We believe that increasing our subscriber base will provide us with the ability to continually innovate our services and support initiatives that will enhance subscriber experiences and lead to increasing or maintaining our existing annual net dollar retention rate. The number of subscribers attributable to our Sri Sai segment were 934,675 for the year ended March 31, 2025, 815,105 for the year ended March 31, 2024 and 861,902 for the year ended March 31, 2023. Subscribers increased by approximately 14.67% from March 31, 2024 to March 31, 2025,, and subscription revenue also subsequently grew by 8%. The decrease from March 31, 2023 to March 31, 2024 was insignificant and routine in nature, and our increase in subscription income by approximately 7.5%.during this period offset such decrease in the number of subscribers.

●	Cluster of customized online content: the Lytus platform provides an opportunity to customize the online content to meet the needs of that particular subscriber. We plan to form partnerships with other companies to develop our telemedicine business and our entertainment and education online content. Revenues arising from this segment will be driven primarily by the customizable content formats aligned with the customer satisfaction. We believe that increasing our current subscriber utilization rate is a key objective in order for our subscribers to realize tangible healthcare savings with our services.

We intend to benefit from India’s e-commerce boom and the recent tele-medicine regulatory regime through our acquisitions of Sri Sai and Lytus Health. The management teams of Sri Sai and Lytus Health have many years of pioneering experience in the IPTV and telemedicine businesses in India and the US, which we believe will help us create a profitable and sustainable business model with rapid growth prospects. We believe that our deep understanding and local expertise have enabled us to create solutions that address the needs and preferences of our consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider will be a key component of our success.

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with IFRS.

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of profit or loss and other comprehensive income or transferred directly to retained earnings if required by a specific standard under the IFRS.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in the consolidated statements of profit or loss and other comprehensive income.

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

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change recognized in the consolidated statements of profit or loss and other comprehensive income.

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

Customers acquisition	5 Years
Trademark/copyrights	5 Years
Computer software	5 Years
Commercial rights	5-10 years

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

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset (IAS 38.22). The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination (IAS 38.33). Paragraph 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Paragraph 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programs. Such computer software programs that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programs by the Company are capitalized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software program so that it will be available for use;

●	management intends to complete the computer software program and use or sell it;

●	there is an ability to use or sell the computer software program;

●	it can be demonstrated how the computer software program will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software program are available; and

●	the expenditure attributable to the computer software program during its development can be reliably measured.

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

Revenue from Contracts with Customers and Other Income

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming/telecasting, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

During the fiscal year ended March 31, 2025, we had a total income of $23,186,534, which comprised $23,127,919 received from customer contracts and $58,615 of other income, whereas during the fiscal year ended March 31, 2024, we had a total income of $23,003,342, which comprised $21,363,775 received from customer contracts and $1,639,567 of other income. During the fiscal year ended March 31, 2023, we had a total income of $19,393,329, which comprised Revenue from Contract with Customers of $19,008,184 and other income of $385,14.

During the fiscal year ended March 31, 2025, revenue increased by $183,192, or 0.80%, which primarily comprised (a) a $1,764,144, or 8.26%, increase in incremental revenue received from Sri Sai customer contracts and (b) a $1,580,951, or 96.4%, decrease in other income, mainly due to a one-time write-off of warrant liability, which was not present such fiscal year, as compared to the prior fiscal year. During the fiscal year ended March 31, 2024, revenue increased by $3,610,013, or 19%, which primarily comprised (a) incremental Revenue from Contract with Customers of $2,355,591, or 12%, from Sri Sai and (b) an increase in Other Income of $1,254,422, or 326%, mainly arising from provision of finance costs in respect of $1,274,773 of warrant liabilities which no longer applied.

STATEMENT OF OPERATIONS DATA:	For the fiscal year ended March 31, 2025 (in USD)		For the fiscal year ended March 31, 2024 (in USD)		Change (in USD)
	$	%	$	%	$	%
Operating Revenue	23,127,919	99.75%	21,363,775	93%	1,764,144	8.26%
Other Income	58,615	0.25%	1,639,567	7%	(1,580,952)	96.42%
Total Revenue	23,186,534	100%	23,003,342	100%	183,192	0.80%

STATEMENT OF OPERATIONS DATA:	For the fiscal year ended March 31, 2024 (in USD)		For the fiscal year ended March 31, 2023 (in USD)		Change (in USD)
	$	%	$	%	$	%
Operating Revenue	21,363,775	93%	19,008,184	98%	2,355,591	12%
Other Income	1,639,567	7%	385,145	2%	1,254,422	326%
Total Revenue	23,003,342	100%	19,393,329	100%	3,610,013	19%

Revenue from contracts with customers	For the year ended March 31, 2025	For the year ended March 31, 2024	Change
	(in USD) $	(in USD) $	(in USD) $	%
Types of services
Subscription income	14,305,443	14,955,197	(649,754)	4.34%
Carriage and placement fees	6,585,138	5,410,248	1,174,890	21.72%
Advertisement income	549,903	556,582	(6,679)	1.2%
Device activation fees	151,728	151,960	(232)	0.15%
Consultancy services	1,093,855	1,093,855	-	100%
Unbilled revenue	441,852	441,852	-	100%
Fiber use revenue	-	289,788	(289,788)	100%
Total revenue from contracts with customers	23,127,919	21,363,775	1,764,144	8.26%

Revenue from contracts with customers	For the year ended March 31, 2024	For the year ended March 31, 2023	Change
	(in USD) $	(in USD) $	(in USD) $	%
Types of services
Subscription income	14,955,197	13,930,887	1,024,310	7%
Carriage and placement fees	5,410,248	3,406,204	2,004,044	59%
Advertisement income	556,582	1,413,553	(856,971)	61%
Device activation fees	151,960	257,540	(105,580)	41%
Fiber use revenue	289,788	-	289,788	100%
Total revenue from contracts with customers	21,363,775	19,008,184	2,355,591	12%

During the fiscal year ended March 31, 2025, the Company’s operating revenue increased by $1,764,144, or 8.26%, compared to the fiscal year ended March 31, 2024, mainly due to an increase in carriage and placement fees of $1,174,890, or 21.72%, and in consultancy services and unbilled revenue by an aggregate of $1,535,707, or 100%, as well as a decrease in subscription income of $649,754, or 4.34%, and in fiber lease charges by $289,788, or 100%. During the fiscal year ended March 31, 2024, the Company increased its operating revenue by $2,355,591, or 12%, compared to the fiscal year ended March 31, 2023, mainly due to an increase in carriage and placement fees of $2,004,044, or 59%, and an increase in subscription income of $1,024,310, or 7%.

Other Income	For fiscal the year ended March 31, 2025	For the fiscal year ended March 31, 2024	Change
	(in USD) $	(in USD) $	(in USD) $	%
Types of services
Fair value gain on warrant liability	-	-	-	-
Reversal of expected credit allowance	12,493		12,493	100%
Profit on termination of lease	30,034		30,034	100%
Provision for warrant liabilities no longer required	14,011	1,635,651	(1,621,640)	99.14%
Miscellaneous income	2,077	3,916	(1,839)	46.96%
Total Other Income	58,615	1,639,567	(1,580,952)	96.42%

Other Income	For fiscal the year ended March 31, 2024	For the fiscal year ended March 31, 2023	Change
	(in USD) $	(in USD) $	(in USD) $	%
Types of services
Fair value gain on warrant liability	-	22,766	(22,766)	100%
Provision for warrant liabilities no longer required	1,635,651	360,878	1,274,773	353%
Miscellaneous income	3,916	1,501	2,415	161%
Total Other Income	1,639,567	385,145	1,254,422	326%

During the fiscal year ended March 31, 2025, the Company’s other income decreased by $1,580,952, or 96.42%, mainly due to a decrease in finance costs in respect of warrant liability of $1,621,640, or 99.14%, from the fiscal year ended March 31, 2024. During the fiscal year ended March 31, 2024, the Company’s other income increased by $1,254,422, or 326%, mainly due to provision of finance costs in respect of warrant liability no longer required of $1,274,773, or 353%.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company incurred $16,960,109 in cost of revenue for the fiscal year ended March 31, 2025. This relates to the Sri Sai business and primarily comprised $15,765,593 of broadcaster and subscription fees. In comparison, the Company incurred $16,762,580 in cost of revenue for the fiscal year ended March 31, 2024, which related to the Sri Sai business and primarily comprised $15,454,840 of broadcaster and subscription fees, and cost of revenue of $13,884,291 for the fiscal year ended March 31, 2023, which related to the Sri Sai business and primarily comprised $12,715,217 of broadcaster and subscription fees.

Cost of revenue is recognized when incurred and is classified according to its primary function.

Cost of revenue

	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2024	Change
	(in USD) $	(in USD) $	(in USD) $	%
Broadcaster and subscription fees	15,765,593	15,454,840	310,753	2%
Lease line charges	1,098,509	1,225,922	(127,412)	10%
Cable hardware and networking expenses	35,261	78,157	(42,896)	54%
Programming expenses	-	2,003	(2,003)	100%
Carriage fees	-	1,658	(1,658)	100%
Cost of sub-contractors and consultancy service	60,546	-	60,546	100%
Ham charges	199	-	199	100%
Activation installation costs	-	-	-	100%
	16,960,109	16,762,580	197,529	1%

	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2023	Change
	(in USD) $	(in USD) $	(in USD) $	%
Cost of materials consumed	15,454,840	12,715,217	2,739,623	22%
Broadcaster and subscription fees	1,225,922	1,091,700	134,222	12%
Lease line charges	1,658	-	1,658	100%
Cable hardware and networking expenses	78,157	28,129	50,028	178%
Programming expenses	2,003	8,872	(6,869)	77%
Ham charges	-	3,156	(3,156)	100%
Activation installation costs	-	37,217	(37,217)	100%
	16,762,580	13,884,291	2,878,289	21%

The cost of revenue for the fiscal year ended March 31, 2025 increased by $197,529, or 1%, from the fiscal year ended March 31, 2024, primarily due to a $310,753, or 2%, increase in subscription fees and a $127,412, or 10%, decrease in lease line charges and a $42,896, or 54%, decrease in able hardware and networking expenses. The cost of revenue for the fiscal year ended March 31, 2024 increased by $ 2,878,289 or 21%, from the fiscal year ended March 31, 2023, primarily due to a $2,739,623, or 22%, increase in material consumed.

Staffing expenses

For the fiscal year ended March 31, 2025, the most significant components of operating expenses were staffing expenses, which was $784,491, which consisted of salaries, benefits and bonuses, representing a $59,607, or 7%, decrease from $844,098 for the fiscal year ended March 31, 2024. For the fiscal year ended March 31, 2024, the most significant components of operating expenses were staffing expenses, which was $844,098, consisting of salaries, benefits and bonuses, representing an increase by $210,119 or 33% from $633,979 in the fiscal year ended March 31, 2023. The increase is primarily on account of increase in salaries due to deployment of device boxes.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses, such as electricity, software running expenses, repairs and maintenance and travelling expenses.

Legal and professional expenses were $440,387 for the fiscal year ended March 31, 2025, representing a decrease of $53,765, or 14%, from $386,622 for the fiscal year ended March 31, 2024. Legal and professional expenses of $386,622 for the fiscal year ended March 31, 2024 represented a decrease of $446,457, or 54%, from $833,079 for the fiscal year ended March 31, 2023. The legal and professional fees were higher in 2023 as a result of higher listing and related professional fees.

Amortization and depreciation costs were $1,250,354 for the fiscal year ended March 31, 2025, representing an increase of $323,870, or 35%, from $926,484 for the fiscal year ended March 31, 2024. The increase was primarily due to the acquisition of property, plant and equipment during the year ended March 31, 2024. Such amortization and depreciation costs for the fiscal year ended March 31, 2024 represented an increase of $230,260, or 33%, from $696,224 for the fiscal year ended March 31, 2023, primarily due to the acquisition of property, plant and equipment during the year ended March 31, 2024.

Other operating expenses were $2,655,316 for the fiscal year ended March 31, 2025, representing an increase of $11,368, or 0.43%, from $2,643,948 for the fiscal year ended March 31, 2024. The increase was marginal and relates to Sri Sai business as a result of various operating expense changes during such period. Other operating expenses for the fiscal year ended March 31, 2024 represented an increase of $376,683, or 17%, from $2,267,265 for the fiscal year ended March 31, 2023, which was marginal and related to the Sri Sai business.

Finance and other income. During the fiscal year ended March 31, 2025, finance income was $14,860. There was no finance and other income for the year ended March 31, 2024, whereas Interest on tax refund were $19,123 for the fiscal year ended March 31, 2023.

Finance costs. Finance costs were $149,171 for the fiscal year ended March 31, 2025, representing a decrease of $489,786, or 77%, from $638,957 for the fiscal year ended March 31, 2024. The decrease is attributable to the repayment of borrowings and the extinguishment of warrant liabilities due to full settlement. The finance costs of $638,957 for the fiscal year ended March 31, 2024 represented a decrease of $1,571,447, or 71%, from $2,210,404 for the fiscal year ended March 31, 2023. Such decrease related to the repayment of borrowings the extinguishment of warrant liabilities due to full settlement.

Finance costs	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2024	Change
	(in USD) $	(in USD) $	(in USD) $	%
Interest on bank overdrafts, loans and other financial liabilities	89,410	346,465	(257,055)	74%
Interest on lease liabilities	53,361	42,850	10,511	25%
Commission and other borrowings	6,400	232,911	(226,511)	97%
Collection charges	-	15,715	(15,715)	100%
Share warrant expenses	-	-	-	-
Other costs - interest on tax payables	-	1,016	(1,016)	100%
	149,171	638,957	(489,786)	77%

Finance costs	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2023	Change
	(in USD) $	(in USD) $	(in USD) $	%
Interest on bank overdrafts, loans and other financial liabilities	346,465	328,449	18,016	5%
Interest on lease liabilities	42,850	21,845	21,005	96%
Commission and other borrowings	232,911	122,000	110,911	91%
Collection charges	15,715	125,930	(110,215)	88%
Share warrant expenses	-	1,607,791	(1,607,791)	100
Other costs - interest on tax payables	1,016	4,389	(3,373)	77%
	638,957	2,210,404	(1,571,447)	71%

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position,

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

●	We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with IFRS.

●	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our audited consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The preparation of our audited consolidated financial statements contained in this Annual Report requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets, fair value estimation of warrants and critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

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

We did not have any undisclosed off-balance sheet arrangements as of March 31, 2025, March 31, 2024 or March 31, 2023.

Trade Receivable

Assessment as to whether the trade receivables from Sri Sai business are impaired: When measuring expected credit loss (“ECL”) of receivables and other receivables related to Sri Sai business, the Company uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in such industry being subject to independent audits by the Indian government. Payments processed online by customers electronically are reported promptly.

Impairment of property and equipment and intangible assets excluding goodwill:

At each reporting date, the Company reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

Results of Operations

The following table sets forth a summary of our audited consolidated results of operations for the periods indicated, both in absolute amounts and as a percentage of our total revenues.

STATEMENT OF OPERATIONS DATA:	For the fiscal year ended March 31, 2025		For the fiscal year ended March 31, 2024		Change
	$	%	$	%	$	%
Operating revenue	23,127,919	99.75%	21,363,775	93%	1,764,144	8%
Other income	58,615	0.25%	1,639,567	7%	(1,580,952)	96%
Total revenue	23,186,534	100%	23,003,342	100%	183,192	1%
Cost of revenue	16,960,109	73.15%	16,762,580	73%	197,529	1%
Other operating expenses	2,655,316	11.45%	2,643,948	11%	11,368	-
Legal and professional expenses	440,387	1.90%	386,622	2%	53,765	14%
Staffing expenses	784,491	3.38%	844,098	4%	(59,607)	7%
Depreciation and amortisation	1,250,354	5.39%	926,484	4%	323,870	35%
Net income	1,095,877	4.73%	1,439,610	6%	(343,733)	24%
Interest expenses	149,171	0.64%	638,957	3%	(489,786)	77%
Interest income	14,860	0.06%	-	-	14,860	100%
Income (loss) from continuing operations before income taxes	961,566	4.15%	800,653	3%	160,913	20%
Income tax	132,154	0.57%	147,479	1%	(15,325)	10%
Net income after tax	829,412	3.58%	653,174	3%	176,238	27%
Other comprehensive income
Items that may not be reclassified subsequently to income
Reclassification of defined benefit obligation	(6,002)		(957)		(5,045)
Items that may be reclassified subsequently to income
Foreign currency translation reserves of subsidiaries, net of tax	(1,420)		82,351		(83,771)
Total comprehensive income for the period	836,834		734,568		102,267
Attributable to:
Controlling interest	660,028		258,015		(81,209)
Non-controlling interest	176,806		476,553		183,477
Basic income per common share	0.12		0.30
Diluted income per common share	0.12		0.30

Revenue

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus India had minimal business operations during the fiscal year ended March 31, 2024, whereas during the fiscal year ended March 31, 2025, its revenue was $1.4 million. Lytus India’s acquisition of Sri Sai resulted in it meeting the criteria for recognizing revenue from contracts with customers pursuant to IFRS 15.

During the fiscal year ended March 31, 2025, total income was $23,186,534, which comprised $23,127,919 of revenue from customer contracts and $58,615 of other income, whereas during the fiscal year ended March 31, 2024, total income was $23,003,342, which comprised $21,363,775 of revenue from customer contracts and $1,639,567 of other income.

During the fiscal year ended March 31, 2025, revenue increased by $183,192, or 0.80%, which primarily comprised (a) a $1,764,144, or 8.26%, increase in incremental revenue from customer contracts from Sri Sai and (b) a $1,580,951, or 96.42%, decrease in other income, mainly due to a one-time write-off of warrant liability, which was not present during such fiscal year, as compared to the prior fiscal year.

The following table provides revenues separated by services for the fiscal years ended March 31, 2025 and 2024:

Disaggregated revenue information

Revenue from contracts with customers	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2024	Change
	(in USD) $	(in USD) $	(in USD) $	%
Types services
Subscription income	14,305,443	14,955,197	(6,49,754)	4%
Carriage and placement fees	6,585,138	5,410,248	11,74,890	22%
Advertisement income	549,903	556,582	(6,679)	1%
Device activation fees	151,728	151,960	(232)	-
Consultancy services	1,093,855	-	10,93,855	100%
Unbilled revenue	441,852	-	4,41,852	100%
Fiber use revenue	-	289,788	(2,89,788)	100%
Total revenue from contracts with customers	23,162,919	21,363,775	17,64,144	8%

Other Income/Application of IFRS 15

The following table presents other income (including fair value gains on warrant liability) for the fiscal years ended March 31, 2025 and 2024:

Other Income	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2024	Change
	(in USD) $	(in USD) $	(in USD) $	%
Types services
Reversal of expected credit allowance	12,493	-	12,493	100%
Profit on termination of lease	30,034	-	30,034	100%
Provision and expenses written back	14,011	1,635,651	(16,21,640)	99%
Miscellaneous Income	2,077	3,916	(1,839)	47%
Total Other Income	58,615	1,639,567	(1,580,952)	96%

During the fiscal year ended March 31, 2025, the Company’s other income decreased by $1,580,952, or 96%, compared to the fiscal year ended March 31, 2024, mainly due to the provision of finance costs with respect to warrant liability, which was written off in the previous year.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company incurred $16,960,109 in cost of revenue for the fiscal year ended March 31, 2025. This relates to the Sri Sai business and primarily comprised $1,565,593 of broadcaster and subscription fees. In comparison, the Company incurred $16,762,580 in cost of revenue for the fiscal year ended March 31, 2024, which related to the Sri Sai business and primarily comprised $15,454,840 of broadcaster and subscription fees.

The cost of revenue for the fiscal year ended March 31, 2025 increased by $197,529, or 1.18%, compared to the cost of revenue for the fiscal year ended March 31, 2024.

Cost of revenue is recognized when incurred and is classified according to its primary function.

Cost of revenue

	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2024	Change
	(in USD) $	(in USD) $	(in USD) $	%
Broadcaster and subscription fees	15,765,593	15,454,840	310,753	2.01%
Lease line charges	1,098,510	1,225,922	(127,412)	-10%
Cable hardware and networking expenses	35,261	78,157	(42,896)	-55%
Programming expenses	-	2,003	(2,003)	-100%
Carriage fees	-	1,658	(1,658)	100%
Cost of sub-contractors and consultancy services	60,546	-	60,546	100%
Ham charges	199	-	199	100%
Activation installation costs	-	-	-	100%
	16,960,109	16,762,580	197,529	1.18%

The costs of revenue for the fiscal year ended March 31, 2025 increased by $197,529, or 1.18%, compared to the cost of revenue for the fiscal year ended March 31, 2024.

Staffing expenses

For the fiscal year ended March 31, 2025, the most significant components of operating expenses were staffing expenses, which were $784,491, consisting of salaries, benefits and bonuses, representing a $59,607, or 7.06%, a decrease from the $844,098 in staffing expenses incurred in the fiscal year ended March 31, 2024. The decrease was primarily due to lower employee costs.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses, such as electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $ 440,387 for the fiscal year ended March 31, 2025, representing an increase of $53,765, or 14%, from the $386,622 in legal and professional expenses incurred for the fiscal year ended March 31, 2024. Such legal and professional expenses were higher due to an increase in outsourced professional and consultancy fees.

Amortization and depreciation costs were $1,250,354 for the fiscal year ended March 31, 2025, representing an increase of $323,870, or 37.7%, from $926,484 of such costs for the fiscal year ended March 31, 2024. The increase was primarily due to the acquisition of property, plant and equipment during the year ended March 31, 2024.

Other operating expenses were $2,655,316 for the fiscal year ended March 31, 2025, representing an increase of $11,368, or 0.4%, from $2,643,948 of such expenses for the fiscal year ended March 31, 2024. The increase was marginal and related to the Sri Sai business as a result of various operating expense changes during such period.

The following table presents details of other operating expenses:

	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2024	Change
	(in USD) $	(in USD) $	(in USD) $	%
Electricity charges	86,129	59,821	26,308	44%
Repair and maintenance expenses	76,897	179,592	(102,695)	-57%
Business promotion expenses	64,637	30,096	(34,541)	-100%
Operating lease rentals	35,651	17,579	18,072	103%
Regulatory expenses	83,222	43,551	39,671	91%
Conveyance and traveling expenses	38,585	28,434	10,151	263%
Security charges	14,416	12,653	1,763	14%
Commission charges	2,028,116	1,621,014	407,102	25%
Credit loss allowances	-	72,698	(72,698)	-100%
Loss on disposal of a subsidiary	-	1,000	(1000)	-100%
Other operating expenses	227,663	577,510	(349,847)	-61%
	2,655,316	2,643,948	11,368	0.4%

Income Taxes

During the fiscal year ended March 31, 2025, our income tax expense was $1,32,154, which includes current taxes of $1,20,647 and deferred taxes of $11,507, representing a decrease of $15,325, or 10%, from the income tax expense of $147,479 for the year ended March 31, 2024, which included current taxes of $119,238 and deferred taxes of 28,241.

Deferred taxes were related to the translations of foreign operations of Lytus India and Sri Sai from the Indian Rupees (“INR”) to USD, which was calculated at the rate of the jurisdiction in which such subsidiaries are formed and operate, (i.e., in India at the rate of 25.17%).

Quantitative and Qualitative Disclosures about Market Risk

Substantially all of our operations are within India, and we are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Foreign Currency Exchange Rate Risk

As a result of our operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. Our functional currency is the U.S. dollar and the functional currency of Lytus India and Sri Sai, which generate the majority of our revenue, is the INR. The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the INR depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our dollar-based net expansion rate, will be negatively or positively affected. Constant currency dollar-based net expansion rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported an exchange gain on foreign currency translation of subsidiaries, net of tax, of $1,420 for the fiscal year ended March 31, 2025, as compared to a gain of $82,351 for the fiscal year ended March 31, 2024.

Interest Rate Sensitivity

Cash and short-term investments were held primarily in bank and time deposits. The fair value of our cash and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could materially harm our business, financial condition and results of operations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenues.

STATEMENT OF OPERATIONS DATA:	For the year ended March 31, 2024		For the year ended March 31, 2023		Change
	$	%	$	%	$	%
Operating revenue	21,363,775	93%	19,008,184	98%	2,355,591	12%
Other Income	1,639,567	7%	385,145	2%	1,254,422	326%
Total Revenue	23,003,342	100%	19,393,329	100%	3,610,013	19%
Cost of revenue	16,762,580	73%	13,884,291	72%	2,878,289	21%
Other operating expenses	2,643,948	11%	2,267,265	12%	376,683	17%
Legal and professional expenses	386,622	2%	833,079	4%	(446,457)	-54%
Staffing expenses	844,098	4%	633,979	3%	210,119	33%
Depreciation and amortisation	926,484	4%	696,224	4%	230,260	33%
Net income	1,439,610	6%	1,078,491	6%	361,119	33%
Interest expenses	638,957	3%	2,210,404	11%	(1,571,447)	-71%
Interest income	-	0%	19,123	0%	(19,123)	-100%
Income (loss) from continuing operations before income taxes	800,653	3%	(1,112,790)	-6%	1,913,443	-172%
Income tax	147,479	1%	523,047	3%	(375,568)	-72%
Net income after tax	653,174	3%	(1,635,837)	-8%	2,289,011	-140%
Other comprehensive income
Items that may not be reclassified subsequently to income
Reclassification of defined benefit obligation	(957)		1,400		443
Items that may be reclassified subsequently to income			-
Foreign currency translation reserves of subsidiaries, net of tax	82,351		216,022		(133,672)
Total comprehensive income for the period	734,568		(1,421,215)		2,155,782
Attributable to:			-
Controlling interest	258,015		(2,190,732)		2,448,746
Non-controlling interest	476,553		769,517		(292,964)
Basic income per common share	0.30		(3.83)
Diluted income per common share	0.30		(3.83)

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Fiscal year ended March 31, 2025 and fiscal year ended March 31, 2024

The components of cash flows are discussed below:

	For the fiscal year ended March 31, 2025 (in USD)	For the fiscal year ended March 31, 2024 (in USD)
Net cash provided by operating activities	$2,164,425	$886,034
Net cash used in investing activities	(4,627,800)	(3,651,681)
Net cash provided by financing activities	6,935,042	2,705,230
Cash acquired in business combination	-	-
Adjustment for deconsolidation of subsidiary	-	(1,000)
Exchange rate effect on cash	(43,458)	(4,015)
Net cash inflow (outflow)	$4,471,667	$(65,432)

Cash provided by Operating Activities

Cash provided by operating activities for the fiscal year ended March 31, 2025 consisted primarily of: (i) $829,412 of profits after tax of; (ii) $1,472,612 in non-cash adjustments and inflows (net) from activities other than operating activities; and (iii) a decrease of $137,598 in working capital.

Cash provided by operating activities for the fiscal year ended March 31, 2024 consisted primarily of (i) $653,174 of profits after tax; (ii) $1,635,651 in non-cash adjustment of liabilities no longer required to be written off; and (iii) changes in working capital of $1,945,143 and trade payables of $2,578,248.

Cash used in Investing Activities

Net cash used in investing activities was $4,627,800 for the fiscal year ended March 31, 2025. The investment activity primarily comprised the purchase of property, plant and equipment and intangible assets (including capital advances) totaling $2,814,615 and $1,813,185.

 Net cash used in investing activities was $3,651,681 for the fiscal year ended March 31, 2024. The investment activity primarily comprised the purchase of property, plant and equipment and intangible assets (including capital advances) totaling $1,936,320 and $1,715,361 in advances related to the acquisition of networks.

Cash provided by Financing Activities

Net cash provided by financing activities was $6,935,042 for the fiscal year ended March 31, 2025, which primarily included proceeds from the issuance of promissory notes totaling $7,548,709, proceeds from the exercise of warrants totaling $854,218, and repayments of borrowings totaling $1,467,885.

Net cash provided by financing activities was $2,705,230 for the fiscal year ended March 31, 2024, which consisted of proceeds from short term borrowings totaling $1,004,705 and proceeds from short term bank borrowings totaling $1,004,026.

Note on Liquidity and Capital Resources

The principal amount of our current debt as of March 31, 2025 was $13,359,764, and as of March 31, 2024, it was $12,975,499.

 Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect to use such funds to assist with the development of new products that may have an impact from the timing of device-related cash flows when we provide such devices to customers pursuant to equipment installment plans.

We expect to utilize free cash flow, cash on hand, and availability under our credit facilities, as well as future refinancing transactions to further extend the maturities of our obligations. The timing and terms of any refinancing transactions will be subject to market conditions among other considerations. Additionally, we may, from time to time, and depending on market conditions and other factors, use cash on hand and the proceeds from our securities offerings or other borrowings to retire our debt through open market purchases, privately negotiated purchases, tender offers or redemption provisions. We believe we have sufficient short-term (less than 12 months) and long-term (more than 12 months) liquidity from cash on hand, free cash flow and access to the capital markets to fund our projected cash needs.

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

Year ended March 31, 2024 and year ended March 31, 2023

The components of cash flows are discussed below:

	Year ended March 31, 2024	Year ended March 31, 2023
Net cash provided by operating activities	$886,034	$1,153,335
Net cash used in investing activities	(3,651,681)	(12,920,014)
Net cash provided by financing activities	2,705,230	11,655,402
Cash acquired in business combination	-	432,138
Adjustment for deconsolidation of subsidiary	(1,000)	(7,601)
Exchange rate effect on cash	(4,015)	(10,201)
Net cash inflow (outflow)	$(65,432)	$303,059

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

D. Trend information

Our Industry

Key Market Trends

IPTV Expected to Boost the Market Growth

●	Video on demand (“VoD”) is one of the dynamic features offered by IPTV. VoD provides users with a menu of available videos from which to choose. VoD has recently gained a huge amount of popularity, resulting in increased adoption rates of smart TVs. Moreover, with increasing smartphone penetration and lower data tariffs, VoD services through OTT media platforms are growing in India.

●	OTT and IPTV are increasing broadband penetration and changing content consumption behaviors in the India region. Rapid urbanization, which stands at approximately 33% in India, and the increase in spending power is playing a significant role in the adoption of IPTV in the households.

●	Indian government initiatives towards digital transformation such as digitization of cable TV and Direct-to-Home (“DTH”) services are also favoring the adoption of IPTV in the country. The IPTV scenario in India is changing as a result of the advent of the network services provider. The demand for mobile-based IPTV services is expected to increase in the region.

We are actively looking to offer cable and IPTV/broadband services to our existing cable customers in order to grow our suite of offerings. To that effect, we have obtained an Internet Service Provider License for the provision of such services. We believe that offering broadband/Internet services along with the traditional cable services is likely to enhance our revenues as well as increase customer loyalty. We are likely to benefit from the trends described above as a result.

E. Critical Accounting Estimates

Under IFRS 1, we are required to make estimates and assumptions in presentation and preparation of the financial statements for the fiscal years ended March 31, 2025 and March 31, 2024.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

●	Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 of our notes to our audited consolidated financial statements on page F-10 – F-19 for additional discussion on FVTPL and FVOCI.

●	Impairment of financial assets based on the expected credit loss model.

●	Determination of the discounted value for financial instruments carried at amortized cost.

●	Actuarial valuations assumptions for employee define benefits.

●	Fair value estimation of share warrants.

●	Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

●	Assessment as to whether the trade receivables and other receivables from the erstwhile partner are impaired.

When measuring the ECL of receivables and other receivables related to the erstwhile partner, the Company uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Company reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

Previous GAAP figures of the Company’s subsidiaries have been reclassified/regrouped to confirm the presentation requirements under IFRS.

As such there are no material differences or impact due to the transition from Indian GAAP to IFRS ,restated summaries of equity, profit and loss are not provided for the Company’s subsidiaries.

Basis of Deconsolidation

When events or transactions results in a loss of control over a Company’s subsidiary, the assets and liabilities of such subsidiary, including any goodwill, are derecognized. Amounts previously recognized in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in the consolidated statements of comprehensive income.

Share Warrant Liability

We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement.  Share warrants are accounted for as a derivative in accordance with IFRS 9 – Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative.  Share warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash.  We will continue to classify the fair value of the share warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The Company’s outstanding warrants, if any, are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change being recognized in the consolidated statements of profit or loss and other comprehensive income.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names and ages of the members of our board of directors and our executive officers and the positions held by each as of August 13, 2025. Our board of directors elects our executive officers annually by vote of a majority of directors present at the meeting who voted. Each director’s term continues until his or her successor is elected or qualified at the next annual meeting, unless such director earlier resigns or is removed. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. There are no family relationships among our directors or executive officers.

Name	Age	Positions and Offices
Dharmesh Pandya	57	Chief Executive Officer and Director
Shreyas Shah	43	Chief Financial Officer and Director
Rajeev Kheror	62	Independent Director
Robert M. Damante	75	Independent Director
Parvez Master	54	Independent Director

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

Shreyas Shah became our Chief Financial Officer on April 1, 2020. He has more than 15 years of hands-on experience in legal, financial, management, and tax consultancy, including business restructuring, transaction structuring, business valuation, private equity investment structuring, international taxation and transfer pricing, etc. Mr. Shah has worked as Assistant Manager at KPMG India from October 2007 to March 2012, a research associate at IBFD Netherlands from April 2012 to January 2013, a partner at Ambalal Thakkar and Associates from May 2006 to December 31, 2018, and a proprietor at Shreyas N. Shah & Associates from April 1, 2013 to April 1, 2020. His expertise includes, inter-alia, developing and implementing innovative, growth focused commercial strategies, focusing primarily on new product areas and emerging markets, while analyzing, managing and mitigating potential legal, tax and financial risks. Mr. Shah received his Advance LLM in International Tax Law from Leiden University in 2012.

Rajeev Kheror has served on our board of directors since July 27, 2022. Mr Kheror is a digital, broadcasting and film business expert with thirty years of international media industry experience. He has built 17 digital and broadcasting platforms worldwide and led the custodianship for approximately 1.3 billion viewers. From 2019 to the present, Mr. Kheror has been self-employed. From 2017 to 2019, Mr. Kheror served as President—USA and Latin America at TV Asia USA Ltd. From 2012 to 2017, Mr. Kheror served as President—International Business at Zee Entertainment Enterprises Ltd. He is a presiding judge for global awards, advisor to international film festivals, a world cinema columnist and a media business strategy consultant. He is a member of the Television Academy of Arts & Sciences and a gold medalist from Asian Academy of Film & Television.

Robert M. Damante has served on our board of directors since June 14, 2022. Mr. Damante is an experienced financial professional. He has been the Chief Financial Officer of two different Life Insurance Companies, and a senior executive in four others over the past 30 years. Recently retired, his most recent position was as EVP and CFO of Prosperity Life Group in New York. In that position he managed all financial activities of this multi-billion life insurance company. Prosperity was the acquirer of SBLI USA (previously Savings Bank Life Insurance Company of New York) where he had been the EVP and CFO for five years. Prior to that he was Senior Vice President of Finance for SBLI USA, where he oversaw the planning, financial, treasury, tax and employee benefit functions of this growing insurance company. Before joining SBLI USA, he was SVP of Finance at GE Financial Assurance Company (Genworth) where he managed financial planning and reporting for the New York Life Insurance operations of GE’s New York companies. He had previously held positions of increasing responsibility at American Mayflower Life and Home Life Insurance Companies. He spent his early professional years as a staff accountant with Grant Thornton and its predecessors, where he received his CPA Certification in 1977. Mr. Damante received his Bachelor of Science in Accounting from Saint Francis College and MBA from Long Island University.

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

B. Compensation

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to the individuals who served as our principal executive officer or chief financial officer at any time during our fiscal years ended March 31, 2025 and March 31, 2024, and the next most highly compensated officer in our fiscal years ended March 31, 2025 and March 31, 2024. These individuals are referred to in this Annual Report as the “named executive officers.” For the years ended March 31, 2025 and March 31, 2024, we only had two executive officers.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Dharmesh Pandya	2024	—	—	—	—	—	—
Chief Executive Officer and Director	2025	—	—	—	—	—	—
Shreyas Shah	2024	—	—	—	—	—	—
Chief Financial Officer and Director	2025	—	—	—	—	—	—

Employment Contracts and Potential Payments Upon Termination or Change in Control

On April 1, 2020, we entered into employment agreements with Dharmesh Pandya, our Chief Executive Officer, pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of $450,000 payable in accordance with our ordinary payroll practices. Compensation for Mr. Pandya is payable upon confirmation by our independent compensation committee and it is expected that the independent compensation committee shall conduct its meeting for review on or prior to September 10, 2025. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

On April 1, 2020, we entered into an employment agreement with Shreyas Shah pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of $280,000 payable in accordance with our company’s ordinary payroll practices. Compensation for Mr. Shah is payable upon confirmation by our independent compensation committee and it is expected that the independent compensation committee shall conduct its meeting for review on or prior to September 10, 2025. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

Change of Control

The employment agreements between us and each of Dharmesh Pandya and Shreyas Shah do not contain change of control provisions.

Equity Incentive Plan and Lytus Trust

On July 24, 2023, the Company’s board of directors (“Board”) adopted the 2023 Employee Incentive Plan (the “2023 Plan”) and became effective on October 30, 2023. The maximum number of common shares issuable under the 2023 plan was initially set at 130,000,000 common shares. The purpose of the 2023 Plan is to further and promote the interests of the Company and its shareholders by enabling the Company to attract, retain and motivate employees, directors and consultants, or those who will become employees, directors or consultants, and to align the interests of those individuals and the Company’s shareholders. The 2023 Plan is currently administered by the Board, and may be administered by a committee (the “Plan Committee”) appointed from time to time by the Board to be comprised of not less than two (2) of the then members of the Board who are non-employee Board members. The Plan Committee is authorized to construe and interpret the 2023 Plan and to promulgate, amend and rescind rules and regulations relating to the implementation, administration and maintenance of the 2023 Plan. Subject to the terms and conditions of the 2023 Plan, the Plan Committee will make all determinations necessary or advisable for the implementation, administration and maintenance of the 2023 Plan including, without limitation, (a) selecting the 2023 Plan’s participants, (b) making awards in such amounts and form as the Plan Committee determines, (c) imposing such restrictions, terms and conditions upon such awards as the Plan Committee deems appropriate, and (d) correcting any technical defect(s) or technical omission(s), or reconciling any technical inconsistency(ies), in the 2023 Plan and/or any award. The 2023 Plan authorizes the grant of incentive stock options and non-qualified stock options (each with terms up to ten years, or five years for 10% shareholders, or as otherwise fixed by the Plan Committee), stock appreciation rights, restricted shares, restricted shares units, and performance units. Unless earlier terminated by the Board, the 2023 Plan will expire on the tenth anniversary of its effective date (October 30, 2033), although awards outstanding on that date will remain exercisable according to their terms. The 2023 Plan is unfunded and the Company will not be required to segregate any assets in connection with any awards under the 2023 Plan. The 2023 Plan provides for equitable adjustments to the share reserve and outstanding awards in connection with stock splits, recapitalizations and other corporate transactions, includes discretionary dividend-equivalent rights and a clawback policy, and prohibits transfer of awards except by will or under the laws of descent and distribution. The Board may amend, suspend or terminate the 2023 Plan at any time, provided that no amendment may materially increase the aggregate share reserve or change performance criteria without stockholder approval, or adversely affect outstanding awards without participant consent. As of March 31, 2025, no awards were granted to employees under the 2023 Plan.

As of the year ended March 31, 2025, an aggregate of 115,666,652 common shares are held by the Lytus Trust, an entity controlled by Dharmesh Pandya, to be subsequently allocated to the Company’s management team and/or employees in consideration for their respective services provided to the Company.

DIRECTOR COMPENSATION

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of tour board of directors. Our independent directors did not receive any compensation during the fiscal year ended March 31, 2025. Employee directors do not receive any compensation for their services.

C. Board Practices

Composition of Board; Risk Oversight

Our board of directors presently consists of six directors and we are in the process of seeking one additional independent director. Pursuant to our Memorandum and Articles of Association, our officers are elected by and serve at the discretion of the board of directors. Our Board holds meetings on at least a quarterly basis.

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the Board, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election.

Our Board plays a significant role in our risk oversight. The Board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board, as he plays key roles in the risk oversight of the Company. We believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

As our Common Stock had been, up until March 31, 2025, listed on the Nasdaq Capital Market, our Board reviewed the independence of our directors under the independence standards of The Nasdaq Stock Market LLC (“Nasdaq”). Based on this review, the Board determined that both Mr. Damante and Mr. Kheror are “independent” within the meaning of such standards. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence. Our Board has determined that Mr. Damant and Mr. Kheror do not have a direct or indirect material relationship with the Company that would interfere with the exercise of a member’s independent judgement in carrying out their responsibilities as a director. We anticipate that our independent directors will meet on a regular basis as often as necessary to fulfil their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

The functions and powers of our Board include, among others:

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

Board Committees

We have established three committees of our Board: the Audit Committee, the Compensation Committee and the Nominating Committee.

Our Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the Board reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Nominating Committee of the Board is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Audit Committee

Our Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm,

●	discussing with our independent registered public accounting firm the independence of its members from its management,

●	reviewing with our independent registered public accounting firm the scope and results of their audit,

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm,

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC,

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements,

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures, and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Messrs. Master, Damante and Kheror. Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our Board has determined that Mr. Damante qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and had met the financial sophistication requirements under Nasdaq rules.

Compensation Committee

Our Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the Board to approve the compensation of our CEO and other executive officers and directors,

●	reviewing key employee compensation goals, policies, plans and programs,

●	administering incentive and equity-based compensation,

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers, and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Messrs. Master, Damante and Kheror. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under Nasdaq rules.

Nominating Committee

Our Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships,

●	evaluating the independence of directors and director nominees,

●	reviewing and making recommendations regarding the structure and composition of our board of directors and the committees thereof,

●	developing and recommending to the Board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics, and

●	overseeing the evaluation of our management.

Our Nominating Committee consists of consists of Messrs. Master, Damante and Kheror. Our board of directors has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under Nasdaq rules.

Code of Conduct and Business Ethics

Our Board has adopted a code of conduct and business ethics that applies to our directors, officers and employees (“Code of Ethics”). A copy of the Code of Ethics is available on our website. We intend to disclose on our website any amendments to the Code Ethics and any waivers thereof that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Interested Transactions

A director may vote, attend a Board meeting, or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board or otherwise contained in the minutes of a meeting or a written resolution of the Board or any committee thereof that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

Our directors may receive such remuneration as our Board may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board or committees thereof or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The Compensation Committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

Our directors are not required to hold shares as a qualification to serve on our Board.

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

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

Other Committees

Our Board may establish other committees as it deems necessary or appropriate from time to time.

Director Term Limits

Our Board has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals serving as directors as it does not believe that such a limit is in the best interests of our company. Our nominating and corporate governance committee will annually review the composition of our board of directors, including the age and tenure of individual directors. Our board of directors will strive to achieve a balance between the desirability of its members having a depth of relevant experience, on the one hand, and the need for renewal and new perspectives, on the other hand.

Risk Oversight

Our Board oversees the risk management activities designed and implemented by our management. Our Board executes its oversight responsibility for risk management both directly and through its committees. The full Board also considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board regularly receives detailed reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board has delegated to the audit committee oversight of our risk management process. Our other Board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

D. Employees

The following table summarizes our staff by main category of activity at the end of our fiscal year ended March 31, 2025:

Main Activity	Number of Employees
Sales, marketing, and business development	6
Accounts and operations	8
Engineering, product, and design	60
General and administrative	37
Total	111

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

E. Share Ownership

See Item 6.B. – “Compensation” and Item 7 – “Major Shareholders and Related Party Transactions.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information relating to the beneficial ownership of our common shares as of August 13, 2025 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares,

●	each of our directors,

●	each of our named executive officers, and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to subscribe for within 60 days of August 13, 2025, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

The percentage ownership is based on 4,944,997,491 common shares outstanding at August 13, 2025. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Lytus Technologies Holdings PTV. Ltd., Unit 504, Building 3 Studio City, Dubai, United Arab Emirates, and our telephone number is +91-981985321. Our website address is www.lytuscorp.com.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	%
Dharmesh Pandya(1)	3,900,525,000	78.88
Shreyas Shah	5,128	*
Robert M. Damante	2,755	*
Rajeev Kheror	2,820	*
Parvez Master	-	-
All officers and directors as a group (5 persons)	3,900,535,703	78.88

*	Less than 1%

(1)	Consists of an aggregate of 3,900,500,000 shares held by the Lytus Trust, which is managed by Mr. Pandya, and 25,000 common shares held by Mr. Pandya individually.

As of August 13, 2025, there were 31 holders of record in the United States entered in our share register.

To our knowledge, no other shareholder beneficially owns more than 5% of our common shares. The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our principal shareholders do not have any special voting rights.

B. Related Party Transactions

A “related party transaction” is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiaries were or are a party, to which we have been a participant for the period since the beginning of the preceding three fiscal years up to the date hereof, in which the amount involved in the transaction is material to the Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Except as listed below, as of August 13, 2025, we are not aware of any related party transactions (see also Note 20 to the notes accompanying our audited consolidated financial statements included in this Annual Report):

		Subsidiaries						Key Management Personnel (“KMP”)			Significant Influence Entity - KMP			Relatives of KMP
Sr. No.	Particulars	31st March 2025 (US$)		31st March 2024 (US$)		31st March 2023 (US$)		31st March 2025 (US$)	31st March 2024 (US$)	31st March 2023 (US$)	31st March 2025 (US$)	31st March 2024 (US$)	31st March 2023 (US$)	31st March 2025 (US$)	31st March 2024 (US$)	31st March 2023 (US$)
	Transactions made during the year
1.	Subscription income	—		—		—		—	—	—	518,795	—	107,322	—	—	—
2.	STB Installation charges	—		—		—		—	—	—	48,445	61,628	125,071	—	—	—
3.	Loan taken	—		—		3,853,017	*	272,365	1,850,313	311	—	—	—	—	124,918	—
4.	Loan write back	—		—		—		—	—	10	—	—	—	—	—	—
5.	Loan Repayment	—		—		—		1,543,653	912,506	(19,000)	—	—	—	19,012	93,704	—
6.	Commission expenses	—		—		—		—	—	—	1,305,186	1,047,025	696,746	—	—	—
7.	Bandwidth charges	—		—		—		—	—	—	24,339	24,098	25,245	—	—	—
8.	Sales/Purchase of materials	—		—		—		—	—	—	8,602	1,297	5,111	—	—	—
9.	Fiber Maintenance Expense	—		—		—		—	—	—	1,502	—	—	—	—	—
10.	Consultancy Services (Revenue)	—		—		—		—	—	—	1,061,622	—	—	—	—	—
11.	IT support Charges	—		—		—		—	——	—	5,908	—	—	—	—	—
12.	Remuneration	—		—		—		141,797	285,294	95,644	—	—	—	38,286	36,103	20,507
13.	Rent paid/ provided	—		—		—		7,802	7,459	—	—	—	—	—	—	—
14.	Interest on loan	—		—		—		—	—	—	—	212	218	—	—	6,703
15.	Issue of Shares	—		—		2,501,000	*	—	—	—	—	—	—	—	—	—
16.	Investment in CCD of Subsidiary	3,817,490	*	135,000	*	3,853,017	*	—	—	—	—	—	—	—	—	—
17	Investment in shares of subsidiaries	—		—		2,501,000	*	—	—	—	—	—	—	—	—	—
18.	Reimbursement of expenses	—		—		—		92,246	29,266	31,155	—	—	—	—	—	—
19.	Loans and Advances given	—		—		3,853,017	*	—	—	—	239,684	18,173	—	—	—	97,355
20.	Loans and Advances received back	—		—		—		—	214,458	—	—	—	—	—	—	—
21.	Advances for network acquisition	—		—		—		—	—	—	16,661	—	—	—	—	—
23.	Outstanding loan payable	—		—		3,853,017	*	—	—	544,851	—	—	—	—	—	1,304
24.	Outstanding loan receivable	—				3,853,017	*	—	—	—	—	—	35,598	—	—	95,433
25.	Outstanding receivable	—		—		—		—	—	214,458	—	—	1,083,034	—	—	—
26.	IPO amount with Lytus Inc Receivable	—		—		118,728	*	—	—	—	—	—	—	—	—	—
27.	IPO amount of Lytus BVI Payable	—		—		118,728	*	—	—	—	—	—	—	—	—	20,507

And, for the year ended March 31, 2024 and March 31, 2023:

		Subsidiaries			KMP		Significant influenc Entity-KMP			Relatives of KMP
S. No.	Particulars	March 31, 2024	March 31, 2023		March 31, 2024	March 31, 2023	March 31, 2024		March 31, 2023	March 31, 2024	March 31, 2023
1	Transactions made during the year
2	Subscription income								107,322.00
3	STB Installation charges						61,628		125,071.00
4	Loan taken		3,853,017	*	1,850,313	311.00				124,918
5	Loan write back					10.00
6	Loan Repayment				(912,506)	(19,000.00)				(93,704)
7	Commission expenses						1,047,025		696,746.00
8	Bandwidth charges						24,098		25,245.00
9	Sales/Purchase of materials						1,297		5,111.00
12	Remuneration				285,294	95,644.00				36,103	20,507.00
13	Rent paid/ provided				7,459						6,703.00
16	Interest on loans						212.		218.00
	Issue of Shares		2,501,000	*
	Investment in CCD of Subsidiary		3,853,017	*			135,000	**
17	Investments in shares of subsidiaries		2,501,000	*
18	Reimbursement of expenses				29,266	31,155.00
19	Loans and Advances given		3,853,017	*			135,000	**		0	97,355.00
20	Loans and Advances received back				(214,458)
21	Trade receivable						444,082		352,424.00
22	Trade payable					3,555.00	3,036,901		2,712,683.00
23	Outstanding loan payable		3,853,017	*	1,459,144	544,851.00	3,836,282	**	-	31,019	1,304
24	Outstanding loan receivable		3,853,017	*			3,988,017	**	35,598.00		95,443.00
25	Outstanding receivable					214,458.00	1,354,871		1,083,034.00
26	IPO amount with Lytus Inc Receivable		118,728	*
27	IPO amount of Lytus BVI Payable		118,728	*							20,507.00
28	Options outstanding									94,118

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18. – “Financial Statements.”

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

A.8 Dividend Policy

The holders of our common shares are entitled to dividends out of funds legally available when and as declared by our Board of Directors subject to the BVI Act. Our Board has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

B. Significant Changes

Other than as disclosed in Item 4B. “Business Overview – Recent Developments” and Item 7B. – “Major Shareholders and Related Party Transactions – Related Party Transactions”, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Our common shares are presently quoted on the OTCQB tier operated by the OTC Markets Group, Inc., under the symbol “LYTHF.” On March 27, 2025, the Company received written notice (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that in connection with a hearing on March 18, 2025, Nasdaq determined that the Company’s common shares would be delisted from Nasdaq due to the Company’s failure to comply with Nasdaq Listing Rule 5550(a)(2). Trading of the Company’s common shares on the Nasdaq Capital Market was suspended at the opening of business on March 31, 2025 and on July 21, 2025 Nasdaq filed a Form 25 with the SEC withdrawing the registration of the common shares under Section 12(b) of the Securities Act.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated as a BVI business company under the BVI Business Companies Act, 2004 as amended, in the BVI on March 16, 2020, under the name “Lytus Technologies Holdings PTV. Ltd.” We were originally authorized to issue up to 50,000 common shares of $1.00 par value each and on March 17, 2020, our board of directors passed a resolution to change the originally authorized shares from 50,000 common shares to 30,000 common shares of $0.10 par value each. Effective May 15, 2020, we amended our Memorandum and Articles of Association to increase the number of our authorized shares to 230,000,000, with a par value of $0.01 per share. On May 20, 2025, we amended our Memorandum and Articles of Association to increase the number of our authorized shares from 230,000,000 shares to 5,000,000,000 shares. Copies of the Memorandum and Articles Association and the amended and restated Memorandum and Articles of Association are filed as exhibits to this Annual Report.

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates evidencing the common shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their common shares. As of August 13, 2025, there were a total of 4,944,997,491 common shares issued and outstanding.

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

Redemption of common shares

Subject to the provisions of the BVI Act, we may issue common shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the OTCQB, or by any recognized stock exchange on which our securities are listed.

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

C. Material Contracts

Common Share Purchase Agreement

On July 7, 2025, the Company entered into common share purchase agreements (collectively, the “Purchase Agreements”) with two investors (the “Purchasers”), pursuant to which the Company issued and sold to the Purchasers at closing on such date an aggregate of 965,000,000 common shares at a purchase price of $0.016 per share, for aggregate gross proceeds of $15,440,000.

Standby Equity Purchase Agreement

On February 4, 2025, the Company and YA II PN, LTD., a Cayman Islands exempt limited company (the “Investor”), entered into a Standby Equity Purchase Agreement (the “SEPA”). Pursuant to the SEPA, the Investor shall advance to the Company the principal amount of $6,000,000 (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes in two tranches (the “Notes”). The first tranche of the Pre-Paid Advance was in a principal amount of $5,000,000 and was advanced on February 3, 2025. The second tranche of the Pre-Paid Advance shall be in a principal amount of $1,000,000 and shall be advanced on the second trading day after the registration statement becomes effective. On March 12, 2025, the second tranche of the Pre-Paid Advance was advanced to the Company. In addition, as set forth in the Notes, the Floor Price, as defined in the Notes, may be reduced to any amounts set forth in a written notice to the Investor. On March 14, 2025, the Company delivered written notice to the Investor that the Floor Price was reduced to $0.05. As set forth in the Notes, such reduction is irrevocable and is not subject to increase thereafter.

Senior Secured Promissory Note

On June 3, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889, with an aggregate purchase price of up to $3,500,000, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”). Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement. Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors. Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

D. Exchange Controls

Ownership and Exchange Controls

Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973 and the notifications issued by the Reserve Bank of India (“RBI”) thereunder.

Effective June 1, 2000, foreign investment in Indian securities is regulated by FEMA, and the rules, regulations and notifications made under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only under the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

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

Material United States Federal Income Tax Considerations for U.S. Holders

TAX MATTERS

E. Taxation

The following sets forth the material BVI, Indian and U.S. federal income tax matters related to an investment in our common shares. It is based on laws and relevant interpretations thereof in effect as of March 31, 2025, all of which are subject to change. This description does not address all possible tax consequences relating to an investment in our common shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if the dividends are paid on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the common shares (which we intend to list on a national exchange) will be readily tradable on an established securities market in the United States once they are so listed. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

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

A U.S. Holder may be subject to India withholding taxes on dividends paid on our common shares. Subject to certain conditions and limitations (including a minimum holding period requirement), any withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations). If the common shares are regularly traded on a national exchange or other market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC. However, there can be no assurance that the common shares will be traded in sufficient volumes to be considered “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on a qualified exchange or other market, or the Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Interest Rate Risk

Not applicable.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the INR. Although the U.S. dollar is our functional currency, a portion of our expenses are denominated in Indian Rupee and currently all of our revenues are denominated in INR. Our U.S. dollar and INR expenses consist principally of payments made to sub-contractors and consultants for the purpose of the Company. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the INR. If the U.S. dollar fluctuates significantly against the INR, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were not effective for the period ending March 31, 2025 to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our CEO, and our CFO, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended.  Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2025, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management has determined that our internal control over financial reporting as of March 31, 2025, was not effective due to material weaknesses in internal controls over financial reporting in below specified areas.

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

The review, testing and evaluation of key internal controls over financial reporting completed by us resulted in our principal executive officer and principal financial officer concluding that as of March 31, 2025, material weaknesses existed in our internal controls over financial reporting. Specially, in connection with our:

a)	Entity-level controls - Controls are not in place with respect to the two out of the five components of entity-level controls: monitoring, and control activities;

b)	Information technology general controls and segregation of duties - Lack of proper segregation of duties related to journal entries. The accounting software does not require approval before a journal entry is posted to the general ledger. Thus, an unapproved journal entry can be easily input into the system without the knowledge of senior management;

c)	Control of subsidiaries and related documentation – We relied on the information and contracts received from the subsidiary for the purposes of consolidation.

We have continued to address the material weaknesses described above through the following actions:

a)	Engaging third-party consultants with appropriate expertise to assist the finance and accounting department on an interim basis until key roles are filled;

b)	Assessing finance and accounting resources to identify the areas and functions that lack sufficient personnel and recruiting for experienced personnel to assume these roles;

c)	Further centralization of key accounting processes to enable greater segregation of duties; and

d)	Designing and implementing additional compensating controls where necessary.

While we are working diligently to remediate these material weaknesses, there is no assurance that these material weaknesses will be fully remediated by March 31, 2026.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website at www.lytuscorp.com by clicking on the “Investors” tab. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under the Exchange Act regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website at the above address within four business days of such amendment or waiver. The information on our website is not part of this Annual Report.

Our board of directors, management and all employees of the Company are committed to implementing and adhering to the Code of Ethics. Therefore, it is up to each individual to comply with the Code of Ethics and to be in compliance of the Code of Ethics. If an individual is concerned that there has been a violation of the Code of Ethics, he or she will be able to report in good faith to his or her superior. While a record of such reports will be kept confidential by our company for the purposes of investigation, the report may be made anonymously and no individual making such a report will be subject to any form of retribution.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by the auditors for the services rendered to the Company during the fiscal years ended March 31, 2025 and March 31, 2024.

	Year ended	Year ended
Principal Accountant Fees and Services	March 31, 2025	March 31, 2024
Audit fees(1)	$37,500	$40,000
Audit-related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$37,500	$40,000

(1)	“Audit fees” means the aggregate fees billed or billable for each of the fiscal years for professional services rendered for the audit of our annual financial statements and review of our interim financial statements until the date of filing.

(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit (including services related to the initial public offering) and not included in audit services.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

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

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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

Governance

Our Board oversees the Company’s cybersecurity risks management and receives and reviews reports on material cybersecurity risks. The chief executive officer and the chief financial officer are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. Our chief executive officer and chief financial officer are also responsible for assessing, identifying and managing material risks from cybersecurity threats to the Company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in the periodic reports (including our annual reports on Form 20-F) of the Company.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. - “Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of and for the Years Ended March 31, 2025, March 31, 2024 and March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Lytus Technologies Holdings PTV. Ltd. (LYTHF)

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Lytus Technologies Holdings PTV. Ltd. (LYTHF) (the “Company”) which comprise the statement of financial position as of March 31, 2025, and 2024, the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, based on our audit, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three two years in the period ended March 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Shah Teelani & Associates (7161)

/s/ Shah Teelani & Associates

We have served as the Company’s auditor since 2025.

Place: Gujrat, India

Date: August 14, 2025

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs OF FINANCIAL POSITION

	Note No.	As of March 31, 2025	As of March 31, 2024
		(US$)	(US$)
Current assets
Cash and cash equivalents		$4,674,586	$246,377
Other financial assets	7	5,860,417	4,222,957
Trade receivables	6	3,352,455	3,682,302
Other current assets	8	1,249,176	1,938,327
Total current assets		15,136,634	10,089,963
Non-current assets
Property and equipment, net	9	12,901,693	10,457,586
Capital work-in-process	9	325,085	878,103
Intangible assets and goodwill, net	10	1,083,162	1,034,184
Intangible assets under development	10	—	—
Other non-current financial assets	10A	309,730	285,523
Other non-current assets	10B	10,537,403	8,747,601
Deferred tax assets	5	79,454	70,463
Total non-current assets		25,236,527	21,473,460
Total assets		$40,373,161	$31,563,423
LIABILITIES AND EQUITY
Current Liabilities
Borrowings	11A	$396,206	$1,728,190
Trade payables	12	6,470,875	8,430,154
Other financial liabilities	13A	268,643	243,655
Employee benefits obligation	13B	3,002	209
Other current liabilities	14	6,127,340	3,413,025
Current tax liability	5	93,698	160,266
Total current liabilities		13,359,764	13,975,499
Non-current liabilities
Financial Liabilities
Borrowings	11B	678,436	769,795
Other financial liabilities	11C	511,558	241,951
Employee benefits obligations	13B	97,387	102,322
Deferred tax liability	5	507,129	494,731
Total non-current liabilities		1,794,510	1,608,799
Total liabilities		15,154,274	15,584,298
Commitments and contingencies (1)	15	-	-
EQUITY
Equity share capital	16	1,167,696	538,996
Other equity	16	20,859,354	12,425,098
Equity attributable to equity holders of the Company		22,027,050	12,964,094
Non-controlling interest	16	3,191,837	3,015,031
Total equity		25,218,887	15,979,125
Total liabilities and equity		$40,373,161	$31,563,423

The accompanying notes are an integral part of the consolidated financial statements

(1)	No amounts have been recognized under commitments and contingencies on the statement of financial position in accordance with IAS 37. Relevant disclosures of off-balance sheet items are provided in the accompanying notes to the financial statements.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

	Note No.	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
		(US$)	(US$)	(US$)
Revenues:
Revenue from contracts with customers	3	$23,127,919	$21,363,775	$19,008,184
Other income	3A	58,615	1,639,567	385,145
Total income		23,186,534	23,003,342	19,393,329

Expenses:
Costs of revenue	4	16,960,109	16,762,580	13,884,291
Amortization of intangible assets	10	16,164	15,813	16,211
Depreciation	9	1,234,190	910,671	680,013
Legal and professional expenses	4	440,387	386,622	833,079
Staffing expenses	4	784,491	844,098	633,979
Other operating expenses	4	2,655,316	2,643,948	2,267,265
Total expenses		22,090,657	21,563,732	18,314,838

Finance Income	4A	14,860	—	19,123
Finance Cost	4A	149,171	638,957	2,210,404
Profit before income tax		961,566	800,653	(1,112,790)
Income tax expense	5	132,154	147,479	523,047
(Loss)/profit for the year		$829,412	$653,174	(1,635,837)
(Loss)/profit attributable to:
Controlling interest		$694,584	$287,669	(2,348,103)
Non-controlling interest		134,828	365,505	712,266

Other comprehensive income
Items that will not be reclassified to profit or loss
Reclassification of defined benefit obligation, net of tax		6,002	(957)	(1,400)
Items that may be reclassified subsequently to profit or loss
Exchange difference on foreign currency translation of subsidiaries, net of tax		1,420	82,351	216,022
Total comprehensive income/(loss) for the year		$836,834	$734,568	(1,421,215)
Total comprehensive income/(loss) attributable to:
Controlling interest		$660,028	$258,015	(2,190,732)
Non-controlling interest		$176,806	$476,553	769,517

Basic and diluted earnings per share
Basic (loss)/earning per common share	17	$0.12	$0.30	(3.83)
Basic weighted average number of shares outstanding		5,688,206	967,510	613,481
Diluted (loss)/earning per common share	17	$0.12	$0.30	$(3.83)
Diluted weighted average number of common shares outstanding		5,688,206	967,510	613,481

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in USD)

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Promissory Note – Equity Classification	Retained earnings	Securities Premium reserve	Employee benefits reclassification	ESOP Trust	Total	Non- controlling interest	Total equity

Closing balance as at 31 March, 2022	569,235	341,541	(283,077)	—	12,148,402	—	—	—	12,206,866	1,908	12,208,774
Adjustments for modification of Reachnet Agreement	—	—	—	—	(14,319,254)	—	—	—	(14,319,254)	—	(14,319,254)
Restated Balance	569,235	341,541	(283,077)	—	(2,170,851)				(2,112,387)	1,908	(2,110,480)
Derecognition on disposal of a subsidiary – GHSI	—	—	—	—	—	—	—	—	—	(1,908)	(1,908)
Issue of shares	50,016	30,010				14,224,240			14,254,250		14,254,250
Share warrants exercised	7,025	4,215	—	—	—	71,108	—	—	75,323	—	75,323
Cost of IPO	—	—	—	—	—	(1,820,404)	—	—	(1,820,404)	—	(1,820,404)
Profit/(loss) for the year	—	—	—	—	(2,348,103)	—	—	—	(2,348,103)	712,266	(1,635,837)
Acquired in the business combination	—	—	—	—	—	—	—	—	—	1,768,961	1,768,961
Other comprehensive income for the year	—	—	158,085	—	—	—	(714)	—	(157,371)	57,251	214,622
Closing balance as at 31 March, 2023 (USD)	626,276	375,766	(124,992)	—	(4,518,954)	$12,474,944	(714)	—	$8,206,050	$2,538,478	$10,744,528
Profit/(loss) for the year	—	—	—	—	287,669	—	—	—	287,669	365,505	653,174
Other comprehensive income for the year	—	—	(29,165)	—	—	—	(489)	—	(29,654)	111,048	81,394
Issue of Shares to DTC (refer to Note 16)	46,040	—	—	—	—	—	—	—	—	—	—
Issue of Shares to ESOP Trust (refer to Note 16 )	666,652	—	—	—	(5,720,000)	—	—	5,720,000	—	—	—
Issue of shares common stock – Lenders (refer to Note 16)	481,187	158,809	—	—	—	4,178,524	—	—	4,337,333	—	4,337,333
Issue of shares common stock – Others (refer to Note 16)	2,369	1,421	—	—	—	50,874	—	—	52,295	—	52,295
Issue of shares common stock – Directors (refer to Note 16)	5,000	3,000	—	—	—	107,400	—	—	110,400	—	110,400
Closing balance as at 31 March, 2024 (USD)	1,827,524	538,996	(154,156)	—	(9,951,285)	16,811,742	(1,203)	5,720,000	12,964,094	3,015,031	15,979,125
Profit/(loss) for the year	—	—	—	—	694,584	—	—	—	694,584	134,828	8,29,412
Other comprehensive income for the year	—	—	(37,617)	—	—	—	3,061	—	(34,555)	41,978	7,423
Issuance of Promissory Note (Net) (refer to note 16)	—	—	—	7,548,709	—	—	—	—	7,548,709	—	7,548,709
Reversal of ESOP Trust Reserve (1)	—	—	—	—	5,720,000	—	—	(5,720,000)	—	—	—
Issue of Shares to ESOP Trust (refer to note 16)	115,000,000	—	—	—	—	—	—	—	—		—
Conversion of Promissory Note (refer to note 16)	51,385,558	513,856	—	(5,917,724)	—	5,403,868	—	—	—	—	—
Cancellation of Unvested shares (2)	300,000	—	—	—	—	—	—	—	—	—	—
Issue of shares common stock – others	11,484,409	114,844	—	—	—	739,374	—	—	8,54,218	—	8,54,218
Closing balance as at 31 March, 2025 (USD)	179,997,491	1,167,696	(191,773)	1,630,984	(3,536,701)	22,954,985	1,858	—	22,027,050	3,191,837	25,218,887

The accompanying notes are an integral part of the consolidated financial statements

(1)	In the years ended March 31, 2025 and March 31, 2024, the Company issued restricted shares to the Lytus Trust, an entity controlled by the company’s chief executive officer, for future allocation to employees by management and created an ESOP reserve by adjusting retained earnings. As per IFRS 2, share-based payment expense is to be recognized in profit or loss only when the shares are allotted or vested to employees. Since no shares were allotted, the Company has reversed the ESOP reserve in the current year. The shares held by the trust are treated as restricted shares and excluded from EPS as per IAS 33. This has no impact on profit or loss as well as on equity for the current or previous period.

(2)	During the year ended March 31, 2025, the Company has issued 300,000 common shares to employees of its subsidiaries. However, due to a breach of agreement, these shares were cancelled.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

CONSOLIDATED statementS of CASH FLOWS

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(loss) for the year	$829,412	$653,174	$(1,635,837)
Adjustment to reconcile (loss)/profit to net cash used in operating activities:
Deferred tax expense	11,507	28,241	135,640
Income tax expense	120,647	119,238	387,407
Depreciation and Amortisation expenses	1,250,354	926,484	696,224
Loss on deconsolidation of subsidiary	—	1,000	192,776
Fair value gain on remeasurement of warrant liability	—	—	(22,766)
Remeasurements of the net defined benefit plans	8,021	29,774	30,606
Expected credit loss on trade receivables	(12,493)	72,698	(120,544)
Finance cost	149,171	638,957	2,210,404
Sundry balances written off during the year	—	11,268	—
Liabilities no longer required written back	(14,011)	(1,635,651)	(360,878)
Finance income	(14,860)	—	(19,123)
Profit on termination of lease	(30,034)	—	—
Salary/Legal and professional fees (shares issued)	—	158,821	—
Notional rent on security deposit	4,310	—	—
Change in operating assets and liabilities:
Trade receivable	254,466	(1,945,143)	381,946
Other financial assets	(1,780,232)	63,121	102,242
Other assets	624,255	(564,469)	(730,555)
Trade payable	(1,708,400)	2,578,248	132,056
Other financial liabilities	371,096	(9,161)	(566,378)
Other current liabilities	2,285,101	3,267	255,511
Cash flow used in operating activities after working capital changes	2,348,310	1,129,867	1,068,731
Income tax (paid)/refund, net	(183,885)	(243,833)	84,604
Net cash used in operating activities	2,164,425	886,034	1,153,335
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (including intangible assets under development)	(2,814,615)	(1,936,320)	(10,820,099)
Interest received	—	—	19,123
Advances for acquisition of network	(1,813,185)	(1,715,361)	(2,119,038)
Net cash used in investing activities	(4,627,800)	(3,651,681)	(12,920,014)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short term borrowings from directors - Net	—	937,807	—
Repayment of 7% secured promissory notes	—	—	(1,000,000)
Proceeds from short term borrowings - preferred convertible security	—	1,004,705	—
Proceeds from short term borrowings - related party	(1,298,756)	31,214	—
Proceeds from long term borrowings - bank	(158,520)	1,004,026	—
Repayment of short-term borrowings - directors loans	—	—	518,125
Issue of promissory note - equity classification (net of repayment)	7,548,709		—
Proceeds on issuance of shares	854,218	—	12,509,169
Proceeds from financial institutions (net)	85,201	(10,862)	10,449
Interest, commission and other charges paid	(95,810)	(261,660)	(382,341)
Net cash provided by financing activities	6,935,042	2,705,230	11,655,402
Net increase (decrease) in cash and cash equivalents	4,471,667	(60,417)	(111,277)
CASH AND CASH EQUIVALENTS – beginning of period	246,377	311,810	8,758
Acquired in business combination			432,138
Adjustment for deconsolidation of subsidiary	—	(1,000)	(7,608)
Effects of exchange rate changes on cash and cash equivalents	(43,458)	(4,016)	(10,201)
CASH AND CASH EQUIVALENTS – end of period	$4,674,586	$246,377	$311,810

Non-cash transactions:
Shares issued to the suppliers, directors and other for the services	—	1,62,695	—
Share issued against repayment of:
Senior convertible notes	—	3,333,333	—
Convertible Promissory notes	51,385,500	-
Preferred convertible security	—	1,004,000	—
Transactions with Lytus Technologies Inc.	3,817,490	135,000	—

The accompanying notes are an integral part of the consolidated financial statements.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Lytus Technologies Holdings PTV. Ltd. (Reg. No. 2033207) (“Lytus Tech” or the “Company”) was incorporated on March 16, 2020 (date of inception) under the laws of the British Virgin Islands (BVI). On March 19, 2020, Lytus Tech acquired a wholly owned subsidiary in India, Lytus Technologies Private Limited (CIN U22100MH2008PTC182085) (“Lytus India”), on April 1, 2022, it acquired a majority shareholding (51%) in an Indian company, Sri Sai cable and Broadband Private Limited (CIN U74999TG2018PTC124509) (“Sri Sai” or “SSC”) and on January 1, 2023, it acquired a wholly owned subsidiary in United States, Lytus Technologies Inc However, it has been deconsolidated effective April 1, 2023. Furthermore, on October 30, 2020, it acquired 75% of voting equity interests of Global Health Sciences, Inc. (“GHSI”). However, it has been deconsolidated effective March 1, 2023.

The Company’s registered office is at 116 Main Street, P.O. Box 3342, Road Town, Tortola British Virgin Islands. The consolidated financial statements comprise financial statements of the Company and its subsidiaries (together referred to as “the Group”).

On June 17, 2022, the Company consummated its initial public offering (“IPO”). The Company’s common shares had been previously listed on the Nasdaq Capital Market under the trading symbol “LYT”; however o n March 27, 2025, it received written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that in connection with the hearing on March 18, 2025, Nasdaq determined that the Company’s common shares would be delisted from Nasdaq (the “Decision”) due to the Company’s failure to comply with Nasdaq Listing Rule 5550(a)(2). Trading of the Company’s common shares were suspended at the opening of business on March 31, 2025 and on July 21, 2025 Nasdaq filed a Form 25 with the SEC withdrawing the registration of the common shares under Section 12(b) of the Securities Act. The shares of the Company are now traded at the OTCQB under the symbol “LYTHF”.

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The accounting policies used for the preparation of these consolidated financial statements are based upon the application of IFRS 1.D17, which results in assets and liabilities being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the year ended March 31, 2025, March 31, 2024 and for the year ended March 31, 2023 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Basis of Consolidation

The subsidiaries considered in the preparation of these consolidated financial statements are:

	% Shareholding and Voting Power
Name of Subsidiary	Country of Incorporation	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
Lytus Technologies Private Limited	India	100%	100%	100%
Lytus Sri Sai Networks Private Limited*	India	51%	51%	51%
Lytus Technologies Inc.	United States	-	-	100%

*	On April 24, 2025, Sri Sai Cable and Broadband Private Limited was renamed Lytus Sri Sai Networks Private Limited. This marked a key step in Lytus’ growth strategy in India. As part of this transition, Srinivas Palle, who controlled Sri Sai, was appointed Managing Director, while Pawan Singhal was appointed as its Chief Operating Officer. The Company plans to make significant investments in infrastructure, digital platforms, and acquisitions to expand last-mile connectivity across urban and rural markets. Sri Sai serves over 4 million active users and is focused on broadband modernization, strategic acquisitions, and launching new service offerings.

Note: On June 18, 2022, a Share Transfer Agreement was entered into in respect of the acquisition of Lytus Health. On February 27, 2023, the Board has approved the pending fiscal integration and control of Lytus Health effective January 1, 2023, and as of March 31, 2023, the Company owned 100% of the equity interest of Lytus Health. On January 1, 2023, the Company acquired 1,000 common shares of Lytus Health for an aggregate price of $1,000 ($1.00 per share). Lytus Health is incorporated in Delaware and has no operations at present; however, it has been deconsolidated effective April 1, 2023.

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

A liability is classified as current when it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

Basis of Deconsolidation

When events or transactions results in a loss of control over a subsidiary, the assets and liabilities of the subsidiary, including any goodwill, are derecognised. Amounts previously recognized in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific IFRS standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in the consolidated statements of comprehensive income.

Functional and presentation currency

Items included in the consolidated financial statements of the Company are measured using the currency of India (“INR”), which is the primary economic environment in which the Company operates (the “functional currency”). The consolidated financial statements are presented in United States dollars.

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

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets, such as equities classified at fair value through other comprehensive income (“FVOCI”), are recognized in other comprehensive income.

Financial Instruments

Financial Assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through Other comprehensive Income (OCI) or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

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

Equity instruments

The Group subsequently measures all equity investments at fair value, except for investments in subsidiaries, which are accounted for using the cost method. Where the Group management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group right to receive payments is established.

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

Subsequent measurement

Financial liabilities at amortized cost:

After initial measurement, such financial liabilities are subsequently measured at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the Statement of Profit and Loss.

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

The outstanding warrants shall be recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recognized in the consolidated statements of profit or loss and other comprehensive income.

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

As of March 31, 2025, and March 31, 2024, the Group had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Group recognizes interest and penalties related to significant uncertain income tax positions in other operating expense. Interest and penalties incurred for the period ended March 31, 2025, amount to $9,450, and there were no such amounts incurred for the year ended March 31, 2024. There were no such interest and penalties incurred for the period ended March 31, 2023.

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

Capital work in progress (“CWIP”) includes cost of property and equipment under installation/under development, as of balance sheet date. All project related expenditures related to civil works, machinery under erection, construction and erection materials, preoperative expenditure incidental/attributable to the construction of projects, borrowing cost incurred prior to the date of commercial operations and trial run expenditure are shown under CWIP. Property and Equipment are derecognized from the financial statements, either on disposal or when retired from active use. Gains and losses on disposal or retirement of Property and Equipment are determined by comparing proceeds with carrying amount. These are recognized in the Statement of Profit or Loss.

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

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Buildings	40 years
Property and equipment	3-15 years
Fixtures and fittings	5-10 years
Office equipment	5-10 years
Plant and Machinery	5-10 years

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

Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in the consolidated statements of profit or loss and other comprehensive income when incurred.

Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognized in the consolidated statements of profit or loss and other comprehensive income.

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognized separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

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

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalized as intangible assets when the following criteria are met:

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

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognized as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortized.

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

Carriage/Placement/Consultancy Services/Marketing Incentive revenues

Carriage/Placement/ Consultancy Services/Marketing Incentive fees are recognized upon completion of services based on agreements with the broadcasters.

Advertising revenues

Advertisement income is recognized when relevant advertisements are telecasted.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Goods and Service Tax on all income

The Company collects Goods and Service Tax (“GST”) on behalf of the government and, therefore, it is not an economic benefit flowing to the Company. Hence, it is excluded from revenue.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed, broadcaster/subscription fees and lease line charges. Costs of revenue are recognized when incurred and have been classified according to their primary function.

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

Deferred Offering Costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the Company’s initial public offering (“IPO”) and that would be charged to stockholder equity upon completion of the IPO.  There is no deferring offering costs for the year ended March 31, 2025, March 31, 2024 and the year ended March 31, 2023.

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

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential common shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential common shares.

Trade and other receivable

Assessment as to whether the trade receivables: When measuring Expected Credit Loss (“ECL”) of receivables, the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by India’s Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Segment Reporting

In accordance with IFRS 8 Operating Segments, the Company has determined that it operates in a single segment (i.e., cable services). Accordingly, no separate segment information is presented in the financial statements.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the consolidated financial statements for the years ended March 31, 2025, March 31, 2024 and March 31, 2023.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

●	Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/ FVOCI. See Note 1 on Financial Instruments on page F-10 – F-19 for additional discussion on FVTPL and FVOCI.

●	Impairment of financial assets based on the expected credit loss model.

●	Determination of the discounted value for financial instruments carried at amortized cost.

●	Fair value estimation of share warrants.

●	Critical judgement over capitalization of internally developed intangible assets and development cost in progress.

●	Assessment as to whether the trade receivables are impaired.

●	When measuring ECL of receivables, the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

●	Impairment of property and equipment and intangible assets excluding goodwill.

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

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS

Revenue from contract with customers consist of the following for the year ended March 31, 2025, for the year ended March 31, 2024 and for the year ended March 31, 2023:

Disaggregated revenue information	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Types of services:
Subscription income	$14,305,443	$14,955,197	$13,930,887
Carriage/placement fees	6,585,138	5,410,248	3,406,204
Advertisement income	549,903	556,582	1,413,553
Device activation fees	151,728	151,960	257,540
Fiber use revenue	—	289,788	—
Consultancy services	1,093,855	—	—
Unbilled eevenue	441,852	—	—
Total revenue from customers	$23,127,919	$21,363,775	$19,008,184
Timing of revenue recognition
Services transferred over time	$23,127,919	$21,363,775	$19,008,184
Total	$23,127,919	$21,363,775	$19,008,184

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOERS (cont.)

Contract balances:

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.:

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)	(US$)
Receivables, which are included in ‘trade receivables, net	$3,352,455	$3,682,302	$1,831,724

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

For the year ended March 31, 2025, March 31, 2024 and March 31, 2023, the revenue from operational activity is recorded as Revenue from Contract with Customers, as per the IFRS 15. The five steps mentioned in the IFRS 15 are met and satisfied by its business operation of providing streaming cable services to its subscriber base (the five steps in IFRS are: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when the entity satisfies a performance obligation).

NOTE 3A — OTHER INCOME

Other income	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023

Miscellaneous income	2,077	3,916	1,501
Reversal of expected credit allowance	12,493	-	-
Profit on termination of lease	30,034	-	-
Liabilities no longer required written back	14,011	1,635,651	360,878
Fair value gain on warrant liability	-	-	22,766
	$58,615	$1,639,567	$385,145

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3A — OTHER INCOME (cont.)

Liabilities no longer required written back

Liabilities no longer required written back for the year ended March 31, 2025 include payable for expenses no longer required to be paid of $14,011.

Since the borrowings had been repaid and the warrants had lapsed post-repayment, a provision for liabilities no longer required amounting to $1,585,730 in respect of the warrant obligation was written back for the year ended March 31, 2024. Further, provisions for staff costs and borrowings no longer required amounting to $49,921 were also written back during the year ended March 31, 2024.

Liabilities no longer required written back for the year ended March 31, 2023 includes provision for staff costs no longer required of $360,878.

Fair value gain on remeasurement of share warrant liability

Since the borrowings have been repaid and the warrants have lapsed post-repayment, there is no fair value gain on remeasurement of share warrant liability for the year ended March 31, 2024.

We have recognized fair value gain on remeasurement to the extent of $22,766 for the year ended March 31, 2023.

NOTE 4 — EXPENSES

Expenses consist of the following for the years ended March 31, 2025, March 31, 2024 and March 31, 2023:

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Cost of revenue	$16,960,109	$16,762,580	$13,884,291
Amortization of intangible assets	16,164	15,813	16,211
Depreciation	1,234,190	910,671	680,013
Legal and professional expenses	440,387	386,622	833,079
Staffing expense	784,491	844,098	633,979
Other operating expenses	2,655,316	2,643,948	2,267,265
Total expenses	$22,090,657	$21,563,732	$18,314,838

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Cost of revenue consists of:
Broadcaster/subscription Fees	15,765,593	15,454,840	12,715,217
Lease line/bandwidth charges	1,098,510	1,225,922	1,091,700
Carriage fees	—	1,658	—
Cable hardware & networking Exp.	35,261	78,157	28,129
Ham charges	199	—	3156
Activation installation costs	—	—	37,217
Programming expenses	—	2,003	8872
Cost of Sub-Contractors & Consultancy Service	60,546	—	—
	$16,960,109	$16,762,580	$13,884,291

During the year ending March 31, 2025, the Company has recorded costs of revenue of $16,899,562 relating to the business of Lytus Sri Sai Networks, a licensed Multi System Operator in the business of telecasting/streaming of broadcast channels to subscribers for a subscription charge and $ 60,546 relating to Lytus Technologies Private Limited relating in business of Software development & related Consultancy services.

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

Legal and professional expenses consist of:

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Audit fees	$136,999	$119,525	$144,747
Legal and professional fees	303,388	267,097	688,332
Total expenses	$440,387	$386,622	$833,079

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Staffing expenses consists of:

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Salaries, wages and bonus	$736,942	$775,319	555,591
Contribution to a gratuity fund	8,394	29,774	30,606
EPF, ESIC and labor welfare fund	21,709	19,719	34,738
Staff welfare expenses	17,446	19,286	13,044
Total expenses	$784,492	$844,098	$633,979

Staff costs include salary paid to the various operations and administrative persons and director of the Company’s subsidiaries.

The Group provides for gratuity for employees in India as per the Payment of Gratuity Act, 1972. Employees who are in continuous service for a period of 5 years are eligible for gratuity. The amount of gratuity payable on retirement/termination is the employee’s last drawn basic salary per month computed proportionately for 15 days salary multiplied for the number of years of service. For the funded plan, the group makes contributions to recognized funds in India. The Group does not fully fund the liability and maintains a target level of funding to be maintained over a period of time based on estimations of expected gratuity payments.

Details of other operating expenses:

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Electricity charges	$86,129	$59,821	$59,036
Repair & maintenance expenses	76,897	179,592	129,987
Business promotion expenses	64,637	30,096	3,508
Operating lease rentals	35,651	17,579	15,327
Regulatory expenses	83,222	43,551	69,929
Conveyance & traveling expenses	38,585	28,434	112,111
Security charges	14,416	12,653	5,150
Commission charges	2,028,116	1,621,014	1,465,012
Credit loss allowances	—	72,698	(120,544)
Loss on disposal of a subsidiary	—	1,000	192,776
Other operating expenses	227,663	577,510	334,973
Total other expenses	$2,655,316	$2,643,948	$2,267,265

We had retained Skyline Corporate Communications Group, LLC (“Skyline”) for our capital markets, financial and public relations advisory services. The Company could not make payments under the contract, as the client did not comply with the mandatory regulatory requirements. On April 11, 2023, an arbitrator awarded final damages in favor of Skyline of $130,000 plus legal and other incidental expenses, aggregating to $260,000.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4A — FINANCE INCOME & EXPENSES

Details of Finance Income:

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Interest on bank deposits and held-to-maturity investments	779	—	—
Notional interest on lease deposit	3,546	—	—
Interest on income tax refund	—	—	19,123
Other income	10,535	—	—
Total	$14,860	$—	$19,123

Details of Finance Costs:

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Interest on bank overdrafts, loans and other financial liabilities	$89,410	$346,465	$328,449
Interest on lease liabilities	53,361	42,850	21,845
Commission and other borrowings	—	232,911	122,000
Collection charges	6,400	15,715	125,930
Share warrant expenses	—	—	1,607,791
Other costs - interest on tax payables	—	1,016	4,389
	$149,171	$638,957	$2,210,404

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Total borrowing costs	$149,171	$638,957	$2,210,404
Less: amounts included in the cost of qualifying assets	—	—
	$149,171	$638,957	$2,210,404

The Company has reclassified the share warrant expenses as finance costs in respect of bridge financing obtained during the year ending March 31, 2023.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX

Income tax consists of the following for the years ended March 31, 2025, March 31,2024 and March 31,2023:

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Tax expenses
- For current year	$108,382	$119,238	$387,407
- Short provision of earlier year	12,265	—	—
Deferred tax (benefit) / expense	11,507	28,241	135,640
Income tax expense	$132,154	$147,479	$523,047

Consolidated statement of comprehensive income

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)	(US$)
Deferred tax related to item charged directly to equity:
Net loss/(gain) on translations of foreign subsidiaries	$478	$27,701	$72,663
Total	$478	$27,701	$72,663

Deferred tax related to the translations of foreign operations consists of Lytus India and Sri Sai from INR to USD have been calculated at the rate of the jurisdiction in which a subsidiary is situated (i.e., in India) (at the rate of 25.17% for the years ended March 31, 2025, 2024 and 2023, respectively).

Accounting for Income Taxes

British Virgin Islands

Under the current laws of BVI, the Company is not subject to tax on income or capital gains. In addition, payments of dividends by the Company to its shareholders are not subject to withholding tax in the BVI.

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

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)	(US$)
Accounting profit before tax	$961,566	$800,653	$(1,112,790)
Less: Net profit/(loss) of the Lytus BVI and non-taxable loss/(profit) of GHSI	(324,502)	114,296	(3,134,953)
Net Accounting profit	1,286,069	686,357	2,022,163
At Indian statutory income tax rate of 25.17%	323,678	224,878	508,979
Accelerated tax depreciation	(98,194)	(131,667)	(139,328)
Others mainly timing differences	(100,026)	19,728	27,474
Exchange differences	(4,811)	6,299	(9,718)
Current income tax expense reported on consolidated statements of profit or loss and other comprehensive income	$120,647	119,238	$387,407

Reflected in the financial statement of financial position as follows:

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)	(US$)
Opening balance	$160,266	399,174	3,305,308
Acquired in business combination	—	—	121,319
Income tax accrual -
- of current year	108,382	119,238	387,407
- Short provision of previous year	$12,265	—	—
Adjustment on account of modifications			(3,399,850)
Exchange rate difference	(3,331)	(3,565)	(15,010)
Taxes paid/adjustments	(183,885)	(354,581)	—
Closing balance of current income taxes payables	$93,698	$160,266	$399,174

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX (cont.)

Deferred tax

Deferred tax relates to the following temporary differences:

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)	(US$)
Deferred tax assets
Temporary timing differences	$68,858	$70,463	$(22,878)
Exchange rate difference	10,596	—
Foreign currency translations of foreign subsidiary	—	—	126,624
Total deferred tax assets (A)	$79,454	$70,463	$103,746
Deferred tax liabilities
Accelerated depreciation on tangible and intangible assets	$5,06,651	$498,112	$1,625,271
Acquired in business combination	—	—	295,177
Temporary differences	—	—	9,929
Reversed in deconsolidation/Modification of contracts			(1,533,644)
Exchange rate difference	—	—	8,963
Foreign currency translations of foreign subsidiary	478	(3,381)	72,663
Total deferred tax liabilities (B)	$507,129	$494,731	$478,359
	—	—	—
Total Net Deferred Tax Liabilities (B-A)	$427,675	$424,268	$(374,613)

Reconciliation of deferred tax (liabilities)/asset net:

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)	(US$)
Opening balance	$(424,268)	$(374,613)	$(1,407,020)
Tax expense during the period recognized in profit & loss	(11,507)	(131,677)	(135,640)
Exchange rate difference	10,596	(6,134)	(37,613)
Tax expenses during the period recognized in other comprehensive income	(2,496)	39,771	(72,663)
Temporary timing differences	—	195,100	3,084,267
Reversed on deconsolidation of a subsidiary	—	(146,715)	(1,510,767)
Acquired in business combination	—	—	(295,177)
Total deferred tax (liabilities)/assets net	$(427,675)	$(424,268)	$(374,613)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES, NET

Trade receivables consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Receivable from related parties	184,381	444,082
Receivable from others	3,281,806	3,367,494
Less: allowance for doubtful debts (expected credit loss)	(113,732)	(129,274)
Total receivables	$3,352,455	$3,682,302

The average credit period on sales of services is 30 days. No interest is charged on outstanding trade receivables.

The Group always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The Group has recognized a loss allowance of 50% against all receivables over 365 days past due because historical experience has indicated that these receivables are generally not recoverable.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery (e.g., when the debtor has been placed under liquidation or has entered into bankruptcy proceedings), or when the trade receivables are over two years past due, whichever occurs earlier. None of the trade receivables that have been written off is subject to enforcement activities.

The following table details the risk profile of trade receivables based on The Group’s provision matrix. As The Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between The Group’s different customer base.

As at March 31, 2025 (All Amounts in USD)

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	2,430,351	357,079	242,683	237,530	198,543	3,466,187
Expected loss rate	0.00%	0.00%	0.04%	6.61%	50.00%
Estimated total gross carrying amount at default	2,430,351	357,079	242,683	237,530	198,543	3,466,187
Lifetime ECL	—	—	175	14,286	99,272	113,732

As at March 31, 2024 (All Amounts in USD)

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Expected loss rate	0.00%	0.00%	0.04%	6.61%	50.00%
Estimated total gross carrying amount at default	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Lifetime ECL	—	—	106	9,137	120,031	129,274

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES, NET (cont.)

The following table shows the movement in lifetime ECL that has been recognized for trade receivables in accordance with the simplified approach set out in IFRS 9.

	Collectively assessed	Individually assessed

Balance as at 31 March 2025	$3,466,187	—
Balance as at 31 March 2024	$3,811,576	—

NOTE 7 — OTHER CURRENT FINANCIAL ASSETS

Other current financial assets consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Deposits	$—	$300
Advances for network acquisition*	4,791,371	3,879,484
Loans and advances to related parties	2,57,212	18,059
Other loans and advances	3,74,829	3,25,114
Unbilled revenue	437,005	—
	$5,860,417	$4,222,957

*	The amounts presented as “Advances for network acquisition” refer to upfront payments made to acquire subscriber networks, including subsequent tranches of additional networks. This process typically involves securing access to a base of existing or potential subscribers from another network provider or entity. The goal of acquiring such networks is to enhance the company’s subscriber base, drive revenue growth, expand market reach, and reduce competition within specific territories. These advances form part of the company’s strategic initiatives to strengthen its customer portfolio and establish a more prominent position in the industry.

NOTE 8 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Balances with government authorities	$449,456	$503,171
Advance to suppliers	481,316	1,063,201
Advance to staff	8,974	3,380
Prepaid expenses	25,262	—
TDS receivables	284,168	368,575
	$1,249,176	$1,938,327

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PROPERTY AND EQUIPMENT (All Amounts in USD)

Property and equipment consist of the following:

Description	Rights of use of assets - office premises	Building	Plant and equipment	Furniture and fittings	Vehicles	Office equipment	Computer equipment	Total	Capital work in progress
Gross carrying value
As at March 31, 2022	—	—	—	—	—	—	—	—	—
Additions	461,420	—	2,326,888	11,802	24,396	796	26,856	2,852,158	—
Acquisition through business combination	25,111	32,006	7,349,465	—	17,600	—	4,200	7,428,382	794,271
As at March 31, 2023	486,531	32,006	9,676,353	11,802	41,996	796	31,056	10,280,540	794,271
Additions	27,323	—	1,735,286	4,779	—	—	342	1,767,730	—
Adjustments	—	—	—	—	—	—	—	—	83,832
As at March 31, 2024	513,854	32,006	11,411,639	16,581	41,996	796	31,398	12,048,270	878,103
Additions	723,650	—	3,014,255	4,463	133,475	106,807	2,715	3,985,366	—
Disposals	(495,932)	—	—	—	—	—	—	(495,932)	—
Adjustments	—	—	—	—	—	—	—	—	(553,018)
As at March 31, 2025 (USD)	741,573	32,006	14,425,894	21,044	175,471	107,603	34,113	15,537,704	325,085

Accumulated depreciation and impairment loss
As at March 31, 2022	—	—	—	—	—	—	—	—	—
Charge for the year	50,845	462	616,304	421	7,307	61	4,613	680,013	—
As at March 31, 2023	50,845	462	616,304	421	7,307	61	4,613	680,013	—
Charge for the year	108,997	450	787,148	1,487	5,167	158	7,264	910,671	—
As at March 31, 2024	159,842	912	1,403,452	1,908	12,474	219	11,877	1,590,684	—
Charge for the year	140,703	439	1,062,779	1,516	10,519	10,559	7,679	1,234,193	—
Derecognised on ‘Disposals	(188,868)	—	—	—	—	—	—	(188,868)	—
As at March 31, 2025 (USD)	111,677	1,351	2,466,231	3,424	22,993	10,778	19,556	2,636,010	—

Net block as at March 31, 2023	435,686	31,544	9,060,049	11,381	34,689	735	26,443	9,600,527	794,271
Net block as at March 31, 2024	354,012	31,094	10,008,187	14,673	29,522	577	19,521	10,457,586	878,103
Net block as at March 31, 2025 (USD)	629,895	30,655	11,959,664	17,620	152,478	96,825	14,557	12,901,695	325,085

Vehicles with a carrying value of $152,478 as of March 31, 2025, of $29,522 as of March 31, 2024, and $34,689 as of March 31, 2023 are pledged as security for borrowings.

Building with a carrying value of $30,655 as of March 31, 2025, of $31,094 as of March 31, 2024, and of $31,544 as of March 31, 2023 is pledged as security for borrowings.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — INTANGIBLE ASSETS AND GOODWILL (All Amounts in USD)

Intangible assets and goodwill consist of the following:

	Pre-deal					Intangible
	Customers		Commercial			asset under
Description	Acquisition	Goodwill	rights	Software	Total	development
Gross carrying value
As at March 31, 2022	59,216,654	73,008	—	—	59,289,662	166,587
Additions	—	—	—	—	—	4,464
Derecognized on ‘disposals of a subsidiary	—	(68,500)	—	—	(68,500)	—
Write off	(59,216,654)	—	—	—	(59,216,654)	160,000
Exchange differences	—	73,601	—	—	73,601	—
Acquisition through business combination	—	793,324	339,277	216	1,132,817	—
As at March 31, 2023	—	736,946	339,277	216	1,076,439	11,051
Write off	—	—	—	—	—	(11,051)
Exchange differences	—	10,231	—	—	10,231	—
As at March 31, 2024	—	726,715	339,277	216	1,066,208	—
Additions	—	—	81,887	1,045	82,932	—
Write off	—	—	—	—	—	—
Exchange differences	—	(17,792)	—	—	(17,792)	—
As at March 31, 2025	—	708,923	421,164	1,261	1,131,348	—
	—	—	—	—	—	—
Accumulated amortization
As at March 31, 2022	24,030,158	—	—	—	24,030,158	—
Charge for the year	—	—	16,157	54	16,211	—
Write off	(24,030,158)	—	—	—	(24,030,158)	—
As at March 31, 2023	—	—	16,157	54	16,211	—

Charge for the year	—	—	15,760	53	15,813	—
As at March 31, 2024	—	—	31,917	107	32,024	—
Charge for the year	—	—	15,905	257	16,162	—
As at March 31, 2025	—	—	47,822	364	48,186	—

Net block as at March 31, 2023	—	736,946	323,120	162	1,060,228	11,051
Net block as at March 31, 2024	—	726,715	307,360	109	1,034,184	—
Net block as at March 31, 2025	—	708,923	373,342	896	1,083,162	—

NOTE 10A — Other non-current financial assetS

Other non-current financial assets consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Deposits	$309,730	$285,523
	$309,730	$285,523

NOTE 10B — Other non-current assets

Other non-current assets consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Capital advances for property, plant and equipment*	$10,537,403	8,747,601

*	Out of the total capital advances of $10.5 million, an amount of $8.4 million pertains to payments made towards the development of an Audio OTT platform, IPTV platform, and IPTV box. These advances are expected to result in the recognition of intangible assets under development.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11A — BORROWINGS (CURRENT)

Borrowings consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Secured Borrowings
Vehicle loan from bank and financial institution (a)	$31,943	10,044
Term loans from a bank (b)	161,129	227,983

Unsecured Borrowings
Loan from directors *	$164,124	$1,459,144
Cash credit facility	39,010	-
Loan from a related party *	$-	$31,019
Total	$396,206	$1,728,190

a)	i. The Company has an existing vehicle loan from a financial institution, secured by hypothecation of the respective vehicle. The loan is repayable in 36 equal monthly installments, of which 6 installments remain outstanding as at March 31, 2025. The loan carries an interest rate of 8.5% per annum.

ii. During the year, the Company availed a new vehicle loan, also secured by the respective vehicle. The loan is repayable in 39 equal monthly installments, with 35 installments outstanding as at March 31, 2025. The applicable interest rate is 8.93% per annum.

b)	The company has taken a fresh loan from the bank with a total limit of $ 3,000,000 (approx.), out of which the bank has disbursed $ 777,452. The loan is repayable in 50 monthly instalments. The loan carries an interest rate of 9.5% (Floating), Security offered for the Bank term Loan was as under:

Sr.No.	Particulars	Description
1	Purpose	To meet the working capital requirements
2	Repayment Terms	50 equal monthly instalments
3	Interest Rate	9.50% per annum (Floating)
4	Primary Security	Industrial Open land owned by a director, Residential property owned by a director.
5	Guarantor	Personal guarantee of a Director & Lytus Technologies Private Limited

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11B — BORROWINGS (NON-CURRENT)

Borrowings consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Secured Borrowings
Vehicles Loans from bank and financial institution	$62,256	$—
Term Loans from a bank	616,180	769,795
Total	$678,436	$769,795

NOTE 11C — OTHER NON-CURRENT FINANCIAL LIABILITIES

Other non-current financial liabilities consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Other non-current liabilities
Lease liabilities	$511,558	$241,951
Total	$511,558	$241,951

NOTE 12 — TRADE PAYABLES

Trade payables consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Trade payables due to related parties	$2,525,892	$3,036,901
Trade payables – others	3,904,446	5,345,807
Employee related payables	40,537	47,446
Total	$6,470,875	$8,430,154

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES - CURRENT

Other financial liabilities – current consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Lease liabilities	$127,835	$135,478
Liability under option agreement	91,813	94,118
Professional fees payable	48,995	14,059
Total	$268,643	$243,655

Lease

In case of assets taken on lease

The Group has elected not to recognize right to use assets and lease liabilities for short term leases that have lease term of 12 months or less and lease of low value assets. The Group recognize the lease payments associated with these leases as an expense on straight line basis over the lease term.

The Group has taken various residential, office and godown premises under operating lease agreements. These are generally cancellable and are renewable by mutual consent on mutually agreed terms. There are no sublease payments expected to be received under non-cancellable subleases at the balance sheet date and no restriction is imposed by lease arrangements.

Lease payments for the year recognized in the Statement of Profit and Loss: 2025 - $35,651, 2024 - $17,579 and in 2023 - $15,327.

Rights of use of assets – office premises

The Group recognized a right to use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentive received.

The right to use asset is subsequently depreciated using the straight-line method. The estimated useful lives of right of use assets are determined on the same basis as those of property plant and equipment. In addition, the right of use asset is periodically reduced by the impairment losses, if any, adjusted for certain remeasurements of the lease liability.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES - CURRENT (cont.)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if the rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method.

The Group present right of use asset that do not meet the definitions of investment property in “property, plant and equipment” and lease liabilities in “loans and borrowings” in the statement of financial position.

For Rights of Use of office premises movements and amortization, refer to note 9.

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

The weighted average duration of the defined benefit obligation as of March 31, 2025 is 15 years and as of March 31, 2024 and 2023 is 14 years.

The amounts recognized in the Statement of Financial Position and the movements in the net defined benefit obligation over the years ended March 31, 2025, 2024 and 2023 are as follows:

(a)	The liabilities recognized in the standalone statement of financial position are:

	As at March 31, 2025	As at March 31, 2024
	(US$)	(US$)
Funded Plans
Net value of defined benefit obligations
Current	3,002	209
Non-current	97,387	102,322

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

(b)	The movement in defined benefit obligations for funded and unfunded plans is as follows:

Particulars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2023	72,668	—
Included in profit and loss
Service cost	27,550	—
Past service credit	—	—
Interest cost (income)	3,057	—
	$103,275	—

Included in OCI
Actuarial (gain)/loss	—	—
Remeasurements	—	—
Benefits paid	—	—
Gain and loss on settlement	—	—
Exchange difference	(744)	—

Employer’s contribution
Benefits payment
As at March 31, 2024	$102,531	—

Particulars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2024	$102,531	—
Included in profit and loss
Service cost	6,880	—
Past service credit	—	—
Interest cost (income)	1,514	—
	$110,925	—

Included in OCI
Actuarial (gain)/loss	(8,021)	—
Remeasurements	—	—
Benefits paid	—	—
Gain and loss on settlement	—	—
Exchange difference	(2,513)	—
	(10,534)	—
Employer’s contribution	—	—
Benefits payment	—	—
As at March 31, 2025	$100,389	—

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

(c)	Plan assets for funded plan are comprised as follows:

Plan assets comprise the following.

Particulars	As at March 31, 2025	As at March 31, 2024
Debt instruments – unquoted
Cash and cash equivalents	—	—
Investment property	—	—
Fixed assets	—	—
Other assets	—	—
	—	—

(d)	Actuarial assumptions

(i)	The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages).

Particulars	As at March 31, 2025	As at March 31, 2024
Discount rate	6.75%	7.20%
Attrition rate	5%	5%
Future salary growth rate	10%	10%

(ii)	Assumptions regarding future longevity have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows.

Particulars	As at March 31, 2025	As at March 31, 2024
Longevity at age of 65 for current members aged above 45
Males	0.258% - 2.406%	0.258% - 2.406%
Females	0.258% - 2.406%	0.258% - 2.406%

Longevity at age of 65 for current members aged up to 45
Males	0.092% - 0.168%	0.092% - 0.168%
Females	0.092% - 0.168%	0.092% - 0.168%

(e)	Sensitivity Analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

Particulars	As of March 31, 2024 (Decrease) (US$)	As of March 31, 2024 (Increase) (US$)	As of March 31, 2025 (Decrease) (US$)	As of March 31, 2025 (Increase) (US$)
Discount Rate (- / + 1%)	88,856	68,099	116,358	87,367
Salary Growth Rate (- / + 1%)	68,322	88,061	87,956	114,410
Attrition Rate (- / + 50% of attrition rates)	85,487	71,754	112,482	91,932
Mortality Rate (- / + 10% of mortality rates)	77,515	77,383	100,489	100,290

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
GST and other tax liabilities	$23,123	$91,825
Cheques issued*	4,418,753	2,008,696
Capital creditors	1,409,655	897,041
Advances from customers	275,809	415,463
Total	$6,127,340	$3,413,025

*	This represents cheques issued to broadcasters which have been accounted for, but remain uncleared as of the reporting date.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Commitments and contingencies consist of the following:

	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Commitment for capital investment in Sri Sai	$2,161,536	$7,500,000
Other capital commitment	—	—
Total	$2,161,536	$7,500,000

The Company acquired 51% of Sri Sai for a consideration of $2.5 million, along with $7.5 million payable in phases as capital investment in Sri Sai. The Group has further infused approx. $2 million as capital investment in Sri Sai on July 31, 2024. Further, the capital requirement in Sri Sai has been reduced to $2.1 million as of March 31, 2025.

The $2.1 million capital infusion as of March 31, 2025 is not intended to increase our ownership beyond the existing 51% stake in Sri Sai. It is a commitment to support strategic expansion initiatives aimed at enhancing operational capacity and market reach.

NOTE 16 — EQUITY

Common shares:

The total number of shares of common shares issued:	As of March 31, 2025	As of March 31, 2024
	(US$)	(US$)
Common shares – par value $ 0.01 each	64,330,839	1,160,872
Common shares – par value $ 0.01 each, held by Lytus Trust.	115,666,652	6,666,52
Total - Common shares – par value $ 0.01 each	179,997,491	1,827,524

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

Movements in Common Shares:

	Shares	Amount
		(US$)
Balance as of March 31, 2023	626,276	375,766
Additional issuance of common shares	268,380	161,028
	894,656	536,794
Additional stock issued for employee incentive plan	666,652	—
Additional issuance of common shares as a result of reverse stock split (1)	46,040	—
Total issued common shares (after reverse stock split) (1)	1,607,348	536,794
Additional issuance of common shares (after reverse stock split) (4)	220,176	2,202
Balance as of March 31, 2024	1,827,524	538,996
Conversion of promissory note into equity (2)	51,385,558	513,856
Issued to Lytus Trust (3)	115,000,000	—
Cancellation of unvested shares (5)	3,00,000	—
Additional issuance of common shares	11,484,409	114,844
Balance as of March 31, 2025	179,997,491	1,167,696

1.

On February 5, 2024, the Company announced a reverse stock split of its issued and outstanding common shares at a ratio of 1-for-60 such that every 60 shares outstanding was combined into 1 share. As a result of such reverse stock split, the Company’s issued and outstanding common shares was reduced from 93,679,260 shares to 1,561,309 shares. Further, the Company issued 46,040 common shares to DTC as part of the reverse stock split, aggregating to 1,607,349 ordinary shares. The issuance of 46,040 ordinary shares to the Depository Trust Company (DTC) was part of a necessary procedural adjustment following the 1-for-60 reverse stock split. The reverse split was executed to meet the minimum bid price requirement for continued listing on the Nasdaq stock exchange and to enhance the perception of our stock’s value among investors. During the reverse stock split process, fractional shares were created due to the 1-for-60 ratio, which could not be issued to individual shareholders. To simplify shareholder accounts and facilitate smooth settlement and trading of the newly adjusted shares, we issued 46,040 ordinary shares directly to the DTC. These shares serve as an adjustment to reconcile the fractional shares and ensure that the post-split share count aligns accurately with DTC’s records for clearing and settlement purposes. The primary purpose of the reverse stock split was to bring the share price in line with Nasdaq’s minimum bid price requirement of $1.00 per share, thereby maintaining compliance and avoiding potential delisting. The split also aimed to reduce the number of outstanding shares, thereby improving the share price and potentially attracting a broader investor base. The issuance of these 46,040 ordinary shares was a necessary step to facilitate the operational and administrative processes of the reverse split, ensuring accurate reflection of the company’s post-split share count for trading and investor transactions.

2.	During the fiscal year ended March 31, 2025, the Company issued promissory notes aggregating $7,548,709 in principal amount in multiple tranches. These instruments met the equity classification criteria under IAS 32 – Financial Instruments: Presentation, as they contained no contractual obligation for the Company to deliver cash or another financial asset and were to be settled through the issuance of a fixed number of common shares for a fixed amount of consideration (i.e., satisfying the “fixed-for-fixed” criterion). Accordingly, the entire amount was classified under “Other Equity.” Of the total, $5,917,723 in promissory notes were converted during such period, resulting in the issuance of 513,856 common shares. The remaining balance of $1,630,985 continues to be presented under “Other Equity” as of the reporting date, as it continues to meet the definition of equity under IFRS. As a result, the Company’s issued and outstanding share capital increased during the year.

3.	The Company has issued a total of 115,000,000 common shares (666,667 shares for the year ended March 31, 2024) to the Lytus Trust in three tranches: 15,000,000 shares on December 20, 2024, 3,000,000 shares on February 10, 2025, and 97,000,000 shares on March 17, 2025. These shares have not been issued directly to employees. Instead, they have been issued to the Lytus Trust for the purpose of facilitating a subsequent allocation of such shares by management to employees of the Company under the Employee Stock Option Plan (ESOP) i.e. Lytus Technologies Holdings Ptv. Ltd. 2023 Employee Incentive Plan (the “Plan”). In accordance with IFRS 2 – Share-based Payment, the cost of the share-based payments will be recognized over the vesting period based on the grant date fair value of the awards once they are granted to employees.

4.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares, and warrants to purchase the Company’s common shares. The Preferred Shares were convertible into Common Shares at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares had the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787.

We have repaid the borrowings during the year ending March 31, 2024. The preferred shares have been converted into 220,176 common shares.

5.	During the year ended March 31, 2025, the Company granted 300,000 common shares to certain individuals, subject to a service condition requiring their active involvement in the Company’s business operations for a period of two years. As per the terms of the agreement, these shares were subject to clawback in the event of non-fulfillment of the agreed service conditions. Since the individuals did not fulfill the required service period during such period, the unvested shares were clawed back in accordance with the agreement.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

Common Shares

Each holder of common shares is entitled to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the number of common shares held.

Equity consists of the following as of March 31, 2025:

As of March 31, 2025
($US)
Common shares – par value $0.01, 179,997,491 shares (Authorized Shares: 230,000,000) issued and outstanding	$1,167,696
Net income available to common shareholders	(3,536,701)
Securities Premium	22,954,985
Translation of foreign subsidiaries, net of tax	(191,772)
Employee benefits reclassification	1,858
Equity component of senior secured promissory note	1,630,984
Non-controlling interest	3,191,837
$25,218,887

Equity consists of the following as of March 31, 2024:

As of March 31, 2024
($US)
Common shares – par value $0.01, 93,679,260 (after 1-for-60 reverse stock split, 1,827,524) (Authorized Shares: 230,000,000) shares issued and outstanding	$538,996
Net income available to common shareholders	(9,951,285)
Securities premium	16,811,742
Translation of foreign subsidiaries, net of tax	(154,156)
Employee benefits reclassification	(1,203)
Lytus Trust – for employee incentive plan	5,720,000
Non-controlling interest	3,015,031
$15,979,125

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

Capital risk management

The Group’s capital management objectives are to ensure the Group’s ability to continue as a going concern as well as to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group monitors capital based on the carrying amount of equity plus its subordinated loans, less cash and cash equivalents as presented on the face of the statement of financial position recognized in other comprehensive income.

The Group manages its capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the number of dividends paid to shareholders, return capital to shareholders or issue new shares. The amounts managed as capital by the Group are summarized as follows:

	As of March 31, 2025	As of March 31, 2024
	($US)	($US)
Non- current borrowings	$(1,189,994)	$(1,011,746)
Current borrowings	(396,206)	$(1,728,190)
Cash and cash equivalents	4,674,586	246,377
Net debt	$(3,599,944)	$2,493,559
Total equity	$25,218,887	$15,979,125
Net debt to equity ratio	-14.27%	15.61%

NOTE 17 — EARNINGS PER SHARE

Earnings per share consist of the following for the years ended March 31, 2025, March 31, 2024 and March 31, 2023:

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
	($US)	($US)	($US)
(Loss)/profit for the year available to common shareholders	$694,584	$287,669	$(2,348,103)
Weighted average number of common shares	5,688,206	967,510	613,481
Par value	$0.01	$0.01	$0.01
Earnings/(loss) per common share:
Basic earnings/(loss) per common share	$0.12	$0.30	$(3.83)
Diluted earnings/(loss) per common share	$0.12	$0.30	$(3.83)

Basic EPS is computed by dividing net loss applicable to common shares by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss applicable to common shares by the weighted average number of common shares outstanding for the period and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of share warrants, convertible debt instruments or other common share equivalents. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT

Risk management framework

The Group’s activities expose it to market risk, liquidity risk and credit risk. The management has the overall responsibility for the establishment and oversight of the Group’s risk management framework. This note 18 explains the sources of risk to which the Group is exposed and how the Group manages the risk and the related impact on the Group’s consolidated financial statements.

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

Credit rating	Basis of categorization	As of 31 March 2025	As of 31 March 2024
Low credit risk	Cash and cash equivalents	$4,674,586	$246,377
Low credit risk	Other financial assets	$5,860,417	$4,222,957
Moderate credit risk	Trade receivables, net	$3,352,455	$3,682,302
Moderate credit risk	Other receivables	$—	$—

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Cash and cash equivalents and bank deposits

Credit risk related to cash and cash equivalents and bank deposits is managed by only accepting highly rated banks and diversifying bank deposits and accounts in different banks across the country.

Trade receivables

Credit risk related to trade receivables are mitigated by taking bank guarantees or letters of credit, from customers where credit risk is high. The Group closely monitors the creditworthiness of the debtors through internal systems that are configured to define credit limits of customers, thereby, limiting the credit risk to pre-calculated amounts. The Group assesses increases in credit risk on an ongoing basis for amounts receivable that become past due and default is considered to have occurred when amounts receivable become two years past due. The trade receivable relates to our acquired subsidiary – Sri Sai.

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

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2025
Cash and cash equivalents	$4,674,586	0%	—	$4,674,586
Other financial assets	$5,860,417	0%	—	$5,860,417

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2024
Cash and cash equivalents	$246,377	0%	—	$246,377
Other financial assets	$4,222,957	0%	—	$4,222,957

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

As at March 31, 2025

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	2,430,351	357,079	242,683	237,530	198,543	3,466,187
Expected loss rate	0%	0%	0.04%	6.61%	50%
Estimated total gross carrying amount at default	2,430,351	357,079	242,683	237,530	198,543	3,466,187
Lifetime ECL	—	—	175	14,286	99,272	113,732

As at March 31, 2024

Ageing	Not past due &<30	31 – 90	90 – 180	180 – 365	>365	Total
Gross carrying amount	3,811,576	—	—	—	—	—
Expected loss rate	0%	0%	0.04%	6.61%	50%
Estimated total gross carrying amount at default	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Lifetime ECL	—	—	106	9,137	120,031	129,274

Movement of allowance for trade receivables

(USD) As at March 31, 2023	57,831
Acquired in business combination	—
Gain recognized/(reversed) during the year	72,698
Exchange gain	—
Amounts written off	(1,255)
As at March 31, 2024	$ 129,274
Gain recognized/(reversed) during the year	(15,541)
As at March 31, 2025	$1,13,732

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

As at March 31, 2025

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2025
Borrowings	$396,206	—	—	—	$396,206
Trade payables	6,470,875	—	—	—	6,470,875
Other financial liabilities	268,643	—	—	—	268,643
Other current liabilities	6,127,340	—	—	—	6,127,340
Total	$13,263,064	$—	$—	$—	$13,263,064

As at March 31, 2024

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2024
Borrowings	$1,728,190	—	—	—	$1,728,190
Trade payables	8,430,154	—	—	—	8,430,154
Other financial liabilities	243,655	—	—	—	243,655
Other current liabilities	3,413,025	—	—	—	3,413,025
Total	$13,815,024	$—	$—	$—	$13,815,024

Interest rate risk

The Group’s policy is to minimize interest rate cash flow risk exposures on long-term financing. As at March 31, 2025, the Group is exposed to changes in market interest rates through bank borrowings at variable interest rates. Other borrowings are at fixed interest rates. The other borrowings are from directors who are also shareholders. The borrowings from them are short term in the nature interest free and repayable on demand.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FAIR VALUE MEASUREMENTS

Financial assets and liabilities as at March 31, 2025 and 2024 are as follows:

The carrying amounts and fair values of financial instruments by class are as follows:

As at March 31, 2025	Fair value through profit & loss	Fair value through other comprehensive income	(In US$) Amortized cost
Financial Assets
(i) Investments	—	—	—
(ii) Trade receivables	—	—	3,352,454
(iii) Others financial assets	—	—	5,860,417
Total	—	—	$9,212,871

Financial Liabilities
(i) Borrowings	—	—	1,074,642
(ii) Trade payables	—	—	6,470,875
(iii) Other financial liabilities	—	—	268,643
Total	—	—	$7,814,160

As at March 31, 2024	Fair value through profit & loss	Fair value through other comprehensive income	(In USD) Amortized cost
Financial Assets
(i) Investments	—	—	—
(ii) Trade receivables	—	—	3,682,302
(iii) Others financial assets	—	—	4,222,957
Total	—	—	$7,905,259

Financial Liabilities		—
(i) Borrowings	—	—	2,497,985
(ii) Trade payables	—	—	8,430,154
(iii) Other financial liabilities	—	—	243,655
Total	—	—	$11,171,794

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

The share warrants liabilities which are included in other financial liabilities and disclosed at Note 13A are carried at fair value and are classified as Level 3 fair value measurements due to the use of significant inputs. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied. There were no share warrant liabilities as of March 31, 2025 and for the year March 31, 2024.

Fair value of instruments measured at amortized cost

Financial liabilities	Carrying value as of March 31, 2025	Fair value as of March 31, 2025
Borrowings	$1,074,642	$1,074,642

Financial liabilities	Carrying value as of March 31, 2024	Fair value as of March 31, 2024
Borrowings	$2,497,985	$2,497,985

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

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — RELATED PARTY TRANSACTIONS

I.	Names of related parties and related party relationships:

Related party disclosures

A.	Names of related parties and related party relationships

i)	Parties where control exists
Subsidiaries
Lytus Technologies Pvt. Ltd – wholly-owned
Globa Health Sciences, Inc (deconsolidated on March 1, 2023)
Lytus Technologies Inc (deconsolidated on April 1, 2023)
Lytus Sri Sai Networks Private Limited (formerly known as Sri Sai Cable and Broadband Private Limited) (acquired on April 1, 2022)

B.	Key Management Personnel (KMP):

	Dharmesh Pandya	Chief Executive Officer and Director
	Shreyas Shah	Chief Financial Officer and Director
	Robert M. Damante	Independent Director
	Rajeev Kheror	Independent Director
	Parvez M. Master	Independent Director
	Palle Srinivas	Director (related to Sri Sai)
	Palle Sunitha	Director (related to Sri Sai)

C.	Enterprise over which KMP has significant influence

	Achalaa Communication Networks	Partner in the firm (related to Sri Sai)
	Ayyappa Digital Communications	Partner in the firm (related to Sri Sai)
	Bhuvanagiri Digital Communications	Partner in the firm (related to Sri Sai)
	Godavarikhani Digital Communications	Partner in the firm (related to Sri Sai)
	Husnabad Digital Communications	Partner in the firm (related to Sri Sai)
	Jammikunta Digital Communications	Partner in the firm (related to Sri Sai)
	Marriguda Digital Communications	Partner in the firm (related to Sri Sai)
	Sangareddy Digital Communications	Partner in the firm (related to Sri Sai)
	Sircilla Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communications (KNR)	Partner in the firm (related to Sri Sai)
	Sri Sai Digital Communications	Partner in the firm (related to Sri Sai)
	SSC Kamareddy Communications	Partner in the firm (related to Sri Sai)
	Thandpur Digital Communications	Partner in the firm (related to Sri Sai)
	TS Communications	Partner in the firm (related to Sri Sai)
	Vemulawada Digital Communications	Partner in the firm (related to Sri Sai)
	Gayathri Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communication & Internet Pvt Ltd	Partner in the firm (related to Sri Sai)
	SSC Fiber Home Networks Pvt. Ltd	Partner in the firm (related to Sri Sai)
	Achala Media Television Pvt Ltd	Director (related to Sri Sai)
	Sri Sai Cable and Digital Networks Pvt Ltd	Partner in the firm (related to Sri Sai)
	Kings Broadband Pvt Ltd	Director (related to Sri Sai)
	Inygo Digital Networks Private Limited	Director (related to Sri Sai)
	Sri Sai Future Solution Private Limited	Director (related to Sri Sai)
	Sscbpl Inygo Digital Nework Private Limited	Director (related to Sri Sai)
	Subhodaya Digital Entertainment Pvt Ltd	Director (related to Sri Sai)
	Lytus Technologies Inc	Director

D.	Relatives of KMP:

	Palle Vikas	Relative of KMP (related to Sri Sai)
	Palle Vivek	Relative of KMP (related to Sri Sai)
	Nimish Pandya	Relative of KMP (brother of Dharmesh Pandya)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

Transactions and Balances with related parties during the years ended March 31, 2025 and March 31, 2024 (Summary):

II. Transactions with related parties during the year:

		Subsidiaries				KMP		Significant Influence Entity - KMP		Relatives of KMP
Sr. No.	Particulars	31st March 2025 (US$)		31st March 2024 (US$)		31st March 2025 (US$)	31st March 2024 (US$)	31st March 2025 (US$)	31st March 2024 (US$)	31st March 2025 (US$)	31st March 2024 (US$)
	Transactions made during the year
1.	Subscription income	—		—		—	—	518,795	—	—	—
2.	STB Installation charges	—		—		—	—	48,445	61,628	—	—
3.	Loan taken	—		—		272,365	1,850,313	—	—	—	124,918
4.	Loan write back
5.	Loan Repayment	—		—		1,543,653	912,506	—	—	19,012	93,704
6.	Commission expenses	—		—		—	—	1,305,186	1,047,025	—	—
7.	Bandwidth charges	—		—		—	—	24,339	24,098	—	—
8.	Sales/Purchase of materials	—		—		—	—	8,602	1,297	—	—
9.	Fiber Maintenance Expense	—		—		—	—	1,502	—	—	—
10.	Consultancy Services (Revenue)	—		—		—	—	1,061,622	—	—	—
11.	IT support Charges	—		—		—	——	5,908	—	—	—
12.	Remuneration	—		—		141,797	285,294	—	—	38,286	36,103
13.	Rent paid/ provided	—		—		7,802	7,459	—	—	—	—
14.	Interest on loan	—		—		—	—	—	212	—	—
15.	Issue of Shares	—		—		—	—	—	—	—	—
16.	Investment in CCD of Subsidiary	3,817,490	*	135,000	*	—	—	—	—	—	—
17.	Reimbursement of expenses	—		—		92,246	29,266	—	—	—	—
18.	Loans and Advances given	—		—		—	—	239,684	18,173	—	—
19.	Loans and Advances received back	—		—		—	214,458	—	—	—	—
20.	Advances for network acquisition	—		—		—	—	16,661	—	—	—

*	Transactions in consolidated financials eliminated as inter-company transactions

		Subsidiaries				KMP		Significant Influence Entity - KMP		Relatives of KMP
Sr No	Particulars	31st March 2025 (US$)		31st March 2024 (US$)		31st March 2025 (US$)	31st March 2024 (US$)	31st March 2025 (US$)	31st March 2024 (US$)	31st March 2025 (US$)	31st March 2024 (US$)
	Balance Outstanding with related parties
1.	Trade receivable	—		—		—	—	184,381	444,082	—	—
2.	Trade Payables	—		—		—	—	2,862,917	3,202,118	—	—
3.	Advance from Customers	—		—		—	—	5,853	—	—	—
4.	Advances for network acquisition	—		—		—	—	4,012,167	1,354,871	—	—
5.	Advances to suppliers	—		—		—	—	337,025	165,216	—	—
6.	Other Loans & Advances	—		—		—	—	257,212	18,059	—	—
7.	Borrowings	—		—		164,124	1,458,845	—	—	—	31,019
8.	Investment In Compulsory Convertible Debentures	7,805,507	*	3,988,017	*	—	—	—	—	—	—
9.	Outstanding Options	—		—		—	—	—	—	91,813	94,118

*	The Balances have been eliminated in consolidated financials as inter-company transactions.

Compensation and benefits to KMP would commence upon confirmation by independent compensation committee. The next compensation committee meeting is expected to be held on or before September 30, 2025.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Based on the management approach as defined in IFRS 8, the Chief Operating Decision Maker evaluates the Group’s performance based on a single segment (i.e., cable services).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Based on the management approach as defined in IFRS 8, the Chief Operating Decision Maker evaluates the Group’s performance based on only one segment (i.e., cable services)..

NOTE 22 — SERIES A PREFERRED CONVERTIBLE SECURITY

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (“September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares had the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of Common Shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). The September 2023 Common Warrants were exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SERIES A PREFERRED CONVERTIBLE SECURITY (cont.)

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain a credited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). The Company reserved 20,911,474 for issuance of no less than the sum of (1) maximum number of common shares issuable upon conversion of all of the notes then outstanding (number of 19,157,088 common shares, referred to “Common Share Conversion”), and (2) the maximum number of warrants shares issuable upon exercise of all of the warrants then outstanding (1,754,386 Common Shares).

As of April 10, 2024, all of the warrants and the Preferred Shares have been converted to common shares and the liability has been repaid in full.

NOTE 23 — SUBSEQUENT EVENTS

1.	Increase in Authorized Shares Capital

On May 20, 2025, the Company amended its Memorandum and Articles of Association to increase its authorized share capital from 230,000,000 shares to 5,000,000,000 shares. This amendment was duly approved by the Company’s Board of Directors on the same date.

2.	Issuance of Common Shares

Subsequent to the reporting period, the Company issued an aggregate of 4,765,000,000 common shares. On July 3, 2025, the Company issued an aggregate of 3,800,000,000 restricted common shares to the Lytus Trust, an entity controlled by Dharmesh Pandya, the Chief Executive Officer of the Company. The Company intends to subsequently allocate to the Company’s management and/or employees in consideration for their respective services provided to the Company.

On July 7, 2025, the Company entered into common share purchase agreements with two investors, pursuant to which the Company issued and sold an aggregate of 965,000,000 common shares in a private placement transaction pursuant to Regualtion S promulgated under the Securities Act of 1933 at a purchase price of $0.016 per share, for aggregate gross proceeds of $15,440,000. The details of the issuances resulting from these are as follows:

●	Torii Investment Holdings – 482,500,000 common shares

●	Ezeesoft Technologies LLC – 482,500,000 common shares

As a result of such issuances, the number of outstanding common shares increased from 179,997,491 to 4,944,997,491, which is the current number of Common Shares outstanding as of August 13, 2025.

3.	Proposed Acquisition of Sreedevi Digital Systems Private Limited

Subsequent to the reporting date, on April 15, 2025, Lytus Sri Sai Networks Private Limited, a subsidiary of Lytus Technologies Private Limited (which in turn is a subsidiary of Lytus Technologies Holdings PTV. Ltd., the ultimate holding company), entered into a agreement to acquire 51% of the equity shares of Sreedevi Digital Systems Private Limited.

Upon completion, this acquisition will result in Sreedevi Digital Systems Private Limited becoming a subsidiary of Lytus Sri Sai Networks Private Limited and, consequently, will be consolidated into the financial statements of Lytus Technologies Holdings PTV. Ltd.

As of the date of approval of these financial statements, the acquisition has not yet been completed, and control—as defined under IFRS 10 Consolidated Financial Statements—has not been obtained. Accordingly, the financial results of Sreedevi Digital Systems Private Limited have not been consolidated in these financial statements.

The financial and operational impact of the acquisition will be recognized in the period in which control is transferred.

ITEM 19. EXHIBITS

EXHIBIT INDEX

	Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number
1.1	Memorandum and Articles of Association of Lytus Technologies Holdings PTV. Ltd.	F-1	April 1, 2021	3.1

1.2	Amended and Restated Memorandum and Articles of Association of Lytus Technologies Holdings PTV. Ltd.	6-K	May 27, 2025	1.1

1.3	Extract of the Memorandum of Resolutions by the Directors	F-1	April 1, 2021	3.2

1.4	Resolutions by the Directors	F-1	July 12, 2024	3.3

2.1	Description of Registered Securities		*

4.1	Form of Senior Secured Note, issued by the Company to the Investor	6-K	November 10, 2022	4.2

4.2	Form of Warrant to Purchase Common Shares, issued by the Company to the Investor	6-K	November 10, 2022	4.1

4.3	Form of Warrant to Purchase Preferred Shares, issued by the Company to the Investor	6-K	September 6, 2023	4.1

4.4	Form of Warrant to Purchase Common Shares, issued by the Company to the Investor	6-K	September 6, 2023	4.2

4.5	Form of Senior Secured Promissory Note, issued by the Company to the Investors	6-K	June 13, 2024	4.1

4.6	Form of Common Warrant, issued by the Company to the Investors	6-K	June 13, 2024	4.2

4.7	Form of Common Stock Purchase Warrant, issued by the Company to Mast Hill	6-K	June 13, 2024	4.3

4.8	Employment Agreement between the Registrant and its CEO†	F-1	April 1, 2021	10.1

4.9	Employment Agreement between the Registrant and its CFO†	F-1	April 1, 2021	10.2

4.10	Agreement to Acquire Customer List, dated June 20, 2019, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.3

4.11	Supplemental Agreement, dated December 6, 2019, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.4

4.12	Secondary Supplemental Agreement, dated June 30, 2020, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.5

4.13	Share Purchase Agreement, dated March 19, 2020, by and among Lytus Technologies Holdings PTV. Ltd., Lytus Technologies Private Limited and the shareholders of Lytus Technologies Private Limited†	F-1	April 1, 2021	10.6

4.14	Share Purchase Agreement, dated February 21, 2020, by and among Lituus Technologies Limited, DDC CATV Network Private Limited, and all of the shareholders of DDC CATV Network Private Limited†	F-1	April 1, 2021	10.7

4.15	Assignment of Contract dated March 20, 2020, by and between Lituus Technologies Limited and Lytus Technologies Holdings PTV. Ltd.†	F-1	April 1, 2021	10.8

4.16	Assignment of Contract dated March 20, 2020, by and between Jagjit Singh Kohli and Lytus Technologies Holdings PTV. Ltd.†	F-1	April 1, 2021	10.9

4.17	Share Purchase Agreement, dated October 30, 2020, by and between Lytus Technologies Holdings PTV. Ltd., Global Health Sciences, Inc. and its shareholder†	F-1	April 1, 2021	10.10

4.18	Agreement for Subscription of Debentures, dated December 30, 2020, by and between Lytus Technologies Private Limited and Veeta Legal Services Private Limited†	F-1	April 1, 2021	10.11

4.19	Third Supplemental Agreement, dated February 5, 2021, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.12

4.20	Form of the underwriters’ warrant	F-1/A	June 15, 2021	10.13

4.21	Form of lockup agreement†	F-1/A	June 15, 2021	10.14

4.22	Form of the subscription agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.15

4.23	Form of the investor warrant in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.16

4.24	Form of the secured promissory note in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.17

4.25	Form of the pledge agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.18

4.26	Form of the Guaranty and Suretyship Agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.19

4.27	Management Service Agreement, dated March 1, 2020, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1/A	December 6, 2021	10.20

4.28	Deed of Confirmation, dated November 19, 2021, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1/A	December 6, 2021	10.21

4.29	Maturity Date Extension, Amendment To Loan Documents And Reaffirmation Agreement, dated February 3, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC†	F-1/A	February 9, 2022	10.22

4.30	Registration Rights Agreement dated February 3, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC†	F-1/A	February 9, 2022	10.23

4.31	Engagement Letter between OpulusBizserve Private Limited and Lytus Technologies Holdings PTV Ltd. dated December 10, 2020†	F-1/A	March 9, 2022	10.24

4.32	Maturity Date Extension, Amendment No. 2 To Loan Documents And Reaffirmation Agreement, dated June 6, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC	POS AM	June 8, 2022	10.25

4.33	Form of Registration Rights Agreement, between the Company and the Investor	6-K	November 10, 2022	10.2

4.34	Form of Securities Purchase Agreement, between the Company and the Investor	6-K	November 10, 2022	10.1

4.35	Modification Agreement, dated December 11, 2022, between the Company and Reachnet Cable Services Pvt. Ltd.	6-K	January 23, 2023	10.1

4.36	Deed of Assignment, dated December 12, 2022, between the Company and Reachnet Cable Services Pvt. Ltd.	6-K	January 23, 2023	10.2

4.37	Agreement for Acquisition, by and between Sri Sai and Reachnet, dated August 11, 2022.	6-K	January 23, 2023	10.3

4.38	Share Purchase Agreement dated March 27, 2023, by and among the Company and the shareholders of Sri Sai.	F-1	July 12, 2024	10.31

4.39	Share Purchase Agreement dated March 1, 2023, by and among the Company, Dharmesh Pandya, and Lytus Technologies, Inc.	F-1	July 12, 2024	10.32

4.40	Form of Securities Purchase Agreement, between the Company and the Investor	6-K	September 6, 2023	10.1

4.41	Form of Registration Rights Agreement, between the Company and the Investor	6-K	September 6, 2023	10.2

4.42	Share Purchase Agreement, between the Company and Sri Sai Cable and Broadband Private Ltd.	F-1	July 12, 2024	10.35

4.43	Form of Securities Purchase Agreement, dated June 3, 2024, between the Company and the Investors	6-K	June 13, 2024	10.1

4.44	Form of Registration Rights Agreement, dated June 3, 2024, between the Company and the Investors	6-K	June 13, 2024	10.2

4.45	Form of Security Agreement, dated June 3, 2024, between the Company and the Investors	6-K	June 13, 2024	10.3

4.46	Form of Equity Purchase Agreement, dated June 3, 2024, between the Company and Mast Hill	6-K	June 13, 2024	10.4

4.47	Form of Registration Rights Agreement, dated June 3, 2024, between the Company and Mast Hill	6-K	June 13, 2024	10.5

4.48	Lytus Technologies Holdings PTV. Ltd. 2023 Employee Incentive Plan	S-8	November 22, 2023	10.1

4.49	First Amendment to the Registration Rights Agreement, dated July 8, 2024, between the Company and the Investors	F-1	July 12, 2024	10.42

4.50	First Amendment to the Security Agreement, dated July 8, 2024, between the Company and the Investors	F-1	July 12, 2024	10.43

4.51	First Amendment to the Equity Purchase Agreement, dated July 30, 2024, between the Company and Mast Hill	20-F	August 15, 2024	4.51

4.52	Standby Equity Purchase Agreement, dated February 3, 2025, between the Company and YA II PN, LTD.	6-K	February 4, 2025	10.1

4.53	Convertible Promissory Note, dated February 3, 2025, between the Company and YA II PN, LTD.	6-K	February 4, 2025	10.2

4.54	Registration Rights Agreement, dated February 3, 2025, between the Company and YA II PN, LTD.	6-K	February 4, 2025	10.3

4.55	Global Guaranty Agreement, dated February 3, 2025, between Lytus Studio and YA II PN, LTD.	6-K	February 4, 2025	10.4

8.1	List of Subsidiaries of Lytus Technologies Holdings PTV. Ltd.		*

11.1	Code of Conduct and Ethics	20-F	September 28, 2022	14.1

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		**

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		**

15.1	Consent of Shah Teelani & Associates.		*

97.1	Clawback Policy	20-F	August 15, 2024	97.1

99.1	Charter of the Audit Committee.	20-F	September 28, 2022	99.1

99.2	Charter of the Compensation Committee.	20-F	September 28, 2022	99.2

99.3	Charter of the Nominating and Corporate Governance Committee.	20-F	September 28, 2022	99.3

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

#	Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K. Schedules, exhibits and similar supporting attachments to this exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lytus Technologies Holdings PTV. Ltd.

	By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
Date: August 14, 2025	Title:	Chief Executive Officer